DFC™

GLOBAL CORP

ANNUAL REPORT | 2012





DFC Global Corp. is a leading international financial services company serving under-banked consumers.

Through its nearly 1,400 retail storefront locations and multiple Internet, mobile phone and other remote platforms, the Company provides a variety of consumer financial products and services in eight countries across North America and Europe—the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain and the Republic of Ireland. The Company believes that its customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to the range of financial services it offers, the convenience of its products, the multiple ways in which they may conduct business with the Company and its high-quality customer service. The Company's products and services, principally its short-term single-payment consumer loans, secured pawn loans, check cashing services and gold buying services, provide customers with immediate access to cash for living expenses or other needs. The Company strives to offer its customers additional high-value ancillary services, including Western Union® money order and money transfer products, foreign currency exchange, reloadable VISA® and MasterCard® prepaid debit cards and electronic tax filing. In addition to its core retail products, the Company also provides fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank through the Company's branded Military Installment Loan and Education Services, or MILES® program.

At June 30, 2012, the Company's global retail operations consisted of 1,399 retail storefront locations, of which 1,345 are company-owned stores, conducting business primarily under the names The Money Shop®, Money Mart®, Insta-Cheques®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, Optima®, MoneyNow!®, and Super Efectivo®. In addition to its retail stores, the Company also offers Internet-based short-term single-payment consumer loans in the United Kingdom primarily under the brand names Payday Express® and PaydayUK®, in Canada under the Money Mart name, and in Finland, Sweden and Poland primarily under the Risicum® and OK Money® brand names.

Financial Highlights ($ in Millions)

	2010	2011	2012
Total revenue	$ 633.3	$ 788.4	$ 1,061.7
Store operating expenses	387.0	481.2	674.4
Store operating margin	246.3	307.2	387.3
Margin percentage	38.9%	39.0%	36.5%
Corporate expenses	86.8	104.1	120.0
Interest expense	68.9	90.8	102.8
Provision for litigation settlements	29.1	(3.7)	4.1
Goodwill and other intangible asset impairment	0.0	0.0	27.7
Loss on extinguishment of debt	9.5	0.0	0.0
Loss on derivatives not designated as hedges	12.9	39.3	(2.9)
Unrealized foreign exchange (gain) loss	10.1	(47.0)	11.5
Other expenses	12.8	21.3	28.5
Income before income taxes	$ 16.2	$ 102.4	$ 95.6
Minority Interest	0.3	0.5	0.6
One-time charges:			
Non-cash interest on convertible debt (ASC 470-20)	8.9	8.4	11.0
Unrealized foreign exchange (gain) loss	10.1	(47.0)	11.5
Non-cash impact of hedge ineffectiveness	3.6	20.7	(17.6)
Goodwill and other intangible asset impairment	0.0	0.0	27.7
Cross-currency swap amortization	4.2	6.5	6.5
Loss on extinguishment of debt	9.5	0.0	0.0
Provision for litigation settlements	29.1	(3.7)	4.1
Loss on store closings and other	3.3	0.5	2.8
Write-off of acquisition costs	2.9	8.7	3.4
Pro forma income before income taxes	$ 88.1	$ 97.0	$ 145.6
Stores	1,180	1,269	1,399

To Our Shareholders,

I am pleased to announce another year of record performance for our Company. Total consolidated revenue for the fiscal year increased by 34.7% to a record $1.1 billion, while total adjusted EBITDA increased by 31.9% to a record $303.7 million. Revenue derived from internet lending, which is our fastest growing product, tripled, growing to a combined $259.5 million for the year compared to $86.8 million for the twelve months ended June 30, 2011. Secured pawn lending, another strategic area of focus, contributed $80.9 million of revenue during the fiscal year, growing by 69.9% on a constant currency basis when compared to the twelve months ended June 30, 2011. Furthermore, pro forma diluted operating earnings per share of $2.16 for fiscal 2012 exceeded the Company's guidance range of $2.08 to $2.11 per share.

Fiscal 2012 was another milestone year for the Company as we continued to set the stage for long-term diversified growth with the completion of a number of strategic acquisitions around the world, while also expanding our internet lending business into four additional countries, including Sweden, Finland, Poland and Canada.

Our acquisition of the Risicum internet lending business in July 2011 provides us with a technology and collections platform that is scalable for growth and exportable to other countries in Europe. We have already launched an internet loan product in Poland leveraging the Risicum platform, and are planning to further extend this model into additional countries in the near future.

Our Business Platforms


PAWN


E-COMMERCE


RETAIL

In March 2012, we announced the acquisition of Super Efectivo S.L. Super Efectivo, founded in 2006, operates a chain of stores predominantly in Madrid, which offer pawn lending on gold jewelry and gold buying services. The Spanish market, with a population of 47 million people and the majority working in the service sector, fits with our focus on the ALICE (Asset Limited, Income Constrained, Employed) and ARTI (Asset Rich, Temporarily Illiquid) demographics. Super Efectivo provides an entry point into the Spanish market with an opportunity to significantly expand our presence in that country through additional store acquisitions supplemented with de novo store development. This approach is consistent with the successful development program we had previously initiated in Canada and the United Kingdom, which also began as small store chain acquisitions. Spain's large population, its deep-rooted pawn lending history and gold jewelry oriented society, provides the potential for 500 stores.

In fiscal 2012, we also invested in our management team and technology infrastructure to support the future expansion of our global enterprise into new countries and product lines. We established a second U.K. headquarters in London, responsible for the development and expansion of our pawn lending business throughout Europe. This group will manage the integration of all future pawn store acquisitions and de novo store development in Europe outside of the United Kingdom, and will provide management oversight and direction to these businesses post-acquisition. Our strategy is to consolidate the pawn lending industry in selected European countries by leveraging our extensive product knowledge and strong management team and back-office infrastructure in the U.K. and Scandinavia. In addition, we have a large base of multi-national and multi-lingual store employees in the U.K. who are well trained in pawn lending and gold buying and can be redeployed to help manage stores in many of the countries we are looking to enter.

We made significant investments in our global collections technology, including the implementation of our most advanced company-wide automated dialer system. The investments we are making in this area should enable better customer contact resulting in more efficient debt collections performance and an improved ability to mutually agree on repayment schedules if necessary. The new dialer system and inherent additional calling capacity should help us maintain stronger customer relationships through the automated pre-calling of customers, to remind them of the future due date of their loans.

Our mission is to be the leading global provider of diversified financial services to the ALICE and ARTI demographics, and we are focused on expanding our product portfolio, sales channel strategies and market diversification, in order to meet the financial services needs of this growing base of consumers. Our near-term growth strategy is based on three principal components. First, we intend to continue opening de novo stores in our European business units, as these countries have the least number of retail financial services stores in relation to the under-banked population as compared to the U.S. and Canada. Second, we look to further leverage our existing internet lending platforms into new countries principally in Europe, in order to access the growing numbers of ALICE customers in those markets. Third, we plan to continue acquiring small pawn lending chains in select European countries augmented by de novo stores, to strengthen our position as the leading pawn lender to the ALICE and ARTI population in Europe. This three pronged diversification strategy should help insulate our business from unfavorable regulatory activities in any one jurisdiction, while providing a pathway for long-term shareholder value as the new businesses we acquire are expected to provide the next generation of growth for our Company. In fiscal year 2012, approximately 40% of our total revenue was derived from new products and markets we developed or entered into over the past three years. As a result, only 6% of our total revenue is now being derived from short-term loans in the United States.

We are fortunate to operate in a naturally expanding market. Over the long-term, population growth is expected to continue to place pressure on the price of food, gasoline and other life necessities, while coincidentally many higher paying jobs in manufacturing and other sectors of the economy are being off-shored from the more established economies of the world to less developed countries. This narrowing of discretionary income in the more mature economies is resulting in a growing base of consumers who are living paycheck-to-paycheck, naturally increasing the demand for short-term credit. We are uniquely positioned through our diversified product set and sales channel strategies to meet the needs of this growing population, with our quick and simple short-term loans, secured pawn lending and check cashing service.

We have a strong blend of core businesses that produce substantial cash flow and profits, which we are reinvesting in a number of new businesses to generate current and long term growth. In addition, we have an active and robust acquisition pipeline as we continue to evaluate future development prospects. Collectively, as a result of the improvements we have made in our capital structure this past fiscal year, the continued investments in our management infrastructure and information technology platforms, and the scalability of our recent strategic acquisitions, I believe we are well positioned to take advantage of the significant growth opportunities before us. On behalf of the Board of Directors and our 7,000 employees now spanning eight countries, we once again thank you for your continued support and investment in our Company.

Sincerely,

Jeff Weiss

Chairman and Chief Executive Officer


Money Mart


The Money Shop

Senior Management Team

Jeffrey Weiss
Chairman of the Board
and Chief Executive Officer

Kenneth W. Schwenke
President

Randy Underwood
Executive Vice President
and Chief Financial Officer

Norm Miller
Executive Vice President
and Chief Operating Officer

Mike Coury
Senior Vice President and
Chief Information Officer

Jeff Wheatley
Managing Director,
Global Strategy and Development

Ken Fisher
Managing Director of Corporate
Development and Chief Risk Officer

Nick Green
Managing Director,
The Money Shop

John Davis
President - Core E-Commerce

David Alexander
Senior Vice President,
Chief Human Resources Officer

Roy W. Hibberd
Senior Vice President,
Corporate Secretary
and General Counsel

Mike Hudachek
Senior Vice President
President, North American
Retail Operations

Carl Spilker
Senior Vice President
and Chief Credit Officer

Paul Mildenstein
Senior Vice President,
Global Strategy and Development

William Athas
Senior Vice President, Finance
Corporate Controller and
Chief Accounting Officer

Eric Erickson
Senior Vice President and Treasurer

Melissa Soper
Senior Vice President, Government
Affairs and Administration

Peter Sokolowski
Senior Vice President - Development
for Suttons & Robertsons

Board of Directors

Jeffrey Weiss
Chairman and Chief Executive Officer
DFC Global Corp.

David Jessick
Retired Senior Executive Vice
President and Chief Administrative Officer
Rite Aid Corporation

John Gavin
Operating Partner
LLR Partners

Clive Kahn
Chief Executive Officer
Cardsave Group Limited

Ronald McLaughlin
Chapman, Inc.

Michael Kooper
Area Chairman
Gallagher Benefit Services, Inc.

Corporate Information

Corporate Headquarters
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400
www.dfcglobalcorp.com

Annual Meeting
The annual meeting of
shareholders will be held
at 8:30am on Thursday,
November 8, 2012.

The Boca Raton Bridge Hotel
999 E Camino Real
Boca Raton, FL 33432

Common Stock Listing
The Company's common stock
is listed on the NASDAQ
Global Select Market under
the symbol DLLR.

Registrar and Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(Tel) 800-937-5449

Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(Tel) 215-981-4000

Independent Accountants
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Investor Relations
FTI Consulting
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005
(Tel) 212-850-5600

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50866

DFC GLOBAL CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**23-2636866**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1436 Lancaster Avenue Berwyn, Pennsylvania	**19312-1288**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 296-3400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2011, 44,115,604 shares of the registrant's common stock, par value $0.001 per share, were outstanding. As of such date the aggregate market value of voting stock (based upon the last reported sales price in The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately $784,893,650. As of July 31, 2012, 43,243,445 shares of the registrant's voting stock was outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Form 10-K Reference
Portions of Proxy Statement for 2012 Annual Meeting of Shareholders	Part III

DFC GLOBAL CORP.

Table of Contents

Report on Form 10-K for the Year Ended June 30, 2012

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K and the documents incorporated herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," "expects" and similar expressions, involve risks and uncertainties, and relate to, without limitation, statements about our market opportunities, anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in "Item 1A — Risk Factors" of this Annual Report on Form 10-K.

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and our actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These forward-looking statements speak only as of the date on which they are made, and, except as otherwise required by law, we disclaim any obligation or undertaking to disseminate any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

Unless the context otherwise requires, as used in this Annual Report on Form 10-K, (i) the terms "fiscal year" and "fiscal" refer to the twelve-month period ended on June 30 of the specified year, (ii) references to "$," "dollars," "United States dollars" or "U.S. dollars" refer to the lawful currency of the United States of America, (iii) references to "CAD" refer to the Canadian dollar, the lawful currency of Canada, (iv) references to "GBP" refer to the British Pound Sterling, the lawful currency of the United Kingdom of Great Britain and Northern Ireland, (v) references to "SEK" refer to the Swedish Krona, the lawful currency of Sweden, and (vi) references to "EUR" refer to the Euro, the lawful currency of the European Union.

Item 1. *BUSINESS*

General

We are a leading international non-bank provider of alternative financial services, principally unsecured short term consumer loans, secured pawn loans, check cashing, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers through our over 1,400 current retail storefront locations and our multiple Internet platforms in eight countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate the largest online unsecured short-term consumer lending business by revenue in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia, Poland and Spain, we are the largest pawn lender in Europe measured by loan portfolio value.

We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, choose to conduct their personal financial business with us rather than with banks or other financial institutions due to the range and convenience of services that we offer, the multiple ways in which they may conduct business with us and our high-quality customer service. Our products and services, principally our unsecured short-term consumer loans, secured pawn loans and check cashing and gold buying services, provide customers with immediate access to cash for living expenses and other needs. In addition to these core offerings, we strive to offer our customers additional high-value ancillary services, including Western Union® money orders and money transfers, reloadable VISA® prepaid debit cards and foreign currency exchange.

At June 30, 2012, our global retail operations consisted of 1,399 retail storefront locations, of which 1,345 are company-owned, conducting business primarily under the names The Money Shop®, Money Mart®, InstaCheques®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, MoneyNow!® and Super Efectivo®. In addition to our retail stores, we also offer Internet-based, unsecured short-term consumer loans in the United Kingdom primarily under the brand names PaydayUK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ names, and in Finland, Sweden and Poland primarily under the OK Money® and Risicum® brand names. We offer longer term unsecured loans in Poland through in-home servicing under the trade name Optima®. We also provide fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced primarily under an agreement with a major third-party national bank through our branded Military Installment Loan and Education Services, or MILES®, program.

We continue to seek opportunities to expand upon and diversify from our core financial services businesses. In the fiscal year ended June 30, 2011, we substantially increased our online presence in the United Kingdom by acquiring the largest online provider of unsecured short-term consumer loans by revenue in that country. We have continued to expand our Internet-based lending business, most recently acquiring Risicum Oyj in July 2011, which offers unsecured short-term consumer loans through the Internet and mobile phone technologies in Finland and Sweden. We leveraged the scalable technology and back-office support capabilities of Risicum to launch an Internet lending business in Poland in February 2012, and expect to further extend our Internet-based lending capabilities into other countries in Europe in the near future. We are also actively expanding our secured pawn lending businesses. We acquired Sefina Finance AB in December 2010, which we believe to be the largest pawn lender, measured by loan portfolio, in each of Sweden and Finland, and in March 2012 we acquired a chain of eight retail pawn and gold buying stores in Spain. We also offer secured pawn lending in a significant majority of our retail locations in the United Kingdom as well as through our high-end Suttons and Robertsons stores in Britain, and expect to implement secured pawn lending in our Canadian retail stores beginning in fiscal 2013. Internet-based and secured pawn lending generated $259.5 million and $80.9 million, respectively, of revenue for the year ended June 30, 2012, representing 24.4% and 7.6%, respectively, of our revenue for our fiscal 2012.

We report financial results for our business as three reportable segments — our financial services offerings in each of Europe, Canada and the United States. Information regarding total assets, operating results and other financial information regarding each of our reporting segments for each of the fiscal years ended June 30, 2010, 2011 and 2012 is set forth in "*Item 8. — Financial Statements and Supplementary Data — Note 19*" in this Annual Report on Form 10-K.

Our Industry and Customers

We operate in a sector of the non-bank financial services industry that serves the basic needs of customers needing quick and convenient access to cash and other financial services. These needs are primarily evidenced by demand for unsecured short-term loans, secured pawn loans, check cashing, gold buying, money transfers and orders, prepaid debit cards, foreign currency exchange and other services. Consumers who use these services are often underserved by banks and other financial institutions.

We believe that customers for our products and services generally fall into two categories:

- asset limited, income constrained and employed — to which we refer as the ALICE demographic; and
- asset rich, temporarily illiquid — to which we refer as the ARTI demographic.

Generally, ALICE customers are service sector workers, small business owners, or employees of small businesses. ALICE customers typically hold more than one lower paying job in order to satisfy their monthly bills and living expenses. Many of these individuals periodically require short-term loans to provide cash necessary for living and other episodic or unexpected expenses, such as automobile repair bills, medical bills or capital and other expenditures related to their small businesses. They may not be able, or even desire, to obtain loans from banks as a result of their immediate need for cash, the irregular receipt of payments from their employers, a lack of tangible collateral or the unavailability of bank loans in small denominations for relatively short periods of time. For ALICE customers who maintain banking relationships, unsecured short-term loan products can provide immediate access to funds as well as an alternative to the generally high cost of overdraft fees charged by their banks for overdrawn accounts. Individuals within the ALICE demographic who do not maintain regular banking relationships use services provided by us and other participants in our industry for a variety of reasons, including that they lack sufficient assets to maintain minimum balance requirements or to achieve the benefits of savings with banks, do not write enough checks to make a bank account beneficial, have a dislike or distrust of banks, or do not have a neighborhood bank in close proximity to them.

ARTI customers can fall within several income and wealth categories, with the common characteristic among the demographic being ownership of liquid asset collateral, such as gold jewelry, quality watches and timepieces and other items of value. The ARTI demographic includes temporarily unemployed individuals in need of short term credit, individuals and small business owners with the need to access funds in advance of expected income streams, and high net worth individuals with irregular income streams such as commission sales. Unlike the ALICE demographic, which does not have tangible assets by which to collateralize their credit needs, we and other participants in our industry allow ARTI customers to leverage the tangible value of their possessions to obtain access to credit on a secured basis for a cost that is generally less than the fees associated with unsecured short term loans, for which we and other lenders in our industry have no security or collateral other than the promise of the borrower to repay the loan.

Despite the inherent demand for basic financial services, access to banks has become increasingly difficult for a significant segment of consumers. Many banks, especially in the United States, have chosen to close their less profitable or lower-traffic locations and to otherwise reduce the hours during which they operate at such locations. Typically, these closings have occurred in areas where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Furthermore, traditional banks have tended in recent years to eliminate, or have made it difficult or relatively expensive to obtain, many of the services that unbanked and under-banked consumers' desire.

As a result of these developments, a significant number of businesses offer financial services to service-sector and self-employed individuals such as the ALICE and ARTI demographics. Outside the United States (which comprises a relatively small portion of our business), the providers of these services are generally fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary financial services.

We believe that the size of both the ALICE and ARTI demographics is increasing in the markets in which we operate as a result of the overall increase in the population in each of those markets as well as an increase in the number of self-employed, small business and service sector jobs as a percentage of the total workforce in those markets. While the mix of products offered may vary, we believe that the markets in each of the countries in which we operate will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. The type of store and services that appeal to customers in each market differs based on cultural, social, geographic, economic and other factors. The composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market, as well as the needs of customers in those markets.

Our Markets

We operate primarily in three broad geographical markets: Europe (the United Kingdom, Sweden, Finland, Poland, Spain and the Republic of Ireland), Canada and the United States. The following chart illustrates our consolidated revenue by geography for fiscal 2012:



United States 13%
Canada 31%
United Kingdom 48%
Other Europe 8%

For more information regarding our consolidated revenue by geography, please see "*Item 8. Financial Statements and Supplementary Data — Note 19*" in this Annual Report on Form 10-K.

Europe

United Kingdom and the Republic of Ireland

Based on information from the British Cheque Cashers Association, we believe that our U.K. retail financial services stores represent approximately 30% of all stores in the United Kingdom operating in our sector. We believe that we operate the largest alternative retail financial services store network based upon revenues and profitability, and therefore we believe that we have the largest market share in our sector, in the United Kingdom. In addition, we believe we operate the largest online unsecured short-term consumer lending business measured by revenue and loan portfolio in the United Kingdom.

As of June 30, 2012, our retail store network in the United Kingdom consisted of 555 retail financial services stores, of which 515 were operated by us and 40 were operated by franchisees or agents. Our stores are located in each of the constituent countries of the United Kingdom, with 460 locations in England, 43 locations in Scotland, 29 locations in Northern Ireland and 22 locations in Wales as of the end of fiscal 2012. We also have one store in the Republic of Ireland, which we manage along with our U.K. retail stores. During fiscal 2012, we opened 91 new retail stores in the United Kingdom. We anticipate opening or acquiring approximately 50 to 75 additional retail stores in the United Kingdom during fiscal 2013.

Our financial services stores in the United Kingdom typically offer unsecured short-term consumer loans, secured pawn loans, gold buying, check cashing, Western Union money transfer products, reloadable Visa prepaid debit cards, foreign currency exchange and other ancillary products and services. Most of our stores in the United Kingdom operate under the name The Money Shop, with the exception of certain franchises operating under the name Cash A Cheque[SM]. We also offer our unsecured short-term consumer loan products in the United Kingdom via the Internet, primarily under the PaydayUK and Payday Express brands.

In addition to our traditional financial services stores and Internet operations in the United Kingdom, our retail financial services store network includes three traditional pawn shops located in Edinburgh and Glasgow,

Scotland, and eight high-end pawn shops in London and other major cities in England under the names Suttons and Robertsons, T.M. Suttons℠ and Robertsons℠, the oldest of which has been doing business since 1770. We also provide merchant cash advances to small business customer in the United Kingdom which are repaid by future credit card receipts under the trade name Business Cash Advance®.

Sweden and Finland

In fiscal 2011, we acquired Sefina Finance AB, the leading pawn lending business in Scandinavia. Sefina, which has a more than 125 year operating history, provides pawn loans primarily secured by high value gold jewelry, diamonds and watches. As of June 30, 2012, our Scandinavian retail operations consisted of 22 retail pawnbroking locations in Sweden conducting business under the name "Sefina" and 13 retail store locations in Finland operating under the name Helsingin Pantti . In total, we opened or acquired seven pawn lending locations in Scandinavia in fiscal 2012, and we anticipate opening or acquiring approximately ten additional stores in Sweden and Finland during fiscal 2013.

On July 6, 2011, we acquired Risicum Oyj, a leading provider of short-term Internet loans in Finland. Risicum provides unsecured short-term consumer loans predominantly in Finland through both Internet and mobile phone technology, utilizing multiple brands to market to specific customer demographics. Risicum also provides Internet and telephony-based unsecured short-term consumer loans in Sweden.

Poland

Through our controlling interest in Optima, S.A., we offer relatively longer-term consumer installment loans in Poland with terms of approximately 40-50 weeks in duration with an average loan amount of $250 to $500. These loans include an in-home servicing feature. Customer sales and service activities are managed through an extensive network of local commission based representatives across seven provinces in Poland.

We also operate a network of nine retail financial services stores in Poland operating under the name "Money Now!", including six locations opened in fiscal 2012. Our Polish retail stores currently offer unsecured short term loans, gold buying, secured pawn lending, Western Union money transfer products and other financial services. We anticipate opening approximately 20 additional Money Now! locations in Poland during fiscal 2013.

In fiscal 2012, we started offering Internet-based unsecured short-term consumer loans in Poland under the OK Money brand name.

Spain

On March 15, 2012, we acquired Super Efectivo S.L., a secured pawn lending and gold buying business operating eight stores predominantly in Madrid, Spain. We anticipate opening an additional 20 retail locations in Spain in fiscal 2013.

Canada

We believe that we are the leading alternative financial services company in Canada serving unbanked and under-banked consumers. We estimate that, across Canada, there are approximately 1,500 individual outlets offering short-term single-payment consumer loans and/or check cashing, including only two other networks of stores exceeding 100 locations in Canada. We operate the largest alternative financial services retail store network in Canada based upon revenues and profitability, and therefore we believe that we have the largest market share in Canada in our sector.

As of June 30, 2012, our Canadian network consisted of 488 retail financial services stores, of which 474 are company-owned and 14 are operated by franchisees. During fiscal 2012, we opened or acquired 11 new retail stores in Canada, and reacquired eight existing franchised Canadian stores. We anticipate purchasing our remaining franchised stores as appropriate opportunities arise. We are located in 12 of the 13 Canadian provinces and territories, with 248 locations in Ontario, 83 locations in British Columbia, 75 locations in Alberta, 20 locations in Manitoba and 62 locations in the other Canadian provinces and territories as of the end of fiscal 2012. We have at least one store in nearly every Canadian city with a population exceeding 50,000.

Our Canadian stores typically offer unsecured short-term consumer loans, check cashing, Western Union money transfer products, foreign currency exchange, prepaid Visa debit cards, gold buying and other ancillary products and services. We also offer pre-paid cellular telephones and related service plans and accessories in certain of our stores in Alberta, British Columbia, Ontario and Quebec in partnership with several Canadian cellular telephone providers. Our stores in Canada operate under the name "Money Mart", except our locations in Québec, which operate under the name "Instant Cheques" and do not offer short-term loans. We also offer our unsecured short-term consumer loan products over the Internet to residents of Alberta, Nova Scotia and Ontario.

United States

As of June 30, 2012, we operated a total of 304 retail financial services stores in 14 states, including 104 stores in Florida, 99 stores in California, 15 stores in Louisiana, 11 stores in Arizona, and 75 stores across 10 other states. Depending on location, our financial services store locations in the United States offer some or all of a range of financial products and services, including unsecured short-term consumer loans, check cashing, Western Union money transfer products, reloadable Visa prepaid debit cards, gold buying and other ancillary services. We operate our stores in the United States primarily under the Money Mart trade name and, in Florida, under The Check Cashing Store brand.

We also provide fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an agreement with a major third-party national bank through our MILES® program.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading position in each of the markets in which we operate, to enter new markets and to strengthen our overall business. Key elements of our strategy include:

Growth through Disciplined Expansion and Acquisition

Since 1990, we have completed more than 100 acquisitions worldwide that have added over 850 company-owned financial services stores to our network, as well as new products, lending and other services platforms and expansion into additional countries, generally with a continuing focus on serving the service sector workforce, small businesses and under-banked consumers. We intend to continue to grow our network through the addition of new stores and acquisitions and expansion of our financial services platforms while adhering to a disciplined selection process. We seek to carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. Additionally, we intend to continue to add new storefront locations during fiscal 2013 and beyond, that offer unsecured short-term consumer loans, secured pawn loans, check cashing, gold buying, Western Union money transfer and money order products, prepaid debit cards, foreign currency exchange and other services, or a combination of any of these products and services.

In addition to expanding our existing networks of financial services stores, we also intend to continue our efforts both to expand our business geographically as well as to diversify into new business lines and financial platform delivery methods that complement our existing businesses, or that otherwise present an opportunity to leverage our knowledge of our core customer segments. With our fiscal 2009 acquisition of a U.K.-based online consumer lending platform and our acquisitions of the Month End Money, or MEM, business in April 2011 and Risicum in July 2011, we leveraged our credit analytics knowledge and technology capabilities and increased our expertise within the Internet lending arena, which expertise we believe can be leveraged and exported to other European countries. As a result of these acquisitions, we believe that, by revenue, we are the leading provider of unsecured short-term consumer loans via the Internet, mobile phone and other remote platforms in the United Kingdom, and one of the largest providers of these products in Finland.

We also continue to explore, and when appropriate, enter, new markets. By acquiring Sefina, we believe that we can apply our collective knowledge from our secured pawn lending activities in the United Kingdom to

Scandinavia, where Sefina is already the largest pawn lender in the market, to continue to increase Sefina's business both within its existing markets as well as to other markets in Europe. In fiscal 2009, we entered the Eastern European market with our acquisition of a controlling interest in Poland-based Optima, which specializes in consumer installment loans, and have since opened nine retail financial services stores in Poland and commenced offering online unsecured short-term consumer loans in that country utilizing Risicum's technological and business platforms. Poland has a population of nearly 40 million people, with a significant percentage of the population currently underserved by the traditional banking industry. The demographics of neighboring Eastern European countries are similar to that of Poland, with the entire population of Eastern Europe approaching 200 million people across several countries, a significant percentage of which resides in urban-industrial areas. We believe that our March 2012 purchase of Super Efectivo provides an initial entry point into the Spanish market, which we believe will have a significant opportunity to expand our presence through additional store acquisitions supplemented with de novo store development. We believe that our investments and experience in Poland and Spain will provide a platform for further expansion into other European countries.

Introduction of Related Products and Services

We offer a wide range of consumer financial products and services, and employ different channels to provide those products and services, designed to meet the demands of our customers in each of the markets in which we do business, including unsecured short-term consumer loans, secured pawn lending, check cashing, gold buying and Western Union money transfer services. To supplement these core products, we seek to provide high-value ancillary products and services, including foreign currency exchange and reloadable VISA prepaid debit cards. These products and services enable our customers to manage their personal finances more effectively, and we continue to expand our service offerings to our customers. For example, during fiscal 2009, we began providing gold buying services in the United Kingdom, and expanded these services to Canada and the United States in fiscal 2010. In fiscal 2011, we entered into partnerships with several cell phone providers for sales of pre-paid cellular phones in our retail stores in Canada. We are planning to expand pawn lending on gold jewelry into a number of our Canadian stores in fiscal 2013. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in our industry.

Capitalizing on our Enhanced Network and System Capabilities

With our networks of stores across Europe, Canada and the United States, we believe that we are well-positioned to capitalize on economies of scale. Our centralized core support functions, including credit analytics, collections, call centers, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and leveraging purchasing power with our vendors. We use our proprietary systems to support our customer relations, consumer lending and loan servicing activities, as well as to provide an efficient means to manage our internal reporting requirements and regulatory compliance activities. We plan to continue to take advantage of these efficiencies to further enhance our network and store-level profitability. Furthermore, we intend to leverage these capabilities and efficiencies into online, telephony, and other delivery platforms for our products.

Maintaining our Customer-Driven Retail Philosophy

We strive to maintain our customer-service-oriented approach and to meet the basic and diversified financial service needs of our customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain locations, we operate stores that are open 24 hours a day. Our online operations offer customers additional access to our unsecured short-term consumer loan products. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We intend to continue to develop ways to improve our performance, including incentive programs that reward employees for exceptional customer service.

Community Involvement, Customer Education and Ethics

We believe that we strengthen our relationships with our business partners through ethical behavior and with our customers through community involvement. We encourage the management of each of our retail stores and business units to involve themselves with their respective local communities. We also believe that it is our responsibility, and in the best interests of our company and our customers, to provide our customers guidance on financial matters and education about our products and services. As a part of our commitment to the long-term financial health of our customers, we encourage our customers to contact our consumer education department for guidance or to report any concerns related to our loans and other products. We have undertaken consumer education initiatives to advance and support financial education and literacy programs in the communities that we serve, as well as to promote responsible use of our products. Core components of the program include consumer brochures, social media posts, non-profit and charitable grant offerings to support financial education programs, free on-line financial literacy training, and the creation of a consumer education section on our websites.

We also work to promote fair and equitable practices among the members of our industry. We take an active leadership role in numerous trade organizations in most of the jurisdictions in which we operate that represent our industry interests, promote best practices within the industry and foster strong working relationships with regulatory agencies with oversight for our markets and products. We are currently members of Consumer Finance Association in the United Kingdom, the Canadian Payday Loan Association, the Community Financial Services Association of America, the Financial Service Centers of America, Inc. and the Finnish Association for Micro Loans in Finland. Each of these organizations has adopted a code of conduct or practice among its members designed to promote responsible lending practices in the consumer loan industry and to ensure that customers have complete information about their loan and are treated fairly and in compliance with the laws applicable to their loan. We strictly adhere to each of those codes, and actively support the monitor the compliance of other group members with those guidelines.

Our Products and Services

The following chart illustrates our consolidated revenue from each of our products and services, as a percentage of total consolidated revenue, for fiscal 2012:


Gold Sales 7%
Pawn Service Fees and Sales 8%
Other 8%
Unsecured Consumer Lending 61%
Check Cashing 13%
Money Transfer Fees 3%

For more information regarding our revenue by product, please see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation*" and "*Item 8. Financial Statements and Supplementary Data*" in this Annual Report on Form 10-K.

Unsecured Consumer Loans

We originate unsecured short-term consumer loans at most of our retail financial service locations in the United Kingdom, Canada and the United States and longer-term door-step lending in Poland. We also offer unsecured short-term consumer loans via the Internet in the United Kingdom, in Finland, Sweden and Poland, and in the provinces of Ontario, Alberta and Nova Scotia in Canada. Internet-originated loans are made by directing the customer to one of our websites, generally through direct and indirect online marketing.

The following table presents the aggregate principal amount of unsecured short-term consumer loans originated by each of our reporting segments during our last three fiscal years, including renewals and extensions of existing loans as separate transactions:

	Year Ended June 30,		
	2010	2011	2012
		(in millions)	
Europe	$ 512.1	$ 847.0	$1,568.7
Canada	792.3	879.6	916.7
United States	500.3	480.8	507.6
Total	$1,804.7	$2,207.4	$2,993.0

For fiscal 2011 and fiscal 2012, we generated total revenues from unsecured consumer loans of $429.2 million and $645.9 million, respectively.

Our unsecured short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer's personal check or an authorization to debit the customer's bank account for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for payment by manual deposit or an electronic debit to the customer's bank account for the amount due.

Substantially all of our unsecured short-term consumer loans have a term of 45 days or less, with an average term of 24.5 days for loans originated on a consolidated basis during our fiscal year ended June 30, 2012. In our primary markets in the United Kingdom, Canada and the United States, the term of an unsecured short-term consumer loan generally correlates to the customer's next payday. In Europe, our customers are typically paid on a monthly basis, while customers in Canada and the United States are most often paid bi-weekly. As a result, loans that we originate in Canada and the United States generally are approximately 14 days in length, while in Europe loan terms are typically about 30 days in duration.

The average principal amount of unsecured short-term consumer loans originated across all of our business units globally is $500 or less. In most of the markets in which operate, we charge a single fixed fee for our unsecured short-term consumer loan products, which in most cases is assessed as a percentage of the principal amount of the loan and which does not vary based upon the duration or term of the loan. In some states in the United States, we charge interest on the principal amount lent as well as additional transaction or origination fees, consistent with applicable law. Our loan fees, on a consolidated basis across all of our business units, range from approximately $11 to $30 per $100 lent.

We bear the entire risk of loss related to the unsecured short-term consumer loans that we originate. We manage our underwriting risk with respect to our unsecured loan portfolio on a global, as well as a business unit, basis. Our global credit group, which is comprised of experienced and highly educated individuals in academic fields such as finance, statistics and economics based at our global headquarters in Berwyn, Pennsylvania and is responsible for monitoring global customer loan and collections performance using real-time lending and collections performance data. In conjunction with local business unit expertise, our global credit group continually revises our lending criteria and customer scoring models based on current customer and economic trends, and has the ultimate ability to implement changes to business unit point-of-sale systems as necessary.

Customer information is automatically, in our online businesses, and, manually, in retail cases, screened for legal age, employment, income, ownership of a bank account, residence in the jurisdiction in which a loan is originated and fraud. Based on this information and additional derived indicators, a loan application is systematically reviewed using our proprietary scoring systems and criteria to approve and determine a maximum loan amount with respect to, or otherwise to decline, the application. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is typically paid to the customer in cash or, in the case of Internet-based loans, directly deposited into the customer's bank account. Additional derived indicators include information obtained from internally collected data on customers' behavior, as well as data from third-party credit reporting services such as TransUnion, Experian and CallCredit.

We have developed proprietary predictive scoring models for our businesses which employ advanced statistical methods that incorporate the performance of our loan portfolio over our history in order to ensure systematic compliance and standards are applied to applicants. Upon initial qualification, we apply those predictive scoring models to offer our customers unsecured loans in an appropriate amount to enhance their likelihood to repay their loans. Furthermore, in some jurisdictions in which we operate, such as in several U.S. states and Canadian provinces, maximum loan amounts are determined by local law and regulations based on a customer's income level.

Where concurrent loans to a single customer are prohibited by law (such as in Canada and in most states in which we operate in the United States), and otherwise as a part of the underwriting processes that we employ in all of our business units outside the United Kingdom, we do not permit customers to have more than one unsecured short-term consumer loan outstanding with us at the same time.

Where permitted by applicable law, we generally allow customers to repay a loan on or before its due date, and then to enter into a subsequent new loan with us, provided that the prior loan is repaid with the customer's own funds, and not with the proceeds of another loan made by us. Consequently, a customer may have a consecutive series of short-term loans with us for the same amount and otherwise on nearly identical terms that together extend over many months or years as a result of repaying one loan and immediately taking out another loan. We categorize each such transaction as a separate and distinct loan, even when the transactions are virtually simultaneous and the amount and the terms are identical.

In the United Kingdom, each of the our retail and online business units either limit a customer to one outstanding loan at any given time, or offer a customer credit up to a fixed credit limit, allowing that customer to enter into one or more concurrent loans with an aggregate principal amount not exceeding that credit limit. It is possible for a customer to have loans with more than one of our U.K.-based retail and online business units at the same time. The application for a new loan by a customer who currently has a loan outstanding with one of our businesses in the U.K. is evaluated within our normal underwriting criteria (including review of the customer's credit report), which depending on the circumstance may or may not take into account the customer's current aggregate indebtedness to us across our U.K. businesses.

Where permitted by law, our customers may choose to "roll over" or extend the duration of a loan on or before its due date for an additional term, without any other change in the credit terms of the loan, by agreeing to pay the current finance charge. Roll overs are prohibited under applicable Canadian law, and we therefore do not permit our Canadian customers to extend the terms of their loans for any reason. Similarly, we do not offer customers of our U.S. businesses the option to extend the terms of their loans (other than in the approximately 30 retail stores that we collectively operate in Louisiana (which allows for the extension of a loan upon the payment by the customer of at least 25% of the outstanding principal amount plus accrued financing charges), Alaska (which allows for up to two extensions of a single payment loan), and Missouri (which by law requires us to allow a customer to renew a loan up to 6 times upon a minimum payment of 5% of the outstanding principal amount).

Although our retail and online business units in the United Kingdom have historically permitted customers to roll over or extend the duration of unsecured loans based upon differing criteria, effective November 26, 2012, all of our U.K. business units will adhere to an underwriting policy (required as of such date under the code of conduct of the Consumer Finance Association, of which we are a charter member) allowing a customer to roll over or extend the duration of a loan on no more than three occasions upon the payment of only the accrued and outstanding finance charges as of the time of the extension.

Our online businesses in Finland and Sweden also allow customers, upon the payment of all accrued but unpaid finance charges plus an additional finance charge, to extend the term of a loan for one additional period (typically 30 days).

We also offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in northern and western Poland.

We do not track on a consolidated basis across all of our business units the number or principal amount of unsecured consumer loans which are rolled over or extended or paid and replaced with a new loan, as we consider the aggregate dollar amount of all loans originated or outstanding, whether on a consolidated basis or in a particular reporting segment, as well as the default rates on our loans, to be more meaningful financial metrics for the management of our business. We do, however, consider a customer's history with us when making an underwriting decision regarding a new loan to that customer.

We consider customers who have remained current in their obligations with us, whether by repaying their loans within the original terms or, where permitted by law, by rolling over or extending the terms of their loans upon payment of the outstanding fees, to be in good standing with us, and we will generally lend increasingly larger principal amounts to such repeat customers. Conversely, we lend smaller principal amounts to new customers, with whom we have no prior history and for whom we typically experience higher default rates.

We had approximately $206.4 million of unsecured consumer loans outstanding as of June 30, 2012. As of June 30, 2012 and excluding loans which we have charged off the balance sheet, we had approximately $85.5 million of unsecured consumer loans that were considered to be in default, representing 29.3% of all unsecured consumer loans outstanding on our balance sheet as of such date.

Because our revenue from our global consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term consumer loan products due to the number of loans in default.

We operate centralized collection centers to coordinate a consistent approach to customer service, ensure local regulatory compliance and leverage advanced technology collection tools in each of our markets. We use a variety of collection strategies to satisfy a delinquent loan, such as readily accepting local consumer hardship programs, in-house settlements and payment plans. Call center employees contact customers following the first missed payment and periodically thereafter in compliance with applicable law. Our primary methods of contacting customers with loans in default are through phone calls and correspondence. In some instances, we sell loans that we are unable to collect to debt collection companies.

Secured Pawn Lending

We offer secured pawn loans through our retail stores in Sweden and Finland and at most of our retail locations in the United Kingdom. We also operate three traditional pawn shops in Edinburgh and Glasgow, Scotland, and eight high-end pawn shops in London and other major cities in the United Kingdom under the Suttons and Robertsons brand specializing in high value gold jewelry, watches and diamonds. As of June 30, 2011 and 2012, we had approximately $136.2 million and $153.9 million, respectively, aggregate outstanding principal amount in secured pawn loans. For fiscal 2011 and fiscal 2012, we generated total revenues from secured pawn lending of $48.0 million and $80.9 million, respectively.

When receiving a pawn loan, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement to the customer, along with the proceeds of the loan. The customer agrees to pay a finance and service charge to compensate us for the use of the funds loaned and to cover direct operating expenses related to the pawn transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, as permitted by applicable law. If the customer does not repay the loan and redeem the property, the customer forfeits the property to us, and we dispose of the property. We do not have recourse against the customer for the pawn loan. We rely on the disposition of the pawned property to recover the principal amount of an unpaid loan, plus a yield on the investment. As a result, the customer's creditworthiness is not a significant factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status.

Depending on location, we estimate that over 80% of the items pawned to us are gold-based items, such as jewelry, and have a per item fair value of approximately $600-$1,000, with the exception of our Suttons and Robertsons' business in the United Kingdom, which accepts pledges that are significantly in excess of that amount, with fair values of up to GBP 1.0 million. We have in-store testing equipment to evaluate the purity and weight of the gold items presented for pawn which we believe allows us to obtain a higher level of certainty regarding the pledged item's fair value. The amount actually loaned in a pawn lending transaction is based on the fair value of the pledged item, and is generally 50% to 80% of the appraised fair value of the pledged item. This variability is due to a variety of factors, including the potential for decreases in the appraised value and individual market conditions. The average term of a pawn loan is six months or less.

Our historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of our pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer fails to reclaim his or her property by repaying the loan, the pledged item is, within several weeks of the customer's default, sold at auction or to a smelter, or offered for sale in our retail stores or through wholesalers. To the extent that the amount received upon such sale is in excess of the original loan principal plus accrued interest and fees, we return that excess amount received over and above our recorded asset to the customer in accordance with applicable law.

Check Cashing

Customers may cash all types of checks at our check cashing locations, including payroll checks, insurance proceeds checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear a bank. Before we distribute cash, we verify both the customer's identification and the validity of the check, occasionally using multiple sources, as required by our standard verification procedures. Customers are charged a fee for this service, which is typically calculated as a percentage of the face value of the check. The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores.

The number and aggregate face value of checks that we have cashed at our stores has continued to decline in recent years in all of our core markets. Studies by the Federal Reserve Board and others suggest that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. Moreover, we believe that the recent global economic downturn, which has affected all of the countries in which we operate, and continuing high unemployment rates, have significantly contributed to the decline in our check cashing business. In response to these developments, we are increasingly focusing on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than personal and government checks.

For fiscal 2011 and fiscal 2012, we generated revenues from check cashing of $144.1 million and $138.7 million, respectively.

Other Retail Services and Products

In addition to unsecured short-term consumer loans, secured pawn lending and check cashing services, we offer our customers a variety of financial and other products and services at our retail financial services locations. These services, which vary from store to store, include Western Union money order and money transfer products, gold buying, foreign currency exchange and reloadable VISA prepaid debit cards.

Money Transfers. Through a strategic alliance with Western Union in Europe, Canada, and the United States, our customers can transfer funds to any location in the world providing Western Union money transfer services. Western Union currently has approximately 430,000 agents in more than 200 countries throughout the world. We receive a percentage of the commission charged by Western Union for each money transfer transaction. For fiscal 2011 and fiscal 2012, we generated revenue from money transfers of $32.1 million and $38.4 million, respectively, primarily at our retail financial services stores in the United Kingdom, Canada, and the United States.

Gold Buying. In a majority of our retail financial services stores, we purchase gold and other precious metals from customers, typically in the form of jewelry, and sell these items to smelters or other third parties or, in the case of jewelry and other marketable items, offer them for retail sale in certain of our stores. For fiscal 2011 and fiscal 2012, we generated revenue from gold and other metals purchases of $46.5 million and $70.9 million, respectively.

Foreign Currency Exchange. We offer foreign exchange services in many of our retail financial services stores. We derive foreign currency exchange revenues through the charging of a transaction fee, as well as from the margin earned from purchasing foreign currency at wholesale exchange rates and selling foreign currency to customers at retail exchange rates. For fiscal 2011 and fiscal 2012, we generated revenue from foreign currency exchange of $17.5 million and $20.6 million, respectively.

Visa Prepaid Debit Cards. We offer reloadable Visa-branded prepaid debit cards in the United Kingdom, Canada and the United States as an agent for third party issuing banks. For fiscal 2011 and fiscal 2012, we generated revenue from prepaid debit card sales of $17.1 million and $20.9 million, respectively.

Operations

Facilities and Hours of Operation

As part of our retail and customer-driven strategy, we seek to present a clean, attractive and secure environment, and an appealing format for our retail financial services stores. We follow a set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our core customers. Size varies by location, but our stores are generally 1,000 to 1,400 square feet in size, with approximately half of that space allocated to the customer service representative and back office areas. Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. In certain locations, we operate stores, seven days per week and 24 hours a day. Furthermore, our online and other remote platforms offer our customers additional access to our unsecured short-term consumer loan products.

Structure

Our senior management resides at our corporate headquarters in Berwyn, Pennsylvania, and is responsible for our overall strategic direction. This corporate staff includes our global executive management, global strategy, global business development and acquisitions, corporate finance, investor relations, global compensation and benefits, global credit, global enterprise risk management, technology, e-commerce and legal functions, as well as global compliance functions, including internal audit, risk management, and privacy. We also maintain administrative offices in each of the geographical markets in which we operate. We maintain separate management and store support operations and other centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing for each of the countries in which we operate.

In each country in which we operate a network of stores, we maintain a store-management organization that is responsible for the day-to-day operations of the retail financial services stores in that country. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a regional vice president who typically supervises approximately five district managers. The regional vice presidents report to the head of operations in each of our divisional corporate offices.

We have centralized facilities in the United Kingdom, Canada, the United States, Scandinavia and Poland to support our consumer lending activities in each of those countries. Our staff at each of these locations performs inbound and outbound customer service for current and prospective consumer loan customers, including collections for past-due consumer loans. Our management at these facilities includes experienced call-center operations, customer service, information technology and collections personnel. We believe that these centralized facilities have helped us both to improve our loan servicing significantly and to reduce credit losses on loans originated by us, and significantly enhances our ability to manage the compliance responsibilities related to our consumer lending operations in the markets in which we operate. We believe that our ongoing investment in, and organization-wide focus on, our compliance practices provides us with a competitive advantage relative to many other companies in our industry.

Technology

We maintain enterprise-wide and business unit level transaction processing computer networks. We believe that these systems improve our customer service by reducing transaction time and allow us both to manage our loan-collection efforts and returned-check losses better and to comply with regulatory recordkeeping and reporting requirements.

We continue to enhance our point-of-sale transaction processing systems, which are composed of networked hardware and software packages with integrated database and reporting capabilities. Our point-of-sale systems provide our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit-verification and check cashing processes. We also utilize enhanced centralized loan-management and collection systems that provide improved customer service processing and management of loan transactions. These loan-management and collection systems use integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing electronic document-processing technology to reduce both processing and loan-closing times. Our point-of-sale systems, together with the loan-management and collection systems, have enhanced our ability to offer new products and services and overall customer service.

Security

Robbery and employee theft are significant operational risks that we face. We have sought to deploy extensive security and surveillance systems, dedicated loss prevention and security personnel and management information systems throughout our operations to address areas of potential risk. We believe that our systems are among the most effective in our industry. Accordingly, net security losses represented 0.2% of total revenues for each of fiscal 2011 and fiscal 2012.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, with back office, safe and computer areas locked and closed to customers. Security measures in each of our stores include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls, and ceilings and tracking of all employee movement in and out of secured areas. Employees use devices to ensure safety and security whenever they are outside the secure teller area. Additional security measures include sophisticated alarm systems, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes. Because we handle cash and negotiable instruments at our locations, daily monitoring, an internal auditing program including periodic unannounced store audits and cash counts at randomly selected locations, and immediate responses to irregularities are employed by us in combating defalcations.

Advertising and Marketing

We employ a variety of media to advertise the products and services that we offer in our retail financial services stores and online, including point of purchase and in-store promotions, mass media including television and radio advertisements, electronic media including text messaging, e-mail campaigns, search engine marketing and web site marketing, and community activities, which we believe allows us to become a trusted part of the community with locally designed and executed programs like charity fundraisers and sponsorship of community events. The nature and type of advertising employed differs by geographical market and the products we are seeking to emphasize. Our in-store and online transaction databases allow us to develop direct marketing strategies to communicate to existing customers and prospective customers who have similar demographic characteristics. We actively measure and conduct testing of our advertising programs to ensure we achieve a positive return on investment.

Proprietary Rights

We hold the rights to a variety of service marks relating to the financial services that we provide in our financial services stores and in our other businesses. In addition, we maintain service marks relating to the various names under which our stores operate. Our registered trademarks include The Money Shop®, Money Mart®, InstaCheques®, The Check Cashing Store®, Momentum®, Month End Money®, Payday UK®, Payday Express®, Sefina®, Helsingin Pantti℠ , EasyTax®, Optima®, Business Cash Advance®, Suttons and Robertsons®, Money Now! ®, Risicum®, OK Money®, Super Efectivo® and MILES®.

Franchises

As of June 30, 2012, we had 40 franchise and agent locations in the United Kingdom and 14 franchise locations in Canada. These locations are subject to franchise or agent agreements with us that have varying durations and have been negotiated individually with each franchisee. We are not actively marketing franchises in any of our markets.

Employees

As of June 30, 2012, we employed approximately 6,528 persons worldwide, consisting of 1,103 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments, and 5,425 persons in our retail stores and online operations and other operational functions, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel. Other than a small number of our employees in Europe, none of our employees are represented by a labor union, and we believe that our relations with all of our employees are good.

Seasonality

Our business is somewhat seasonal primarily due to the impact of several tax-related service offerings, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans in Canada. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Competition

We face significant competition in each of the countries in which we operate, and for each of the services and products that we offer in those countries. Our industry includes companies that offer automated check cashing machines and franchised kiosk units that provide check cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls. We believe that, ultimately, convenience, hours of operations, accessibility and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

Because we currently operate in eight countries, and intend to enter into additional markets, we face different competitive conditions across our operations. Competition is driven in part by the demographics of the potential customer base in each market, laws and regulations affecting the products and services we offer in a particular country or regional jurisdiction, platforms from which services are provided, and socio-economic factors present in each market.

The finalization of provincial regulations in Canada for unsecured short-term consumer loans has caused certain existing competitors to expand their operations and some U.S.-based competitors have entered the Canadian market. Notwithstanding this increased competition, we believe that the size of our store network and strength of our brands in Canada, as well as the regulations adopted by a majority of the Canadian provinces in which we do business, including Ontario, British Columbia and Alberta, present an opportunity to leverage our multi-product platform and to improve our share of the Canadian market.

Recent research indicates that the U.K. market for small, unsecured short-term consumer loans is served by approximately 1,200 store locations, which include check cashers, pawn brokers and home-collected credit companies, in addition to approximately 20 online lenders.

In Sweden, we believe that the market for pawn lending currently includes approximately 50 stores. We believe the Finnish pawn lending industry comprises approximately 30 stores, as well as 10 to 20 Internet-based unsecured short-term consumer lending competitors.

In the United States, our industry is highly fragmented. According to Financial Service Centers of America, Inc., there are approximately 7,000 neighborhood check cashing stores and, according to published equity research estimates by Stephens Inc., an investment banking firm, there are approximately 22,000 short-term lending stores. There are several public companies in the United States with large networks of stores offering unsecured short-term loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

In addition to other check cashing stores and consumer lending stores and financial services platforms in each of the countries in which we operate, our competitors include banks and other financial services entities, as well as retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer's account and made payable to the store.

Regulation

We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock. In particular, we are subject to the regulations described below as well as regulations governing currency reporting, privacy and other matters described elsewhere in this Annual Report on Form 10-K, including under "*Item 1A — Risk Factors*".

Consumer Lending

Canada's federal usury law permits each province to assume jurisdiction over, and the development of, laws and regulations of unsecured short-term consumer loan products such as ours. To date, the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Saskatchewan have passed legislation regulating unsecured short-term consumer lenders and each has, or is in the process of, adopting regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices. We believe that the unsecured short-term consumer loan products that we currently offer in each regulated province conform to the applicable regulations of such province. We do not offer unsecured short-term consumer loans in Quebec or Newfoundland.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which we refer to as the OFT, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning on July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe that we have complied with these regulations where we were not already registered by HM Revenue and Customs.

The OFT has issued Irresponsible Lending Guidance, or the ILG, which outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. The OFT has also issued Debt Collection Guidance, which was updated in October 2011 but is under further review. The Debt Collection Guidance could restrict the number of times and the amounts that we are allowed to debit a customer's account. In addition, in February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we are among 50 companies offering unsecured short-term consumer loans for which the OFT has indicated that it will conduct on-site inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite review of our operations in late fiscal 2012. Furthermore, we have provided the OFT with a response to a comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. As we continue to evaluate the regulatory developments in the United Kingdom, including the OFT's guidance, we may consider making changes, or may be required to make changes to, to our lending and collection practices.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law, under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission to the Finnish Parliament of proposed legislation seeking to impose more stringent rules for the micro-lending market, including interest rate caps or other limitations on the availability of micro-loans online, the Ministry of Justice nominated a working group to review the existing regulatory framework in Finland. Our Finland-based Risicum subsidiary is a member of the Finnish Association for Micro Loans, which presented information to the Ministry of Justice working group. In its final report issued in April 2012, the working group suggested two alternatives for regulating loans in Finland with principal amounts under EUR 1,000, each of which included caps on interest and fees that lenders would be permitted to charge in connection with a loan. The Ministry of Justice concluded a consultation period in May 2012, during which several potential modifications to the working group's proposals were submitted. The working group's final recommendations will be reviewed by the Ministry of Justice and could be considered by the Finnish Parliament in the next several months.

Unsecured short-term consumer loan products are subject to a variety of regulations at the federal, state and local levels in the United States. Currently, unsecured short-term consumer loan products are primarily regulated at the state level. Several states prohibit certain unsecured short-term consumer loan products and, as a result, we only offer check cashing and other non-loan products in those states. In other states in which we operate, applicable laws and regulations typically limit the principal amount that we may offer and the maximum fees that we may charge on our unsecured short-term consumer loans. Some states also limit a customer's ability to renew an advance and otherwise require certain consumer disclosures. These regulations in many cases also specify minimum and maximum maturity dates and, in some cases, impose mandatory "cooling off" periods between transactions. We believe that our unsecured short-term consumer loan products are in compliance with the applicable laws and regulations of the states in which we offer such products.

At the federal level, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the Gramm-Leach-Bliley Act, and the regulations promulgated pursuant to each, impact our unsecured short-term consumer loan products. Among other things, these laws and regulations require disclosure of the principal terms of each transaction to every customer, including the dollar amount of finance charges and the applicable imputed annual percentage rate, prohibit false or misleading advertising, prohibit discriminatory lending practices and prohibit unfair credit practices.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 was enacted, which among other things, created the Consumer Financial Protection Bureau, which we refer to as the CFPB. The CFPB has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. In January 2012, the CFPB published a field guide for its examiners to use to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, as part of the CFPB's payday lending supervision program. Under this program, the CFPB plans to gather information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The program's implementation will be based on the CFPB's assessment of consumer risk, including volume of business and state regulatory oversight. The CFPB commenced an on-site review of our U.S. operations in late fiscal 2012. We cannot predict what, if any, action the Consumer Financial Protection Bureau might take with respect to unsecured short-term consumer loans.

Unsecured short-term consumer loans have also been the subject of several other proposed bills in the U.S. House and Senate that would impose limits on the interest and fees on such products. To date, none of these bills have moved past committee review.

Check Cashing

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the maker. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003, the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed, and in 2007, they were further enhanced to require background checks of persons running such businesses as a requirement of granting a license. We believe that we currently comply with these rules and regulations.

In Canada, the federal government generally does not regulate check cashing activities, nor do the provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Québec, where check cashing stores are not permitted to charge a fee to cash government checks, and Manitoba, where the province imposes a maximum fee to cash government checks.

To date, regulation of check cashing fees in the United States has occurred on the state level. We are currently subject to fee regulation in seven states in which we operate: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our check cashing fees comply with applicable state regulations. Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states have also imposed recordkeeping requirements, while other states require check cashing stores to file fee schedules with state regulators.

Currency Reporting

The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires the reporting of large cash transactions involving amounts of CAD 10,000 or more received in cash and international electronic funds transfer requests of CAD 10,000 or more. This act also requires submitting suspicious transactions reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

The Terrorism Act of 2000 and the Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom's criminal money laundering offenses. The Money Laundering Regulations of 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty's Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that identity is taken for any person carrying out single or multiple foreign exchange transactions exceeding the GBP equivalent of EUR 15,000 and for the cashing of any third-party check, in any amount. Additionally, regulations require the submission of suspicious transaction reports to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer's known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements and believe that we are in compliance with these regulatory requirements.

Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, and maintenance of records regarding the purchase of money orders and wire transfers for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Suppression Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the PATRIOT Act. The U.S. Treasury Department's Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. We maintain procedures to assure compliance with these requirements.

Privacy of Personal Information

We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We believe that the procedures and systems that we maintain safeguard such information as required.

Improper Payments to Government Officials

We are subject to various laws and regulations, including the Foreign Corrupt Practices Act in the United States and The Bribery Act 2010 in the United Kingdom, that prohibit improper payments or offers of payments to anyone, including foreign governments and their officials and political parties by persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We maintain policies and safeguards to discourage these practices by our employees and follow standards of conduct for our business throughout the Europe and North America, including the prohibition of any direct or indirect payment or transfer of company funds or assets to suppliers, vendors, or government officials in the form of bribes, kickbacks or other payoffs.

Corporate Information

DFC Global Corp. is a Delaware corporation formed in 1990. Prior to August 2011, our corporate name was "Dollar Financial Corp." We operate our store networks and Internet businesses through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. Members of the public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Members of the public may also obtain information on the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, www.dfcglobalcorp.com as soon as reasonably practicable after they are filed electronically with the SEC.

Item 1A. *RISK FACTORS*

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash from operations, which depends on many factors beyond our control, we may not be able to satisfy our debt service or other liquidity requirements.

As of June 30, 2012, we had an aggregate of approximately $1.09 billion in outstanding indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations and to satisfy our working capital and other liquidity needs, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. If we are unable to make the required payments on our debt obligations, we would be in default under the terms of our indebtedness which could result in an acceleration of our repayment obligations. Any such default, or any attempt to alter our business plans and operations to satisfy our obligations under our indebtedness, could materially adversely affect our business, prospects, results of operations and financial condition.

Changes in applicable laws and regulations governing our business may have a significant negative impact on our results of operations and financial condition.

Our business is subject to numerous federal, state, local and foreign laws, ordinances and regulations in each of the countries in which we operate which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect, among other things:

- lending and collection practices, such as truth in lending and short-term and installment lending;
- interest rates and usury;
- loan amount and fee limitations;
- check cashing fees;
- licensing and posting of fees;
- currency reporting;
- privacy of personal consumer information;
- prompt remittance of proceeds for the sale of money orders; and
- the location of our stores through various rules and regulations such as local zoning regulations and requirements for special use permits.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industry are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our consumer lending products in particular are subject to regulations in each of the markets in which we operate that significantly impact the manner in which we conduct our business. In Canada, the Canadian Parliament amended the federal usury law in 2007 to permit each province to assume jurisdiction over and the development of laws and regulations regarding our industry. To date, Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Saskatchewan have passed legislation regulating unsecured short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum fees and regulate collection practices. There can be no assurance that these regulations will not have a detrimental effect on our unsecured short-term lending business in Canada in the future.

In the United Kingdom, our consumer lending activities must be undertaken with reference to the Irresponsible Lending Guidance, or the ILG, of the Office of Fair Trading, which we refer to as the OFT. The ILG outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. The OFT has also issued Debt Collection Guidance, which was updated in October 2011 but is under further review. The Debt Collection Guidance could restrict the number of times and the amounts that we are allowed to debit a customer's account. In addition, in February 2012, the OFT announced that it launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we are among 50 companies offering unsecured short-term consumer loans for which the OFT has indicated that it will conduct on-site inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite inspection of our operations in late fiscal 2012. Furthermore, we have provided the OFT with response to comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. As we continue to evaluate the regulatory developments in the United Kingdom, including the OFT's guidance, we may consider making changes to, or may be required to make changes to, our lending and collection practices. If we are required, or decide it is prudent, to make changes to our lending or collection practices in the United Kingdom based on OFT guidance or as a result of their review of the short-term lending sector, such changes could result in a material adverse effect on our business, results of operations, and financial condition.

Short-term consumer loans have come under heightened regulatory scrutiny in the United States in recent years resulting in increasingly restrictive regulations and legislation at the state levels that makes offering such loans less profitable or attractive to us. Legislative or regulatory activities may, among other things, limit the amount of total allowable fees charged in connection with unsecured short-term consumer loans, limit the number of times an unsecured short-term consumer loan may be rolled over by a customer, limit the maximum advance amount, set minimum and/or maximum loan durations and may require borrowers of certain unsecured short-term loan products to be listed on a database. Additionally, the U.S. Congress continues to receive significant pressure from consumer advocates and other industry opposition groups to adopt such legislation at the federal level. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted, which, among other things, created the Consumer Financial Protection Bureau, which we refer to as the CFPB. The CFPB has regulatory jurisdiction over non-depository financial companies, such as us. In January 2012, the CFPB published a field guide for its examiners to use to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, as part of the CFPB's payday lending supervision program. Under this program, the CFPB plans to gather information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The program's implementation will be based on the CFPB's assessment of consumer risk, including volume of business and state regulatory oversight. The CFPB commenced onsite inspections of our operations in the United States in late fiscal 2012. However, any action by the CFPB with respect to short-term consumer loans could have an adverse impact on our business, results of operations and financial condition.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission to the Finnish Parliament of proposed legislation seeking to impose more stringent rules for the micro-lending market, including interest rate caps or other limitations on the availability of micro-loans online, the Ministry of Justice nominated a working group to review the existing regulatory framework in Finland. Our Finland-based Risicum subsidiary is a member of the Finnish Association for Micro Loans, which presented information to the Ministry of Justice working group. In its final report issued in April 2012, the working group suggested two alternatives for regulating loans in Finland with principal amounts under EUR 1,000, each of which included caps on interest and fees that lenders would be permitted to charge in connection with a loan. The Ministry of Justice concluded a consultation period in May 2012, during which several potential modifications to the working group's proposals were submitted. The working group's final recommendations will be reviewed by the Ministry of Justice and could be considered by the Finnish Parliament in the next several months. We cannot predict what the outcome of this legislative process will be, but if we are required to make changes to our current lending operations in Finland as a result of the potential imposition of interest rate and fee restrictions such as those proposed by the working group, such changes could have a material adverse impact on the current Finnish online lending business model.

The modification of existing laws or regulations in any of the jurisdictions in which we operate or in which we contemplate new operations, or the adoption of new laws or regulations restricting or imposing more stringent requirements, on our consumer lending or check cashing activities in particular, could increase our operating expenses, significantly limit our business activities in the affected markets limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations, and financial condition.

We have engaged, and may engage in the future, in acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have historically expanded our business through strategic acquisitions, and a key component of our growth strategy is to continue to pursue acquisition opportunities. We may not, however, be able to achieve the anticipated benefits from an acquisition or investment due to a number of factors. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance, particularly in the case of a larger acquisition or multiple acquisitions completed in a short period of time. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in a significant diversion of our management's time, as well as out-of-pocket costs.

The consideration paid for an acquisition or investment may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or to obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

The ongoing global economic uncertainties may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate may reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures, and general economic uncertainty may affect our loss experience.

If internal funds are not available from our operations and after utilizing our excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under our credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

Consumer advocacy groups, certain media reports, and some regulators and elected officials in the several jurisdictions in which we conduct business have from time to time advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize our products and services as being predatory or abusive toward consumers. This difference in credit cost may become more pronounced if a consumer does not repay a loan promptly, instead electing to renew the loan for one or more additional short-term periods. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for anticipated losses on consumer loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of June 30, 2012, our allowance for loan losses on consumer loans that were not in default was $19.8 million and our allowance for losses on loans in default was $55.9 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

As of June 30, 2012, we had goodwill of $755.5 million, representing a significant portion of the $1.8 billion in total assets reflected on our consolidated balance sheet as of such date. A substantial portion of our goodwill represents assets capitalized in connection with our historical acquisitions and business combinations. Accounting for intangible assets such as goodwill requires us to make significant estimates and judgments, and as a result we may not realize the value of such intangible assets. In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. A variety of factors could cause the carrying value of an intangible asset to become impaired, including that our cash flow from operations is not sufficient to meet our future liquidity needs. Should such a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our reported results of operations and could materially impact the reported balance of our total stockholders' equity. As a result of such a review, we recorded a goodwill and other intangible asset impairment charge of approximately $27.7 million in the fourth quarter of fiscal 2012, based on the estimated fair value and book value of our DFS business.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to several legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive, and we believe that the markets in which we compete may become more competitive as the industry consolidates. In addition to other unsecured consumer lending, secured pawn lending, and check cashing stores in the markets in which we operate, we compete with banks and other financial services entities and retail businesses that offer consumer loans, extend pawn loans, cash checks, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.

We currently conduct the significant majority of our operations outside the United States. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.

Foreign currency fluctuations may adversely affect our reported results of operations.

We currently generate a significant majority of our revenue outside the United States. Our foreign subsidiaries accounted for 81.8% and 87.1% of our total revenues for the years ended June 30, 2011 and 2012, respectively. As a result, our reported results of operations are vulnerable to currency exchange rate fluctuations, principally in the British Pound, the Canadian Dollar, the Swedish Krona and the Euro against the United States Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $13.1 million for the year ended June 30, 2012 and approximately $11.3 million for the year ended June 30, 2011. This impact represents 13.6% of our consolidated pre-tax earnings for the year ended June 30, 2012 and 11.0% of our consolidated foreign pre-tax earnings for the year ended June 30, 2011.

The international scope of our operations may contribute to increased costs that could negatively impact our operations.

Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business than we would if we only conducted operations domestically. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations. Furthermore, our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

A reduction in demand for our products and services, and failure by us to adapt to such potential reduction, could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products, changes in customers' preferences or financial conditions. Furthermore, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume or type of transactions that we process and have an adverse effect on our revenues and results of operations. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Each modification, new product or service, and alternative method of conducting business is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, legal costs, and other incremental start-up costs. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. The effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

Our check cashing services may further diminish because of technological advances.

We derive a significant portion of our revenues from fees associated with cashing payroll, government and personal checks. In fiscal 2012, we generated approximately 13.1% of our total consolidated revenues from fees associated with check cashing. There has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing retail financial services stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores, the ability to obtain required permits and licenses and continuing favorable legal and regulatory conditions. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store places demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations and our ability to service our indebtedness.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which in part contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in Europe, Canada and the United States and other international markets, is subject to significant risks. Our continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

A significant or sudden decline in the price of gold could materially affect our results of operations.

We purchase a significant amount of gold from customers, and the substantial majority of the collateral for our pawn loans consists of gold jewelry. We sell for scrap nearly all of the gold that we purchase and that we take possession of as a result of pawn collateral forfeitures. Pursuant to applicable laws in certain jurisdictions in which we offer gold buying services and securitized pawn loans, and otherwise pursuant to the terms of our pawn loan agreements, we are required to hold the gold that we buy, or that we accept as collateral, for a period of time, which, in the case of pawn loans, can be 6 months or more. Our ability to generate profits from such transactions is dependent in part upon us being able to sell our gold inventory, whether for smelting or on a retail basis, for a price that is consistent with the price that we paid for that gold or, in the case of forfeited pawn loans, for the amount that we originally loaned against forfeited collateral gold. Significant short-term volatility in gold prices, such as that experienced during the recent global economic crisis, may make it difficult for us to effectively price our gold buying services and to set appropriate principal amounts on our pawn loans relative to the gold collateral posted. A significant decline in gold prices could also result in both customers selling less gold to us and a decrease in our pawn loan originations resulting from lower collateral values. Any such change in the value of gold could materially adversely affect our business, prospects, results of operations and financial condition.

Unauthorized disclosure of sensitive or confidential customer data could expose us to protracted and costly litigation and penalties and cause us to lose customers.

In the course of operating our business, we are required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding our customers. We also depend on our IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, we are subject to numerous U.S. and foreign laws and regulations designed to protect this information, such as the European Union Directive on Data Protection, Canadian federal and provincial laws, and various U.S. federal and state laws governing the protection of financial or other individually identifiable information. Security breaches involving our files and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of our systems.

If any person, including our employees or those of third-party vendors, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to our IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to our reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject us to liability under data privacy laws and adversely affect our business prospects, results of operations, and financial condition.

Security breaches, cyber attacks or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber attack of our computer systems could interrupt or damage our operations or harm our reputation. Regardless of the security measures that we may employ, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

If we were to experience a security breach or cyber attack, we could be required to incur substantial costs and liabilities, including:

- expenses to rectify the consequences of the security breach or cyber attack;
- liability for stolen assets or information;
- costs of repairing damage to our systems;
- lost revenue and income resulting from any system downtime caused by such breach or attack;
- increased costs of cyber security protection;
- costs of incentives we may be required to offer to our customers or business partners to retain their business; and
- damage to our reputation causing customers and investors to lose confidence in us.

In addition, any compromise of security or a cyber attack could deter consumers from entering into transactions that involve transmitting confidential information to our systems. Furthermore, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber attack could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud including cyber attacks that could lead us to make payments to fraudulent individual accounts. Increased fraud involving our products and services or affecting our customers could lead to litigation, significantly increased expenses, reputational damage and reduced use and acceptance of our products and services or new regulations and compliance obligations, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our MILES program relies upon contractual relationships with its service providers, the loss of any of which could adversely affect the performance of the MILES business and our results of operations generally.

Our MILES program provides fee-based services to junior enlisted military personnel applying for automobile loans. The MILES program generates its operating revenue from fees paid by a major third-party national bank funding the loans, fees from auto dealers and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. We rely upon contractual relationships with the third-party national bank and other financing sources for the funding and servicing of auto loans made in connection with the MILES program, and arrangements with other providers for warranty service contracts and GAP insurance contracts. However, if any or all of these contractual relationships were terminated, or if events were to occur which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by it for the services provided under these contractual relationships, we could be required to locate new or alternate service providers for our MILES program. In such event, and until we would be able to locate new or alternate service providers, our MILES program business could be significantly disrupted. In addition, such new or alternate service providers may offer services that are more costly to MILES' customers or that pay premiums or fees below the level that we currently receive. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

United States defense budget cuts that reduce enlistments or the number of active duty military personnel, or high levels of overseas troop deployments, could harm our MILES program business.

The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. In addition, high levels of troop deployments overseas can decrease the number of U.S.-based active military personnel, thus reducing the pool of target MILES customers. Changes in troop deployment and cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential MILES program customers or potentially reduce demand for the services offered by us through our MILES program which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks and making electronic tax filings. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31, when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results could be adversely impacted.

Because we maintain a supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a supply of cash in each of our retail financial services stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our executive management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions, and providing expertise in managing our developing international operations. The loss of the services of one or more members of our executive management team could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our retail financial services stores and other businesses. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended June 30, 2012, the market price of our common stock has been as high as $24.89, and as low as $15.06. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including global economic and market conditions, quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

We have never paid cash dividends on our common stock and do not anticipate paying any in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the growth and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a board of directors that is classified such that only one-third of directors are elected each year;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These and similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Item 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

Item 2. *PROPERTIES*

All of our company-operated retail financial services stores and our administrative offices are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. The leases for our company-operated stores may contain provisions for additional rental charges based on revenue and payment of real estate taxes and common area charges. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and recovery systems, computers, time-delayed safes and other office equipment. With respect to leased locations open as of June 30, 2012, the following table shows the total number of leases, including both retail store locations and corporate and back office support centers, expiring during the periods indicated, without assuming the exercise of any applicable renewal options:

Period Ending June 30,	Number of Leases Expiring
2013	158
2014 - 2016	588
2017 - 2021	511
2022 - 2026	102
Thereafter	3
	1,362

Store Operations

Locations

The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

Markets/Reporting Segments	June 30, 2010	2011	2012
EUROPE			
Company-operated	330	431	567
Franchised/agent locations	53	49	40
	383	480	607
CANADA			
Company-operated	403	455	474
Franchised locations	62	22	14
	465	477	488
UNITED STATES			
Company-operated	325	312	304
	325	312	304
OTHER			
Franchised locations	7	—	—
Total Stores	1,180	1,269	1,399

The following table reflects the change in the number of retail financial services stores during fiscal years 2010, 2011 and 2012:

	2010	2011	2012
Number of stores at beginning of period	1,206	1,180	1,269
New stores opened	56	88	114
Stores acquired	7	71	44
Stores closed	(36)	(19)	(11)
Net change in franchise/agent stores	(53)	(51)	(17)
Number of stores at end of period	1,180	1,269	1,399

Item 3. *LEGAL PROCEEDINGS*

The information required by this Item 3 is incorporated by reference herein to the section in *"Item 8. Financial Statements and Supplementary Data — Note 18. Contingent Liabilities"* of this Annual Report on Form 10K.

Item 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "DLLR." Below is a summary of the high and low sales prices of our common stock for each quarterly period during the two-year period ending June 30, 2012 as reported on the NASDAQ Global Select Market. On January 10, 2011, the Company announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All amounts presented below were retroactively adjusted for the common stock split.

Period	High	Low
July 1, 2010 until September 30, 2010	$14.23	$ 9.93
October 1, 2010 until December 31, 2010	$19.15	$13.33
January 1, 2011 until March 31, 2011	$21.79	$18.79
April 1, 2011 until June 30, 2011	$23.50	$20.00
July 1, 2011 until September 30, 2011	$24.89	$17.41
October 1, 2011 until December 31, 2011	$23.01	$15.80
January 1, 2012 until March 31, 2012	$20.36	$17.19
April 1, 2012 until June 30, 2012	$19.32	$15.06

Holders

On June 30, 2012, there were approximately 127 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. Our global revolving credit facility contains restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For example, Dollar Financial Group, Inc.'s ability to pay dividends or to make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Performance Graph

The rules of the Securities Exchange Commission require us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity index and (ii) a published industry or peer group index. Set forth below is a graph and table indicating the value at the end of the specified time periods of a $100 investment made on June 30, 2007 in our common stock and similar investments made in the Nasdaq Composite Index and securities of companies in a peer group of financial services companies comprised of Cash America International, Inc., EZCorp Inc., First Cash Financial Services, Inc., and QC Holdings, Inc. The graph and table assume the reinvestment of any dividends received.


DOLLARS
200
150
100
50
0
6/07
12/07
6/08
12/08
6/09
12/09
6/10
12/10
6/11
12/11
6/12
DFC Global Corp.
NASDAQ Composite
Peer Group

	6/07	12/07	6/08	12/08	6/09	12/09	6/10	12/10	6/11	12/11	6/12
DFC Global Corp.	100.00	107.68	53.02	36.14	48.39	82.95	69.44	100.46	113.95	95.05	97.00
NASDAQ Composite	100.00	97.08	84.54	59.93	73.03	88.04	82.88	102.51	110.33	101.51	115.30
Peer Group	100.00	78.25	76.90	78.47	66.46	95.16	95.85	124.20	174.00	138.12	136.12

Unregistered Purchases of Equity Securities by the Issuer

On December 14, 2011, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to 5,000,000 shares of our outstanding common stock.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 1 - May 31, 2012	992,000	$16.00	992,000	4,008,000

Item 6. *SELECTED FINANCIAL DATA*

In millions, except share and per share amounts and store data:

	2008	2009	2010	2011	2012
Consolidated Statement of Operations Data:					
Revenues:					
Consumer lending	$ 282.5	$ 266.5	$ 319.5	$ 429.2	$ 645.9
Check cashing	196.6	164.6	149.5	144.1	138.7
Pawn service fees and sales	12.1	13.8	19.9	48.0	80.9
Money transfer fees	27.5	26.8	27.5	32.1	38.4
Gold sales(1)	—	3.7	43.0	46.5	70.9
Other	53.5	54.8	73.9	88.5	86.9
Total revenues	572.2	530.2	633.3	788.4	1,061.7
Operating expenses:					
Salaries and benefits	159.4	145.7	154.0	179.9	221.4
Provision for loan losses	58.5	52.1	45.9	73.6	131.5
Occupancy	43.0	41.8	43.3	51.0	61.7
Purchased gold costs(1)	—	2.4	30.4	31.0	56.9
Depreciation(3)	14.9	13.4	14.3	16.8	22.1
Other	98.4	93.3	99.1	128.9	180.8
Total operating expenses(3)	374.2	348.7	387.0	481.2	674.4
Operating margin	198.0	181.5	246.3	307.2	387.3
Corporate and other expenses:					
Corporate expenses	70.8	68.2	86.8	104.1	120.0
Other depreciation and amortization	3.9	3.8	7.3	14.6	26.3
Interest expense, net	44.4	43.7	68.9	90.8	102.8
Loss on extinguishment of debt	0.1	—	9.5	—	—
Goodwill and other intangible asset impairment(4)	—	—	—	—	27.7
Unrealized foreign exchange (gain) loss	—	(5.5)	10.1	(47.0)	11.5
Loss on derivatives not designated as hedges	0.2	—	12.9	39.3	(2.9)
Provision for (proceeds from) litigation settlements	0.3	57.9	29.1	(3.7)	4.1
Other expense, net	0.1	5.5	5.5	6.7	2.2
Income before income taxes(3)	78.2	7.9	16.2	102.4	95.6
Income tax provision(3)	35.7	14.9	22.2	38.7	43.8
Net income (loss)(3)	$ 42.5	$ (7.0)	$ (6.0)	$ 63.7	$ 51.8
Less: Net loss attributable to non-controlling interests	—	—	(0.3)	(0.5)	(0.6)
Net income (loss) attributable to DFC Global Corp.(3)	$ 42.5	$ (7.0)	$ (5.7)	$ 64.2	$ 52.4
Net income (loss) per share:					
Basic(2)(3)	$ 1.18	$ (0.19)	$ (0.16)	$ 1.69	$ 1.20
Diluted(2)(3)	$ 1.15	$ (0.19)	$ (0.16)	$ 1.62	$ 1.16
Shares used to calculate net income (loss) per share:					
Basic(2)	36,159,588	36,019,058	36,159,848	38,005,387	43,827,333
Diluted(2)	36,844,844	36,019,058	36,159,848	39,758,551	45,232,243
Operating and Other Data:					
Stores in operation at end of period:					
Company-owned	1,122	1,031	1,058	1,198	1,345
Franchised stores/agents	330	175	122	71	54
Total	1,452	1,206	1,180	1,269	1,399

	2008	2009	2010	2011	2012
Consolidated Balance Sheet Data (at end of period):					
Cash	$ 209.7	$ 209.6	$ 291.3	$ 189.0	$ 224.0
Total assets(3)	$ 940.1	$ 919.9	$ 1,213.4	$ 1,661.5	$ 1,766.5
Total debt	$ 535.6	$ 536.3	$ 728.6	$ 870.9	$ 1,012.6
Stockholders' equity(3)	$ 238.4	$ 207.9	$ 216.4	$ 422.9	$ 460.2

(1) For the fiscal years ended June 30, 2009 and June 30, 2010, the previously reported amounts of gold sales and purchased gold costs have been revised to correct certain immaterial classification errors. Specifically charges previously netted in calculating total revenues of $2.3 million and $22.4 million, respectively, have been reclassified to operating expenses. This reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $2.3 million and $22.4 million for the fiscal years ended June 30, 2009 and June 30, 2010, respectively. This reclassification did not affect the previously reported amounts of operating margin for any period.

(2) On January 10, 2011, we announced a three-for-two stock split on all shares of our common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented above were retroactively adjusted for the common stock split.

(3) During the year-end financial close process of fiscal 2012, we identified a prior period error related to the deferred tax liability on intangible assets acquired through the purchase of our DFS subsidiary in fiscal 2010. We also identified a prior period error related to the depreciation of certain fixed assets of our Canadian subsidiary. The errors, which were immaterial to the prior periods, resulted in an understatement of depreciation expense, and an overstatement of the income tax provision in the Consolidated Statement of Operations for prior periods. The recorded balances of accumulated depreciation and deferred tax liabilities were likewise understated and overstated, respectively, in the Consolidated Balance Sheets for prior periods. These errors impacted periods beginning with the fiscal year ended June 30, 2007 and subsequent periods through March 31, 2012. We evaluated the effects of these errors on prior periods' consolidated financial statements, individually and in the aggregate, in accordance with the guidance in ASC Topic 250, Accounting Changes and Error Corrections, ASC Topic 250-10-S99-1, Assessing Materiality, and ASC Topic 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that no prior period is materially misstated. However, in accordance with the aforementioned ASC Topics, we are restating our Consolidated Financial Statements for the prior periods impacted.

In order to correct these misstatements, we have reduced fiscal 2008 net income attributable to DFC Global Corp. by $0.9 million, increased fiscal 2009 net loss attributable to DFC Global Corp. by $0.2 million, increased fiscal 2010 net loss attributable to DFC Global Corp. by $0.8 million, and reduced the fiscal 2011 net income attributable to DFC Global Corp. by $1.6 million. The correction of these misstatements also resulted in a reduction of $0.02 and $0.03 in net income per share basic and diluted, respectively, for the fiscal year ended June 30, 2008, an increase of $0.02 in net loss per share basic and diluted for the fiscal year ended June 30, 2010, and a $0.04 reduction in net income per share basic and diluted, for the fiscal year ended June 30, 2011. The correction of these misstatements also resulted in a $1.3 million, $1.6 million, $1.2 million and $1.3 million reduction in Total assets for the fiscal years ending June 30, 2008, 2009, 2010 and 2011, respectively. These misstatements also resulted in a $1.0 million, $1.2 million, $1.9 million and a $3.7 million reduction in Stockholders' equity for the fiscal years ending June 30, 2008, 2009, 2010 and 2011, respectively.

(4) The fiscal year ended June 30, 2012 includes a non-cash impairment charge of $27.7 million related to our DFS business that was recognized in the fourth quarter.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Executive Summary

Overview

We are a leading international non-bank provider of alternative financial services, principally unsecured short-term consumer loans, secured pawn loans, check cashing, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers through our over 1,400 current retail storefront locations and our multiple Internet platforms in eight countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate the largest online unsecured short-term consumer lending business by revenue in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia, Poland and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

At June 30, 2012, our global retail operations consisted of 1,399 retail storefront locations, of which 1,345 are company-owned financial services stores, conducting business primarily under the names The Money Shop®, Money Mart®, InstaCheques®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, MoneyNow!® and Super Efectivo®. We also offer Internet-based short-term consumer loans in the United Kingdom primarily under the brand names Payday UK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ brand names, and in Finland, Sweden and Poland primarily under the Risicum® and OK Money® brand names. We offer longer term unsecured loans in Poland through in-home servicing under the trade name Optima®. We also provide fee-based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced primarily under an agreement with a major third-party national bank through our branded Military Installment Loan and Education Services, or MILES®, program.

Our products and services, principally our unsecured short-term consumer loans, secured pawn loans, and check cashing and gold buying services, provide customers with immediate access to cash for living expenses or other needs. In addition to those core offerings, we strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, electronic tax filing, reloadable prepaid VISA® debit cards and foreign currency exchange.

For our unsecured short-term consumer loans, we receive fees on the loans we provide. For our secured pawn loans, we receive interest and fees on the loans we provide. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer.

Our expenses primarily relate to the operations of our retail store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

During the year ended June 30, 2012, nearly 40% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as secured pawn lending, check cashing, money transfers, gold purchasing, foreign exchange and fee-based income generated from the MILES program.

We continue to seek opportunities to expand upon and diversify from our core financial services businesses. In the fiscal year ended June 30, 2011, we substantially increased our online presence in the United Kingdom by acquiring the largest online provider of unsecured short-term consumer loans by revenue in that country. We have continued to expand our Internet-based lending business, most recently acquiring Risicum Oyj in July 2011, which offers unsecured short-term consumer loans through the Internet and mobile phone technologies in Finland and Sweden. We leveraged the scalable technology and back-office support capabilities of Risicum to launch an Internet lending business in Poland in February 2012, and expect to further extend our Internet-based lending capabilities into other countries in Europe in the near future. We are also actively expanding our secured pawn lending businesses. We acquired Sefina Finance AB in December 2010, which we believe to be the largest pawn lender, measured by loan portfolio, in each of Sweden and Finland, and in March 2012 we acquired a chain of eight retail pawn and gold buying stores in Spain. We also offer secured pawn lending in a significant majority of our retail locations in the United Kingdom as well as through our high-end Suttons and Robertsons stores in Britain, and are implementing secured pawn lending in our Canadian retail stores beginning in fiscal 2013. Internet-based and secured pawn lending generated $259.5 million and $80.9 million, respectively, of revenue for the year ended June 30, 2012, representing 24.4% and 7.6% of our revenue for fiscal 2012.

We manage our business as three reportable segments — our financial services offerings in each of Europe, Canada and the United States. Our Dealers' Financial Services, LLC, or DFS, subsidiary, which we operate independently of our other businesses, is included in Other.

Trends and Competition in Internet-based Business

Within the past two years, we have significantly expanded our online presence and obtained scalable technological platforms in several markets, most notably in the United Kingdom and Finland. We expect to continue to expand our online lending business in the future, both through acquisitions as well as by organic growth, such as the Internet-based business that we started in Poland in February 2012. Although we have seen a general increase in the number of competitors within the online markets in which we now operate, we believe that competition in the online loan market continues to be largely fragmented with high barriers to entry, including the ability to raise sufficient capital to fund loans and growth in loan portfolios, the ability to implement effective underwriting, collections and fraud prevention processes, technology requirements, marketing costs, customer privacy issues and other regulatory and compliance requirements.

Recent Regulatory Developments

Set forth below is a brief discussion of recent legal and regulatory developments in markets in which we operate that may have a material impact on us and our results of operations.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which we refer to as the OFT, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe that we have complied with these regulations where we were not already registered by HM Revenue and Customs.

The OFT has issued Irresponsible Lending Guidance, or the ILG, which outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. The OFT has also issued Debt Collection Guidance, which was updated in October 2011 but is under further review. The Debt Collection Guidance could restrict the number of times and the amounts that we are allowed to debit a customer's account. In addition, in February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we are among 50 companies offering unsecured short-term consumer loans for which the OFT has indicated that it will conduct on-site inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite review of our businesses in the United Kingdom in late fiscal 2012. Furthermore, we have provided the OFT with a response to a comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. As we continue to evaluate the regulatory developments in the United Kingdom, including the OFT's guidance, we may consider making changes, or may be required to make changes, to our lending and collection practices.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law, under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission to the Finnish Parliament of proposed legislation seeking to impose more stringent rules for the micro-lending market, including interest rate caps or other limitations on the availability of micro-loans online, the

Ministry of Justice nominated a working group to review the existing regulatory framework in Finland. Our Finland-based Risicum subsidiary is a member of the Finnish Association for Micro Loans, which presented information to the Ministry of Justice working group. In its final report issued in April 2012, the working group suggested two alternatives for regulating loans in Finland with principal amounts under €1,000, each of which included caps on interest and fees that lenders would be permitted to charge in connection with a loan. The Ministry of Justice concluded a consultation period in May 2012, during which several potential modifications to the working group's proposals were submitted. The working group's final recommendations will be reviewed by the Ministry of Justice and could be considered by the Finnish Parliament in the next several months.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 was enacted, which among other things, created the Consumer Financial Protection Bureau, which we refer to as the CFPB. The CFPB has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. In January 2012, the CFPB published a field guide for its examiners to use to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, as part of the CFPB's payday lending supervision program. Under this program, the CFPB plans to gather information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The program's implementation will be based on the CFPB's assessment of consumer risk, including volume of business and state regulatory oversight. The CFPB commenced an on-site review of our U.S. operations in late fiscal 2012.

Recent Events

On July 6, 2011, we acquired Risicum Oyj, a leading provider of Internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans predominately in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony-based loans in Sweden.

On August 24, 2011, we announced that we changed our name to DFC Global Corp. We continue to trade on the NASDAQ stock market under the ticker symbol "DLLR".

On December 14, 2011, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to five million shares of our outstanding common stock. As of June 30, 2012, we had repurchased 992,000 shares of our common stock under the plan for an average price of $16 per share.

On April 16, 2012, we consummated the sale of $230.0 million aggregate principal amount of 3.25% senior convertible notes due 2017, which includes the exercise in full of the initial purchasers' overallotment option. The notes are unsecured, senior obligations of ours and will pay interest semi-annually at an annual rate of 3.25%. Prior to October 15, 2016, the notes are convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders will receive cash up to the principal amount and shares of our common stock in respect of any excess conversion amount. The initial conversion rate for the notes is 46.8962 shares of common stock per $1,000 principal amount of the notes, which is equal to a conversion price of approximately $21.32 per share. In connection with the offering, we entered into convertible note hedge transactions with respect to our common stock with affiliates of the initial purchasers of the notes, and separate warrant transactions with the option counter parties, which effectively increase the conversion price of the convertible notes to $26.45 per share. The notes mature on April 15, 2017. We recorded a debt discount of approximately $50.3 million, with an offsetting increase to additional paid in capital. Such amount will be accreted over the expected life of the debt. The net proceeds from the offering were approximately $222.0 million, after deducting the initial purchasers' discounts and the estimated offering expenses. Considering $8.0 million of convertible note transaction fees and $20.0 million of one-time net cash payments to enter into the call spread hedge agreements, we received approximately $202.0 million of net proceeds from the convertible note offering. We subsequently used $55.7 million of the net proceeds to retire the legacy cross-currency interest rate swap agreements discussed below, while a portion of the remaining $146.3 million of proceeds was used to pay down all outstanding borrowings on our global revolving credit facility, which was principally drawn to fund the MEM and Risicum acquisitions, with the residual amount being available for general corporate purposes.

On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge currency and interest rate fluctuations of our previously retired term bank loans. The legacy swaps had become ineffective when the bank debt they were purchased to hedge was paid off with a portion of the proceeds of the $600.0 million tranche of senior unsecured notes issued by our Canadian subsidiary in December 2009. The net one-time cash payment to retire the swaps was $55.7 million. Prior to the termination of these swap agreements, we had been incurring cash expense of approximately $1.5 million per month to the relevant counter parties to fix the variable interest rate and foreign exchange components of the retired term loans.

On April 27, 2012, we entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate that the new swap arrangements will eliminate the non-cash mark-to-market volatility that had historically impacted our results of operations as a result of the previous ineffective swap instruments, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity. In addition, on April 20, 2012, we entered into swap agreements to hedge currency exchange risk related to intercompany transactions stemming from the convertible notes issued in April 2012. We expect to incur recurring cash charges of approximately $1.2 million per month in the aggregate related to the new swap agreements.

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer and other ancillary services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

For unsecured short-term consumer loans, which generally have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of our retail financial services locations in the United Kingdom and Poland and at our pawn shops in the United Kingdom, Sweden, Finland and Spain. Pawn loans are short-term in nature and are secured by the customer's personal property, which we refer to as a pledge. At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will, in most markets, go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. As with our unsecured short-term consumer loans, revenues are recognized using the interest rate method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by us concurrent with the funding of loans by the third party lending financial institution. We also earn additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Consumer Loan Loss Reserves Policy

We maintain a loan loss reserve for anticipated losses for unsecured consumer loans that we directly originate but have not yet become due (presented as "Consumer Loans" on the balance sheet). To estimate the appropriate level of loan loss reserves, we consider known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our loan loss reserve on Consumer Loans is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As these conditions change, we may need to make additional allowances in future periods.

Generally, when an unsecured loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and reflected as a deduction to the gross loans in default balances and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

We do not maintain a loan loss reserve for potential future losses on pawn loans. Pawn loans are secured by the customer's pledged item. Pawn loans generally represent 50% to 80% of the appraised fair value of the pledged item, thus significantly mitigating our exposure to losses on defaulted pawn loans. Our historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of its pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item is either sold at auction or sold to a third party in our retail stores after the customer default. Except in very isolated instances, the amount received at auction or in our store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above our recorded asset value and any related administrative costs and fees are returned to the customer.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with the Intangibles Topic of the FASB Codification, goodwill is assigned to reporting units, which we have determined to be our reportable operating units of the United Kingdom, Sefina, MEM, Risicum and Poland (which are collectively reported in Europe), Canada, United States Retail and DFS. We also have a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more operating segment components have similar economic characteristics, their results are combined in one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights and DFS' MILES program brand name and the Sefina and MEM trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by our long-term business plan. We perform our goodwill impairment test annually as of June 30, and our non-amortizable intangibles with indefinite lives are tested annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill.

As discussed in Note 9 of the consolidated financial statements, we recorded a goodwill and other indefinite lived intangible asset impairment charge of approximately $27.7 million in the fourth quarter of the year ended June 30, 2012, based on the estimated fair value and book value of our DFS business. The impairment of these intangible assets resulted from the continued decline in the DFS business during the second half of fiscal year 2012 and our current expectations for future growth and profitability for the DFS business being lower than our previous estimates. Over the past 12 months, the DFS business has experienced continuing significant lending constraints by its third party bank that originates these loans, low market interest rates stemming from the ongoing low cost of capital that has attracted more aggressive competition and the ongoing troop deployments. While considered in previous projections, the severity and duration that these factors have had, and are projected to have, on the DFS business were more significant than previously anticipated. Management has initiated a series of strategies to grow the business, such as having discussions with potential additional lending partners that would more competitively underwrite these loans and expanding the DFS platform into other branches of the military and military-related enterprises. Additionally, management considered external factors such as the expectation of the increased supply of used automobiles as the impact of the US government's "cash for clunkers" program subsides and the impact that the recent US auto industry recovery and related increased production of vehicles has on vehicle supply, expectation of market interest rate trends, and the non-prime auto lending industry in general. Management believes these strategies are achievable based on the historical performance of the DFS business.

The MILES Program indefinite lived intangible valuation was calculated using a relief from royalty valuation method and is based on future revenue projections of the DFS business, discounted to a present fair value using a discount rate of 17.8%.

The calculation of fair value of the DFS reporting unit was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The cash flow projections were discounted using discount rates ranging from 15.0% to 18.5%, and were selected based on management's estimate of the risk embedded in the projections for each series of cash flows. A simultaneous 10% decline in the cash flow projections combined with a 100 basis point increase in the discount rates used would result in an additional pre-tax $10.1 million impairment to goodwill and an additional $1.3 million impairment to the MILES Program indefinite lived intangible.

We selected market multiples to be used in the market approach based on companies that we considered to be comparable to DFS, with the assistance of a third party valuation firm. A 10% change in the market multiples used would impact the fair value of DFS by $1.8 million.

The achievement of the forecasted business plan and projections related to DFS is in part dependent on the success of the management plans described above. While management believes that the discount rates selected in its valuation model adequately capture this risk, if these initiatives do not achieve the results anticipated, it is reasonably possible that there could be future impairment of the DFS goodwill and the MILES program indefinite-lived intangible asset.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Cross-Currency Interest Rate Swaps

From time to time, we enter into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing. When applicable, we designate derivative contracts as cash flow hedges for accounting purposes. We record foreign exchange re-measurement gains and losses related to the term loans and also record the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. Because these derivatives are designated as cash flow hedges, we record the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

Non-designated Hedges of Commodity Risk

In the normal course of business, we maintain inventories of gold at our pawn shops and retail financial services stores. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We intend to reinvest our foreign earnings and a result, we do not provide a deferred tax liability on foreign earnings.

We account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"), (formerly FIN 48). We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Results of Operations

The percentages presented in the following table are based on each respective fiscal year's total consolidated revenues:

	June 30,					
	2010		2011		2012	
Total revenues:						
Consumer lending	$319,465	50.5%	$429,152	54.4%	$ 645,939	60.8%
Check cashing	149,474	23.6%	144,054	18.3%	138,676	13.1%
Pawn service fees and sales	19,899	3.1%	48,043	6.1%	80,921	7.6%
Money transfer fees	27,464	4.3%	32,140	4.1%	38,384	3.6%
Gold sales	43,018	6.8%	46,537	5.9%	70,891	6.7%
Other	73,961	11.7%	88,441	11.2%	86,897	8.2%
Total consolidated revenues	633,281	100.0%	788,367	100.0%	1,061,708	100.0%
Operating expenses:						
Salaries and benefits	153,976	24.4%	179,919	22.8%	221,381	20.9%
Provision for loan losses	45,876	7.2%	73,551	9.3%	131,464	12.4%
Occupancy	43,280	6.8%	51,032	6.5%	61,735	5.8%
Purchased gold costs	30,408	4.8%	30,991	3.9%	56,929	5.4%
Depreciation	14,334	2.3%	16,769	2.1%	22,133	2.1%
Other	99,067	15.6%	128,911	16.4%	180,782	16.9%
Total operating expenses	386,941	61.1%	481,173	61.0%	674,424	63.5%
Operating margin	246,340	38.9%	307,194	39.0%	387,284	36.5%
Corporate expenses	86,824	13.7%	104,057	13.2%	120,046	11.3%
Other depreciation and amortization	7,325	1.2%	14,581	1.8%	26,288	2.5%
Interest expense, net	68,932	10.9%	90,819	11.5%	102,793	9.7%
Loss on extinguishment of debt	9,531	1.5%	—	—%	—	—%
Goodwill and other intangible asset impairment	—	—%	—	—%	27,738	2.6%
Unrealized foreign exchange loss (gain)	10,145	1.6%	(47,031)	(5.9)%	11,484	1.1%
Loss (gain) on derivatives not designated as hedges	12,948	2.0%	39,320	5.0%	(2,863)	(0.3)%
Provision for (proceeds from) litigation settlements	29,074	4.6%	(3,749)	(0.5)%	4,070	0.4%
Loss on store closings	3,314	0.5%	868	0.1%	879	0.1%
Other expense, net	2,070	0.3%	5,937	0.8%	1,169	0.1%
Income before income taxes	16,177	2.6%	102,392	13.0%	95,680	9.0%
Income tax provision(1)	22,138	3.5%	38,695	5.0%	43,847	4.1%
Net (loss) income(1)	(5,961)	(0.9)%	63,697	8.0%	51,833	4.9%
Less: Net loss attributable to non-controlling interests	(293)	—%	(525)	(0.1)%	(570)	—%
Net (loss) income attributable to DFC Global Corp.	$ (5,668)	(0.9)%	$ 64,222	8.1%	$ 52,403	4.9%
Net (loss) income per share attributable to DFC Global Corp.:						
Basic(1)	$ (0.16)		$ 1.69		$ 1.20	
Diluted(1)	$ (0.16)		$ 1.62		$ 1.16	

(1) During the year-end financial close process of fiscal 2012, the Company identified a prior period error related to the deferred tax liability on intangible assets acquired through the purchase of its DFS subsidiary in fiscal 2010. The error, which was immaterial to the prior periods, resulted in an overstatement of the income tax provision in the Consolidated Statement of Operations for prior periods.

In order to correct this misstatement, the Company has increased fiscal 2010 net loss attributable to DFC Global Corp. by $0.8 million, and reduced the fiscal 2011 net income attributable to DFC Global Corp. by $1.6 million. The correction of these misstatements also resulted in an increase of $0.02 in net loss per share basic and diluted for the fiscal year ended June 30, 2010, and a $0.04 reduction in net income per share basic and diluted, for the fiscal year ended June 30, 2011.

Constant Currency Analysis

We maintain operations in Europe, Canada and the United States. Over 85% of our revenues are originated in currencies other than the U.S. Dollar, principally the British Pound Sterling and the Canadian Dollar. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide "constant currency" assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. All conversion rates below are based on the U.S. Dollar equivalent to one of the applicable foreign currency.

	Actual Average Exchange Rates Fiscal Year Ended June 30,		
	2012	2011	2010
British Pound Sterling	1.5839	1.5917	1.5811
Canadian Dollar	0.9968	0.9995	0.9484
Swedish Krona	0.1487	0.1570(1)	—
Euro	1.3384	1.4048(1)	—
Polish Zloty	0.3145	0.3441	0.3398

(1) FY 2011 reflects the average exchange rate from December 31, 2010, the date of the Sefina acquisition, to June 30, 2011

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the United States; therefore, we do not incur significant economic gains or losses on foreign currency transactions with our subsidiaries. To the extent funds are transmitted between countries, we may be subject to realized foreign exchange gains or losses. To the extent liabilities are paid or assets are received in a currency other than the local currency, we would incur realized transactional foreign exchange gains or losses. Cash accounts are maintained in Europe and Canada in local currency, and as a result, there is little, if any diminution in value from the changes in currency rates. Therefore, cash balances are available on a local currency basis to fund the daily operations of the Europe and Canada business units.

Fiscal 2012 Compared to Fiscal 2011

Revenues

Total revenues for the year ended June 30, 2012 increased by $273.3 million, or 34.7%, as compared to the year ended June 30, 2011. The impact of new stores and acquisitions accounted for $216.5 million of the revenue increase, while the impact of foreign currency accounted for a decrease of $7.0 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $63.9 million, or 8.1%. The increase was primarily the result of a $77.4 million increase in revenues in Europe, related to consumer lending, pawn service fees and sales and gold sales, partially offset by a $9.6 million decrease in DFS revenues and a $6.4 million decrease in Canada revenues, due to decreased check cashing revenues.

Consolidated fees from consumer lending were $645.9 million for the year ended June 30, 2012 compared to $429.2 million for the year earlier period, an increase of $216.7 million or 50.5%. The impact of new stores and acquisitions accounted for $158.1 million of the revenue increase, including our April 1, 2011 acquisition of MEM and our July 6, 2011 acquisition of Risicum, while the impact of foreign currency accounted for a decrease of $4.8 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $63.4 million. Consumer lending revenues in Europe, Canada and United States Retail were up by $57.4 million, $2.8 million and $3.2 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions).

Consolidated check cashing revenue decreased $5.4 million, or 3.7%, for the year ended June 30, 2012 compared to the prior year period. The impact of new stores and acquisitions accounted for an $11.6 million increase, while the impact of foreign currency accounted for a decrease of $0.2 million. The remaining check cashing revenues were down $16.8 million, or 11.6%, for the year ended June 30, 2012. On a constant currency basis and excluding the impacts of new stores and acquisitions, check cashing revenues declined 15.9% in Europe, 10.9% in Canada and 10.0% in United States Retail. There was an aggregate decline of 10.8% in the number of checks cashed for the year ended June 30, 2012 as compared to the year ended June 30, 2011. Concurrently, our prepaid debit card revenues are increasing as we believe that more of our customers are switching to this medium in lieu of checks.

Pawn service fees were $80.9 million for the year ended June 30, 2012, representing an increase of $32.9 million, or 68.4%, compared to the prior year period. The impact of new stores and acquisitions, including our December 31, 2011 acquisition of Sefina, accounted for a $22.0 million increase, while the impact of foreign currency accounted for a decrease of $0.7 million. The remaining increase of $11.6 million, or 24.1%, is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe.

For the year ended June 30, 2012, money transfer fees, gold sales and all other revenues increased by $29.1 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues increased by $5.7 million, or 3.4%, for the year ended June 30, 2012 as compared to the prior year period. The increase was primarily due to higher gold sales in Europe and United States Retail, and increased prepaid debit card fees in Canada, partially offset by reduced DFS revenues.

Operating Expenses

Operating expenses were $674.4 million for the year ended June 30, 2012 compared to $481.2 million for the year ended June 30, 2011, an increase of $193.2 million or 40.2%. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $160.1 million. The impact of foreign currency fluctuations accounted for a decrease of $5.2 million.

On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses increased by $38.3 million as compared to the prior year. For the year ended June 30, 2012, total operating expenses increased to 63.5% of total revenue as compared to 61.0% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 61.0%.

The consolidated loan loss provision, expressed as a percentage of gross consumer lending revenue, was 20.4% for the year ended June 30, 2012 compared to 17.1% for the year ended June 30, 2011. The higher loan loss provision was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the United Kingdom and Scandinavia, which typically carry higher loan losses, but lower overall operating costs than our store based businesses. The higher loan loss provision experienced for Internet-based loans is directly related to the number of new customers in that element of our business. Loans made to newer customers tend to carry higher loss rates until our level of experience (i.e., knowledge of customer behavior) with the customer increases.

Relative to our primary business units, after excluding the impacts of foreign currency and new stores and acquisitions, operating expenses in Europe and United States Retail increased by $47.2 million and $1.5 million, respectively, and decreased by $8.4 million in Canada. The increase in operating expenses in Europe reflects the growth of the internet business and its costs, an increase in the provision for loan losses primarily due to the mix of lending products, increased salary and benefits costs, and an increase in costs related to the purchased gold product. The decrease in Canada was primarily a result of decreased salary and benefits costs, a decrease in the provision for loan losses and a decrease in franchise and other taxes.

Corporate Expenses

Corporate expenses were $120.0 million for the year ended June 30, 2012 compared to $104.1 million for the year ended June 30, 2011, or an increase of $15.9 million, reflecting our increased investment in our e-commerce and global infrastructure to support global store, product and platform expansion plans, as well our investment in our global business development activities. The increase is commensurate with our growth and as a percentage of revenue, is lower than the prior year period.

Other Depreciation and Amortization

Other depreciation and amortization was $26.3 million for the year ended June 30, 2012 compared to $14.6 million for the year ended June 30, 2011. The increase of $11.7 million is primarily related to amortization of intangible assets related to the MEM and Risicum acquisitions, as well as amortization of recently reacquired franchise rights and increased depreciation of corporate-related assets.

Interest Expense

Interest expense, net was $102.8 million for the year ended June 30, 2012 compared to $90.8 million for the same period in the prior year. The increase in interest expense, net is primarily the result of increased debt levels related to the MEM and Risicum acquisitions, as well as interest expense on debt assumed as part of the Sefina acquisition. Included in the interest expense for the year ended June 30, 2012 is approximately $22.6 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our legacy cross currency interest rate swaps, the non-cash interest expense associated with our convertible debt and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $19.0 million for the year ended June 30, 2011, representing an increase of approximately $3.6 million. The increase was primarily related to the amortization of debt issuance costs related to our global revolving credit facility, as well as the non-cash interest on our convertible debt.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009 with a portion of the proceeds from our $600.0 million senior note offering completed in December 2009, we discontinued hedge accounting on our legacy cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $6.5 million non-cash interest charge for the years ended June 30, 2012 and June 30, 2011.

Goodwill and Other Intangible Assets Impairment Charge

We recorded a goodwill and other indefinite lived intangible asset impairment charge of approximately $27.7 million in the fourth quarter of the year ended June 30, 2012, based on the estimated fair value and book value of our DFS business. The determination of estimated fair value requires management to make assumptions about estimated cash flows, including long-term forecasts, discount rates and terminal growth rates. The non-cash impairment charge is the result of our current expectations for future growth and profitability for the DFS business being lower than our previous estimates. The calculation of fair value was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The decline in our estimates is primarily due to continuing significant lending constraints by our third party bank that originates these loans, low market interest rates stemming from the ongoing low cost of capital that has attracted more aggressive competition and the ongoing troop deployments that were not anticipated. We are currently having discussions with potential additional lending partners that would more competitively underwrite these loans.

Unrealized Foreign Exchange Gain/Loss

Unrealized foreign exchange loss of $11.5 million for the year ended June 30, 2012 is due primarily to the unrealized foreign exchange losses associated with the mark to market of our $600.0 million in senior notes, partially offset by unrealized foreign exchange gains on intercompany debt. On April 27, 2012, we entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate the new swaps will eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the previous ineffective swap instruments, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity.

The unrealized foreign exchange gain of $47.0 million for the year ended June 30, 2011 is due primarily to the mark to market of the unrealized foreign exchange gain on our senior notes, partially offset by unrealized foreign exchange losses on intercompany debt.

Loss (gain) on derivatives not designated as hedges

The mark to market gain on derivatives not designated as hedges was $2.9 million for the year ended June 30, 2012, compared to a loss of $39.3 million for the year ended June 30, 2011. Loss (gain) on derivatives not designated as hedges is related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada that are related to the legacy bank term loans that were repaid in December 2009. The change in fair value is related to both the changes in market interest rates and foreign exchange rates. On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of its previously retired term bank loans, and entered into new swaps, which will not be recorded in the income statement, as long as they are determined to be effective.

(Proceeds from) Provision for Litigation Settlements

The provision for litigation settlements during the year ended June 30, 2012 was $4.1 million and primarily related to the settlement of litigation in California.

The proceeds from litigation settlements during the year ended June 30, 2011 was $3.7 million, primarily related to cash received from certain Canadian franchisees for their portion of settlement costs for the Canadian class actions.

Other (Income) Expense

During the year ended June 30, 2012, we recorded net other expenses of approximately $1.2 million, due to acquisition-related activities of $3.4 million and realized foreign exchange losses of $2.3 million, partially offset by other income items of $4.5 million.

During the year ended June 30, 2011, we recorded net other expenses of approximately $5.9 million, due to acquisition-related activities of $8.7 million, partially offset by other income items of $2.8 million.

Income Tax Provision

The provision for income taxes was $43.8 million for the year ended June 30, 2012 compared to a provision of $38.7 million for the year ended June 30, 2011. Our effective tax rate was 45.8% for the year ended June 30, 2012 and was 37.8% for the year ended June 30, 2011. The increase in the effective tax rate for the year ended June 30, 2012 as compared to the prior year was primarily a result of goodwill impairment for Dealers' Financial Services LLC, the swap terminations in Canada, and U.S. true-ups to deferred taxes. Our effective tax rate differs from the U.S. federal statutory rate of 35% due to foreign taxes, permanent differences, the impact of unrealized mark to market foreign exchange gains/losses and a valuation allowance on U.S. and certain foreign deferred tax assets. At June 30, 2012, we maintained deferred tax assets of $132.0 million, which is offset by a valuation allowance of $84.7 million, which represents an increase of $14.6 million in the net deferred tax asset during the year ended June 30, 2012. The change for the period in our deferred tax assets and valuation allowances is more fully described in the paragraphs that follow.

The $132.0 million in deferred tax assets consists of $53.3 million related to net operating losses and other temporary differences, $56.7 million related to foreign tax credits and $22.0 million in foreign deferred tax assets. At June 30, 2012, U.S. deferred tax assets related to net operating losses and other temporary differences were reduced by a valuation allowance of $112.4 million, which represents an increase of $9.5 million in the period. The net operating loss carry forward at June 30, 2012 was $65.4 million and at June 30, 2011 was $78.2 million, a decrease of $12.8 million due to the utilization of a net operating loss carryforward for the year ended June 30, 2011. Our ability to utilize pre-fiscal 2007 net operating losses in a given year is limited to $9.0 million under Section 382 of the Internal Revenue Code because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Internal Revenue Code. The deferred tax asset related to excess foreign tax credits increased $3.4 million due to provision to return adjustments related to our fiscal year 2011 tax return. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $56.7 million. Additionally, we maintain foreign deferred tax assets in the amount of $22.0 million.

At June 30, 2011 and 2012 we had $14.2 million and $16.1 million, respectively, of unrecognized tax benefit reserves related to uncertain tax positions primarily related to transfer pricing matters which, if recognized, would decrease the effective tax rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.

The tax years ending June 30, 2008 through 2012 remain open to examination by the taxing authorities in the United States and the United Kingdom, tax years ending June 30, 2006 through 2012 for Canada, and tax years 2006 through 2012 for Sweden and Finland. The Canadian tax authorities have assessed tax for fiscal years ending June 30, 2006 and 2007, which we are contesting and for which a notice of objection has been filed. During the quarter ended December 31, 2011, the Canadian tax authorities proposed adjustments related to intercompany transfer pricing for the Canadian affiliate for the year ended June 30, 2008. We have not agreed with these proposed transfer pricing adjustments and are contesting them through the administrative process. The Canadian affiliate is also under audit for transfer pricing for the year ended June 30, 2009. We believe our existing reserves for all tax matters, including the Canadian audits and assessments, are adequate.

Fiscal 2011 Compared to Fiscal 2010

Revenues

Total revenues for the year ended June 30, 2011 increased by $155.1 million, or 24.5%, as compared to the year ended June 30, 2010. The impact of foreign currency accounted for $23.2 million of the revenue increase with an additional increase of $94.8 million related to the impact of new stores and acquisitions. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $37.1 million, or 5.9%. The increase was primarily the result of a $40.6 million and $7.6 million increase in revenues in Europe and Canada, respectively, primarily related to consumer lending, partially offset by a $5.1 million decrease in DFS revenues, and a $5.5 million decrease in United States Retail revenues primarily related to the closure of 36 under-performing store locations since the third quarter of fiscal 2010.

Consolidated consumer lending revenue was $429.2 million for the year ended June 30, 2011 compared to $319.5 million for the year earlier period, an increase of $109.7 million or 34.3%. The impact of foreign currency fluctuations accounted for an increase of approximately $13.3 million and the impact of new stores and acquisitions was an increase of $40.1 million, including our April 1, 2011 acquisition of MEM. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $56.3 million. Consumer lending revenues in Canada and Europe were up by $10.1 million and $50.3 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions), while United States Retail consumer lending revenues were down approximately $4.1 million, due to the closure of stores previously referenced.

Consolidated check cashing revenue decreased $5.4 million, or 3.6%, for the year ended June 30, 2011 compared to the prior year period. There was an increase of approximately $3.8 million related to foreign exchange rates and increases from new stores and acquisitions of $5.3 million. The remaining check cashing revenues were down $14.5 million, or 9.7%, for the year ended June 30, 2011. On a constant currency basis and excluding the impacts of new stores and acquisitions, check cashing revenues in Canada declined 5.0% and check cashing revenues in Europe were down 17.0% for the year ended June 30, 2011 as compared to the prior year period. Check cashing revenue in our United States Retail business segment decreased by 11.6%, again heavily influenced by the closure of stores since the third quarter of fiscal 2010. On a consolidated constant currency basis, the face amount of the average check cashed increased by 1.4% to $524 for the year ended June 30, 2011 compared to $517 for the prior year period, while the average fee per check cashed increased by 2.2% to $20.06. There was also a decline of 8.0% in the number of checks cashed for the year ended June 30, 2011 as compared to the year ended June 30, 2010, down from 7.8 million in the prior year period to 7.2 million in the current year.

Pawn service fees were $48.0 million for the year ended June 30, 2011, representing an increase of $28.1 million, compared to the prior year period. The impact of foreign currency fluctuations accounted for an increase of $2.2 million and increases of approximately $22.3 million related to the impact from new stores and acquisitions, including our December 31, 2010 acquisition of Sefina. The remaining increase of $3.6 million, or 18.4%, is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe.

For the year ended June 30, 2011, money transfer fees, gold sales and all other revenues increased by $22.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues decreased by $8.4 million, or 5.8%, for the year ended June 30, 2011 as compared to the prior year period. The decrease was primarily due to lower gold sales in Europe, as well as a decrease in DFS revenues.

Operating Expenses

Operating expenses were $481.2 million for the year ended June 30, 2011 compared to $387.0 million for the year ended June 30, 2010, an increase of $94.2 million or 24.4%. The impact of foreign currency accounted for an increase of $12.6 million. There was an increase in the operating expenses related to new stores and acquisitions of approximately $64.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses increased by $16.9 million as compared to the prior year. For the year ended June 30, 2011, total operating expenses decreased to 61.0% of total revenue as compared to 61.1% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 60.2%.

The consolidated loan loss provision, expressed as a percentage of gross consumer lending revenue, was 17.1% for the year ended June 30, 2011 compared to 14.4% for the year ended June 30, 2010. The higher loan loss provision was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the United Kingdom, which typically carry higher loan losses, but lower overall operating costs than our store based business.

Relative to our primary business units, after excluding the impacts of foreign currency and new stores and acquisitions, operating expenses in Europe and Canada increased by $28.0 million and $2.1 million, respectively, and decreased by $10.8 million in United States Retail. The increase in Europe reflects increased salary and benefits costs, an increase in the provision for loan losses primarily due to the mix of lending products, increased travel costs, professional fees and franchise and other taxes, partially offset by a decrease in costs related to the purchased gold product. In Canada, increases in the provision for loan losses and franchise and other taxes were partially offset by lower professional fees. The decrease in United States Retail was primarily a result of the closure of 36 store locations since the third quarter of fiscal 2010.

Corporate Expenses

Corporate expenses were $104.1 million for the year ended June 30, 2011 compared to $86.8 million for the year ended June 30, 2010, or an increase of $17.3 million. The increase was consistent with our increased investment in our global infrastructure to support global store, product and platform expansion plans, as well our investment in our global business development activities. The increase was commensurate with our growth and as a percentage of revenue, was lower than the prior year.

Other Depreciation and Amortization

Other depreciation and amortization was $14.6 million for the year ended June 30, 2011 compared to $7.3 million for the year ended June 30, 2010. The increase of $7.3 million is primarily related to amortization of identifiable intangible assets for DFS and MEM, as well as amortization of recently reacquired franchise rights and increased depreciation of corporate-related assets.

Interest Expense

Interest expense, net was $90.8 million for the year ended June 30, 2011 compared to $68.9 million for the same period in the prior year, an increase of $21.9 million. Interest related to the $600.0 million in principal amount of our 10.375% senior notes due 2016 accounted for $17.1 million of the increase, net of a decrease in interest expense associated with our repayment of all of our U.K. and Canadian term debt. Included in interest expense for the year ended June 30, 2011 is approximately $19.0 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps, the non-cash interest expense associated with our convertible debt and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $16.4 million for the year ended June 30, 2010, an increase of approximately $2.6 million. The increase came almost entirely from the expense related to the cross-currency interest rate swaps and the amortization of debt issuance costs related to our new global revolving credit facility.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009 with the proceeds from our $600.0 million senior note offering completed in December 2009, we discontinued hedge accounting on these cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $6.5 million non-cash interest charge for the year ended June 30, 2011 as compared to a charge of approximately $4.1 million for the year ended June 30, 2010.

Unrealized Foreign Exchange Gain/Loss

Unrealized foreign exchange gains of $47.0 million for the year ended June 30, 2011 is primarily due to the unrealized foreign exchange gains associated with our $600 million in senior notes, partially offset by unrealized foreign exchange losses on intercompany debt. The unrealized foreign exchange loss of $10.1 million for the year ended June 30, 2010 was primarily due to the unrealized foreign exchange loss on our senior notes, as well as unrealized foreign exchange losses on intercompany debt.

Loss on derivatives not designated as hedges

Loss on derivatives not designated as hedges was $39.3 million and $12.9 million for the years ended June 30, 2011 and 2010, respectively, related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada that are related to the legacy term loans.

(Proceeds from) Provision for Litigation Settlements

Proceeds from litigation settlements during the year ended June 30, 2011 was $3.7 million, primarily related to cash received from Canadian franchisees for their portion of settlement costs for the Canadian class actions. Provisions for litigation settlements during the year ended June 30, 2010 was $29.1 million primarily related to the settlements of purported class actions in British Columbia and Canadian Maritimes and for the potential settlement of other pending and purported Canadian class action proceedings.

Loss on Store Closings

During the year ended June 30, 2011, we recorded $0.9 million of store closing expense related closures of underperforming and overlapping stores primarily in the United States and Canada.

During the year ended June 30, 2010, we recorded additional expense related to stores closed during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment assumptions related to the sub-lease potential of some of the locations and the closure of other non-performing U.S. store locations. We also incurred additional expenses of $1.4 million for current period store closures. Lastly, we incurred approximately $0.9 million expense in relation to the buyout of certain "We The People" franchises.

Other (Income) Expense

During the year ended June 30, 2011, we recorded other expenses of approximately $5.9 million, primarily due to acquisition-related activities of $8.7 million, offset by other income items of $2.8 million.

During the year ended June 30, 2010, we recorded other expenses of approximately $2.1 million. The primary elements of these expenses were $2.8 million in expenses related to acquisition-related activities, and $0.9 million in expenses associated with our activities to hedge foreign currency risks in the operating results of Canada and Europe, partially offset by $1.8 million in other income items.

Income Tax Provision

The provision for income taxes was $38.7 million for the year ended June 30, 2011 compared to a tax provision of $22.2 million for the year ended June 30, 2010. Our effective tax rate was 37.8% for the year ended June 30, 2011 and was 137.0% for the year ended June 30, 2010 which is a combination of an effective tax rate of 96.1% on continuing operations and other one-time charges, increased by the impact of a change in the reserve for an uncertain tax position related to transfer pricing and the impact of the convertible debt discount. The impact to our fiscal 2010 provision for income taxes related to these two items was $5.8 million. The decrease in the effective tax rate for the year ended June 30, 2011 as compared to the prior year was primarily a result of improved results in the United States, lower global statutory tax rates, the lower statutory tax rates associated with the acquired Scandinavian and UK businesses, and the taxation of the unrealized foreign currency exchange gains (classified as ordinary) in Canada at the lower statutory rate, as well as the unrealized foreign currency exchange gains (classified as capital) in Canada which are only 50% taxable. Our effective tax rate differs from the U.S. federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring completed in our fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets.

We provided a valuation allowance against all of our U.S. deferred tax assets at June 30, 2011 and 2010 which amounted to $100.5 million and $99.1 million, respectively. The $100.5 million in deferred tax assets consists of $47.2 million related to net operating losses and the reversal of temporary differences, and $53.3 million related to excess foreign tax credits resulting from dividends or deemed dividends from the fiscal years ended 2007, 2008 and 2010. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2011 was $78.2 million compared to $68.3 million at June 30, 2010. This increase was the result of an adjustment required by a Competent Authority settlement and by a current year U.S. loss. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. We have foreign tax credit carry forwards of approximately $53.3 million, which will begin to expire in 2017 if not utilized.

We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit its ability to utilize the net operating losses under the Code. Our follow-on equity offering in April 2011 did not impact this limitation. The net operating loss carry forward as of June 30, 2011 is $78.2 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $53.3 million. This represents a decrease of $1.4 million for the period related to the Competent Authority settlement discussed above which is partially offset by a true-up from prior periods.

At June 30, 2011 and 2010 we had $14.2 million and $10.3 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate. We recognized interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2011, we had approximately $1.7 million of accrued interest related to uncertain tax positions which represents a $0.8 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

The tax years ending June 30, 2008 through 2011 remain open to examination by the taxing authorities in the United States, United Kingdom, and Canada.

Review of Reportable Segments

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment.

Fiscal 2012 compared to Fiscal 2011

	Year Ended June 30,		% Increase/ Decrease - *Margin Change*
	2011	2012	
	(Dollars in thousands)		
Europe revenues:			
Consumer lending	$196,884	$ 399,672	103.0%
Check cashing	29,592	27,393	(7.4%)
Pawn service fees and sales	48,013	80,845	68.4%
Money transfer fees	8,127	10,908	34.2%
Gold sales	29,271	51,991	77.6%
Other	22,007	27,834	26.5%
Total Europe revenues	$333,894	$ 598,643	79.3%
Operating margin	*32.8%*	*30.9%*	*(1.9pts.)*
Canada revenues:			
Consumer lending	$170,667	$ 181,489	6.3%
Check cashing	73,379	74,291	1.2%
Pawn service fees and sales	30	76	153.3%
Money transfer fees	19,203	22,316	16.2%
Gold sales	14,767	13,810	(6.5%)
Other	32,556	34,309	5.4%
Total Canada revenues	$310,602	$ 326,291	5.1%
Operating margin	*49.5%*	*50.6%*	*1.1 pts.*
United States Retail revenues:			
Consumer lending	$ 61,601	$ 64,778	5.2%
Check cashing	41,083	36,992	(10.0%)
Money transfer fees	4,810	5,160	7.3%
Gold sales	2,499	5,090	103.7%
Other	12,219	12,675	3.7%
Total United States Retail revenues	$122,212	$ 124,695	2.0%
Operating margin	*26.4%*	*26.5%*	*0.1 pts.*
Other revenues:			
Total Other revenues (included in other revenue)	21,659	12,079	(44.2%)
Operating margin	*53.9%*	*34.1%*	*(19.8pts.)*
Total revenue	$788,367	$1,061,708	34.7%
Operating margin	$307,194	$ 387,284	26.1%
Operating margin %	***39.0%***	***36.5%***	***(2.5pts.)***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Year Ended June 30,			
	Revenue		Pre-Tax Income	
	2011	2012	2011	2012
Europe	42.4%	56.4%	60.8%(1)	67.6%(4)
Canada	39.4%	30.7%	47.8%(2)	34.8%(5)
United States Retail	15.5%	11.8%	12.3%	12.4%(6)
Other	2.7%	1.1%	–20.9%(3)	–14.8%(7)
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $2.0 million of unrealized foreign exchange losses.

(2) Excludes $51.7 million of unrealized foreign exchange gains, $39.3 million of losses on derivatives not designated as hedges and $3.9 million of proceeds from litigation settlements.

(3) Excludes $2.7 million of unrealized foreign exchange losses and $0.2 million of provisions for litigation settlements.

(4) Excludes $0.5 million of unrealized foreign exchange gains and $0.1 million of provisions for litigation settlements.

(5) Excludes $12.0 million of unrealized foreign exchange losses, $2.9 million of gains on derivatives not designated as hedges and $0.1 million of provisions for litigation settlements.

(6) Excludes $3.9 million of provisions for litigation settlements.

(7) Excludes $27.7 million of goodwill and other intangible asset impairment charges.

Europe

Total revenues in Europe were $598.6 million for the year ended June 30, 2012, compared to $333.9 million for the year earlier period, an increase of $264.7 million or 79.3%. The MEM, Sefina and Risicum acquisitions contributed $156.9 million of the revenue increase for the year ended June 30, 2012. On a constant currency basis and excluding the impact of new stores and acquisitions, year-over-year revenues in Europe increased by $77.4 million, or 23.2%. Consumer lending and pawn service fees were up by $57.4 million and $11.6 million, respectively. The growth in consumer lending revenue reflects the growth of the Internet lending business and also the continued strong performance of the store-based business. The growth in pawn service fees is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe. Other revenues (gold sales, money transfer fees, foreign exchange products and debit cards) increased by $13.1 million, primarily as a result of increases in gold sales and money transfer fees. Check cashing revenues in Europe were impacted by the economic downturn and the gradual migration away from paper checks to debit cards, and decreased by approximately $4.7 million, or 15.9% (also on a constant currency basis and excluding new stores and acquisitions).

Operating expenses in Europe increased by $189.1 million, or 84.3%, from $224.4 million for the year ended June 30, 2011 to $413.6 million for the year ended June 30, 2012. On a constant currency basis and excluding new stores and acquisitions, Europe operating expenses increased by $47.2 million or 21.0%. There was an increase of 2.4 pts relating to the provision for loan losses as a percentage of consumer lending revenues primarily due to the mix of lending products, including a stronger mix of Internet-based loans. On a constant currency basis, the provision for loan losses as a percentage of consumer lending revenues for the year ended June 30, 2011 was 23.6% while for the the year ended June 30, 2012, the rate increased to 26.0%. On a constant currency basis, the operating margin percentage in Europe decreased from 32.8% for the year ended June 30, 2011 to 30.8% for the year ended June 30, 2012 primarily due to the increase in the provision for loan losses noted above, as well as increased advertising costs related to Internet-based lending, partially offset by percentage decreases in salaries and benefits and occupancy costs.

The pre-tax income in Europe was $92.4 million for the year ended June 30, 2012 compared to $53.3 million for the prior year, an increase of $39.1 million — on a constant currency basis, the increase was $39.4 million. In addition to increased operating margins of $77.0 million, increased unrealized foreign exchange gains of $2.5 million and reduced acquisition costs of $4.4 million, pre-tax income was negatively impacted by increased interest expense of $16.8 million, increased amortization expense of $9.4 million, and increased infrastructure costs to support future expansion resulting in increased net corporate expenses of $19.4 million.

Canada

Total revenues in Canada were $326.3 million for the year ended June 30, 2012, an increase of 5.1%, or $15.7 million, as compared to the year ended June 30, 2011. The impact of new stores and acquisitions accounted for $22.8 million of this increase. On a constant currency basis, total revenues in Canada increased by $16.4 million, or 5.3%, for the year ended June 30, 2012, as compared to the prior year. Consumer lending revenues in Canada increased by $11.3 million or 6.6% (on a constant currency basis) for the year ended June 30, 2012 as compared to the prior year, primarily related to the growth of Internet-based loans in Canada and the acquisition of franchisee stores. Other revenues (gold sales, money transfer fees, foreign exchange products and prepaid debit cards) increased by $4.1 million (on a constant currency basis) as a result of increased money transfer fees and debit card fees, partially offset by reduced franchisee fees. Check cashing revenues increased $1.0 million in Canada due to an increase in the average fee per check, partially offset by a decrease in the number of checks cashed (also on a constant currency basis).

Operating expenses in Canada increased $4.5 million, or 2.8%, from $156.8 million for the year ended June 30, 2011 to $161.3 million for the year ended June 30, 2012. The impacts of changes in foreign currency rates resulted in a decrease of $0.3 million. The constant currency increase of approximately $4.8 million is primarily related to costs associated with the acquired franchisee stores. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, decreased by 1.3 pts from 11.6% to 10.3%. On a constant currency basis, Canada's operating margin percentage increased from 49.5% for the year ended June 30, 2011 to 50.6% for the year ended June 30, 2012. The increase in this area is primarily the result of the decrease in the provision for loan losses noted above, as well as reduced salaries and benefits costs as a percentage of revenue.

Canada pre-tax income was $38.1 million for the year ended June 30, 2012 compared to pre-tax income of $59.8 million for the prior year, a decrease of $21.7 million. On a constant currency basis, pre-tax income was $38.9 million. On a constant currency basis, the decrease in pre-tax income from the prior year is primarily attributable to the positive impacts of increased operating margins of $11.7 million, and a non-cash valuation gain of $41.4 million on the legacy cross currency interest rate swaps, which were offset by an unrealized mark to market foreign exchange loss of $62.3 million related to our senior notes, reduced proceeds from litigation settlements of $4.0 million, increased interest expense of $3.6 million and increased corporate expenses of $1.9 million.

United States Retail

Total United States Retail revenues were $124.7 million for the year ended June 30, 2012 compared to $122.2 million for the year ended June 30, 2011, an increase of $2.5 million or 2.0%. From a product perspective, this increase is primarily related to increases of $3.2 million and $2.6 million in consumer lending and gold sales, respectively, partially offset by a decrease in check cashing fees of $4.1 million, due to decreases in the number of checks and the total value of checks cashed.

Operating margins in United States Retail were 26.5% for the year ended June 30, 2012, compared to 26.4% for the prior year period. This increase was primarily the result of percentage decreases in salaries and benefits and occupancy costs, partially offset by an increase in the provision for loan losses.

United States Retail pre-tax profit was $13.0 million for the year ended June 30, 2012 compared to $11.1 million for the prior year. The increase was primarily the result of a $5.8 million decrease in corporate expenses, partially offset by a $3.9 million provision for litigation settlements.

Other

Included in Other are DFS revenues of $12.1 million for the year ended June 30, 2012, compared to $21.6 million for the year ended June 30, 2011, a decrease of $9.5 million or 44.2%. Revenue for the DFS business unit was unfavorably impacted by the continued high troop deployment to Afghanistan and other countries, and the influx of competition that have re-entered the auto loan market with aggressive pricing options. We further enhanced our Internet and local media advertising campaigns which are intended to increase product awareness amongst the enlisted personnel at the military bases we serve, and we have also recently initiated a management plan to increase revenues and profitability for the DFS business. This plan includes expanding the business through DFS' existing channels and introducing the business to other branches of the military and military-related organizations, as well as adding new lenders for certain of the loans originated by DFS.

We recorded a goodwill and other indefinite lived intangible asset impairment charge of approximately $27.7 million in the fourth quarter of the year ended June 30, 2012, based on the estimated fair value and book value of our DFS business. The determination of estimated fair value requires management to make assumptions about estimated cash flows, including long-term forecasts, discount rates and terminal growth rates. The non-cash charge is the result of our current expectations for future growth and profitability for the DFS business being lower than our previous estimates. The calculation of fair value was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The decline in our estimates is primarily due to continuing significant lending constraints by our third party bank that originates these loans, low market interest rates stemming from the ongoing low cost of capital that has attracted more aggressive competition, and the ongoing troop deployments that were not anticipated. We are currently having discussions with potential additional lending partners that would more competitively underwrite these loans.

Fiscal 2011 compared to Fiscal 2010

	Year Ended June 30,		% Increase/ Decrease *Margin Change*
	2010	2011	
	(Dollars in thousands)		
Europe revenues:			
Consumer lending	$105,939	$196,884	85.8%
Check cashing	33,601	29,592	(11.9%)
Pawn service fees and sales	19,899	48,013	141.3%
Money transfer fees	6,184	8,127	31.4%
Gold sales	30,674	29,271	(4.6%)
Other	17,165	22,007	28.2%
Total Europe revenues	$213,462	$333,894	56.4%
Operating margin	*35.6%*	*32.8%*	*(2.8pts.)*
Canada revenues:			
Consumer lending	$147,851	$170,667	15.4%
Check cashing	69,414	73,379	5.7%
Pawn service fees and sales	—	30	100.0%
Money transfer fees	16,439	19,203	16.8%
Gold sales	11,917	14,767	23.9%
Other	31,199	32,556	4.3%
Total Canada revenues	$276,820	$310,602	12.2%
Operating margin	*48.8%*	*49.5%*	*0.7 pts.*
United States Retail revenues:			
Consumer lending	$ 65,675	$ 61,601	(6.2%)
Check cashing	46,459	41,083	(11.6%)
Money transfer fees	4,841	4,810	(0.6%)
Gold sales	427	2,499	485.2%
Other	10,352	12,219	18.0%
Total United States Retail revenues	$127,754	$122,212	(4.3%)
Operating margin	*21.2%*	*26.4%*	*5.2 pts.*
Other revenues:			
Total Other revenues (included in other revenue)	15,245	21,659	42.1%
Operating margin	*53.7%*	*53.9%*	*0.2 pts.*
Total revenue	$633,281	$788,367	24.5%
Operating margin	$246,340	$307,194	24.7%
Operating margin %	***38.9%***	***39.0%***	***0.1 pts.***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Year Ended June 30,			
	Revenue		Pre-Tax Income	
	2010	2011	2010	2011
Europe	33.7%	42.4%	59.7%(1)	60.8%(4)
Canada	43.7%	39.4%	60.6%(2)	47.8%(5)
United States Retail	20.2%	15.5%	4.3%	12.3%
Other	2.4%	2.7%	-24.6%(3)	-20.9%(6)
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $8.0 million of unrealized foreign exchange losses.

(2) Excludes $2.2 million of unrealized foreign exchange losses, and $12.9 million of losses on derivatives not designated as hedges and $22.6 million of provisions for litigation settlements.

(3) Excludes $0.1 million of unrealized foreign exchange gains and $6.4 million of provisions for litigation settlements.

(4) Excludes $2.0 million of unrealized foreign exchange losses.

(5) Excludes $51.7 million of unrealized foreign exchange gains, and $39.3 million of losses on derivatives not designated as hedges and $3.9 million of proceeds from litigation settlements.

(6) Excludes $2.7 million of unrealized foreign exchange losses and $0.2 million of provisions for litigation settlements.

Europe

Total revenues in Europe were $333.9 million for the year ended June 30, 2011, compared to $213.5 million for the year earlier period, an increase of $120.4 million or 56.4%. Sefina and MEM contributed $16.9 million and $30.0 million of revenue for the year ended June 30, 2011, respectively. On a constant currency basis and excluding the impact of new stores and acquisitions, year-over-year revenues in Europe have increased by $40.6 million, or 19.0%. Consumer lending and pawn service fees were up by $50.3 million and $3.7 million, respectively. The growth in consumer lending revenue reflects strong performance from the internet lending business and also the continued performance of the store-based business. Other revenues (gold sales, foreign exchange products and debit cards) decreased by $7.7 million primarily as a result of lower gold sales. As in the United States Retail and Canada business segments, check cashing revenues in Europe were impacted by the economic downturn and the gradual migration away from paper checks and decreased by approximately $5.7 million, or 17.0% (also on a constant currency basis and excluding new stores and acquisitions).

Operating expenses in Europe increased by $87.2 million, or 63.6%, from $137.2 million for the year ended June 30, 2010 as compared to $224.4 million for the year ended June 30, 2011. On a constant currency basis and excluding new stores and acquisitions (including our December 31, 2010 acquisition of Sefina and April 1, 2011 acquisition of MEM), Europe's operating expenses increased by $28.0 million or 20.4%. There was an increase of 5.2 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Express Finance internet-based lending business acquired in April 2009 and MEM. On a constant currency basis, the rate for the year ended June 30, 2010 was 18.4% while for the year ended June 30, 2011, the rate increased to 23.6%. Additionally, salary and benefits costs, travel costs, professional fees and franchise and other taxes also increased. These increases were partially offset by decreased costs related to our purchased gold product. On a constant currency basis, the operating margin percentage in Europe decreased from 35.6% for the year ended June 30, 2010 to 32.7% for the year ended June 30, 2011 primarily due to the increase in the provision for loan losses noted above.

The pre-tax income in Europe was $53.3 million for the year ended June 30, 2011 compared to $32.8 million for the prior year, an increase of $20.5 million – on a constant currency basis, the increase was $19.7 million. Increased operating margins of $30.8 million and a reduced unrealized foreign exchange loss of $6.2 million were partially offset by increased interest expense of $3.5 million, increased net corporate expenses of $9.9 million, increased acquisition-related costs of $5.6 million and increased amortization of $3.0 million. The year ended June 30, 2010 also included a $4.7 million loss on extinguishment of debt related to the U.K. term loans which were substantially repaid in December 2009.

Canada

Total revenues in Canada were $310.6 million for the year ended June 30, 2011, an increase of 12.2%, or $33.8 million, as compared to the year ended June 30, 2010. The impact of foreign currency rates accounted for $15.9 million of this increase. On a constant currency basis and excluding the impact of new stores and acquisitions, revenues increased by $7.6 million. Consumer lending revenues in Canada increased by $10.1 million or 6.8% (on a constant currency basis and excluding new stores and acquisitions) for the year ended June 30, 2011 as compared to the prior year, reflecting new customer growth from renewed television advertising campaigns in that market. Check cashing revenues were down $3.5 million in Canada due to decreases in the number of checks and the total value of checks cashed, down by 3.8% and 3.2%, respectively (also on a constant currency basis and excluding new stores and acquisitions). The average face amount per check increased from $569.45 for the year ended June 30, 2010 to $573.30 for the year ended June 30, 2011, while the average fee per check increased by 0.1% for the year ended June 30, 2011 as compared to the year ended June 30, 2010.

Operating expenses in Canada increased $15.1 million, or 10.7%, from $141.7 million for the year ended June 30, 2010 to $156.8 million for the year ended June 30, 2011. The impacts of changes in foreign currency rates resulted in an increase of $8.0 million. On a constant currency basis (excluding the impact of new stores and acquisitions), operating expenses increased $2.1 million as compared to the prior year. Increases in the provision for loan losses and franchise and other taxes were offset by lower professional fees. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, increased by 0.9 pts from 10.7% to 11.6%. Overall, Canada's operating margin percentage increased slightly from 48.8% for the year ended June 30, 2010 to 49.5% for the year ended June 30, 2011. The increase in this area is primarily the result of the lower professional fees.

Canada pre-tax income was $59.8 million for the year ended June 30, 2011 compared to $3.7 million for the prior year, an increase of $56.1 million. On a constant currency basis, pre-tax income was $56.8 million, or an increase of approximately $53.1 million. On a constant currency basis, the positive impacts of increased operating margins of $10.7 million, reduced provisions for litigation settlements of $26.4 million, increased foreign exchange gain of $51.1 million related to our senior notes and intercompany debt, were partially offset by increased interest expense of $13.9 million and an increased non-cash valuation loss of $24.3 million on the legacy cross currency interest rate swaps. The year ended June 30, 2010 also included a $3.6 million loss on extinguishment of debt related to our December 2009 refinancing efforts.

United States Retail

Total United States Retail revenues were $122.2 million for the year ended June 30, 2011 compared to $127.8 million for the year ended June 30, 2010, a decrease of $5.5 million or 4.3%. We have closed 36 underperforming store locations in the United States since the third quarter of fiscal 2010. The closure of these locations was the primary factor in the period-over-period decrease. From a product perspective, this decline is primarily related to decreases of $4.1 million and $5.4 million in consumer lending and check cashing revenue, respectively. The continued high rate of unemployment through all sectors of the U.S. economy negatively impacts consumer lending volumes. In this volatile economic environment, we have continued to take a more cautious approach to lending in all of our segments, including United States Retail. United States Retail funded loan originations decreased 3.9% or $19.5 million, for the year ended June 30, 2011 as compared to the year ended June 30, 2010, primarily due to the closure of 36 stores in the United States previously referenced.

The store closures contributed to the decrease in check cashing revenue, as there were decreases in both the number of checks as well as the face amount of checks that were presented in the United States. The number of checks decreased year over year by approximately 0.5 million with a corresponding decrease in face value of approximately $216.1 million. The face amount of the average check cashed by us in the United States increased by 0.7%, and the average fee per transaction increased from $13.81 to $14.34.

Operating margins in United States Retail increased to 26.4% for the year ended June 30, 2011, compared to 21.2% for the prior year period. The closure of 36 underperforming stores is consistent with our United States Retail strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments.

United States Retail pre-tax profit was $11.1 million for the year ended June 30, 2011 compared to $2.3 million for the prior year. The improvement was primarily the result of $5.3 million in increased operating profits, decreased net corporate expenses of $1.6 million, as well as a $1.1 million reduction in loss on store closings.

Other

DFS revenues were $21.6 million for the year ended June 30, 2011 compared to $14.7 million for the year ended June 30, 2010. We acquired Dealers' Financial Services, LLC on December 23, 2009 and therefore our consolidated results for the year ended June 30, 2010 include 189 days of DFS results. Revenue for the DFS business unit was unfavorably impacted during the period by the continued high troop deployment to Iraq, Afghanistan and other countries. We further enhanced our Internet and local media advertising campaign programs during the year to increase product awareness amongst the enlisted personnel at the military bases we serve.

Changes in Financial Condition

On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding unsecured short-term consumer and secured pawn lending, check cashing and other operating and acquisition activities. For the year ended June 30, 2012, cash and cash equivalents increased $35.0 million, which is net of a $9.7 million decrease as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Europe and Canada in local currency, there is little, if any, actual diminution in value from changes in currency rates, and as a result, the cash balances are available on a local currency basis to fund the daily operations of the Europe and Canada business units.

Consumer loans, net increased by $24.7 million to $186.6 million at June 30, 2012 from $161.9 million at June 30, 2011. Consumer loans, gross increased by $29.6 million and the related allowance for loan losses increased by $4.9 million. A significant factor for the increase in consolidated consumer loans balances is related to our acquisition of Risicum in July 2011, as well as an increase in internet loans in the United Kingdom. On a segment basis, the Europe business unit showed an increase in its consumer loans, gross balances of $27.4 million. On a constant currency basis, the consumer loans, gross balances in Europe increased by $32.9 million. As noted, the increase in the Europe consumer loans balances was primarily the result of the Risicum acquisition, with the remaining increase primarily due to the growth in internet loans in the United Kingdom. The Canadian business unit showed an increase in their consumer loans, gross balances of $2.4 million. On a constant currency basis, the Canadian business had an increase in consumer loans, gross balances of $4.6 million. The United States Retail business had a decrease of $0.3 million in its consumer loans, gross balances.

In constant dollars, the allowance for loan losses increased by $6.0 million and increased as a percentage of the outstanding principal balance to 9.8% at June 30, 2012 from 8.5% at June 30, 2011. The following factors impacted this area:

- In constant currency, Europe's ratio of allowance for loan losses as a percentage of consumer loans outstanding has increased from 11.9% at June 30, 2011 to 13.1% at June 30, 2012, primarily as a result of higher loss reserves applied to our legacy unsecured loan business, partially offset by lower loss reserves applied to the recently acquired Risicum consumer loan portfolio. The growth of the loan portfolio in Poland, which carries a higher loan loss reserve percentage than our legacy unsecured loan portfolio, continues to slightly increase the overall loan loss reserve as a percentage of gross consumer loans receivable.
- In constant currency, the ratio of allowance for loan losses in Canada as a percentage of consumer loans outstanding has increased from 1.6% at June 30, 2011 to 2.2% at June 30, 2012.
- The ratio of the allowance for loan losses related to United States Retail unsecured short-term consumer loans was 1.8% at both June 30, 2011 and June 30, 2012.

Liquidity and Capital Resources

Historically, our principal sources of cash have been from operations, borrowings under our credit facilities and issuance of debt and equity securities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund consumer loans and pawn loans, finance store expansion, finance acquisitions and finance the expansion of our products and services.

In fiscal 2012, we identified certain immaterial classification errors in our Consolidated Statements of Cash Flows. We have determined that in this Annual Report and in our future periodic reports we will correct these errors by reclassifying certain cash flows related to consumer loan and pawn lending activities from operating activities cash flows to investing activities cash flows, for the years ended June 30, 2010 and June 30, 2011, and the interim periods ended March 31, September 30, and December 31, 2011. These reclassifications increased total cash provided by operating activities and increased total cash used in investing activities by an equal and offsetting amount. We have also determined in the Annual Report and in our future periodic reports that we will correct an error related to acquisition installment payments by reclassifying the payments from investing activities cash flows to financing activities cash flows for the year ended June 30, 2011 and the interim periods ended March 31, 2011 and September 30, 2011. This reclassification decreased total cash used in investing activities and decreased net cash provided by investing activities for the year ended June 30, 2011, and the interim periods ended March 31, 2011 and September 30, 2011. These reclassifications do not change total cash, net income, or any other operating measure.

Net cash provided by operating activities was $135.0 million in fiscal 2010, $111.7 million in fiscal 2011 and $275.7 million in fiscal 2012. The increase in net cash provided by operations in 2012 compared to 2011 was primarily the result of the growth in revenue and operating margin, as well as reduced payments related to settled Canadian class action litigation.

Net cash used in investing activities was $232.7 million in fiscal 2010, $415.5 million in fiscal 2011 and $303.3 million in fiscal 2012. Our investing activities primarily relate to loan originations and repayments, acquisitions, purchases of property and equipment for our stores and investments in technology. The decrease in net cash used in investing activities in 2012 compared to 2011 was primarily the result of the MEM acquisition in April 2011, partially offset by the growth in our consumer lending and pawn lending portfolios.

The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled, as well as businesses acquired. For fiscal 2010, we made capital expenditures of $29.4 million and acquisitions of $155.0 million compared to capital expenditures of $41.4 million and acquisitions of $279.3 million in fiscal 2011. During fiscal 2012, we made capital expenditures of $56.7 million and acquisitions of $87.1 million. We currently anticipate that our capital expenditures, excluding acquisitions, will aggregate approximately $50.0 million during our fiscal year ending June 30, 2013. The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled.

Net cash provided by financing activities was $169.8 million in fiscal 2010, $184.5 million in fiscal 2011 and $72.3 million in fiscal 2012. The cash provided by financing activities during fiscal 2010 was primarily a result of $596.4 million in proceeds from the issuance of 10.375% Senior Notes due 2016, in part offset by a repayment of our legacy term debt in the amount of $369.2 million, $32.0 million for the repurchase of 2.875% Senior Convertible Notes due 2027 and payment of debt issuance costs of $19.9 million. The cash provided by financing activities during fiscal 2011 was primarily a result of $130.2 million of net cash proceeds from our April 2011 public offering of our common stock, as well as $66.0 million in borrowings under our new global revolving credit facility, in part offset by the payment of debt issuance costs of $5.0 million and contingent consideration and acquisition installment payments of $9.9 million.

The cash provided by financing activities during fiscal 2012 was primarily a result of the $230.0 million of proceeds from the issuance of 3.25% Senior Convertible Notes due 2017. We subsequently used $55.7 million of the net proceeds to retire the legacy cross-currency interest rate swap agreements, while a portion of the remaining $146.3 million of proceeds was used to pay down all outstanding borrowings on the senior secured credit facility, which was principally drawn to fund the MEM and Risicum acquisitions. In connection with the offering, we entered into convertible note hedge transactions with respect to our common stock with affiliates of the initial purchasers of the notes, and separate warrant transactions with the option counter parties, resulting in a net cash outflow of $20.0 million. Additionally, during fiscal 2012 we had proceeds from the issuance of debt of $10.6 million, and proceeds from stock options exercises of $2.7 million, partially offset by contingent consideration and acquisition installment payments of $17.6 million and the payment of debt issuance costs of $9.2 million.

Senior Secured Credit Facility On March 3, 2011, we replaced our existing credit facility with a new senior secured credit facility with a syndicate of lenders, for which the administrative agent is Wells Fargo Bank, National Association. The facility consisted of a $200.0 million global revolving credit facility, with the potential to further increase our available borrowings under the facility to $250.0 million. On February 29, 2012, Barclays Bank PLC and Deutsche Bank AG New York Branch became lenders under the global revolving credit facility, increasing the aggregate commitments under the facility to $235.0 million. Availability under the global revolving credit facility is based on a borrowing base comprised of cash and consumer receivables in our U.S. and Canadian operations, our U.K.-based retail and our U.K. retail store-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the global revolving credit facility or $75 million.

Borrowings under the global revolving credit facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the global revolving credit facility is derived from a pricing grid primarily based on our consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at the alternate base rate, which is the greater of the prime rate and the federal funds rate plus ½ of 1% plus 300 basis points. The global revolving credit facility will mature on March 1, 2015.

On December 23, 2011, we entered into an amendment to the senior secured credit agreement governing our global revolving credit facility which increases our flexibility with respect to business operations, transactions and reporting.

The global revolving credit facility allows for borrowings by Dollar Financial Group, Inc., a direct wholly owned subsidiary of DFC Global Corp., National Money Mart Company, our indirect wholly owned Canadian subsidiary, and Dollar Financial U.K. Limited, and Instant Cash Loans Limited, each an indirect wholly owned U.K. subsidiary. Borrowings by Dollar Financial Group, Inc. under the global revolving credit facility are guaranteed by DFC Global Corp. and certain of its direct and indirect domestic U.S. subsidiaries. Borrowings by non-U.S. borrowers under the global revolving credit facility are guaranteed by DFC Global Corp. and Dollar Financial Group, Inc. and substantially all of their domestic U.S. subsidiaries, by National Money Mart Company and substantially all of its direct and indirect Canadian subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited and substantially all of the U.K. subsidiaries of Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the global revolving credit facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2012, there was $22.0 million outstanding under the global revolving credit facility.

The senior secured credit agreement governing our global revolving credit facility contains customary covenants, representations and warranties and events of default. As of June 30, 2012, we were in compliance with all such covenants.

Prior Credit Facility On October 30, 2006, we entered into a $475.0 million credit facility, which we refer to as the 2006 credit agreement. This facility consisted of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million, which we refer to as the U.S. Revolving Facility with Dollar Financial Group, Inc., as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million, which we refer to as the Canadian Term Facility, with National Money Mart Company as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to

$40.0 million denominated in Euros), which we refer to collectively as the U.K. Term Facility; and (iv) a senior secured revolving credit facility in an aggregate amount of CAD 28.5 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company as the borrower.

On December 23, 2009, we and our lenders amended and restated the terms of the 2006 credit agreement. Pursuant to the terms of the amended and restated credit agreement, lenders representing approximately 90% of the revolving credit facilities and approximately 91% of the term loans agreed to the extension of the maturity of the revolving credit facilities and term loans to December 2014.

Outstanding amounts under the amended and restated credit agreement that were owed to lenders which consented to the extended maturity date received an annual interest spread of 500 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid. Lenders under the 2006 credit agreement that that did not consent to the extended maturity in 2009 received an annual interest spread of 375 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid.

We used approximately $350.0 million of the net proceeds from our December 2009 offering of $600.0 million aggregate principal amount of our 10.375% Senior Notes due 2016 to repay substantially all of our outstanding obligations under the Canadian Term Facility and the U.K. Term Facility. On June 23, 2010, we used excess cash to repay the remaining balance of approximately $18.3 million of the Canadian Term Facility and the U.K. Term Facility. We repaid all then outstanding balances under the credit facility immediately prior to its termination on March 3, 2011 in connection with the execution of our new senior secured credit facility relating to our global revolving credit facility.

April 2012 Convertible Debt Offering On April 16, 2012, we completed the offering of $230.0 million aggregate principal amount of senior convertible notes due 2017. The notes pay interest semi-annually at a rate of 3.25% per annum and are convertible at an initial conversion rate of 46.8962 shares of common stock per $1,000 principal amount of notes, which is equal to an initial conversion price of $21.32 per share. The notes are initially convertible into common stock beginning after June 30, 2012, depending on the closing price of our common stock. In connection with the offering, we entered into convertible note hedge transactions with respect to our common stock with affiliates of the initial purchasers of the notes, and separate warrant transactions with the option counter parties, which effectively increase the conversion price of the convertible notes to $26.45 per share. The notes mature on April 15, 2017.

Considering $8.0 million of convertible note transaction fees and $20.0 million of one-time net cash payments to enter into the convertible note hedge and warrant transactions, we received $202.0 million of net proceeds from the convertible note offering. We subsequently used $55.7 million of the net proceeds to retire the legacy cross-currency interest rate swap agreements, while a portion of the remaining $146.3 million of proceeds was used to pay down all outstanding borrowings on the senior secured credit facility, which was principally drawn to fund the MEM and Risicum acquisitions, with the residual amount being available for general corporate purposes.

Scandinavian Credit Facilities As a result of our December 2010 acquisition of Sefina, we assumed borrowings under Sefina's existing secured credit facilities in Sweden and Finland, consisting of two working capital facilities in Sweden of SEK 185 million and SEK 55 million and overdraft facilities in Sweden and Finland with commitments of up to SEK 85 million and EUR 17.5 million, respectively.

In February 2012, we refinanced the Finnish overdraft facility with a new secured credit facility consisting of a working capital facility with a commitment of up to EUR 10.75 million, of which EUR 8.3 million (approximately $10.6 million) was outstanding as of June 30, 2012, and a term loan facility of EUR 8.0 million ($10.1 million), all of which was drawn as of June 30, 2012. The Finnish working capital facility expires in February 2014 and has an interest rate of the one month Euribor plus 155 basis points (1.93% at June 30, 2012). The Finnish term loan is due in February 2016, and has an interest rate of the three month Euribor plus 300 basis points (4.05% at June 30, 2012). The Finnish loans are secured by the assets of our pawn lending operating subsidiary in Finland.

In June 2012, we entered into a new secured credit facility which replaces, and refinances the outstanding borrowings under the prior Swedish facilities. The new Swedish credit facility consists of a term loan facility of

SEK 240 million (approximately $34.7 million), all of which was drawn at June 30, 2012, and a revolving credit facility of SEK 125 million (approximately $18.1 million at June 30, 2012), of which SEK 50.0 million (approximately $7.2 million) was outstanding as of June 30, 2012. The Swedish term loan is due June 2016 and carries an interest rate of STIBOR plus 300 basis points (5.21% at June 30, 2012). The Swedish revolving credit facility is due June 2014 and carries an interest rate of STIBOR plus 200 basis points (4.21% at June 30, 2012). The Swedish loans are secured primarily by the value of our pawn pledge stock in Sweden.

Other Debt Other debt consists of $8.3 million of debt assumed as part of the Suttons & Robertsons acquisition in April 2010, consisting of a $2.8 million revolving loan and a $5.5 million term loan, all of which matures in September 2012.

Long-Term Debt As of June 30, 2012, our long-term debt consisted of the following: (i) $597.4 million of 10.375% senior notes due 2016, which we refer to as the 2016 notes, issued by our Canadian subsidiary, National Money Mart Company: (ii) $43.4 million of our 2.875% convertible notes due 2027, which we refer to as the 2027 notes; (iii) $97.5 million of our 3.00% convertible notes due 2028, which we refer to as the 2028 notes; (iv) $181.4 million of our 3.25% convertible notes due 2017, which we refer to as the 2017 notes; and (iv) $62.6 million of borrowings under Sefina's revolving credit facility and term loans.

Through a series of privately negotiated transactions with certain holders of our 2027 notes in December 2009, pursuant to which such the holders exchanged an aggregate of $120.0 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 2028 notes. Holders have the right to convert the 2028 notes into cash and, if applicable, shares of our common stock upon the satisfaction of certain conditions. The initial conversion rate of the 2028 notes is 51.8035 per $1,000 principal amount of 2028 notes. The 2028 notes accrue interest at a rate of 3.00% per annum and mature on April 1, 2028.

In February 2010, we repurchased $35.2 million aggregate principal amount of our 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The purchase price paid was 91% of the stated principal amount of the repurchased 2027 notes for an aggregate price of $32.0 million.

On December 23, 2009, our Canadian subsidiary, National Money Mart Company, issued $600 million aggregate principal amount of the 2016 notes. The 2016 notes will mature on December 15, 2016.

Future Obligations Our future obligations include minimum lease payments under operating leases, principal repayments on our debt obligations, obligations under Canadian class action agreements payable in cash, and certain acquisition-related payments. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of June 30, 2012, excluding periodic interest payments, include the following (in millions):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Revolving credit facilities	$ 22.0	$ 22.0	$ —	$ —	$ —
Long-term debt:					
10.375% Senior Notes due 2016	600.0	—	—	600.0	—
3.25% Senior Convertible Notes due 2017	230.0	—	—	230.0(1)	—
2.875% Senior Convertible Notes due 2027	44.8	—	—	—	44.8(2)
3.0% Senior Convertible Notes due 2028	120.0	—	—	—	120.0(3)
Scandinavian credit facilities	62.6	—	17.8	44.8	—
Other Notes Payable	8.3	8.3	—	—	—
Obligations under Litigation Settlement Agreements Payable in Cash	13.8	13.8	—	—	—
Operating lease obligations(4)	278.1	56.3	92.5	63.3	66.0
Total contractual cash obligations(5)	$1,379.6	$100.4	$110.3	$938.1	$230.8

(1) Holders have the right to require us to purchase all or a portion of the 2017 Notes on October 15, 2016 for a purchase price payable in cash equal to 100% of the principal amount outstanding.

(2) Holders have the right to require us to purchase all or a portion of the 2027 Notes on December 31, 2012 for a purchase price payable in cash equal to 100% of the principal amount outstanding.

(3) Holders have the right to require us to purchase all or a portion of the 2016 Notes on April 1, 2015 for a purchase price payable in cash equal to 100% of the principal amount outstanding.

(4) For purposes of the table, operating lease obligations include one lease renewal option period for leases with initial lease terms of five years or less.

(5) Excluded from the table is approximately $4.1 million of estimated additional contingent acquisition payments that are dependent on the operating performance of Sefina.

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our short-term liquidity and capital expenditure requirements for the foreseeable future, build de novo stores and effectuate various acquisitions and service our obligations, other than potentially certain principal payments on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our short-term fixed expenses. We expect to meet our long-term liquidity requirements, including our scheduled debt maturities, through cash from operations, borrowings under our credit facilities, refinancing our secured and unsecured indebtedness and potentially from the issuance of equity securities.

Seasonality

Our business is seasonal due to the impact of several tax-related services, primarily in North America, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Impact of Inflation

We do not believe that inflation has a material impact on our earnings from operations.

Impact of Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations*. This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. We adopted ASU 2010-29 on July 1, 2011. ASU 2010-29 concerns disclosures only and did not have a material impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This standard update amends certain accounting and disclosure requirements related to fair value measurements. The provisions of

ASU 2011-04 are effective for public entities prospectively for interim and annual periods beginning after December 15, 2011. We adopted ASU 2011-04 on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards ("IFRS"). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for our interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011 — 12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011 — 05* ("ASU 2011 — 12"). ASU 2011 — 12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. We do not anticipate that the adoption of ASU 2011-05 or ASU 2011-12 will have a material effect on our financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under generally accepted accounting principles ("GAAP"), is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for us for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not anticipate that the adoption of ASU 2011-08 will have a material effect on our financial position or results of operations.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Generally

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates, currency translation exchange rates and gold prices. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

- interest rates on revolving credit facilities; and
- foreign exchange rates generating translation gains and losses.

We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

Interest Rate Risk

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Our revolving credit facilities carry variable rates of interest. We had variable rate borrowings of $92.9 million at June 30, 2012 and $142.3 million at June 30, 2011. If prevailing interest rates (e.g. LIBOR) were to increase by 100 basis points over the rates at June 30, 2012, and the variable rate borrowings remained constant, our interest expense would increase by $0.9 million.

With the repayment of our legacy variable rate term credit facilities during fiscal 2010 with the proceeds of a fixed rate bond issuance without termination of our Canadian cross currency swaps hedging the debt and until the retirement of those swap arrangements in April 2012, we were exposed to adverse changes in interest rates through the swap that had an impact on our future consolidated statement of financial position. On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements and entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate that the new swaps will eliminate the non-cash mark to market volatility that had historically been impacting our results of operations as a result of the previous ineffective swap agreements. These swaps also include a fixed-to-fixed interest rate component, thus eliminating our exposure to changes in interest rates for these notes (see the section entitled "Cross Currency Interest Rate Swaps" below).

Foreign Currency Exchange Rate Risk

Foreign Currency Derivatives

We have a number of debt instruments with both variable and fixed interest rates and derivatives intended to hedge a portion of those fixed debt instruments. Our indirect wholly owned Canadian subsidiary, National Money Mart Company, holds $600.0 million senior unsecured 10.375% fixed interest rate notes. Because this debt is denominated in U.S. dollars, National Money Mart Company is required under generally accepted accounting principles to mark to market this debt into Canadian dollars and record a foreign exchange gain or loss through the statement of operations. On April 27, 2012, National Money Mart Company entered into cross currency interest rate swaps that synthetically convert the entire $600.0 million U.S. Dollar-denominated debt into Canadian Dollars with a notional amount of CAD 592.2 million at a Canadian fixed interest rate of 12.445%. These new cross-currency interest rate swaps were designated as cash flow hedges of interest payments and the change in value of principal repayments on its foreign denominated debt due to changes in foreign exchange rates. Because the derivatives are designated as cash flow hedges, we record the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in interest expense for the interest component and in unrealized foreign exchange loss (gain) as an offset to the re-measurement of the foreign loan balances. If any of the counterparty banks associated with the cross-currency interest rate swaps were to default on their obligations, we would be exposed to mark-to-market risk on the U.S. dollar denominated debt held by National Money Mart Company. Assuming all of the counterparty banks were to default on the swap contracts and therefore unable to perform under the terms of the contract, the mark-to-market revaluation of the unsecured senior debt would be recorded through the statement of operations without an equal and opposite change in value of the foreign exchange portion of the swap.

We also are exposed to Canadian foreign currency risk due to our operations in Canada, as our net earnings of those operations are translated to US currency at the average exchange rate for the reporting period. Changes in exchange rates impact the US Dollar equivalent amounts reported in our financial statements.

Hypothetically, a 10% change in the USD/CAD exchange rate would affect pre-tax income by $3.4 million.

On April 20, 2012, our wholly-owned, indirect, United Kingdom subsidiary, Dollar Financial U.K. Ltd., entered into cross-currency interest rate swaps to hedge currency exchange risk related to a U.S. dollar denominated intercompany loan of $200.0 million from DFC Global Corp. If any of the counter-party banks associated with the cross-currency interest rate swaps were to default on their obligations we would be exposed to mark-to-market risk on the U.S. Dollar denominated debt held by Dollar Financial U.K. Ltd. Assuming all of the counter-party banks were to default on the swap contracts and therefore unable to perform under the terms of the contract, the mark-to-market revaluations of the US Dollar denominated loan would be recorded through the statement of operations.

We also are exposed to UK foreign currency risk due to our operations in the United Kingdom, as our net earnings of those operations are translated to US currency at the average exchange rate for the reporting period. Changes in exchange rates impact the US equivalent amounts reported in our financial statements.

Hypothetically, a 10% change in the USD/GBP exchange rate would affect pre-tax income by $7.4 million.

Fair Value Measurements

We currently use cross-currency interest rate swaps to manage our interest rate and foreign exchange risk and a gold collar to manage our exposure to the variability of gold prices related to anticipated unredeemed pawn gold products in the United Kingdom. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flow of each derivative. This analysis reflects the contractual terms of the derivatives including the period to maturity and uses observable market-based inputs, including interest curves, foreign exchange rates, gold forward curves and implied volatilities.

Fair Value of fixed interest rate debt instruments

We currently hold a number of fixed debt instruments including $600.0 million 10.375% unsecured senior notes held by our wholly owned indirect Canadian subsidiary, National Money Mart Company, and three tranches of convertible debt issued by DFC Global Corp. While the fair value of these debt instruments is impacted by changes in interest rates and other market conditions, and as it relates to the convertible notes, changes in interest rates, market prices related to the convertible feature of the notes and other factors, changes in fair value of these debt instruments do not impact our financial position, cash flows or results of operation because they are held at historical cost. Generally for the $600.0 million aggregate principal amount of 10.375% senior unsecured notes, generally the fair market value will increase as interest rates fall and decrease as interest rates rise. For our convertible debt notes along with changes in interest rates, the fair value may also increase as our stock price rises and decrease as the market of our stock price falls. Based on quoted market prices as of June 30, 2012 and 2011, the estimated fair value of our fixed rate debt instruments are as follows ($ in millions):

	June 30, 2012	June 30, 2011
$600.0 aggregate principal amount of 10.375% Senior Notes	$ 661.5	$658.5
$44.8 aggregate principal amount of 2.875% Senior Convertible Notes	46.7	42.1
$120.0 aggregate principal amount of 3.00% Senior Convertible Notes	138.0	154.5
$230.0 aggregate principal amount of 3.25% Senior Convertible Notes	247.5	—
	$1,093.7	$855.1

Cross-Currency Interest Rate Swaps

In December 2006, in connection with our term loans under our prior credit facility, we entered into cross-currency interest rate swaps to hedge against the changes in cash flows of our legacy U.K. and Canadian term loans denominated in a currency other than our foreign subsidiaries' functional currency.

In December 2006, our U.K. subsidiary, Dollar Financial U.K. Limited, entered into cross-currency interest rate swaps with notional amounts of GBP 21.3 million and GBP 20.4 million that were originally scheduled to mature in October 2012. On May 7, 2009, our U.K. subsidiary terminated both of the cross-currency interest rate swaps hedging variable-rate borrowings. As a result, we discontinued prospectively hedge accounting on these cross currency swaps. As a result of the Company repaying its U.K. term loans the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a missed forecasted transaction. The accelerated amount was $3.9 million and included in Loss on Extinguishment of Debt in fiscal 2010.

In December 2006, our Canadian subsidiary, National Money Mart Company, entered into cross-currency interest rate swaps with aggregate notional amounts of CAD 339.9 million that were originally scheduled to mature in October 2012, prior to the settlement of these swaps in April 2012 as described below. Under the terms of the swaps, National Money Mart Company pays Canadian dollars at a blended rate of 7.12% per annum and National Money Mart Company receives a rate of the three-month LIBOR plus 2.75% per annum on $295.0 million.

On December 23, 2009, we used a portion of the net proceeds of our $600 million Senior Note Offering to prepay $350 million of the then outstanding $368.6 million term loans, and subsequently paid the remaining $18.6 million balance in cash. As a result, we discontinued prospectively hedge accounting on our Canadian cross-currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedges in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On a quarterly basis, the cross-currency interest rate swap agreements called for the exchange of 0.25% of the original notional amounts without giving effect to the $350 million prepayment. Upon maturity, these cross-currency interest rate swap agreements called for the exchange of the remaining notional amounts. Prior to December 23, 2009, these derivative contracts were designated as cash flow hedges for accounting purposes. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings. Subsequent to December 23, 2009, the swaps were no longer designated as hedges therefore we recorded foreign exchange re-measurement gains and losses related to the term loans and also recorded the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2011 was a liability of $73.8 million, and is included in fair value of derivatives on the balance sheet. During the year ended June 30, 2011 we recorded $39.3 million charges in the statement of operations related to the changes in fair value of these non-designated swaps. During the year ended June 30, 2012, prior to the termination of these cross-currency swaps, we recorded gains of $2.9 million related to the changes in fair value of these non-designated swaps.

On January 14, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 184.0 million to which our Canadian operating subsidiary, National Money Mart Company, was a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment eliminated financial covenants and allowed the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elected to terminate our revolving credit facility prior to the maturity of the swap in October 2012. On February 8, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 145.7 million to which National Money Mart Company was a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment included financial covenants identical to those in our amended credit facility and allowed the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elected to terminate our revolving credit facility prior to the maturity of the swap in October 2012. We agreed to pay a higher rate on both of the interest rate swaps in order to secure these amendments.

On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of our previously retired term bank loans. Hedge accounting was discontinued for the legacy swaps when the bank debt they were purchased to hedge was paid off with a portion of the proceeds of the $600.0 million tranche of senior unsecured notes issued by the our Canadian subsidiary in December 2009. The net one-time cash payment to retire the swaps was $55.7 million. Prior to the termination of the swaps, we had been incurring cash expense of approximately $1.5 million per month to the relevant counter parties to fix the variable interest rate and foreign exchange components of the retired term loans.

On April 27, 2012, we entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate the new swaps will eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the cross-currency swap instruments that were no longer eligible for cash flow hedge accounting and therefore had their changes in fair value recorded directly in earnings, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity. In addition, on April 20, 2012, we entered into swap agreements to hedge currency exchange risk related to intercompany transactions stemming from the convertible notes issued in April 2012. We expect to incur recurring cash charges of approximately $1.2 million per month in the aggregate related to the new swap agreements. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2012 is a liability of $11.2 million, and is included in fair value of derivatives on the balance sheet.

Non-designated Hedges of Commodity Risk

In the normal course of business, we maintain inventories of gold at our pawn shops. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of June 30, 2012, our subsidiary in the United Kingdom had five outstanding gold collars with a notional amount of 5,800 ounces of gold bullion.

Item 8. ***FINANCIAL STATEMENTS***

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of DFC Global Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of June 30, 2012, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has audited the effectiveness of our internal control over financial reporting as of June 30, 2012. Their report is included herein.

In accordance with SEC rules, management excluded Risicum Oyj (Risicum) and Super Efectivo S.L. (Super Efectivo) from its evaluation of internal controls over financial reporting due to the timing of the acquisitions. Risicum and Super Efectivo accounted for 14.6% and 0.4% of net income, respectively, and 3.0% and 0.6% of consolidated total assets of the Company for the year ended June 30, 2012, respectively.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer
August 29, 2012

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer
August 29, 2012

/s/ William M. Athas

William M. Athas
Senior Vice President of Finance, Chief Accounting
Officer and Corporate Controller
August 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DFC Global Corp.

We have audited DFC Global Corp.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DFC Global Corp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As set forth on Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Risicum Oyj (Risicum) and Super Efectivo S.L. (Super Efectivo) due to the timing of the acquisitions. Risicum and Super Efectivo accounted for 14.6% and 0.4% of net income, respectively, and 3.0% and 0.6% of consolidated total assets of the Company for the year ended June 30, 2012, respectively. Our audit of internal control over financial reporting of DFC Global Corp. also did not include an evaluation of internal control over financial reporting Risicum or Super Efectivo.

In our opinion, DFC Global Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DFC Global Corp. as of June 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2012 of DFC Global Corp. and our report dated August 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DFC Global Corp.

We have audited the accompanying consolidated balance sheets of DFC Global Corp. as of June 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DFC Global Corp. at June 30, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of DFC Global Corp.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2012

PART 1. FINANCIAL INFORMATION

Item 1. *FINANCIAL STATEMENTS*

DFC GLOBAL CORP.

CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share amounts)

	June 30, 2011	June 30, 2012
ASSETS		
Current Assets		
Cash and cash equivalents	$ 189.0	$ 224.0
Consumer loans, net:		
Consumer loans	176.8	206.4
Less: Allowance for consumer loan losses	(14.9)	(19.8)
Consumer loans, net	161.9	186.6
Pawn loans	136.2	153.9
Loans in default, net of an allowance of $37.7 and $55.9	13.8	29.6
Other receivables	31.6	34.0
Prepaid expenses and other current assets	38.5	49.8
Current deferred tax asset, net of valuation allowance of $2.7 and $5.4	—	0.2
Total current assets	571.0	678.1
Deferred tax asset, net of valuation allowance of $85.6 and $79.3	21.3	21.8
Property and equipment, net of accumulated depreciation of $148.5 and $165.7	98.2	120.6
Goodwill and other intangibles	932.0	902.8
Debt issuance costs, net of accumulated amortization of $7.8 and $12.6	21.0	22.2
Other	18.0	21.0
Total Assets	$1,661.5	$1,766.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 61.1	$ 52.1
Income taxes payable	13.7	15.7
Accrued expenses and other liabilities	98.4	99.9
Debt due within one year	95.7	30.3
Total current liabilities	268.9	198.0
Fair value of derivatives	73.9	11.2
Long-term deferred tax liability	56.2	62.3
Long-term debt	775.2	982.3
Other non-current liabilities	64.4	52.5
Stockholders' equity:		
Common stock, $.001 par value: 100,000,000 shares authorized; 43,743,941 shares and 43,243,445 shares issued and outstanding at June 30, 2011 and June 30, 2012, respectively	—	—
Additional paid-in capital	469.1	491.5
Accumulated deficit	(53.2)	(0.8)
Accumulated other comprehensive income (expense)	7.5	(29.4)
Total DFC Global Corp. stockholders' equity	423.4	461.3
Non-controlling interest	(0.5)	(1.1)
Total stockholders' equity	422.9	460.2
Total Liabilities and Stockholders' Equity	$1,661.5	$1,766.5

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions except share and per share amounts)

	Year Ended June 30, 2010	2011	2012
Revenues:			
Consumer lending	$ 319.5	$ 429.2	$ 645.9
Check cashing	149.5	144.1	138.7
Pawn service fees and sales	19.9	48.0	80.9
Money transfer fees	27.5	32.1	38.4
Gold sales	43.0	46.5	70.9
Other	73.9	88.5	86.9
Total revenues	633.3	788.4	1,061.7
Operating expenses:			
Salaries and benefits	154.0	179.9	221.4
Provision for loan losses	45.9	73.6	131.5
Occupancy	43.3	51.0	61.7
Purchased gold costs	30.4	31.0	56.9
Advertising	16.7	27.1	49.6
Depreciation	14.3	16.8	22.1
Maintenance and repairs	11.9	14.5	16.7
Bank charges and armored carrier service	13.9	16.6	21.2
Returned checks, net and cash shortages	9.0	7.7	8.9
Other	47.6	63.0	84.4
Total operating expenses	387.0	481.2	674.4
Operating margin	246.3	307.2	387.3
Corporate and other expenses:			
Corporate expenses	86.8	104.1	120.0
Other depreciation and amortization	7.3	14.6	26.3
Interest expense, net	68.9	90.8	102.8
Loss on extinguishment of debt	9.5	—	—
Goodwill and other intangible asset impairment	—	—	27.7
Unrealized foreign exchange loss (gain)	10.1	(47.0)	11.5
Loss (gain) on derivatives not designated as hedges	12.9	39.3	(2.9)
Provision for (proceeds from) litigation settlements	29.1	(3.7)	4.1
Loss on store closings	3.3	0.9	0.9
Other expense, net	2.2	5.8	1.3
Income before income taxes	16.2	102.4	95.6
Income tax provision	22.2	38.7	43.8
Net (loss) income	$ (6.0)	$ 63.7	$ 51.8
Less: Net loss attributable to non-controlling interests	(0.3)	(0.5)	(0.6)
Net (loss) income attributable to DFC Global Corp.	$ (5.7)	$ 64.2	$ 52.4
Net (loss) income per share attributable to DFC Global Corp.:			
Basic	$ (0.16)	$ 1.69	$ 1.20
Diluted	$ (0.16)	$ 1.62	$ 1.16
Weighted average shares outstanding:			
Basic	36,159,848	38,005,387	43,827,333
Diluted	36,159,848	39,758,551	45,232,243

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interest	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount					
Balance, June 30, 2009	36,154,952	$—	$311.3	$(111.7)	$ 0.3	$ 8.1	$208.0
Comprehensive income (loss)							
Foreign currency translation						(7.8)	(7.8)
Cash flow hedges						2.4	2.4
Net loss				(5.7)			(5.7)
Total comprehensive loss							(11.1)
Restricted stock grants	346,626						
Stock options exercised	132,762		1.5				1.5
Vested portion of granted restricted stock and restricted stock units			2.8				2.8
Retirement of common stock	(94,677)						
Other stock compensation			3.0				3.0
Debt discount			32.9		(0.3)		32.6
Retirement of debt discount			(20.4)				(20.4)
Balance, June 30, 2010	36,539,663	$—	$331.1	$(117.4)	$ —	$ 2.7	$216.4
Comprehensive income (loss)							
Foreign currency translation						(0.1)	(0.1)
Cash flow hedges						4.9	4.9
Net income				64.2			64.2
Total comprehensive loss							69.0
Issuance of common stock	6,672,142		130.2				130.2
Restricted stock grants	378,819						
Stock options exercised	320,498		3.2				3.2
Vested portion of granted restricted stock and restricted stock units			1.9				1.9
Retirement of common stock	(167,181)						
Other stock compensation			2.7				2.7
Net loss attributable to non-controlling interest					(0.5)		(0.5)
Balance, June 30, 2011	43,743,941	$—	$469.1	$ (53.2)	$(0.5)	$ 7.5	$422.9
Comprehensive income (loss)							
Foreign currency translation						(17.2)	(17.2)
Cash flow hedges						(19.7)	(19.7)
Net income				52.4			52.4
Total comprehensive income							15.5
Restricted stock grants	451,318						
Stock options exercised	238,553		2.7				2.7
Vested portion of granted restricted stock and restricted stock units			3.0				3.0
Repurchase of DFC shares	(992,000)		(15.9)				(15.9)
Retirement of common stock	(198,367)						
Other stock compensation			4.3				4.3
Debt discount, net of issuance costs			48.3				48.3
Issuance of warrants			30.3				30.3
Purchase of call spread option			(50.3)				(50.3)
Net loss attributable to non-controlling interest					(0.6)		(0.6)
Balance, June 30, 2012	43,243,445	$—	$491.5	$ (0.8)	$(1.1)	$(29.4)	$460.2

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended June 30,		
	2010	2011	2012
Cash flows from operating activities:			
Net (loss) income	$ (6.0)	$ 63.7	$ 51.8
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	25.0	35.5	53.6
Loss on extinguishment of debt	9.5	—	—
Goodwill and other intangible asset impairment	—	—	27.7
Change in fair value of derivatives not designated as hedges	3.6	20.7	(17.7)
Provision for loan losses	45.9	73.6	131.5
Non-cash stock compensation	5.8	4.6	7.2
Loss on disposal of fixed assets	1.2	0.1	0.8
Unrealized foreign exchange loss (gain)	9.9	(47.4)	11.5
Deferred tax provision	1.5	16.8	10.4
Accretion of debt discount and deferred issuance costs	13.4	15.3	17.9
Change in assets and liabilities (net of effect of acquisitions):			
Increase in pawn loan fees and service charges receivable	(1.4)	(5.6)	(5.5)
Increase in finance and service charges receivable	(11.3)	(17.3)	(18.0)
Increase in other receivables	(3.3)	(6.1)	(1.1)
Increase in prepaid expenses and other	(6.0)	(6.5)	(12.2)
Provision for litigation settlements	24.6	—	—
Increase (decrease) in accounts payable, accrued expenses and other liabilities	22.6	(35.7)	17.8
Net cash provided by operating activities	135.0	111.7	275.7
Cash flows from investing activities:			
Net increase in consumer loans	(48.6)	(77.7)	(141.9)
Originations of pawn loans	(38.1)	(115.8)	(279.7)
Repayment of pawn loans	38.4	98.7	262.1
Acquisitions, net of cash acquired	(155.0)	(279.3)	(87.1)
Additions to property and equipment	(29.4)	(41.4)	(56.7)
Net cash used in investing activities	(232.7)	(415.5)	(303.3)
Cash flows from financing activities:			
Proceeds from the issuance of 10.375% senior notes due 2016	596.4	—	—
Proceeds from the exercise of stock options	1.5	3.2	2.7
Proceeds from offering of common stock, net	—	130.2	—
Proceeds from issuance of convertible debt	—	—	230.0
Proceeds from issuance of debt	—	—	10.6
Net increase (decrease) in revolving credit facilities	—	66.0	(52.6)
Termination of cross currency swaps	—	—	(55.7)
Proceeds from issuance of warrants	—	—	30.3
Purchase of call spread option	—	—	(50.3)
Repurchase of DFC stock	—	—	(15.9)
Repayment of term loan notes	(369.2)	—	—
Other debt payments	(7.0)	—	—
Purchase of 2.875% Senior Convertible Notes due 2011	(32.0)	—	—
Payment of contingent consideration and acquisition installment payments	—	(9.9)	(17.6)
Payment of debt issuance and other costs	(19.9)	(5.0)	(9.2)
Net cash provided by financing activities	169.8	184.5	72.3
Effect of exchange rate changes on cash and cash equivalents	9.6	17.0	(9.7)
Net increase (decrease) in cash and cash equivalents	81.7	(102.3)	35.0
Cash and cash equivalents at beginning of period	209.6	291.3	189.0
Cash and cash equivalents at end of period	$ 291.3	$ 189.0	$ 224.0
Supplemental disclosures of cash flow information:			
Interest paid	$ 48.3	$ 90.4	$ 92.2
Income taxes paid	$ 22.9	$ 25.1	$ 29.3

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

The accompanying consolidated financial statements are those of DFC Global Corp. and its wholly-owned subsidiaries (collectively, the "Company" or "DFC"). DFC Global Corp. is the parent company of Dollar Financial Group, Inc. ("DFG"). The activities of DFC Global Corp. consist primarily of its investment in DFG. DFC Global Corp. has no employees or operating activities.

DFC Global Corp. is a Delaware corporation formed in 1990. Prior to August 2011, our corporate name was "Dollar Financial Corp.". The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,399 locations (of which 1,345 are company owned) operating principally as The Money Shop®, Money Mart®, InstaCheques®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, Super Efectivo® and MoneyNow!® in the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain and the Republic of Ireland. This network of stores offers a variety of financial services including unsecured short-term consumer loans, secured pawn services, gold buying, check cashing, money transfer services and various other related services. The Company also offers Internet-based unsecured short-term consumer loans in the United Kingdom primarily under the brand names Payday UK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ brand names, and Finland, Sweden and Poland primarily under the Risicum® and OK Money® brand names. The Company offers longer term unsecured loans in Poland through in-home servicing under the trade name Optima®. Through its Dealers' Financial Services, ("DFS") subsidiary, the Company also provides fee based services to enlisted military personnel seeking to purchase new and used vehicles who make applications for auto loans that are funded and serviced primarily under an agreement with a major third-party national bank based in the United States.

The Company's common stock trades on the NASDAQ Global Select Market under the symbol "DLLR".

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, loss reserves, valuation allowance for deferred income taxes, litigation reserves and impairment assessment of goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications and Immaterial Corrections to Previous Periods

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or stockholders' equity.

During 2012, the Company identified certain immaterial classification errors in its Consolidated Statements of Cash Flows. The Company has corrected these errors by reclassifying certain cash flows related to consumer loan and pawn lending activities from operating activities cash flows to investing activities cash flows for the years ended June 30, 2010 and June 30, 2011. These reclassifications increased total cash provided by operating activities and increased total cash used in investing activities by an equal and offsetting amount. During 2012, the

2. Summary of Significant Accounting Policies (continued)

Company also identified an immaterial reclassification error in its Consolidated Statement of Cash Flows for the year ended June 30, 2011 related to the classification of acquisition installment payments. This reclassification decreased total cash used in investing activities and decreased net cash provided by investing activities for the year ended June 30, 2011. The reclassifications did not change total cash, net income, or any other operating measure.

The following table reflects a summary of the reclassifications to the Company's historical financial statements for the years ended June 30, 2010 and 2011 (in millions):

		2010	2011
Net cash provided by operating activities, as originally reported		$ 86.7	$ 16.9
Adjustments			
Decrease in changes in other receivables	*a)*	*63.4*	*115.8*
Adjustments to prepaid expenses and other	*b)*	*(2.4)*	*1.9*
Increase in pawn loan fees and service charges receivable	*c)*	*(1.4)*	*(5.6)*
Increase in finance and service charges receivable	*c)*	*(11.3)*	*(17.3)*
Total adjustments to cash provided by operating activities		*48.3*	*94.8*
Net cash provided by operating activities, as adjusted		$ 135.0	$ 111.7
Net cash used in investing activities, as originally reported		$(184.4)	$(330.6)
Adjustments			
Net increase in consumer loans	*a)*	*(48.6)*	*(77.7)*
Originations of pawn loans	*a)*	*(38.1)*	*(115.8)*
Repayment of pawn loans	*a)*	*38.4*	*98.7*
Payment of acquisition installment payment	*d)*	—	*9.9*
Total adjustments to net cash used in investing activities		*(48.3)*	*(84.9)*
Net cash used in investing activities, as adjusted		$(232.7)	$(415.5)
Net cash provided by financing activities, as originally reported		$ 169.8	$ 194.4
Adjustments			
Payment of acquisition installment payment	*d)*	—	*(9.9)*
Net cash provided by financing activities, as adjusted		$ 169.8	$ 184.5
Net (decrease) increase in cash and cash equivalents, as reported		*81.7*	*(102.3)*
Net (decrease) increase in cash and cash equivalents, as adjusted		*81.7*	*(102.3)*

a) To reflect the breakout of the change in loan receivables between, for pawn loans, the increase in principal lent and payments received, and, for single payment consumer loans, the net increase in loan receivables, which has been reclassed to investing activities, and the net (increase) / decrease in accrued income receivable, which has been separately reported as an operating activity

b) To reflect the change in forfeited pawn inventory that had previously been presented within changes in loan receivables

c) To reflect the reclass between change in loans and other receivables to "increase in interest and fees receivable on pawn loans" and "increase in interest and fees on consumer loans, and loans in default"

d) To reflect the reclass of acquisition installment payments previously included in Acquisitions, net of cash acquired, in net cash used in investing activities to net cash provided by financing activities

2. Summary of Significant Accounting Policies (continued)

During the year-end financial close process of fiscal 2012, the Company identified a prior period error related to the deferred tax liability on intangible assets acquired through the purchase of its DFS subsidiary in fiscal 2010. The Company also identified a prior period error related to the depreciation of certain fixed assets of its Canadian subsidiary. The errors, which were immaterial to the prior periods, resulted in an understatement of depreciation expense, and an understatement of the income tax provision in the Consolidated Statement of Operations for prior periods. The recorded balances of accumulated depreciation and deferred tax liabilities were likewise understated in the Consolidated Balance Sheets for prior periods. These errors impacted periods beginning with the fiscal year ended June 30, 2007 and subsequent periods through March 31, 2012. The Company evaluated the effects of these errors on prior periods' consolidated financial statements, individually and in the aggregate, in accordance with the guidance in ASC Topic 250, Accounting Changes and Error Corrections, ASC Topic 250-10-S99-1, Assessing Materiality, and ASC Topic 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that no prior period is materially misstated. However, in accordance with the aforementioned ASC Topics, the Company is restating its Consolidated Financial Statements for the prior periods impacted.

In order to correct these misstatements, the Company has reduced opening retained earnings as of June 30, 2009 by $1.1 million, increased fiscal 2010 net loss attributable to DFC Global Corp. by $0.8 million, and reduced the fiscal 2011 net income attributable to DFC Global Corp. by $1.8 million. The correction of these misstatements also resulted in a $1.6 million reduction in Property and equipment, net, a $0.4 million increase in Other receivables, a $2.4 million increase in Long-term deferred tax liability, a $3.5 million increase in Accumulated deficit, and a $0.1 million decrease in Accumulated other comprehensive income in the Consolidated Balance Sheet as of June 30, 2011. The correction of these misstatements also resulted in an increase of $0.02 in net loss per share basic and diluted for the fiscal year ended June 30, 2010, and a $0.04 reduction in net income per share basic and diluted, for the fiscal year ended June 30, 2011. The Segment Information provided in Note 19 and the Unaudited Quarterly Operating Results presented in Note 21 have also been restated to reflect these corrections.

Revenue Recognition

With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

For short-term unsecured consumer loans, which generally have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. The Company's allowance policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of the Company's retail financial services locations in the United Kingdom and Poland and at the Company's pawn shops in the United Kingdom, Sweden and Finland. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. Pawn revenues are recognized using the interest method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by the Company concurrent with the funding of loans by the third party lending financial institution. The Company also earns additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are

2. Summary of Significant Accounting Policies (continued)

sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Consumer Loans, Net

Unsecured short-term and longer-term installment loans that the Company originates are reflected on the balance sheet in consumer loans receivable, net. Consumer loans, net are reported net of a reserve as described below in "Consumer Loan Loss Reserves Policy".

Loans in Default

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss provision in the period that the loan is placed in default status. The reserve is reviewed monthly and any change to the loan loss allowance as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provision. If the loans remain in a defaulted status for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

Consumer Loan Loss Reserves Policy

The Company maintains a loan loss allowance for anticipated losses for consumer loans. To estimate the appropriate level of loan loss reserves, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss allowance is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans that the Company makes directly. As these conditions change, the Company may need to make additional allowances in future periods.

Generally, when a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

The Company typically does not maintain a loan loss reserve for potential future losses on pawn loans. Pawn lawns are secured by the customer's pledged item, which is generally 50% to 80% of the appraised fair value of the pledged item, thus reducing the Company's exposure to losses on defaulted pawn loans. The Company's historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of

2. Summary of Significant Accounting Policies (continued)

its pawn loans, the customer pays back the dollars borrowed, plus interest and fees, and the Company returns the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item is either sold at auction or sold to a third party in the Company's retail stores within several weeks of the customer default. Except in very isolated instances, the amount received at auction or in the Company's store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above the Company's recorded asset are returned to the customer.

Other receivables

Other receivables consist primarily of franchise and other third-party receivables.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured) or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with ASC 350, goodwill is assigned to reporting units, which the Company has determined to be United States Retail, Canada, DFS, the United Kingdom, Sefina, MEM and Poland. The Company also has a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more operating segment components have similar economic characteristics, their results are aggregated into one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, the Company is required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights, DFS' MILES program brand name and Sefina and MEM trade names, which are deemed to have indefinite useful lifes and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

The Company considers the goodwill impairment and indefinite intangible impairment testing process to be one of the critical accounting estimates used in the preparation of its consolidated financial statements. The Company estimates the fair value of its reporting units by using a discounted cash flow analysis or a market-based approach, or a combination thereof. The discounted cash flow analysis requires the Company to make various

2. Summary of Significant Accounting Policies (continued)

assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on the Company's budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by the Company's long-term business plan. The Company performs its goodwill impairment test annually as of June 30, and its other intangibles impairment test annually as of December 31. The Company may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if the Company experiences a significant disruption to its business, unexpected significant declines in its operating results, divestiture of a significant component of its business, a sustained decline in market capitalization, particularly if it falls below the Company's book value, or a significant change to the regulatory environment in which the Company operates. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in the Company's analyses. These differences could have a material adverse impact on the consolidated results of operations and cause the Company to perform the second step impairment test, which could result in a material impairment of the Company's goodwill.

Debt Issuance Costs

Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 10).

Operating Expenses

The direct costs incurred in operating the Company's business have been classified as operating expenses. Operating expenses include salaries and benefits of store and regional employees, provisions for loan losses, rent and other occupancy costs, purchased gold costs, depreciation of property and equipment used to operate our business, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, maintenance and repairs and other costs incurred by the stores. Excluded from operating expenses are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs. Also excluded from operating expenses are acquisition-related costs, which are recorded in Other expense, net in the consolidated statements of operations.

Check Cashing Returned Item Policy

The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks.

Income Taxes

The Company accounts for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs charged to expense were $16.7 million, $27.1 million and $49.6 million for the three years ended June 30, 2010, 2011 and 2012, respectively.

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting. See Note 12 for further information regarding the Company's derivatives, including the required disclosures noted above.

Foreign Currency Translation and Transactions

The Company operates financial service outlets in the United Kingdom, Canada, Sweden, Finland, Poland, Spain and the Republic of Ireland. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with GAAP. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions excluding the revaluation of non-functional currency denominated debt are included in other expense (income), net. Gains or losses resulting from the revaluation of non-functional currency denominated debt are included in unrealized foreign exchange gain (loss).

Common Stock and Stock Split

At the Annual Meeting of Stockholders of the Company on November, 11, 2010, the stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 55,500,000 to 100,000,000.

On January 10, 2011, the Company announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented in this report were retroactively adjusted for the common stock split.

On April 13, 2011, the Company completed an underwritten public offering of 6.0 million shares of DFC common stock at a price to the public of $20.75 per share. Net proceeds to the Company from the offering were approximately $117.0 million, after deducting the underwriting discount and the Company's offering expenses.

2. Summary of Significant Accounting Policies (continued)

On April 25, 2011, the underwriters exercised their overallotment option under the terms of the underwriting agreement to purchase 672,142 additional shares of DFC common stock and surrendered their rights with respect to the remaining shares covered by such option. Net proceeds to the Company from the sale of the overallotment shares were approximately $13.2 million.

On December 14, 2011, the Company announced that its Board of Directors had approved a stock repurchase plan, authorizing the Company to repurchase in the aggregate up to 5.0 million shares of its outstanding common stock. In May 2012, the Company repurchased 992,000 shares of its outstanding common stock for an aggregate price of $15.9 million.

Earnings per Share

Basic earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding, after adjusting for the dilutive effect of stock options restricted stock and restricted stock units. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in millions):

	Year Ended June 30,		
	2010	2011	2012
Net (loss) income attributable to DFC Global Corp.	$ (5.7)	$64.2	$52.4
Reconciliation of denominator:			
Weighted average number of common shares outstanding — basic(1)	36.2	38.0	43.8
Effect of dilutive stock options(2)	—	1.1	1.0
Effect of unvested restricted stock and restricted stock unit grants(2)	—	0.4	0.2
Dilutive effect of convertible debt	—	0.3	0.2
Weighted average number of shares of common stock outstanding — diluted	36.2	39.8	45.2

(1) Excludes 0.2 and 0.1 shares of unvested restricted stock which are included in total outstanding shares of common stock as of June 30, 2010 and 2011, respectively. The dilutive effect of restricted stock and restricted stock units is included in the calculation of diluted earnings per share using the treasury stock method.

(2) The effect of dilutive stock options was determined under the treasury stock method. Due to net loss during fiscal 2010, the effect of the dilutive options and unvested shares of restricted stock and restricted stock unit grants were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations*. This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in

2. Summary of Significant Accounting Policies (continued)

fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company adopted ASU 2010-29 on July 1, 2011. ASU 2010-29 concerns disclosures only and did not have a material impact on the Company's financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This standard update amends certain accounting and disclosure requirements related to fair value measurements. The provisions of ASU 2011-04 are effective for public entities prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted ASU 2011-04 on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards ("IFRS"). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company's interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company does not anticipate that the adoption of ASU 2011-05 or ASU 2011-12 will have a material effect on its financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under generally accepted accounting principles ("GAAP"), is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for the Company for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-08 will have a material effect on its financial position or results of operations.

3. Supplementary Cash Flow Information

Non-Cash Transactions

In fiscal 2010, the Company wrote-off $9.5 million related to losses on extinguishment of debt, consisting of $5.0 million of unamortized deferred issuance costs related to the Company's amended and restated credit agreement, $3.9 million of non-cash interest from the terminated U.K. cross-currency swaps and $0.6 million of charges related to the repurchase of $35.2 million aggregate principal amount of the 2027 Notes in February 2010.

In fiscal 2012, the Company recorded a non-cash goodwill and other intangible assets impairment charge of $27.7 million related to its DFS business unit.

4. Stock Based Compensation Plan

The DFC Global Corp. 2005 Stock Incentive Plan (the "2005 Plan") states that 2,578,043 shares of the Company's common stock may be awarded to employees or consultants of the Company. The awards may be issued at the discretion of the Company's Board of Directors as nonqualified stock options, incentive stock options or restricted stock awards. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted under the 2005 Plan after January 24, 2015.

On November 15, 2007, the Company's stockholders adopted the DFC Global Corp. 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards and performance awards (collectively, the "Awards") to non-employee members of the Company's Board of Directors and officers, employees, independent consultants and contractors of the Company and any subsidiary of the Company. On November 11, 2010, the Company's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of the Company's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 10,500,000; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by the Company to the award recipient. The shares that may be issued under the 2007 Plan may be authorized, but unissued or reacquired shares of the Company's common stock. No grantee may receive an Award relating to more than 750,000 shares in the aggregate per fiscal year under the 2007 Plan.

Stock options and stock appreciation rights granted under the aforementioned plans have an exercise price equal to the closing price of the Company's common stock on the date of grant. To date no stock appreciation rights have been granted.

Compensation expense, net of the related tax benefit related to share-based compensation included in the statement of operations for the twelve months ended June 30, 2010, 2011 and 2012 was $4.9 million, $5.0 million and $6.8 million, respectively.

4. Stock Based Compensation Plan (continued)

The following table presents information on stock options:

		Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Options outstanding at June 30, 2009				
(1,367,434 shares exercisable)	2,362,775	$ 9.71		
Granted	734,436	$12.00		
Exercised	(132,772)	$10.98		
Forfeited	(56,421)	$10.12		
Options outstanding at June 30, 2010				
(1,798,522 shares exercisable)	2,908,018	$10.22		
Granted	299,158	$19.56		
Exercised	(320,694)	$ 9.91		
Forfeited	(114,037)	$ 9.85		
Options outstanding at June 30, 2011				
(2,044,088 shares exercisable)	2,772,445	$11.28		
Granted	750,213	$19.65		
Exercised	(238,553)	$11.16		
Forfeited	(27,562)	$17.01		
Options outstanding at June 30, 2012	3,256,543	$13.17	6.5	$19.0
Exercisable at June 30, 2012	2,379,644	$11.10	5.5	$18.0

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on June 30, 2012. The intrinsic value of the Company's stock options changes based on the closing price of the Company's common stock. The total intrinsic value of options exercised for the years ended June 30, 2010, 2011 and 2012 was $0.7 million, $3.6 million and $2.3 million, respectively. As of June 30, 2012, the total unrecognized compensation to be recognized over an estimated weighted-average period of 2.4 years related to stock options is expected to be $5.9 million. Compensation expense is recorded ratably over the requisite service period. Cash received from stock options exercised for the twelve months ended June 30, 2011 and 2012 was $3.2 million and $2.7 million, respectively.

The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the fiscal years ended 2010, 2011 and 2012:

	Year Ended June 30,		
	2009	2011	2012
Expected volatility	53.9%	51.4%	50.6%
Expected life (years)	5.9	5.7	5.8
Risk-free interest rate	2.97%	2.08%	1.31%
Expected dividends	None	None	None
Weighted average fair value	$ 6.35	$ 9.66	$ 9.41

4. Stock Based Compensation Plan (continued)

Restricted stock awards granted under the 2005 Plan and 2007 Plan become vested (i) upon the Company attaining certain annual pre-tax earnings targets ("performance-based") and (ii) after a designated period of time ("time-based"), which is generally three years. Compensation expense is recorded ratably over the requisite service period based upon an estimate of the likelihood of achieving the performance goals. Compensation expense related to restricted stock awards is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock awards is as follows:

	Restricted Stock Awards	Weighted Average Price
Outstanding at June 30, 2009	158,188	$ 7.35
Granted	47,849	$15.24
Vested	(55,193)	$ 7.89
Outstanding at June 30, 2010	150,844	$ 9.66
Vested	(70,568)	$ 9.47
Outstanding at June 30, 2011	80,276	$ 9.82
Vested	(64,326)	$ 8.48
Outstanding at June 30, 2012	15,950	$15.24

Restricted Stock Unit awards (RSUs) granted under the 2005 Plan and 2007 Plan become vested after a designated period of time ("time-based"), which is generally on a quarterly basis over three years. Compensation expense is recorded ratably over the requisite service period. Compensation expense related to RSUs is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock unit awards is as follows:

	Restricted Stock Unit Awards	Weighted Average Grant
Outstanding at June 30, 2009	620,937	$ 7.50
Granted	721,338	$11.85
Vested	(399,690)	$ 9.47
Forfeited	(33,559)	$10.41
Outstanding at June 30, 2010	909,026	$ 9.98
Granted	312,190	$19.77
Vested	(415,004)	$10.65
Forfeited	(89,239)	$10.79
Outstanding at June 30, 2011	716,973	$13.75
Granted	524,047	$19.00
Vested	(486,415)	$12.45
Forfeited	(27,394)	$16.90
Outstanding at June 30, 2012	727,211	$18.29

As of June 30, 2012, there was $13.5 million of total unrecognized compensation cost related to unvested restricted share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 2.2 years. The total fair value of shares vested during twelve months ended June 30, 2010, 2011 and 2012 was $4.2 million $5.1 million and $6.6 million, respectively.

5. Employee Retirement Plans

Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. Prior to January 1, 2011, the Company matched 50% of each employee's contribution, up to 8% of the employee's compensation. Effective January 1, 2011 the Company changed its matching contributions, now matching 100% of employee contributions up to 3% and 50% of employee contributions exceeding 3% up to 5%. The Company's foreign subsidiaries offer similar plans, the terms of which vary based on statutory requirements.

Total contributions charged to expense were $1.3 million, $1.8 million and $2.8 million for the years ended June 30, 2010, 2011 and 2012, respectively.

The DFC Global Corp. Deferred Compensation Plan's (the "Plan") primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to fifty percent of base salary and/or one hundred percent of bonus earned. The Administrator, a person appointed by the Company's Board of Directors, may further limit the minimum or maximum amount deferred by any plan participants, for any reason.

There were no discretionary contributions to the Plan approved by the Board of Directors during fiscal years 2010, 2011 or 2012.

Compensation expense related to discretionary contributions was $0.3 million for the year ended June 30, 2010. There was no compensation expense related to discretionary contributions for the years ended June 30, 2011 and 2012.

6. Financing Receivables

The Company offers a variety of short-term loan products and credit services to customers who typically cannot access other traditional sources of credit and have non-traditional loan histories. Accordingly, the Company has implemented proprietary predictive scoring models that are designed to limit the dollar amount of loans it offers to customers who statistically would likely be unable to repay their loan. The Company has instituted control mechanisms and a credit analytics function designed to manage risk in its consumer loan activities. Collection activities are also an important aspect of the Company's operations, particularly with respect to its consumer loan products due to the relatively high incidence of unpaid balances beyond stated terms. The Company operates centralized collection centers to coordinate a consistent approach to customer service and collections in each of its markets. The Company's risk control mechanisms include, among others, the daily monitoring of initial return rates with respect to payments made on its consumer loan portfolio. Because the Company's revenue from its consumer lending activities is generated through a high volume of small-dollar financial transactions, its exposure to loss from a single customer transaction is minimal.

6. Financing Receivables (continued)

The following reflects the credit quality of the Company's loans receivable. Generally, loans are determined to be nonperforming when they are one day past due without a payment for short-term consumer loans and one hundred eighty days past due without a payment for longer-term (less than one year) installment loans:

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
(in millions)

As of June 30, 2011

	Retail-based Consumer Loans,		Internet-based Consumer Loans,		Pawn
	Gross	Allowance	Gross	Allowance	Loans
Performing	$117.7	$ 8.0	$59.1	$ 6.9	$136.2
Non-performing	41.3	31.6	10.2	6.1	—
	$159.0	$39.6	$69.3	$13.0	$136.2

As of June 30, 2012

	Retail-based Consumer Loans,		Internet-based Consumer Loans,		Pawn
	Gross	Allowance	Gross	Allowance	Loans
Performing	$117.6	$10.3	$ 88.8	$ 9.5	$153.9
Non-performing	49.4	36.4	36.1	19.5	—
	$167.0	$46.7	$124.9	$29.0	$153.9

The following presents the aging of the Company's past due loans receivable as of June 30, 2011 and 2012:

Age Analysis of Past Due Loans Receivable
(in millions)

As of June 30, 2011

	1-30 days Past Due	30-59 days Past Due	60-89 days Past Due	Greater Than 90 days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Retail-based Consumer Loans	$11.9	$6.3	$5.2	$24.8	$48.2	$110.8	$159.0	$1.9
Internet-based Consumer Loans	5.3	3.4	1.4	0.1	10.2	59.1	69.3	—
Pawn Loans	—	—	—	—	—	136.2	136.2	—
Total	$17.2	$9.7	$6.6	$24.9	$58.4	$306.1	$364.5	$1.9

As of June 30, 2012

	1-30 days Past Due	30-59 days Past Due	60-89 days Past Due	Greater Than 90 days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Retail-based Consumer Loans	$14.8	$ 8.7	$ 5.7	$28.2	$57.4	$109.7	$167.1	$1.9
Internet-based Consumer Loans	10.9	6.7	6.0	12.5	36.1	88.7	124.8	—
Pawn Loans	—	—	—	—	—	153.9	153.9	—
Total	$25.7	$15.4	$11.7	$40.7	$93.5	$352.3	$445.8	$1.9

6. Financing Receivables (continued)

The following details the Company's loans receivable that are on nonaccrual status as of June 30, 2011 and 2012:

Loans Receivable on Nonaccrual Status (in millions)

As of June 30, 2011

Retail-based Consumer Loans	$41.3
Internet-based Consumer Loans	10.2
Pawn Loans	—
Total	$51.5

As of June 30, 2012

Retail-based Consumer Loans	$49.4
Internet-based Consumer Loans	36.1
Pawn Loans	—
Total	$85.5

The following table presents changes in the allowance for consumer loans credit losses (in millions):

	Year Ended June 30,	
	2011	2012
Allowance for Consumer Loan Losses:		
Beginning Balance	$ 32.2	$ 52.6
Provision for loan losses	73.6	131.5
Charge-offs	(72.9)	(133.9)
Recoveries	16.0	29.9
Effect of foreign currency translation	3.7	(4.4)
Ending Balance	$ 52.6	$ 75.7

7. Property and Equipment and Supplementary Financial Information

Property and equipment at June 30, 2011 and 2012 consist of (in millions):

	June 30,	
	2011	2012
Land	$ 0.3	$ 0.1
Leasehold improvements	93.1	112.4
Computer software and equipment	74.9	88.4
Equipment and furniture	78.4	85.4
	246.7	286.3
Less: accumulated depreciation	(148.5)	(165.7)
Property and equipment, net	$ 98.2	$ 120.6

7. Property and Equipment and Supplementary Financial Information (continued)

Depreciation expense amounted to $18.4 million, $22.3 million and $29.6 million for the years ended June 30, 2010, 2011 and 2012, respectively. Included in depreciation expense is $3.5 million, $5.6 million and $9.6 million of depreciation expense related to computer software and equipment for the years ended June 30, 2010, 2011 and 2012, respectively. The remaining unamortized costs related to computer software and equipment was $24.2 million and $30.5 million at June 30, 2011 and 2012, respectively.

Accrued expenses and other liabilities consist of the following (in millions):

	June 30,	
	2011	2012
Accrued legal settlements(1)	$15.2	$15.4
Accrued payroll and incentives	35.0	42.3
Other accrued expenses and liabilities	48.2	42.2
Total accrued expenses and other liabilities	$98.4	$99.9

(1) Other long-term liabilities include an additional accrual for legal settlements of $33.4 million and $21.1 million at June 30, 2011 and 2012, respectively.

8. Acquisitions

The following acquisitions have been accounted for under the purchase method of accounting.

On December 31, 2010, the Company acquired Sefina Finance AB ("Sefina"), a Scandinavian pawn lending business with its headquarters in Stockholm, Sweden. Sefina provides pawn loans primarily secured by gold jewelry, diamonds and watches through 16 retail store locations in Sweden and 12 retail store locations in Finland. The total cash consideration for the acquisition was initially estimated to be approximately $90.6 million, of which approximately $59.1 million was cash paid at closing. Approximately $14.9 million of additional cash was paid by the Company to the seller in three installments on March 31, 2011, June 30, 2011 and September 30, 2011. Furthermore, the Company is obligated to pay the seller contingent consideration based on the financial performance of Sefina during each of the two successive twelve month periods following the closing of the acquisition, the aggregate amount of which the Company estimated at the time of acquisition to be approximately $16.6 million. All future payments have been recorded as liabilities on the accompanying balance sheet. The Company made the first two contingent consideration payments totaling $11.9 million during fiscal 2012 and has a remaining estimated contingent consideration obligation of $4.1 million which is included in accrued expenses and other liabilities on the Consolidated Balance Sheet at June 30, 2012. In connection with the acquisition, the Company also incurred transaction costs of approximately $1.0 million. Of the aggregate purchase price for Sefina, $14.5 million was allocated to net tangible assets acquired and $0.3 million was allocated to indefinite-lived intangible assets acquired. The remaining purchase price was allocated to goodwill.

On April 1, 2011, the Company's wholly owned U.K. subsidiary, Dollar Financial U.K. Ltd., completed its acquisition of Purpose U.K. Holdings Limited ("Purpose U.K."), a leading provider of online short-term loans in the United Kingdom. Purpose U.K. Holdings Limited, which operates primarily under the brand name "Payday U.K.", provides loans through both Internet and telephony-based technologies throughout the United Kingdom. The total cash consideration for the acquisition was approximately $195.0 million. In connection with the acquisition, the Company also incurred transaction costs of approximately $3.7 million.

8. Acquisitions (continued)

Under the purchase method of accounting, the total estimated purchase price is allocated to Purpose U.K.'s net tangible and intangible assets based on their current estimated fair values. The purchase price is allocated as follows (in millions):

Cash	$ 8.3
Consumer loans	33.3
Prepaid expenses and other current assets	0.7
Property and equipment	2.1
Accounts payable	(1.2)
Accrued expenses and other liabilities	(2.5)
Other non-current liabilities	(21.1)
Net tangible assets acquired	19.6
Definite-lived intangible assets acquired	56.3
Indefinite-lived intangible assets acquired	3.3
Goodwill	115.8
Total purchase price	$195.0

During fiscal 2011, the Company completed the acquisitions of the assets of three Canadian franchisees with 40 stores for an aggregate purchase price of $39.6 million that resulted in an increase in goodwill of $29.0 million. The Company also purchased five stores in the United Kingdom during the fiscal 2011 that resulted in an aggregate increase in goodwill of $0.5 million. Also during fiscal 2011, $13.5 million of purchase accounting adjustments related to contingent consideration payments were made with respect to the Express Finance Limited acquisition. These payments are treated as adjustments to purchase price and are accordingly recognized as goodwill.

On July 6, 2011, the Company acquired Risicum Oyj ("Risicum"), a provider of Internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans predominately in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony- based loans in Sweden. The total cash consideration for the acquisition was approximately $46.5 million. The Company also incurred transaction costs of approximately $0.9 million.

Under the purchase method of accounting, the total estimated purchase price is allocated to Risicum's net tangible and intangible assets based on their current estimated fair values. The purchase price is allocated as follows (in millions):

Cash	$ 2.0
Consumer loans	21.0
Prepaid expenses and other current assets	2.1
Property and equipment	0.2
Accounts payable	(1.7)
Accrued expenses and other liabilities	(2.8)
Other non-current liabilities	(1.3)
Net tangible assets acquired	19.5
Definite-lived intangible assets acquired	6.7
Goodwill	20.3
Total purchase price	$46.5

8. Acquisitions (continued)

During fiscal 2012, the Company completed the acquisitions of a Canadian franchisee with six stores for an aggregate purchase price of $7.8 million that resulted in an increase in goodwill of $6.1 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. The Company also purchased Super Efectivo S.L. ("Super Efectivo"), a pawn business operating eight stores predominantly in Madrid, Spain for an aggregate purchase price of $9.0 million that resulted in an increase in goodwill of $5.4 million, calculated as the excess purchase price over the fair value of the identifiable assets acquired. Also during fiscal 2012, the Company completed various smaller acquisitions in the United Kingdom, Sweden and Canada that resulted in aggregate increase in goodwill of $9.5 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired.

One of the core strategies of the Company is to capitalize on its competitive strengths and enhance its leading marketing positions. One of the key elements in the Company's strategy is the intention to grow its network through acquisitions. The Company believes that acquisitions provide it with increased market penetration or in some cases the opportunity to enter new platforms and geographies with de novo expansion following thereafter. The purchase price of each acquisition is primarily based on a multiple of historical earnings. The Company's standard business model, and that of its industry, is one that does not rely heavily on tangible assets and therefore, it is common to have majority of the purchase price allocated to goodwill, or in some cases, intangible assets.

The following reflects the change in goodwill during the periods presented (in millions):

Balance at June 30, 2011	$ 758.5
Acquisitions:	
Risicum	20.3
Canadian franchisee acquisitions	6.1
Super Efectivo	5.4
Various small acquisitions	9.5
Goodwill impairment	(17.7)
Foreign currency translation adjustment	(26.6)
Balance at June 30, 2012	$ 755.5

Pro forma Information

The following pro forma information for the periods ended June 30, 2011 presents the results of operations as of the beginning of the period presented. The pro forma operating results include the results of these acquisitions for the indicated periods and reflect the increased interest expense on acquisition debt and the income tax impact as of the respective purchase dates of the Sefina, Purpose U.K. Holdings, and Risicum acquisitions. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

	Fiscal Year Ended June 30,
	2011
	(Unaudited — in millions except per share amounts)
Revenues	$911.6
Net income	$ 86.1
Net income per common share — basic	$ 2.27
Net income per common share — diluted	$ 2.17

9. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2011 and June 30, 2012 are as follows (in millions):

	Europe	Canada	United States Retail	Other	Total
Balance at June 30, 2010	$101.2	$136.4	$205.7	$ 53.5	$496.8
Acquisitions	205.6	29.0	—	(1.4)	233.2
Foreign currency translation adjustments	14.0	14.5	—	—	28.5
Balance at June 30, 2011	$320.8	$179.9	$205.7	$ 52.1	$758.5
Acquisitions and purchase accounting adjustments	32.6	8.7	—	—	41.3
Goodwill impairment	—	—	—	(17.7)	(17.7)
Foreign currency translation adjustments	(16.7)	(9.9)	—	—	(26.6)
Balance at June 30, 2012	$336.7	$178.7	$205.7	$ 34.4	$755.5

The following table reflects the components of intangible assets (in millions):

	June 30, 2011	June 30, 2012
Non-amortizing intangible assets:		
Goodwill	$758.5	$755.5
Reacquired franchise rights	56.4	53.3
DFS MILES Program	35.4	25.4
Tradenames	3.6	3.4
	$853.9	$837.6
Amortizable intangible assets:		
Purchased technology	$ 46.1	$ 47.7
Various contracts	39.0	41.5
Reacquired franchise rights	5.2	5.9
Accumulated amortization:		
Purchased Technology	(1.2)	(7.1)
Various contracts	(10.6)	(21.4)
Reacquired franchise rights	(0.4)	(1.4)
Total intangible assets	$932.0	$902.8

Goodwill is the excess of cost over the fair value of the net assets of the business acquired.

Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Other indefinite-lived intangible assets consist of reacquired franchise rights, DFS' MILES program brand name and the Sefina and Purpose U.K. trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value. As prescribed under ASC 805, beginning with franchisee acquisitions consummated in fiscal 2010 or later, reacquired franchise rights are

9. Goodwill and Other Intangibles (continued)

no longer considered indefinite-lived; rather they are amortized over the remaining contractual life of the franchise agreement. Changes in foreign exchange rates period over period impact the recorded value of the indefinite lived reacquired franchise rights.

The fair value of reporting units are estimated using a present value technique using discounted future cash flows, and are corroborated with guideline public company market multiple fair value technique. The most significant assumptions used in the discounted cash flow fair value technique are the business projections used to derive future cash flows and the weighted average cost of capital used to discount such projections. Assumptions in estimating future cash flows are subject to a high degree of judgment, and management considers both specified short-term planned strategies such as store expansion, new product offerings, and planned marketing strategies, along with longer term business opportunities and growth projections, based in part on past performance. In selecting the appropriate discount rate to use in the individual discounted cash flow models, management considers factors for each reporting unit such as size, the consistency of its previous performance and the general maturity of the reporting units business, and the projected rate of growth in the cash flow model. The discount rates used for the reporting units range from 9.5% to 18.5%.

Impairment of DFS

The Company recognized an impairment to both its goodwill and its DFS MILES Program indefinite lived intangible asset of $17.7 million and $10.0 million, respectively, in the fourth quarter of the fiscal year ended June 30, 2012. The impairment of these intangible assets resulted from the continued decline in the DFS business during the second half of fiscal year 2012 and the Company's current expectations for future growth and profitability for the DFS business being lower than its previous estimates. Over the past 12 months, the DFS business has experienced continuing significant lending constraints by its third party bank that originates these loans, low market interest rates stemming from the ongoing low cost of capital that has attracted more aggressive competition and the ongoing troop deployments. While considered in previous projections, the severity and duration that these factors have had, and are projected to have, on the DFS business were more significant than previously anticipated. Management has initiated a series of strategies to grow the business, such as having discussions with potential additional lending partners that would more competitively underwrite these loans and expanding the DFS platform into other branches of the military and military-related enterprises. Additionally, management considered external factors such as the expectation of the increased supply of used automobiles as the impact of the US government's "cash for clunkers" program subsides and the impact that the recent US auto industry recovery and related increased production of vehicles has on vehicle supply, expectation of market interest rate trends, and the non-prime auto lending industry in general. Management believes these strategies are achievable based on the historical performance of the DFS business.

The MILES Program indefinite lived intangible valuation was calculated using a relief from royalty valuation method and is based on future revenue projections of the DFS business, discounted to a present fair value using a discount rate of 17.8%.

The calculation of fair value of the DFS reporting unit was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The cash flow projections were discounted using discount rates ranging from 15.0% to 18.5%, and were selected based on management's estimate of the risk embedded in the projections for each series of cash flows. A simultaneous 10% decline in the cash flow projections combined with a 100 basis point increase in the discount rates used would result in an additional pre-tax $10.1 million impairment to goodwill and an additional $1.3 million impairment to the MILES Program indefinite lived intangible.

9. Goodwill and Other Intangibles (continued)

The Company selected market multiples to be used in the market approach based on companies that it considered to be comparable to DFS, with the assistance of a third party valuation firm. A 10% change in the market multiples used would impact the fair value of DFS by $1.8 million.

The achievement of the forecasted business plan and projections related to DFS is in part dependent on the success of the management plans described above. While management believes that the discount rates selected in its valuation model adequately capture this risk, if these initiatives do not achieve the results anticipated, it is reasonably possible that there could be future impairment of the DFS goodwill and the MILES program indefinite-lived intangible asset.

Amortization expense of intangible assets was $3.2 million, $9.0 million and $18.8 million for the years ended June 30, 2010, 2011 and 2012, respectively.

Estimated amortization expense of intangible assets during the next five fiscal years is shown below (in millions):

Fiscal Year Ended June 30,	Amount
2013	$17.7
2014	15.4
2015	11.6
2016	8.4
2017	6.8
	$59.9

10. Debt

The Company had debt obligations at June 30, 2011 and June 30, 2012 as follows (in millions):

	June 30, 2011	June 30, 2012
Global Revolving credit facility	$ 65.9	$ 22.0
National Money Mart Company 10.375% Senior Notes due December 15, 2016	600.0	600.0
Issuance discount on 10.375% Senior Notes due 2016	(3.0)	(2.6)
DFC Global Corp. 3.25% Senior Convertible Notes due 2017	—	181.4
DFC Global Corp. 2.875% Senior Convertible Notes due 2027	40.7	43.4
DFC Global Corp. 3.000% Senior Convertible Notes due 2028	90.9	97.5
Scandinavian credit facilities	67.6	62.6
Other	8.8	8.3
Total debt	870.9	1,012.6
Less: current portion of debt	(95.7)	(30.3)
Long-term debt	$775.2	$ 982.3

Senior Notes

On December 23, 2009, the Company's wholly owned indirect Canadian subsidiary, National Money Mart Company ("NMM"), issued $600.0 million aggregate principal amount of its 10.375% Senior Notes due December 15, 2016 (the "2016 Notes"). The 2016 Notes were issued pursuant to an indenture, dated as of December 23, 2009, among NMM, as issuer, and DFC and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The 2016 Notes bear

10. Debt (continued)

interest at the rate of 10.375% per year, payable on June 15 and December 15 of each year, commencing on June 15, 2010. The 2016 Notes will mature on December 15, 2016. Upon the occurrence of certain change of control transactions, NMM will be required to make an offer to repurchase the 2016 Notes at 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date, unless certain conditions are met. At any time prior to December 15, 2012, NMM may redeem up to 35% of the aggregate principal amount of the 2016 Notes at a redemption price of 110.375% of the principal amount of the 2016 Notes redeemed if; (1) such redemption is made with the proceeds of one or more public equity offerings by DFC; (2) at least $390 million in aggregate principal amount of the 2016 Notes remain outstanding immediately after the occurrence of such redemption; and (3) the redemption occurs within 90 days of such public equity offering by DFC. On or after December 15, 2013, NMM will have the right to redeem the 2016 Notes, in whole at any time or in part from time to time, (i) at a redemption price of 105.188% of the principal amount thereof if the redemption occurs prior to December 15, 2014, (ii) at a redemption price of 102.594% of the principal amount thereof if the redemption occurs between December 15, 2014 and December 15, 2015, and (iii) at a redemption price of 100% of the principal amount thereof if the redemption occurs after December 15, 2015.

Convertible Notes

Senior Convertible Notes due 2027

On June 27, 2007, DFC issued $200.0 million aggregate principal amount of its 2.875% Senior Convertible Notes due 2027 (the "2027 Notes"). The 2027 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of June 27, 2007 (the "2027 Indenture").

In February 2010, DFC repurchased $35.2 million aggregate principal amount of the 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The purchase price paid by DFC in the transactions was 91% of the stated principal amount of the repurchased 2027 Notes, for an aggregate price of $32.0 million. As a result of these repurchase transactions and the privately negotiated exchange transactions described below that were completed in December 2009, $44.8 million aggregate principal amount of 2027 Notes remains outstanding as of June 30, 2011 and June 30, 2012. The Company recognized a net loss of $0.7 million during fiscal 2010 related to the repurchased Notes.

The 2027 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The 2027 Notes bear interest at the rate of 2.875% per year, payable in cash in arrears on June 30 and December 31 of each year beginning on December 31, 2007. The 2027 Notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased by DFC. Holders of the 2027 Notes may require DFC to repurchase in cash some or all of the 2027 Notes at any time before the 2027 Notes' maturity following a "fundamental change" (as defined in the 2027 Indenture).

The 2027 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2027 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2027 Notes may convert their 2027 Notes based at an initial conversion rate of 38.6641 shares per $1,000 principal amount of 2027 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after September 30, 2007, if the closing sale price of DFC's common stock is greater than or equal to 130.0% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2027 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2027 Notes on each such day;

10. Debt (continued)

- if the 2027 Notes are called for redemption; or
- upon the occurrence of specified corporate transactions as described in the 2027 Indenture.

If a "fundamental change" (as defined in the 2027 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2027 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2027 Indenture.

On or after December 31, 2012, but prior to December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of DFC's common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2027 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders have the right to require DFC to purchase all or a portion of the 2027 Notes on each of December 31, 2012, December 31, 2014, June 30, 2017 and June 30, 2022 for a purchase price payable in cash equal to 100% of the principal amount of the 2027 Notes purchased plus any accrued and unpaid interest, up to but excluding the purchase date.

If a "fundamental change" (as defined in the 2027 Indenture) occurs before maturity of the 2027 Notes, holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of the 2027 Notes at a repurchase price equal to 100% of the principal amount of the 2027 Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Senior Convertible Notes due 2028

In December 2009, DFC entered into privately negotiated exchange agreements with certain holders of its 2027 Notes, pursuant to which such holders exchanged an aggregate of $120.0 million aggregate principal amount of the 2027 Notes for an equal aggregate principal amount of 3.0% Senior Convertible Notes due 2028 issued by DFC (the "2028 Notes").

The 2028 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of DFC's other existing and future obligations that are unsecured and unsubordinated. The 2028 Notes accrue interest at a rate of 3.00% per annum, payable in cash in arrears on April 1 and October 1 of each year beginning on April 1, 2010. The maturity date of the new 2028 Notes is April 1, 2028. The 2028 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of December 21, 2009 (the "2028 Indenture").

The 2028 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2028 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2028 Notes may convert their 2028 Notes based at an initial conversion rate of 51.8032 shares per $1,000 principal amount of 2028 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after December 31, 2009, if the closing sale price of DFC's common stock is greater than or equal to 130.0% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2028 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2028 Notes on each such day;

10. Debt (continued)

- if the 2028 Notes are called for redemption;
- at any time on or after December 31, 2026; or
- upon the occurrence of specified corporate transactions as described in the 2028 Indenture.

If a "fundamental change" (as defined in the 2028 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2028 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2028 Indenture.

On or after April 5, 2015, DFC may redeem for cash all or part of the 2028 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2028 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders of the 2028 Notes have the right to require DFC to purchase all or a portion of the 2028 Notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 Notes to be purchased plus any accrued and unpaid interest, up to but excluding the date of purchase.

If a "fundamental change" (as defined in the 2028 Indenture) occurs before the maturity of the 2028 Notes, the holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of their 2028 Notes at a repurchase price equal to 100% of the principal amount of the 2028 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

Senior Convertible Notes due 2017

On April 16, 2012, the Company completed the offering of $230.0 million aggregate principal amount of senior convertible notes due 2017 (the "2017 Notes"). The 2017 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of DFC's other existing and future obligations that are unsecured and unsubordinated. The notes will pay interest semi-annually at a rate of 3.25% per annum, payable in cash in arrears on April 15 and October 15 of each year beginning on October 15, 2012. The 2017 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of April 16, 2012 (the "2017 Indenture").

The 2017 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2017 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2017 Notes may convert their 2017 Notes based at an initial conversion rate of 46.8962 shares of common stock per $1,000 principal amount of notes, which is equal to an initial conversion price of $21.32 per share, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after June 30, 2012, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2017 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2017 Notes on each such day;
- at any time on or after October 15, 2016; or
- upon the occurrence of specified corporate transactions as described in the 2017 Indenture.

10. Debt (continued)

If a "fundamental change" (as defined in the 2017 Indenture) occurs and a holder elects to convert its 2017 Notes in connection with such transaction, that holder may be entitled to a make-whole premium (as defined in the 2017 Indenture) in the form of an increase in the conversion rate.

If a "fundamental change" (as defined in the 2017 Indenture) occurs before the maturity of the 2017 Notes, the holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of their 2017 Notes at a repurchase price equal to 100% of the principal amount of the 2017 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

The 2017 Notes are not redeemable at the Company's option prior to their maturity date.

In connection with the offering, the Company entered into convertible note hedge transactions in respect of its common stock with affiliates of the initial purchasers of the 2017 Notes, and separate warrant transactions with the option counter parties, which effectively increase the conversion price of the 2017 Notes to $26.45 per share. The convertible note hedge transactions cover the number of shares of common stock required to be issued upon the conversion of the 2017 notes, at a strike price that corresponds to the initial conversion price of the 2017 Notes, subject to adjustment, and are exercisable upon conversion of the 2017 Notes.

The Company paid $43.8 million and $6.5 million for the convertible note hedge transactions entered into on April 10, 2012 and April 11, 2012. The aggregate cost of the convertible note hedge transactions was $50.3 million. As described in more detail below, this cost was partially offset by the proceeds from the sale of the warrants in separate transactions.

The convertible note hedge transactions are intended generally to reduce the potential dilution to the Company's common stock upon conversion of the 2017 Notes in the event that the market price per share of the common stock is greater than the strike price.

The convertible note hedge transactions are separate transactions and are not part of the terms of the 2017 Notes. Holders of the 2017 Notes have no rights with respect to the convertible note hedge transactions.

On each of April 10, 2012 and April 11, 2012, DFC also entered into privately-negotiated warrant transactions with affiliates of the initial purchasers of the 2017 Notes, whereby DFC sold warrants to acquire, subject to customary anti-dilution adjustments, approximately 9,379,240 and 1,406,886 shares, respectively, of DFC common stock at a strike price of $26.45 per share, also subject to adjustment. As consideration for the warrants, the Company received $26.4 million and $4.0 million, respectively.

If the market value per share of DFC common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable, the warrants will have a dilutive effect on the Company's earnings per share.

The convertible note hedge transactions expire April 15, 2017, or the last day on which any of the 2017 Notes remain outstanding. The warrants expire in daily installments from July 17, 2017 to November 6, 2017. Both the convertible note hedge transactions and the warrant transactions require net-share settlement and are accounted for as equity instruments.

Treatment of Convertible Notes

The Company follows the guidance issued in ASC 470-20, which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. This accounting standard requires issuers of convertible debt that can be settled in cash to separately account for (i.e., bifurcate) a portion of the debt associated with the conversion feature and reclassify this portion to stockholders' equity. The liability portion, which represents the fair value of the debt without the conversion feature, is accreted to its face value using the effective interest method by amortizing the discount between the face amount and the fair value. The amortization is recorded as non-cash interest expense. ASC 470-20 is effective for financial statements

10. Debt (continued)

issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied retrospectively to all periods presented. We adopted ASC 470-20 as of July 1, 2009 and have applied it to our 2027 Notes for fiscal years 2009, 2008 and 2007, as required. The 2028 Notes and the 2017 Notes are also subject to the application of the accounting standard. The Company is required to record the liability portion of the 2027 Notes, the 2028 Notes and the 2017 Notes (collectively, the "Convertible Notes") at their fair value as of the date of issuance and amortize the discount into interest expense over the life of the Convertible Notes during the periods in which the Notes are outstanding, The Company recorded a discount of $50.3 million to Additional paid-in capital for the 2017 Notes at the time of issuance. As of June 30, 2012, the remaining discount of $1.4 million on the 2027 Notes will be amortized using the effective interest method through December 31, 2012, the remaining discount of $22.4 million on the 2028 Notes similarly will be amortized through April 1, 2015, and the remaining discount of $48.6 million on the 2017 Notes similarly will be amortized through April 15, 2017. There is no effect, however, on the Company's cash interest payments.

The Company has considered the guidance in the *Debt* topic of the FASB Codification, and has determined that the Convertible Notes do not contain a beneficial conversion feature, as the fair value of DFC's common stock on the date of issuance was less than the initial conversion price.

Upon conversion, DFC will have the option to either deliver:

1. cash equal to the lesser of the aggregate principal amount of the Convertible Notes to be converted ($1,000 per note) or the total conversion value; and shares of DFC's common stock in respect of the remainder, if any, of the conversion value over the principal amount of the Convertible Notes; or
2. shares of DFC's common stock to the holders, calculated at the initial conversion price which is subject to any of the conversion price adjustments discussed above.

The Company has made a policy election to settle the principal amount of the Convertible Notes in cash. As such, in accordance with the *Earnings Per Share* topic of the FASB Codification, the Convertible Notes will be excluded from the Company's calculation of diluted earnings per share.

Credit Facility

Global Revolving Credit Facility

On March 3, 2011, the Company replaced its existing credit facility with a new senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The new facility consists of a $200.0 million global revolving credit facility (the "Global Revolving Credit Facility"), with the potential to further increase the Company's available borrowings under the facility to $250.0 million. On February 29, 2012, Barclays Bank PLC and Deutsche Bank AG New York Branch became lenders under the Global Revolving Credit Facility, increasing the aggregate commitments under the facility to $235.0 million. Availability under the Global Revolving Credit Facility is based on a borrowing base comprised of cash and consumer receivables in the Company's U.S. and Canadian operations, and its U.K.-based retail and Express Finance operations, and its U.K.-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the Global Revolving Credit Facility or $75 million.

Borrowings under the Global Revolving Credit Facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the Global Revolving Credit Facility is derived from a pricing grid based on the Company's consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at an alternate base rate which is the greater of the prime rate or the federal funds rate plus 1/2 of 1%, plus 300 basis points. The Global Revolving Credit Facility will mature on March 1, 2015.

10. Debt (continued)

The Global Revolving Credit Facility allows for borrowings by DFG, NMM, Dollar Financial U.K. Limited, an indirect U.K. subsidiary of DFC, and Instant Cash Loans Limited, a direct U.K. subsidiary of Dollar Financial U.K. Limited. Borrowings by DFG under the Global Revolving Credit Facility are guaranteed by DFC and certain direct and indirect domestic U.S. subsidiaries of DFC. Borrowings by non-U.S. borrowers under the Global Revolving Credit Facility are guaranteed by DFC and DFG and substantially all of their domestic U.S. subsidiaries, by NMM and substantially all of the Company's other direct and indirect Canadian subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited and substantially all of the U.K. subsidiaries of Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the Global Revolving Credit Facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2012, there was $22.0 million outstanding under the Global Revolving Credit Facility. Historically, the Company has classified all borrowings under the Global Revolving Credit Facility as current, due to the Company's intention to repay within one year.

The senior secured credit agreement governing the global revolving credit facility contains customary covenants, representations and warranties and events of default. As of June 30, 2012, the Company is in compliance with all such covenants.

Prior Credit Facility

On October 30, 2006, the Company entered into a $475.0 million credit facility ("2006 Credit Agreement"). The 2006 Credit Agreement consisted of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million (the "U.S. Revolving Facility") with DFG as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million (the "Canadian Term Facility") with NMM as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to $40.0 million denominated in Euros) (the "U.K. Term Facility"); and (iv) a senior secured revolving credit facility in an aggregate amount of CAD 28.5 million (the "Canadian Revolving Facility") with NMM as the borrower.

On December 23, 2009, the Company and its lenders amended and restated the terms of the 2006 Credit Agreement (the "Amended and Restated Credit Agreement"). Pursuant to the Amended and Restated Credit Agreement, lenders representing approximately 90% of the revolving credit facilities and approximately 91% of the term loans agreed to the extension of the maturity of the revolving credit facilities and term loans to December 2014 (subject to the condition, which was satisfied in February 2010, that prior to October 30, 2012, the aggregate principal amount of the 2027 Notes be reduced to an amount less than or equal to $50 million).

Outstanding amounts under the Amended and Restated Credit Agreement that were owed to lenders which consented to the extended maturity date received an annual interest spread of 500 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid. Lenders under the 2006 Credit Agreement that that did not consent to the extended maturity in 2009 received an annual interest spread of 375 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid.

Prior to the Amended and Restated Credit Agreement, the U.S. Revolving Facility and the Canadian Revolving Facility had an interest rate of LIBOR plus 300 basis points and CDOR plus 300 basis points, respectively, subject to reduction as the Company reduced its leverage. The Canadian Term Facility consisted of $295.0 million at an interest rate of LIBOR plus 275 basis points. Under the 2006 Credit Agreement, the U.K. Term Facility consisted of a $40.0 million tranche at an interest rate of LIBOR plus 300 basis points and a tranche denominated in Euros equivalent to $40.0 million at an interest rate of Euribor plus 300 basis points.

10. Debt (continued)

The Company used approximately $350.0 million of the net proceeds from its December 2009 offering of $600.0 million aggregate principal amount of the 2016 Notes to repay substantially all of its outstanding obligations under the Canadian Term Facility and the U.K. Term Facility. On June 23, 2010, the Company used excess cash to repay the remaining balance of approximately $18.3 million of the Canadian Term Facility and the U.K. Term Facility. The Company repaid the outstanding balances under the Amended and Restated Credit Agreement immediately prior to its termination on March 3, 2011 in connection with the execution of the Company's new senior secured credit facility relating to the Global Revolving Credit Facility.

Scandinavian Credit Facilities

As a result of its December 2010 acquisition of Sefina, the Company assumed borrowings under Sefina's existing secured credit facilities in Sweden and Finland, consisting of two working capital facilities in Sweden of SEK 185 million and SEK 55 million and overdraft facilities in Sweden and Finland with commitments of up to SEK 85 million and EUR 17.5 million, respectively.

In February 2012, the Company refinanced the Finnish overdraft facility with a new secured credit facility consisting of a working capital facility with a commitment of up to EUR 10.75 million, of which EUR 8.3 million (approximately $10.6 million) was outstanding as of June 30, 2012, and a term loan facility of EUR 8.0 million ($10.1 million), all of which was drawn as of June 30, 2012. The Finnish working capital facility expires in February 2014 and has an interest rate of the one month Euribor plus 155 basis points (1.93% at June 30, 2012). The Finnish term loan is due in February 2016, and has an interest rate of the three month Euribor plus 300 basis points (4.05% at June 30, 2012). The Finnish loans are secured by the assets of the Company's pawn lending operating subsidiary in Finland.

In June 2012, the Company entered into a new secured credit facility which replaces, and refinances the outstanding borrowings under the prior Swedish facilities. The new Swedish credit facility consists of a term loan facility of SEK 240 million (approximately $34.7 million), all of which was drawn at June 30, 2012, and a revolving credit facility of SEK 125 million (approximately $18.1 million at June 30, 2012), of which SEK 50.0 million (approximately $7.2 million) was outstanding as of June 30, 2012. The Swedish term loan is due June 2016 and carries an interest rate of STIBOR plus 300 basis points (5.21% at June 30, 2012). The Swedish revolving credit facility is due June 2014 and carries an interest rate of STIBOR plus 200 basis points (4.21% at June 30, 2012). The Swedish loans are secured primarily by the value of the Company's pawn pledge stock in Sweden.

Other Debt

Other debt consists of $8.3 million of debt assumed as part of the Suttons and Robertsons acquisition, consisting of a $2.8 million revolving loan and a $5.5 million term loan, all of which matures in September 2012.

Interest Expense

Interest expense, net was $68.9 million, $90.8 million, and $102.8 million for the three years ended June 30, 2010, 2011 and 2012, respectively. Included in interest expense for the years ended June 30, 2011 and 2012 is approximately $19.0 million and $22.6 million, respectively, of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for the Company's cross currency interest rate swaps, the non-cash interest expense associated with our Convertible Notes and the amortization of various deferred issuance costs.

10. Debt (continued)

As of June 30, 2012, long-term debt, maturing in each of the years subsequent to June 30, 2013, is as follows (in millions):

Fiscal Year Ended June 30,	Amount
2014	$ 17.8
2015	—
2016	44.8
2017	830.0
2018	—
Thereafter	164.8
	$1,057.4

11. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Codification establishes a fair value hierarchy that distinguishes between observable and unobservable market participant assumptions. Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency options and cross currency interest rate swaps to manage its interest rate and foreign currency risk and a gold collar to manage its exposure to variability in gold prices. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves, foreign exchange rates, gold forward curves and implied volatilities. The Company incorporates credit valuation adjustments to reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

During fiscal 2011, the Company recorded a liability for contingent consideration of $16.6 million arising from the acquisition of Sefina which is payable over two years. During the fiscal year ended June 30, 2012, the Company made contingent consideration payments of $11.9 million. The fair value of the contingent consideration was determined at the acquisition date using a probability weighted income approach based on the net present value of estimated payments and is re-measured in each reporting period. The contingent consideration was classified within Level 3 as management assumptions for the valuation included discount rates and estimated

11. Fair Value Measurements (continued)

probabilities of achievement of pre-tax income levels which are unobservable in the market. The assumed discount rate was 4.9%. The fair value of the contingent consideration is not significantly affected by changes in the discount rate, due to the short-term nature of the liability. Changes in fair value of the contingent consideration due to time value are recorded in other operating expenses. As of June 30, 2012, the balance of the contingent consideration was $4.1 million and the assumptions for the valuation did not materially change.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2012 (in millions)

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2012
Assets				
Derivative financial instruments	$—	$ —	$—	$ —
Assets held in funded deferred compensation plan	$7.4	$ 5.8	$—	$13.2
Liabilities				
Derivative financial instruments	$—	$11.2	$—	$11.2
Contingent consideration — Sefina acquisition	$—	$ —	$4.1	$ 4.1

The following table reconciles the change in the Level 3 liabilities for the year ended June 30, 2012 (in millions):

	Fair Value Measurements Using Significant Unobservable Inputs Level 3
Balances as of June 30, 2011	$ 17.8
Changes in fair value of contingent consideration	(0.2)
Payments	(11.9)
Unrealized foreign exchange loss on contingent consideration	(0.9)
Foreign currency translation adjustment	(0.7)
Balance as of June 30, 2012	$ 4.1

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis at June 30, 2012 (in millions)

	Balance at June 30, 2012	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Goodwill for DFS	$34.4	$—	$—	$34.4	$(17.7)(1)
DFS MILES Program	25.4	—	—	25.4	(10.0)(2)

(1) In accordance with ASC 350-20, goodwill with an initial carrying amount of $52.1 million was written down to its implied fair value of $34.4 million, resulting in an impairment charge of $17.7 million, which is included in earnings for the period.

11. Fair Value Measurements (continued)

(2) In accordance with ASC 360-10, the MILES program indefinite-lived intangible asset with an initial carrying amount of $35.4 million was written down to its fair value of $25.4 million, resulting in an impairment charge of $10.0 million, which is included in earnings for the period.

The table below presents the Company's financial assets and liabilities that are not measured at fair value in the consolidated balance sheets as of June 30, 2012.

Financial Assets and Liabilities Not Measured at Fair Value at June 30, 2011 and 2012 (in millions)

		Estimated Fair Value			
	Carrying Value June 30, 2011	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2011
Financial assets:					
Cash and cash equivalents	$189.0	$189.0	$ —	$ —	$189.0
Consumer loans, net	161.9	—	—	161.9	161.9
Pawn loans	136.2	—	—	136.2	136.2
Loans in default	13.8	—	—	13.8	13.8
Total financial assets	$500.9	$189.0	$ —	$311.9	$500.9
Financial liabilities:					
Global revolving credit facility	$ 65.9	$ —	$ 65.9	$ —	$ 65.9
10.375% Senior notes	600.0	658.5	—	—	658.5
2.875% Senior convertible notes	44.8	42.1	—	—	42.1
3.00% Senior convertible notes	120.0	154.5	—	—	154.5
Scandinavian credit facilities	67.6	—	67.6	—	67.6
Other debt	8.8	—	8.8	—	8.8
Total financial liabilities	$907.1	$855.1	$142.3	$ —	$997.4

11. Fair Value Measurements (continued)

	Carrying Value June 30, 2012	Estimated Fair Value: Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2012
Financial assets:					
Cash and cash equivalents	$ 224.0	$ 224.0	$ —	$ —	$ 224.0
Consumer loans, net	186.6	—	—	186.6	186.6
Pawn loans	153.9	—	—	153.9	153.9
Loans in default	29.6	—	—	29.6	29.6
Total financial assets	$ 594.1	$ 224.0	$ —	$370.1	$ 594.1
Financial liabilities:					
Global revolving credit facility	$ 22.0	$ —	$22.0	$ —	$ 22.0
10.375% Senior notes	600.0	661.5	—	—	661.5
3.25% Senior convertible notes	230.0	247.5	—	—	247.5
2.875% Senior convertible notes	44.8	46.7	—	—	46.7
3.00% Senior convertible notes	120.0	138.0	—	—	138.0
Scandinavian credit facilities	62.6	—	62.6	—	62.6
Other debt	8.3	—	8.3	—	8.3
Total financial liabilities	$1,087.7	$1,093.7	$92.9	$ —	$1,186.6

Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amount of cash and so near maturity that there is insignificant risk of changes in values because of changes in interest rates.

Consumer loans are carried on the consolidated balance sheet net of the allowance for estimated loan losses, which is calculated by applying historical loss rates combined with current collection patterns and current economic trends to the gross consumer loan balance. The unobservable inputs used to calculate the carrying value of consumer loans include historical loss rates and the current collection patterns and current economic trends. Consumer loans generally have terms ranging from 1 to 45 days.

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss provision in the period that the loan is placed in default status. The reserve is reviewed monthly and any change to the loan loss allowance as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provision. If the loans remain in a defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. The unobservable inputs used to calculate the carrying value of loans in default include historical loss rates and the current collection patterns and current economic trends.

Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). Pawn lawns are secured by the customer's pledged item, which is generally 50% to 80% of the appraised fair value of the pledged item, thus reducing the Company's exposure to losses on defaulted pawn loans. The Company's

11. Fair Value Measurements (continued)

historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of its pawn loans, the customer pays back the dollars borrowed, plus interest and fees, and the Company returns the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item either sold at auction or sold to a third party in the Company's retail stores within several weeks of the customer default. Except in very isolated instances, the amount received at auction or in the Company's store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above the Company's recorded asset are returned to the customer. The unobservable inputs used to calculate the carrying value of loans in default include historical redemption rates and the current redemption patterns and current economic trends, such as gold prices.

The fair value of the 10.375% Senior notes, the 3.25% Senior convertible notes, the 2.875% Senior Convertible Notes, and the 3.00% Senior convertible notes are based on quoted market prices.

The outstanding borrowings under the Company's Global Revolving Credit Facility and Scandinavian Credit Facilities are variable interest debt instruments and their fair value approximates their carrying value.

12. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and by the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

Certain parts of the Company's operations in Canada and Europe expose the Company to fluctuations in foreign exchange rates. The Company's goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. From time to time, the Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. dollar.

The Company maintains gold inventory in quantities expected to be sold in a reasonable period of time in the normal course of business. The Company generally enters into agreements for forward delivery. The prices paid in the forward delivery contracts are generally variable within a capped or collared price range. Forward derivative contracts on gold are entered into to manage the price risk associated with forecasted sales of gold inventory in the Company's pawn shops.

Cash Flow Hedges of Foreign Exchange Risk

Operations in Europe and Canada have exposed the Company to changes in foreign exchange rates. From time to time, the Company's U.K. and Canadian subsidiaries purchase investment securities denominated in a currency other than their functional currency. The subsidiaries from time to time hedge the related foreign exchange risk typically with the use of out of the money put options because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts.

12. Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Foreign Exchange Risk (continued)

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recognized directly in earnings. As of June 30, 2012, the Company did not have any outstanding foreign currency derivatives that were designated as hedges.

Cash Flow Hedges of Multiple Risks

Prior to the Company's refinancing activities in December 2009, the Company's foreign subsidiaries in the United Kingdom and Canada had variable-rate term loan borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. To hedge these risks, the Company had entered into cross-currency interest rate swaps. These derivatives were originally designated as cash flow hedges of both interest rate and foreign exchange risks. As a result of prepaying all of the outstanding term loans in both the United Kingdom and Canada, the Company discontinued hedge accounting prospectively on its outstanding cross currency swaps. The Company continues to report a net loss related to the discontinued cash flow hedges in accumulated other comprehensive income included in stockholders' equity, and is subsequently reclassifying this amount into earnings as an adjustment to interest expense over the remaining original term of the derivative (October 2012). At June 30, 2012, the balance remaining in accumulated other comprehensive income is $2.1 million ($1.6 million net of tax).

On April 27, 2012, the Company terminated all of its remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of its previously retired term bank loans. The cash payment to terminate the swaps was $55.7 million. Also on April 27, 2012, the Company entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. The new swaps will eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the cross-currency swap instruments that were no longer eligible for cash flow hedge accounting and therefore had their changes in fair value recorded directly in earnings, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity. The swaps mature on December 15, 2016. In addition, on April 20, 2012, the Company entered into swap agreements to hedge currency exchange risk related to intercompany transactions stemming from the convertible notes issued in April 2012. The swaps mature on April 12, 2017.

These new cross-currency swaps are designated as cash flow hedges of interest payments and principal repayments on its foreign denominated debt due to changes in foreign exchange rates. Because these derivatives are designated as cash flow hedges, the Company records the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in interest expense as an offset to the accrual of interest expense and in unrealized foreign exchange loss (gain) as an offset to the remeasurement of the foreign loan balances. As of the period ended June 30, 2012, there was no ineffectiveness on these cash flow hedges.

As of June 30, 2012, the Company had the following outstanding derivatives:

Foreign Currency Derivatives	Number of Instruments	Pay Notional	Receive Notional	Average Pay Fixed Strike Rate	Average Receive Fixed Strike Rate
GBP-USD Cross Currency Swaps	2	GBP 125,415,438	USD 200,000,000	10.057%	9.00%
USD-CAD Cross Currency Swaps	4	CAD 592,231,250	USD 600,000,000	12.445%	10.375%

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk

In the normal course of business, the Company maintains inventories of gold at its pawn shops. From time to time, the Company enters into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

As of June 30, 2012, the Company's subsidiary in the United Kingdom had the following outstanding derivatives:

Commodity Options	Number of Instruments	Notional (ounces of gold bullion)	Cap Price	Floor Price
Gold Collars (XAU/GBP)	5	5,800	£850-875	£1,168-1,280

The tables below present the fair values of the Company's derivative financial instruments on the consolidated balance sheet as of June 30, 2011 and 2012 (in millions).

Tabular Disclosure of Fair Values of Derivative Instruments

	Asset Derivatives As of June 30, 2011		Liability Derivatives As of June 30, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
Commodity Options	Derivatives	$—	Derivatives	$ 0.1
Cross Currency Swaps	Derivatives	—	Derivatives	73.8
Total derivatives not designated as hedging instruments		$—		$73.9

	Asset Derivatives As of June 30, 2012		Liability Derivatives As of June 30, 2012	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Cross Currency Swaps	Derivatives	$—	Derivatives	$11.2
Derivatives not designated as hedging instruments:				
Commodity Options	Derivatives	$—	Derivatives	$ —

The table below presents the effect of the Company's derivative financial instruments designated as cash flow hedges on the consolidated statement of operations for the years ending June 30, 2012 (in millions).

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2012

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Cross Currency Swaps	$(26.6)	Interest Expense	$ (2.1)
		Unrealized foreign exchange gain (loss)	22.6
Total	$(26.6)		$20.5

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

As of June 30, 2012, the Company anticipates reclassifying approximately $13.8 million of losses from accumulated other comprehensive income to earnings during the next twelve months, including the $2.1 million associated with the cross-currency swaps on which cash flow hedge accounting was discontinued.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company's agreements with certain of its derivative counterparties also contain provisions requiring it to maintain certain minimum financial covenant ratios related to its indebtedness. Failure to comply with the covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of June 30, 2012, the termination value of derivatives is a net liability position of $11.3 million. This amount includes accrued interest but excludes any adjustment for non-performance risk.

The table below presents the effect of the Company's derivative financial instruments not designated as hedges on the consolidated statement of operations for the years ending June 30, 2011 and 2012 (in millions).

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative	
		2011	2012
Commodity Options	Purchased gold costs	$ (0.1)	$(0.5)
Cross Currency Swaps	Interest expense	6.5(1)	6.5(1)
	Income tax provision	(1.7)(1)	(1.7)(1)
	Loss (gain) on derivatives not designated as hedges	39.3	(2.9)
Total		$44.0	$ 1.4

(1) Amounts reclassified out of accumulated other comprehensive income

13. Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income (loss), foreign currency translation adjustments and fair value adjustments for cash flow hedges (see Note 12). The following shows the comprehensive income for the periods stated (in millions):

	June 30,		
	2010	2011	2012
Net (loss) income	$ (5.7)	$64.2	$ 52.4
Foreign currency translation adjustment(1)	(7.8)	(0.1)	(17.2)
Fair value adjustments for derivatives, net(2)	0.5	—	(24.4)
Amortization of accumulated other comprehensive income related to dedesignated cash flow hedges(3)	1.9	4.9	4.7
Comprehensive (loss) income	(11.1)	69.0	15.5
Net income (loss) applicable to non-controlling interests	(0.3)	(0.5)	(0.6)
Comprehensive (loss) income attributable to DFC Global Corp.	$(10.8)	$69.5	$ 16.1

13. Comprehensive Income (continued)

(1) The ending balance of the foreign currency translation adjustments included in accumulated other comprehensive income on the balance sheet were gains (losses) of $13.3 million, $14.1 million and $(2.2) million as of June 30, 2010, 2011 and 2012, respectively.

(2) Net of $0.9 million and $6.7 million of tax for the years ended June 30, 2010 and 2012, respectively.

(3) Net of $1.6 million and $1.7 million of tax for the years ended June 30, 2011 and 2012, respectively.

Accumulated other comprehensive income, net of related tax, consisted of unrealized losses on terminated cross-currency interest rate swaps of $1.3 million at June 30, 2012, compared to $6.5 million of net unrealized losses on terminated cross-currency interest rate swaps at June 30, 2011.

14. Income Taxes

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings indefinitely. As of June 30, 2011 there were $61.8 million in undistributed foreign earnings. The majority of this balance is sourced from our UK operations as all earnings and profits from our Canadian activities were deemed dividended as a result of a loan from Canada to the U.S. This loan was fully repaid in fiscal year 2012. As of June 30, 2012, there are $113.1 million in undistributed foreign earnings. While management presently does not intend to do so, upon repatriation of these earnings, the Company could be subject to both US income taxes (subject to possible adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred US income tax liability and foreign withholding tax on these unremitted earnings is not practicable at this time because such liability is dependent upon circumstances existing if and when remittance occurs.

The Company's U.S. and foreign income before income taxes for the years ended June 30, 2010, 2011 and 2012 is set forth below (in millions):

	June 30,		
	2010	2011	2012
United States	$(20.3)	$ (10.7)	$ (34.8)
Foreign	36.5	113.1	130.5
Total	$ 16.2	$102.4	$ 95.7

The details of the Company's income tax provision for the years ended June 30, 2010, 2011 and 2012 are set forth below (in millions):

		June 30,		
		2010	2011	2012
Current:	U.S. Federal	$ —	$ —	$ (0.3)
	Foreign	16.5	20.5	34.9
	State	0.3	0.1	0.5
	Total	$16.8	$20.6	$35.1
Deferred:	U.S. Federal	$ 6.0	$ 7.3	$ 5.7
	Foreign	(0.6)	10.8	3.0
	Total	$ 5.4	$18.1	$ 8.7
Total income tax provision		$22.2	$38.7	$43.8

14. Income Taxes (continued)

Below is the reconciliation of income tax expense from the U.S. federal statutory rate to the Company's effective tax rate for the years ended June 30, 2010, 2011 and 2012 (in millions):

	June 30,		
	2010	2011	2012
Tax provision at federal statutory rate	$ 5.7	$35.8	$ 33.5
Add(deduct)			
State tax provision	0.3	0.1	—
Canadian withholding	0.5	—	—
Convertible debt discount	3.1	2.9	3.2
Effect of foreign operations	(3.4)	(9.8)	(12.6)
Change in uncertain tax position related to transfer pricing	2.5	2.8	2.0
Other permanent differences	4.1	8.5	7.0
Foreign exchange gain	0.6	—	—
UK goodwill amortization	0.2	0.3	0.4
Valuation allowance	8.6	(1.9)	10.3
Tax provision at effective tax rate	$22.2	$38.7	$ 43.8

The Company provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2012 and 2011 which amounted to $110.0 million and $100.5 million, respectively. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2012 was $65.4 million compared to $78.2 million at June 30, 2011. This decrease was the result of the utilization of a net operating loss carryforward for the year ended June 30, 2011. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. Included in the net operating loss carry forwards is $2.5 million of potential tax benefits that, if realized, would be an increase to additional paid in capital. The Company has foreign tax credit carry forwards of approximately $56.6 million, which will begin to expire in 2017 if not utilized. Included in the foreign tax credit carry forwards is $3.9 million of potential tax benefits that, if realized, would be an increase to additional paid in capital. Additionally, in fiscal 2007 the Company recorded a valuation allowance of $1.1 million against a Canadian foreign currency loss. This valuation allowance was utilized in connection with the repayment of the 2006 term debt, in December 2009, but was replaced by a $1.0 million valuation allowance related to the Canadian cross-currency interest rate swap. This has been reduced by $0.5 million related to a June 30, 2010 adjustment, and then reduced to zero at June 30, 2012 due to the identification of future capital gains against which to offset the remaining loss.

14. Income Taxes (continued)

The details of the Company's deferred tax assets and liabilities as of June 30, 2010, 2011 and 2012 are set forth below (in millions):

	June 30,		
	2010	2011	2012
Deferred tax assets			
Loss reserves	$ 2.8	$ 1.9	$ 2.7
Depreciation and amortization	10.3	6.7	25.1
Accrued compensation	3.8	5.7	6.5
Other accrued expenses	19.0	14.5	16.8
Net operating loss carryforwards	22.9	25.5	20.3
Foreign tax credit carryforwards	54.7	53.3	56.7
Foreign capital loss carryforwards	1.0	0.6	—
Foreign currency swaps	8.0	9.0	0.2
Other	0.2	3.8	3.7
Total deferred tax assets	122.7	121.0	132.0
Valuation Allowance	(84.9)	(88.3)	(84.7)
Net deferred tax asset	$ 37.8	$ 32.7	$ 47.3
Deferred tax liabilities			
Amortization and other temporary differences	$ (24.8)	$ (56.2)	$ (62.3)
Convertible debt discount	(14.6)	(11.4)	(25.3)
Total deferred tax liability	(39.4)	(67.6)	(87.6)
Net deferred tax liability	$ (1.6)	$ (34.9)	$ (40.3)

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which the Company refers to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce the Company's net operating losses or further limit its ability to utilize the net operating losses under the Code. The Company's follow-on equity offering in April 2011 did not impact this limitation. The net operating loss carry forward as of June 30, 2012 is $65.4 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $56.7 million. This represents an increase of $3.4 million for the period due mainly to the provision to return adjustment for June 30, 2011.

At June 30, 2011 and 2012 the Company had $14.2 million and $16.1 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate.

14. Income Taxes (continued)

The tax years ending June 30, 2008 through 2012 remain open to examination by the taxing authorities in the United States and the United Kingdom, tax years ending June 30, 2006 through 2012 for Canada, and tax years 2006 through 2012 for Sweden and Finland. The Canadian tax authorities have assessed tax for fiscal years ending June 30, 2006 and 2007, which we are contesting and for which a notice of objection has been filed. During the quarter ended December 31, 2011, the Canadian tax authorities proposed adjustments related to inter-company transfer pricing for the Canadian affiliate for the year ended June 30, 2008. We have not agreed with these proposed transfer pricing adjustments and are contesting them through the administrative process. The Canadian affiliate is also under audit for transfer pricing for the year ended June 30, 2009.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2012, the Company had approximately $2.0 million of accrued interest related to uncertain tax positions which represents a $0.4 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

A reconciliation of the liability for uncertain tax positions for fiscal 2012 follows (in millions):

Balance at June 30, 2011	$14.2
Net increases due to current year tax positions	1.9
Balance at June 30, 2012	$16.1

15. Loss on Extinguishment of Debt

On December 21, 2009, the Company entered into privately negotiated transactions with several holders of the 2027 Notes for the exchange of $120.0 million of the 2027 Notes for an equal amount of 2028 Notes. Pursuant to the accounting guidance related to convertible debt, those exchange transactions created a gain that was more than offset by the write-off of previously capitalized unamortized deferred debt costs associated with the offering of the 2027 Notes offered in June 2007. The net extinguishment gain was $0.2 million.

On December 23, 2009, the Company and its lenders amended and restated the 2006 Credit Agreement and the Company repaid a substantial portion of its term indebtedness there-under. All previously capitalized unamortized deferred debt costs were reclassified from the balance sheet and recorded as expense in the income statement. In addition, there was a non-cash charge related to our U.K. cross currency interest rate swaps that had been terminated in May 2009. The accumulated net loss at the time the swaps were terminated was a component of other comprehensive income and was being amortized over the remaining life of the related underlying U.K. term debt. Because the termination of the debt caused management to conclude that the future cash flows originally hedged would no longer occur, a proportional amount of the remaining other comprehensive income was reclassified from accumulated other comprehensive income and recorded as expense in the income statement.

In February 2010, the Company repurchased $35.2 million aggregate principal amount of its 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The repurchase transactions created a loss that included the write-off of previously capitalized unamortized deferred debt costs associated with the original 2027 Notes offered in June 2007. The net extinguishment loss was $0.7 million.

15. Loss on Extinguishment of Debt (continued)

The details related to all elements of the loss on extinguishment of debt during the fiscal year ended June 30, 2010 are as follows (in millions):

	Loss/(Gain)
Write-off of previously capitalized Term Loan deferred debt issuance costs, net	$ 4.9
Reclassification of other comprehensive income related to U.K. term debt repayment	3.9
Net gain on repurchase of 2027 Notes	(1.5)
Write-off of previously capitalized deferred debt issuance costs related to the 2027 Notes, net	2.0
Other	0.2
Total	$ 9.5

16. Loss on Store Closing and Other Restructuring

During the year ended June 30, 2010, the Company recorded additional expense related to store closures during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment of assumptions related to the sub-lease potential of some of the locations that were closed during fiscal 2009. The Company also recorded additional expenses of approximately $1.4 million for closures of other non-performing U.S. stores and $0.9 million of expense in relation to the buy-out of certain "We The People" franchises.

During the years ended June 30, 2011 and 2012, the Company recorded $0.9 million of store closing expense in each year related closures of underperforming and overlapping stores primarily in the United States and Canada. All store closing expenses were paid as of June 30, 2012.

17. Commitments

The Company has various non-cancelable operating leases for office and retail space and certain equipment with terms primarily ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $37.7 million, 48.0 million and $59.1 million for the years ended June 30, 2010, 2011 and 2012, respectively.

At June 30, 2012, future minimum lease payments for operating leases are as follows (in millions):

Year	Amount
2013	$ 56.3
2014	49.9
2015	42.6
2016	35.1
2017	28.2
Thereafter	66.0
Total	$278.1

18. Contingent Liabilities

Contingent Liabilities

The Company is subject to various asserted and unasserted claims during the course of business. Due to the uncertainty surrounding the litigation process, except for those matters for which an accrual is described below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. Although the outcome of many of these matters is currently not determinable,

18. Contingent Liabilities (continued)

Contingent Liabilities (continued)

the Company believes that it has meritorious defenses and that the ultimate cost to resolve these matters will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. In addition to the legal proceedings discussed below, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

The Company assesses the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company's defenses and the likelihood of plaintiffs' success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with the "Contingencies" Topic of the FASB Codification. An accrual for a loss contingency is recorded if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. When the liability with respect to a matter is reasonably possible, the Company estimates the possible loss or range of loss or determines why such an estimate cannot be made. This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's assessments.

Purported Canadian Class Actions

In 2003 and 2006, purported class actions were brought against NMM and Dollar Financial Group, Inc. in the Court of Queen's Bench of Alberta, Canada on behalf of a class of consumers who obtained short-term loans from NMM in Alberta, alleging, among other things, that the charge to borrowers in connection with such loans was usurious under Canadian federal law (the "Alberta Litigation"). The actions seek restitution and damages, including punitive damages. In April 2010, the plaintiffs in both actions indicated that they would proceed with their claims. Demands for arbitration were served on the plaintiff in each of the actions, and NMM has filed motions to enforce the arbitration clause and to stay the actions. To date, neither case has been certified as a class action. The Company is defending these actions vigorously.

In 2004, an action was filed against NMM in Manitoba on behalf of a purported class of consumers who obtained short-term loans from NMM. In early February 2012, a separate action was filed against NMM and DFG in Manitoba on behalf of a purported class of consumers which substantially overlaps with the purported class in the 2004 action. The allegations in each of these actions are substantially similar to those in the Alberta Litigation and, to date, neither action has been certified as a class action. If either or both of these actions proceed, the Company intends to seek a stay on the grounds that the plaintiffs entered into arbitration and mediation agreements with NMM with respect to the matters which are the subject of the actions. The Company intends to defend these actions vigorously.

As of June 30, 2012, an aggregate of approximately CAD 34.1 million is included in the Company's accrued liabilities relating to the purported Canadian class action proceedings pending in Alberta and Manitoba and for the settled class actions in Ontario, British Columbia, New Brunswick, Nova Scotia and Newfoundland that were settled by the Company in 2010. The settlements in those class action proceedings consisted of a cash component and vouchers to the class members for future services. The component of the accrual that relates to vouchers is approximately CAD 20.4 million, the majority of which is expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the purported class proceedings in Alberta and Manitoba described above and intend vigorously to defend against such remaining pending claims, the ultimate cost of resolution of such claims may exceed the amount accrued at June 30, 2012 and additional accruals may be required in the future.

18. Contingent Liabilities (continued)

Other Canadian Litigation

In 2006, two former employees commenced companion actions against NMM and Dollar Financial Group, Inc. The actions, which are pending in the Superior Court of Ontario, allege negligence on the part of the defendants in security training procedures and breach of fiduciary duty to employees in violation of applicable statutes. The companion lawsuits seek combined damages of CAD 5.0 million plus interest and costs. The Company continues to defend these actions vigorously and believes it has meritorious defenses.

In 2010, The Cash Store Financial Services, Inc. and its subsidiaries, The Cash Store Inc. and Instaloans Inc. ("Cash Store"), filed a complaint and motion for injunctive relief in Ontario Superior Court against NMM alleging trademark violations and false and misleading advertising, along with claims for CAD 60 million in damages, regarding NMM's print, television and internet advertising featuring Cash Store's higher payday loan costs compared to those of NMM. NMM filed its opposition to Cash Store's motion based, in part, on data gathered from Cash Store loan transactions that supported NMM's advertising statements. Prior to the hearing on the motion, the Cash Store abandoned its position to enjoin NMM's advertising, and the Court granted NMM's request for reimbursement from the Cash Store of NMMs' attorneys' fees incurred to defeat Cash Store's injunction motion. NMM filed a Statement of Defense to the action in May 2011, and no further action in the case has been taken by Cash Store. NMM intends to vigorously defend this matter and its advertising. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

California Legal Proceeding

In 2007, the San Francisco City Attorney (the "City Attorney") filed a complaint in the name of the People of the State of California alleging, among other things, that certain of the Company's subsidiaries violated California Business and Professions Code Section 17200 by either themselves making installment loans under the guise of marketing and servicing for co-defendant First Bank of Delaware (the "Bank") or by brokering installment loans made by the Bank in California in violation of the prohibition on usury contained in the California Constitution and the California Finance Lenders Law, and that they otherwise violated the California Finance Lenders Law and the California Deferred Deposit Transaction Law. In October 2011, the Company and the City Attorney entered into a settlement agreement pursuant to which the Company agreed (i) to pay $0.9 million to the City of San Francisco, and (ii) to contribute between $3.0 million and $7.5 million to a settlement fund to satisfy claims for restitution by customers who allegedly were damaged by these loans. As of June 30, 2012, $3.0 million is included in the Company's accrued liabilities relating to the settlement agreement.

19. Segment Information

The Company classifies its businesses into three reportable segments: Europe, Canada and United States Retail. These three reporting segments have been identified giving consideration to geographic area, products offered, regulatory environment and management's view of the business. The Company provides financial services primarily to unbanked and under-banked consumers and small businesses that are typically not well serviced by banks due to their lack of credit history, smaller transaction size and the necessity for a quick and convenient response. The types of service offered to this customer group is the primary commonality enjoining all of the Company's products and services and delivery channel methodologies. The Company's strategy is to deliver its various products and services through the most convenient means its customers are accustomed to and comfortable within each market, and in many instances a single customer may choose multiple delivery methods over time to access the same financial service or product. Due to similarities with respect to customer demographics, the Company's principal products and services may be offered in all of its geographic jurisdictions. The Europe reportable segment includes the Company's operating segments in the United Kingdom, the Sefina pawn business (acquired in December 2010) in Sweden and Finland, the Risicum Oyj Internet lending and telephony based

19. Segment Information (continued)

loans business (acquired in July 2011) in Finland and Sweden, the pawn business (acquired in March 2012) in Spain and the Company's businesses in Poland. These operating segments generally offer the same services distributed in similar fashions, have the same types of customers, are subject to similar regulatory requirements and have similar economic characteristics, allowing these operations to be aggregated into one reporting segment. The amounts reported as "Other", includes Dealers' Financial Services as well as all corporate headquarters expenses that support the expansion of the global business that have not been charged out to the reporting segments in Europe, Canada and United States Retail.

(In millions)

	Europe	Canada	United States Retail	Other	Total
2010					
Total assets	$288.6	$514.8	$255.4	$154.6	$1,213.4
Goodwill and other intangibles, net	105.9	182.1	206.1	114.9	609.0
Sales to unaffiliated customers:					
Consumer lending	105.9	147.9	65.7	—	319.5
Check cashing	33.6	69.4	46.5	—	149.5
Pawn service fees and sales	19.9	—	—	—	19.9
Money transfer fees	6.2	16.4	4.9	—	27.5
Gold sales	30.7	11.9	0.4	—	43.0
Other	17.2	31.2	10.3	15.2	73.9
Total sales to unaffiliated customers	213.5	276.8	127.8	15.2	633.3
Provision for loan losses	19.6	15.8	10.5	—	45.9
Depreciation and amortization	6.5	6.7	3.8	4.6	21.6
Interest expense, net	4.2	47.9	—	16.8	68.9
Loss on extinguishment of debt	4.7	3.6	—	1.2	9.5
Unrealized foreign exchange loss (gain)	8.0	2.2	—	(0.1)	10.1
Loss on derivatives not designated as hedges	—	12.9	—	—	12.9
Provision for litigation settlements	—	22.7	—	6.4	29.1
Loss on store closings	—	0.9	1.5	0.9	3.3
Other expense (income), net	1.0	(0.9)	—	2.1	2.2
Income (loss) before income taxes	32.8	3.7	2.9	(23.2)	16.2
Income tax provision (benefit)	10.2	5.2	16.3	(9.5)	22.2

19. Segment Information (continued)

(In millions)

	Europe	Canada	United States Retail	Other	Total
2011					
Total assets	$792.1	$465.6	$261.7	$142.1	$1,661.5
Goodwill and other intangibles, net	383.4	235.1	206.0	107.5	932.0
Sales to unaffiliated customers:					
Consumer lending	196.9	170.7	61.6	—	429.2
Check cashing	29.6	73.4	41.1	—	144.1
Pawn service fees and sales	48.0	—	—	—	48.0
Money transfer fees	8.1	19.2	4.8	—	32.1
Gold sales	29.3	14.7	2.5	—	46.5
Other	22.0	32.6	12.2	21.7	88.5
Total sales to unaffiliated customers	333.9	310.6	122.2	21.7	788.4
Provision for loan losses	46.4	19.8	7.4	—	73.6
Depreciation and amortization	12.7	7.7	2.6	8.4	31.4
Interest expense, net	8.2	65.2	—	17.4	90.8
Unrealized foreign exchange loss (gain)	2.0	(51.7)	—	2.7	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	39.3
(Proceeds from) provision for litigation settlements	—	(3.9)	—	0.2	(3.7)
Loss on store closings	0.1	0.5	0.4	(0.1)	0.9
Other expense (income), net	7.0	(2.3)	(0.8)	1.9	5.8
Income (loss) before income taxes	53.3	59.8	11.2	(21.9)	102.4
Income tax provision	17.9	13.4	5.7	1.7	38.7

19. Segment Information (continued)

(In millions)

	Europe	Canada	United States Retail	Other	Total
2012					
Total assets	$919.2	$450.0	$266.1	$131.2	$1,766.5
Goodwill and other intangibles, net	392.2	230.7	206.0	73.9	902.8
Sales to unaffiliated customers:					
Consumer lending	399.7	181.5	64.7	—	645.9
Check cashing	27.4	74.3	37.0	—	138.7
Pawn service fees and sales	80.8	0.1	—	—	80.9
Money transfer fees	10.9	22.3	5.2	—	38.4
Gold sales	52.0	13.8	5.1	—	70.9
Other	27.8	34.3	12.7	12.1	86.9
Total sales to unaffiliated customers	598.6	326.3	124.7	12.1	1,061.7
Provision for loan losses	104.1	18.8	8.6	—	131.5
Depreciation and amortization	27.7	9.2	2.4	9.1	48.4
Interest expense, net	24.6	68.6	—	9.6	102.8
Goodwill and other intangible assets impairment charge	—	—	—	27.7	27.7
Unrealized foreign exchange (gain) loss	(0.5)	12.0	—	—	11.5
Gain on derivatives not designated as hedges	—	(2.9)	—	—	(2.9)
Provision for litigation settlements	0.1	0.1	3.9	—	4.1
Loss on store closings	0.1	0.4	0.3	0.1	0.9
Other expense (income), net	1.4	(1.6)	0.1	1.4	1.3
Income (loss) before income taxes	92.4	38.0	13.0	(47.8)	95.6
Income tax provision	24.4	13.4	3.3	2.7	43.8

20. Subsidiary Guarantor Financial Information

National Money Mart Company's payment obligations under its 10.375% Senior Notes due 2016 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by DFC and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries (the "Guarantors").

The Guarantees of the 2016 Notes are:

- senior unsecured obligations of the applicable Guarantor;
- rank equal in right or payment with existing and future unsubordinated indebtedness of the applicable Guarantor;
- rank senior in right of payment to all existing and future subordinated indebtedness of the applicable Guarantor; and
- effectively junior to any indebtedness of such Guarantor, including indebtedness under the Company's Global Revolving Credit Facility, which is secured by assets of such Guarantor to the extent of the value of the assets securing such Indebtedness.

Separate financial statements of each subsidiary Guarantor have not been presented because they are not required by applicable law and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2011 and June 30, 2012 and the condensed consolidating statements of operations and cash flows for the years ended June 30, 2010, 2011 and 2012 of DFC Global Corp., National Money Mart Company, the combined Guarantors, the combined Non-Guarantors and the consolidated Company.

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Year ended June 30, 2010
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$147.9	$ 65.7	$105.9	$ —	$319.5
Check cashing	—	69.4	46.5	33.6	—	149.5
Other	—	59.5	15.6	89.2	—	164.3
Total revenues	—	276.8	127.8	228.7	—	633.3
Operating expenses:						
Salaries and benefits	—	58.1	49.3	46.6	—	154.0
Provision for loan losses	—	15.8	10.6	19.5	—	45.9
Occupancy	—	16.1	14.0	13.2	—	43.3
Purchased gold costs	—	7.3	0.2	22.9	—	30.4
Depreciation	—	5.4	3.7	5.2	—	14.3
Other	—	39.0	23.0	37.1	—	99.1
Total operating expenses	—	141.7	100.8	144.5	—	387.0
Operating margin	—	135.1	27.0	84.2	—	246.3
Corporate and other expenses:						
Corporate expenses	—	20.8	50.3	15.7	—	86.8
Intercompany charges	—	20.0	(30.3)	10.3	—	—
Other depreciation and amortization	—	1.3	1.4	4.6	—	7.3
Interest expense, net	15.1	47.9	1.8	4.1	—	68.9
Loss on extinguishment of debt	0.5	3.6	0.7	4.7	—	9.5
Unrealized foreign exchange gain	—	2.2	(0.1)	8.0	—	10.1
Loss on derivatives not designated as hedges	—	12.9	—	—		12.9
Provision for litigation settlements	—	22.7	6.4	—	—	29.1
Loss on store closings	—	0.9	1.5	0.9	—	3.3
Other income, net	—	0.6	(139.1)	0.7	140.0	2.2
(Loss) income before income taxes	(15.6)	2.2	134.4	35.2	(140.0)	16.2
Income tax provision	(0.3)	5.1	7.1	10.3	—	22.2
Net (loss) income	(15.3)	(2.9)	127.3	24.9	(140.0)	(6.0)
Less: Net loss attributable to non-controlling interests	—	—	—	(0.3)	—	(0.3)
Equity in net (loss) income of subsidiaries:						
National Money Mart Company	(2.9)	—	—	—	2.9	—
Guarantors	127.3	—	—	—	(127.3)	—
Non-guarantors	25.2	—	—	—	(25.2)	—
Net (loss) income attributable to DFC Global Corp.	$134.3	$ (2.9)	$ 127.3	$ 25.2	$(289.6)	$ (5.7)

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2010
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 134.3	(2.9)	127.3	24.9	(289.6)	$ (6.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Undistributed income of subsidiaries	(149.6)	—	—	—	149.6	—
Depreciation and amortization	0.6	8.6	5.9	9.9	—	25.0
Loss on extinguishment of debt	0.5	3.6	0.7	4.7	—	9.5
Change in fair value of derivatives not designated as hedges	—	3.6	—	—	—	3.6
Provision for loan losses	—	15.8	10.5	19.6	—	45.9
Non-cash stock compensation	5.8	—	—	—	—	5.8
Losses on disposal of fixed assets	—	0.3	0.8	0.1	—	1.2
Unrealized foreign exchange loss (gain)	—	1.9	(0.1)	8.1	—	9.9
Deferred tax provision (benefit)	—	0.1	6.0	(4.6)	—	1.5
Accretion of debt discount and deferred issuance costs	8.9	3.6	0.1	0.8	—	13.4
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loan fees and service charges receivables	—	—	—	(1.4)	—	(1.4)
Increase in finance and service charges receivable	—	(3.1)	(2.2)	(6.0)	—	(11.3)
(Increase) decrease in other receivables	—	(2.1)	(0.5)	(1.0)	0.3	(3.3)
Decrease (increase) in prepaid expenses and other	—	10.6	(2.2)	4.1	(18.5)	(6.0)
Provision for litigation settlements	—	19.8	—	4.8	—	24.6
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1.2	4.4	(7.8)	6.6	18.2	22.6
Net cash provided by operating activities	1.7	64.2	138.5	70.6	(140.0)	135.0
Cash flows from investing activities:						
Net increase in consumer loans	—	(15.0)	(7.2)	(26.4)	—	(48.6)
Originations of pawn loans	—	—	—	(38.1)	—	(38.1)
Repayment of pawn loans	—	—	—	38.4	—	38.4
Acquisitions, net of cash acquired	—	—	(0.3)	(154.7)	—	(155.0)
Additions to property and equipment	—	(7.4)	(6.7)	(15.3)	—	(29.4)
Net decrease (increase) in due from affiliates	36.3	(270.6)	(134.5)	228.8	140.0	—
Net cash provided by (used in) investing activities	36.3	(293.0)	(148.7)	32.7	140.0	(232.7)
Cash flows from financing activities:						
Proceeds from sale of 10.375% Senior Notes due 2016	—	596.4	—	—	—	596.4
Proceeds from the exercise of stock options	1.5	—	—	—	—	1.5
Repayment of term loan notes	—	(286.7)	—	(82.5)	—	(369.2)
Other debt payments	—	—	—	(7.0)	—	(7.0)
Repurchase of convertible debt	(32.0)	—	—	—	—	(32.0)
Payment of debt issuance and other costs	(2.2)	(15.8)	(1.8)	(0.1)	—	(19.9)
Net cash (used in) provided by financing activities	(32.7)	293.9	(1.8)	(89.6)	—	169.8
Effect of exchange rate changes on cash and cash equivalents	—	15.1	—	(5.5)	—	9.6
Net increase (decrease) in cash and cash equivalents	5.3	80.2	(12.0)	8.2	(0.0)	81.7
Cash and cash equivalents balance-beginning of period	0.1	138.4	30.3	40.8	—	209.6
Cash and cash equivalents balance-end of period	$ 5.4	$ 218.6	$ 18.3	$ 49.0	$ (0.0)	$ 291.3

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2011
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets						
Cash and cash equivalents	$ —	$ 95.2	$ 23.2	$ 70.6	$ —	$ 189.0
Consumer loans, net	—	35.7	23.2	103.0	—	161.9
Pawn loans	—	0.1	—	136.1	—	136.2
Loans in default, net	—	5.0	0.1	8.7	—	13.8
Other receivables	0.3	17.0	3.7	10.6	—	31.6
Prepaid expenses and other current assets	—	6.0	6.6	25.9	—	38.5
Total current assets	0.3	159.0	56.8	354.9	—	571.0
Deferred tax asset, net of valuation allowance	—	20.2	—	1.1	—	21.3
Intercompany receivables	392.7	148.0	—	—	(540.7)	—
Property and equipment, net	—	30.8	16.4	51.0	—	98.2
Goodwill and other intangibles	—	235.1	313.5	383.4	—	932.0
Debt issuance costs, net	1.1	16.0	1.6	2.3	—	21.0
Investment in subsidiaries	163.2	302.0	56.3	—	(521.5)	—
Other	—	0.8	17.1	0.1	—	18.0
Total Assets	$557.3	$911.9	$461.7	$792.8	$(1,062.2)	$1,661.5
Current Liabilities						
Accounts payable	$ 0.6	$ 16.0	$ 12.8	$ 31.7	$ —	$ 61.1
Income taxes payable	—	0.5	1.3	11.9	—	13.7
Accrued expenses and other liabilities	0.9	32.7	26.2	38.6	—	98.4
Debt due within one year	—	—	6.5	89.2	—	95.7
Total current liabilities	1.5	49.2	46.8	171.4	—	268.9
Fair value of derivatives	—	73.8	—	0.1	—	73.9
Long-term deferred tax liability	—	14.3	25.4	16.5	—	56.2
Long-term debt	131.6	597.0	—	46.6	—	775.2
Intercompany payables	—	—	214.0	326.7	(540.7)	—
Other non-current liabilities	—	38.8	18.3	7.3	—	64.4
Total liabilities	133.1	773.1	304.5	568.6	(540.7)	1,238.6
Total DFC Global Corp. stockholders' equity	424.2	138.8	157.2	224.7	(521.5)	423.4
Non-controlling interest	—	—	—	(0.5)	—	(0.5)
Total stockholders' equity	424.2	138.8	157.2	224.2	(521.5)	422.9
Total Liabilities and Stockholders' Equity	$557.3	$911.9	$461.7	$792.8	$(1,062.2)	$1,661.5

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations Year ended June 30, 2011 (In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$170.7	$ 61.6	$196.9	$ —	$429.2
Check cashing	—	73.4	41.1	29.6	—	144.1
Other	—	66.5	41.2	107.4	—	215.1
Total revenues	—	310.6	143.9	333.9	—	788.4
Operating expenses:						
Salaries and benefits	—	63.1	50.3	66.5	—	179.9
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Occupancy	—	18.3	13.1	19.6	—	51.0
Purchased gold costs	—	8.8	1.5	20.7	—	31.0
Depreciation	—	6.0	2.8	8.0	—	16.8
Other	—	40.7	24.7	63.5	—	128.9
Total operating expenses	—	156.8	99.7	224.7	—	481.2
Operating margin	—	153.8	44.2	109.2	—	307.2
Corporate and other expenses:						
Corporate expenses	—	23.3	61.6	19.2	—	104.1
Intercompany charges	—	21.9	(36.9)	15.0	—	—
Other depreciation and amortization	—	1.7	8.2	4.7	—	14.6
Interest expense, net	13.7	65.1	3.8	8.2	—	90.8
Unrealized foreign exchange loss (gain)	—	(51.7)	2.7	2.0	—	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	—	39.3
Provision for litigation settlements	—	(3.9)	0.2	—	—	(3.7)
Loss on store closings	—	0.5	0.3	0.1	—	0.9
Other expense (income), net	—	0.2	(1.3)	6.9	—	5.8
(Loss) income before income taxes	(13.7)	57.4	5.6	53.1	—	102.4
Income tax (benefit) provision	—	13.4	7.4	17.9	—	38.7
Net (loss) income	(13.7)	44.0	(1.8)	35.2	—	63.7
Less: Net loss attributable to non-controlling interests	—	—	—	(0.5)	—	(0.5)
Equity in net income (loss) of subsidiaries:						
National Money Mart Company	44.0	—	—	—	(44.0)	—
Guarantors	(1.8)	—	—	—	1.8	—
Non-guarantors	35.7	—	—	—	(35.7)	—
Net income (loss) attributable to DFC Global Corp.	$ 64.2	$ 44.0	$ (1.8)	$ 35.7	$(77.9)	$ 64.2

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2011
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 64.2	$ 44.0	$ (1.8)	$ 35.2	$(77.9)	$ 63.7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Undistributed income of subsidiaries	(77.9)	—	—	—	77.9	—
Depreciation and amortization	0.4	10.5	11.9	12.7	—	35.5
Change in fair value of derivatives not designated as hedges	—	20.7	—	—		20.7
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Non-cash stock compensation	4.6	—	—	—	—	4.6
Losses (gains) on disposal of fixed assets	—	0.3	(0.2)	—	—	0.1
Unrealized foreign exchange (gain) loss	—	(52.0)	—	4.6	—	(47.4)
Deferred tax provision	—	9.3	7.4	0.1	—	16.8
Accretion of debt discount and deferred issuance costs	8.4	6.9	—	—	—	15.3
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loan fees and service charges receivable	—	—	—	(5.6)	—	(5.6)
Increase in finance and service charges receivable	—	(3.2)	(1.7)	(12.4)	—	(17.3)
(Increase) decrease in other receivables	—	(1.4)	0.1	(4.8)	—	(6.1)
Decrease (increase) in prepaid expenses and other	—	0.1	(2.8)	(3.8)	—	(6.5)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1.0	(30.8)	3.2	(9.1)	—	(35.7)
Net cash provided by operating activities	0.7	24.3	23.4	63.3	—	111.7
Cash flows from investing activities:						
Net increase in consumer loans	—	(16.4)	(7.3)	(54.0)	—	(77.7)
Originations of pawn loans	—	—	—	(115.8)	—	(115.8)
Repayment of pawn loans	—	—	—	98.7	—	98.7
Acquisitions, net cash acquired	—	(36.3)	1.4	(244.4)	—	(279.3)
Additions to property and equipment	—	(8.1)	(6.8)	(26.5)	—	(41.4)
Net (increase) decrease in due from affiliates	(139.7)	(100.2)	(12.3)	252.2	—	—
Net cash used in investing activities	(139.7)	(161.0)	(25.0)	(89.8)	—	(415.5)
Cash flows from financing activities:						
Proceeds from exercise of stock options	3.2	—	—	—	—	3.2
Proceeds from offering of common stock, net	130.2	—	—	—	—	130.2
Net increase in revolving credit facilities	—	—	6.5	59.5	—	66.0
Payment of contingent consideration and acquisition installment payments	—	—	—	(9.9)	—	(9.9)
Payment of debt issuance and other costs	0.2	(2.8)	—	(2.4)	—	(5.0)
Net cash provided by (used in) financing activities	133.6	(2.8)	6.5	47.2	—	184.5
Effect of exchange rate changes on cash and cash equivalents	—	16.1	—	0.9	—	17.0
Net (decrease) increase in cash and cash equivalents	(5.4)	(123.4)	4.9	21.6	—	(102.3)
Cash and cash equivalents balance-beginning of period	5.4	218.6	18.3	49.0	—	291.3
Cash and cash equivalents balance-end of period	$ —	$ 95.2	$ 23.2	$ 70.6	$ —	$ 189.0

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2012
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets						
Cash and cash equivalents	$ 0.3	$ 96.2	$ 35.2	$ 92.3	$ —	$ 224.0
Consumer loans, net	—	37.9	22.9	125.8	—	186.6
Pawn loans, net	—	0.3	—	153.6	—	153.9
Loans in default, net	—	3.9	0.4	25.3	—	29.6
Other receivables	0.3	7.9	4.5	21.3	—	34.0
Prepaid expenses and other current assets	—	5.6	8.3	36.1	—	50.0
Total current assets	0.6	151.8	71.3	454.4	—	678.1
Deferred tax asset, net of valuation allowance	—	20.5	—	1.3	—	21.8
Intercompany receivables	582.9	—	—	—	(582.9)	—
Property and equipment, net	—	30.8	19.5	70.3	—	120.6
Goodwill and other intangibles	—	230.7	279.9	392.2	—	902.8
Debt issuance costs, net	7.4	11.9	1.8	1.1	—	22.2
Investment in subsidiaries	195.7	457.1	124.3	—	(777.1)	—
Other	—	0.8	20.2	—	—	21.0
Total Assets	$786.6	$903.6	$517.0	$919.3	$(1,360.0)	$1,766.5
Current Liabilities						
Accounts payable	$ 0.6	$ 16.5	$ 14.9	$ 20.1	$ —	$ 52.1
Income taxes payable	—	—	1.4	14.3	—	15.7
Accrued expenses and other liabilities	2.4	29.2	34.5	33.8	—	99.9
Current portion of long-term debt	—	—	22.0	8.3	—	30.3
Total current liabilities	3.0	45.7	72.8	76.5	—	198.0
Fair value of derivatives	—	6.9	—	4.3	—	11.2
Long-term deferred tax liability	—	16.4	31.2	14.7	—	62.3
Long-term debt	322.3	597.4	—	62.6	—	982.3
Intercompany payables	—	21.7	192.7	368.5	(582.9)	—
Other non-current liabilities	—	25.5	21.1	5.9	—	52.5
Total liabilities	325.3	713.6	317.8	532.5	(582.9)	1,306.3
Mandatorily redeemable preferred shares	—	—	—	58.3	(58.3)	—
Total DFC Global Corp. stockholders' equity	461.3	190.0	199.2	329.6	(718.8)	461.3
Non-controlling interest	—	—	—	(1.1)	—	(1.1)
Total stockholders' equity	461.3	190.0	199.2	328.5	(718.8)	460.2
Total Liabilities and Stockholders' Equity	$786.6	$903.6	$517.0	$919.3	$(1,360.0)	$1,766.5

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Year ended June 30, 2012
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$181.5	$ 64.8	$399.6	$ —	$ 645.9
Check cashing	—	74.3	37.0	27.4	—	138.7
Other	—	70.5	35.0	171.6	—	277.1
Total revenues	—	326.3	136.8	598.6	—	1,061.7
Operating expenses:						
Salaries and benefits	—	64.8	48.7	107.9	—	221.4
Provision for loan losses	—	18.8	8.6	104.1	—	131.5
Occupancy	—	21.1	13.0	27.6	—	61.7
Purchased gold costs	—	8.4	3.1	45.4	—	56.9
Depreciation	—	5.8	2.6	13.7	—	22.1
Other	—	42.4	23.6	114.8	—	180.8
Total operating expenses	—	161.3	99.6	413.5	—	674.4
Operating margin	—	165.0	37.2	185.1	—	387.3
Corporate and other expenses:						
Corporate expenses	2.4	20.5	70.1	27.0	—	120.0
Intercompany charges	—	26.5	(52.6)	26.1	—	—
Other depreciation and amortization	—	3.4	8.9	14.0	—	26.3
Interest expense, net	14.6	72.2	(5.0)	21.0	—	102.8
Goodwill and other intangible assets impairment charge	—	—	27.7	—	—	27.7
Unrealized foreign exchange loss (gain)	—	12.0	—	(0.5)	—	11.5
Gain on derivatives not designated as hedges	—	(2.9)	—	—	—	(2.9)
Provision for litigation settlements	—	0.1	3.9	0.1	—	4.1
Loss on store closings	—	0.4	0.4	0.1	—	0.9
Other expense (income), net	—	1.4	(1.8)	1.7	—	1.3
(Loss) income before income taxes	(17.0)	31.4	(14.4)	95.6	—	95.6
Income tax provision	—	13.5	5.9	24.4	—	43.8
Net (loss) income	(17.0)	17.9	(20.3)	71.2	—	51.8
Less: Net loss attributable to non-controlling interests	—	—	—	(0.6)	—	(0.6)
Equity in net income (loss) of subsidiaries:						
National Money Mart Company	17.9	—	—	—	(17.9)	—
Guarantors	(20.3)	—	—	—	20.3	—
Non-guarantors	71.8	—	—	—	(71.8)	—
Net income (loss) attributable to DFC Global Corp.	$ 52.4	$ 17.9	$(20.3)	$ 71.8	$(69.4)	$ 52.4

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2012
(In millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 52.4	17.9	(20.3)	71.2	$(69.4)	$ 51.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Undistributed income of subsidiaries	(69.4)	—	—	—	69.4	—
Depreciation and amortization	0.7	12.4	12.4	28.1	—	53.6
Goodwill and other intangible assets impairment charge	—	—	27.7	—	—	27.7
Change in fair value of derivative not designated as a hedge	—	(17.7)	—	—	—	(17.7)
Provision for loan losses	—	18.8	8.6	104.1	—	131.5
Non-cash stock compensation	7.2	—	—	—	—	7.2
Loss on disposal of fixed assets	—	0.1	0.5	0.2	—	0.8
Unrealized foreign exchange loss (gain)	—	12.0	—	(0.5)	—	11.5
Deferred tax provision (benefit)	—	6.7	5.7	(2.0)	—	10.4
Accretion of debt discount and deferred issuance costs	11.0	6.9	—	—	—	17.9
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loans fees and service charges receivable	—	—	—	(5.5)	—	(5.5)
Increase in finance and service charges receivable	—	(2.6)	(0.5)	(14.9)	—	(18.0)
Decrease (increase) in other receivables	—	8.7	(0.8)	(9.0)	—	(1.1)
Increase in prepaid expenses and other	—	0.1	(5.0)	(7.3)	—	(12.2)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	0.9	(13.1)	7.8	22.2	—	17.8
Net cash provided by operating activities	2.8	50.2	36.1	186.6	—	275.7
Cash flows from investing activities:						
Net increase in consumer loans	—	(19.0)	(8.1)	(114.8)	—	(141.9)
Originations of pawn loans	—	—	—	(279.7)	—	(279.7)
Repayment of pawn loans	—	—	—	262.1	—	262.1
Acquisitions, net of cash acquired	—	(10.2)	—	(76.9)	—	(87.1)
Additions to property and equipment	—	(10.0)	(8.5)	(38.2)	—	(56.7)
Net (increase) decrease in due from affiliates	(190.2)	52.3	(21.9)	159.8	—	—
Net (cash used) provided by in investing activities	(190.2)	13.1	(38.5)	(87.7)	—	(303.3)
Cash flows from financing activities:						
Proceeds from the exercise of stock options	2.7	—	—	—	—	2.7
Proceeds from convertible debt	230.0	—	—	—	—	230.0
Proceeds from issuance of debt	—	—	—	10.6	—	10.6
Net increase (decrease) in revolving credit facilities	—	—	15.5	(68.1)	—	(52.6)
Termination of cross currency swaps	—	(55.7)	—	—	—	(55.7)
Proceeds from issuance of warrants	30.3	—	—	—	—	30.3
Purchase of call spread option	(50.3)	—	—	—	—	(50.3)
Repurchase of DFC Stock	(15.9)	—	—	—	—	(15.9)
Payment of contingent consideration and acquisition installment payments	—	—	—	(17.6)	—	(17.6)
Payment of debt issuance and other costs	(9.1)	0.2	(1.1)	0.8	—	(9.2)
Net cash provided by (used in) financing activities	187.7	(55.5)	14.4	(74.3)	—	72.3
Effect of exchange rate changes on cash and cash equivalents	—	(6.8)	—	(2.9)	—	(9.7)
Net increase in cash and cash equivalents	0.3	1.0	12.0	21.7	—	35.0
Cash and cash equivalents balance-beginning of period	—	95.2	23.2	70.6	—	189.0
Cash and cash equivalents balance-end of period	$ 0.3	$ 96.2	$ 35.2	$ 92.3	$ —	$ 224.0

21. Unaudited Quarterly Operating Results

Summarized quarterly financial data for the fiscal years ended June 30, 2012 and 2011 are as follows:

	Three Months Ended				Year Ended
	September 30	December 31	March 31	June 30	June 30
	(Unaudited) (In millions except per share data)				
Fiscal 2012:					
Revenues	$261.6	$263.4	$270.0	$266.7	$1,061.7
Income before income taxes(1)	$ 8.9	$ 38.5	$ 41.0	$ 7.2(2)	$ 95.6
Net (loss) income attributable to DFC Global Corp.(1)	$ (1.8)	$ 26.6	$ 31.8	$ (4.2)(2)	$ 52.4
Basic earnings per share	$(0.04)	$ 0.61	$ 0.72	$(0.09)	$ 1.20
Diluted earnings per share	$(0.04)	$ 0.59	$ 0.70	$(0.09)	$ 1.16
Fiscal 2011:					
Revenues	$174.2	$182.5	$197.8	$233.9	$ 788.4
Income before income taxes	$ 18.2	$ 30.3	$ 25.3	$ 28.6	$ 102.4
Net income attributable to DFC Global Corp.	$ 11.8	$ 19.6	$ 15.3	$ 17.5	$ 64.2
Basic earnings per share	$ 0.32	$ 0.54	$ 0.42	$ 0.41	$ 1.69
Diluted earnings per share	$ 0.32	$ 0.52	$ 0.40	$ 0.39	$ 1.62

(1) The Company corrected certain immaterial prior period errors which resulted in a $0.4 million, $0.4 million and $0.5 million increase in income before income taxes for the quarters ended September 30, 2011, December 31, 2011 and March 31, 2012, respectively. The correction of these certain prior period errors also resulted in a $0.3 million, $0.4 million and $0.3 million increase in net income for the quarters ended September 30, 2011, December 31, 2011 and March 31, 2012, respectively. See Note 1 for further details.

(2) Includes a goodwill and other intangible asset impairment charge of $27.7 million related to DFS.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company acquired Risicum Oyj (Risicum) on July 6, 2011 and Super Efectivo S.L. (Super Efectivo) on March 15, 2012. These companies are included in our 2012 financial statements as of the dates of the acquisitions and accounted for 14.6% and 0.4% of net income, respectively, and 3.0% and 0.6% of consolidated total assets, respectively, of the Company for the year ended June 30, 2012. Because of the timing of the acquisitions, the internal controls over financial reporting of Risicum and Super Efectivo were excluded from a formal evaluation of effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures. The Company is evaluating changes to processes, information technology systems and other components of internal controls over financial reporting as part of its ongoing integration activities.

Changes in Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Our management's annual report on internal control over financial reporting required by this Items is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(b) Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(a) Changes in Internal Control Over Financial Reporting

DFC Global Corp.'s principal executive officer and principal financial officer have concluded that the Risicum and Super Efectivo acquisitions created a material change to its internal control over financial reporting. Risicum and Super Efectivo are significant subsidiaries for DFC Global Corp. that operated under their pre-acquisition internal control over financial reporting for the time from acquisition through June 30, 2012. DFC Global Corp. has expanded its consolidation and disclosure controls and procedures to include the acquired companies, and DFC Global Corp. continues to assess the current internal control over financial reporting at Risicum and Super Efectivo.

Item 9B. *OTHER INFORMATION.*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors and Officers

We incorporate by reference the information required by this Item from the information set forth under the captions "Board of Directors", "Executive Officers and Executive Compensation", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Practices and Structure of the Board of Directors" in our definitive proxy statement for our 2012 annual meeting of stockholders, to be filed within 120 days after the end of the year covered by this Annual Report on Form 10-K, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "2012 Proxy Statement").

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The Code of Business Conduct and Ethics (the "Code") is publicly available on our website at http://www.dfcglobalcorp.com/ethics.asp. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

We incorporate by reference the information required by this Item from the information set forth under the captions "Executive Officers and Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2012 Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

We incorporate by reference the information required by this Item from the information set forth under the caption "Securities Ownership" in our 2012 Proxy Statement.

Securities Authorized For Issuance Under Equity Compensation Plans As of June 30, 2012:

The following table sets forth, as of June 30, 2012, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation Plans approved by Stockholders:			
Options	3,256,543	$13.17	5,278,234(a)
Restricted Shares/Restricted Stock Unit Awards	743,161	(b)	(a)
Equity compensation Plans not approved by Stockholders	—	—	—
Total	3,999,704	$13.17	5,278,234

(a) On November 11, 2010, DFC's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of DFC's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 10,500,000; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by DFC to the award recipient.

(b) Not applicable

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

We incorporate by reference the information required by this Item from the information set forth under the captions "Practices and Structure of the Board of Directors" and "Certain Relationships and Related Transactions" in our 2012 Proxy Statement.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

We incorporate by reference the information required by this Item from the information set forth under the caption "Independent Registered Public Accounting Firm" in our 2012 Proxy Statement.

PART IV

Item 15. *EXHIBITS , FINANCIAL STATEMENT SCHEDULES*

(a) Documents Filed as Part of this Report.

(1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report on Form 10-K are listed in Item 8 hereof. No additional financial statements are filed herein or are attached as exhibits hereto.

(2) Financial Statement Schedules. All financial statement schedules have been omitted here because they are not applicable, not required or the information is shown in the financial statements or related notes.

(3) Exhibits.

Exhibit No.	Description of Document
2.1	Asset Purchase Agreement, by and among CCS Financial Services, Inc., Allen Eager, the Allen Eager Revocable Trust, Paul P. Hauser, Barry E. Hershman, and the Barry E. Hershman Revocable Trust and Check Mart of Florida, Inc., dated October 11, 2007(8)
2.2	Purchase Agreement dated as of October 28, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(15)
2.3	Amendment to Purchase Agreement dated as of December 23, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(16)
2.4	Stock Purchase Agreement dated December 2, 2010 between NSF Nordic Special Finance AB and Dollar Financial U.K. Limited(18)
2.5	Share Purchase Agreement dated December 31, 2010 among Dollar Financial U.K. Limited, Dollar Financial Corp., CCRT International Holdings B.V. and CompuCredit Holdings Corporation(21)
3.1(a)	Amended and Restated Certificate of Incorporation of DFC Global Corp. (formerly Dollar Financial Corp.), as amended(24)
3.1(b)	Amended and Restated Bylaws of DFC Global Corp. (formerly known as Dollar Financial Corp.), as amended(24)
4.1	Indenture dated June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027(5)
4.2	Registration Rights Agreement dated June 27, 2007 by and among Dollar Financial Corp. and Wachovia Capital Markets, LLC and Bear, Sterns & Co. Inc., as representatives of the initial purchasers(5)
4.3	Indenture dated December 23, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028(16)
4.4	Indenture dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and U.S. Bank National Association, as trustee, governing the terms of the 10.375% Senior Notes due 2016(16)
4.5	Registration Rights Agreement dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the initial purchasers(16)
4.6	Supplemental Indenture dated December 2, 2010 among DFG Acquisition Services, Inc., Military Financial Services, LLC, Dealers' Financial Services, LLC and U.S. Bank National Association, as trustee(19)

Exhibit No.	Description of Document
4.7	Guarantee dated December 2, 2010 executed by DFG Acquisition Services, Inc., Military Financial Services, LLC and Dealers' Financial Services, LLC(19)
4.8	Supplemental Indenture dated February 25, 2011 between Dollar Financial U.S., Inc. and U.S. Bank National Association, as trustee(22)
4.9	Guarantee dated February 25, 2011 executed by Dollar Financial U.S., Inc.(22)
10.1	Second Amended and Restated Credit Agreement dated as of March 3, 2011 among Dollar Financial Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited and Instant Cash Loans Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent and as Security Trustee, and a syndicate of lenders(20)
10.2	First Amendment to Second Amended and Restated Credit Agreement dated as of December 23, 2011 among DFC Global Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited and Instant Cash Loans Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent and as Security Trustee, and a syndicate of lenders(27)
10.3	Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P. Bridge Street Fund 1998, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain signatories thereto and DFG Holdings, Inc.(1)
10.4	Amendment No. 2 to Second Amended and Restated Stockholders Agreement, dated as of April 14, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and Jeffrey Weiss(2)
10.5	Amendment No. 3 to Second Amended and Restated Stockholders Agreement, dated as of July 6, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., and Jeffrey Weiss(3)
10.6	Form of Director Indemnification Agreement(2)
10.7*	Amended and Restated Employment Agreement, dated as of September 7, 2012, by and among Jeffrey A. Weiss, Dollar Financial Group, Inc., and DFC GlobalCorp.(25)
10.8*	Amended and Restated Employment Agreement, dated as of September 7, 2011, by and among Norman Miller, Dollar Financial Group, Inc. and DFC Global Corp.(25)
10.9*	Amended and Restated Employment Agreement, dated as of September 7, 2011, by and among Randy Underwood, Dollar Financial Group, Inc. and DFC Global Corp.(25)
10.10*	Employment Agreement by and between National Money Mart and Sydney Franchuk dated March 18, 2009(13)
10.11*	Employment Agreement, dated as of November 14, 2011, by and among Kenneth Schwenke, Dollar Financial Group, Inc. and DFC Global Corp.(26)
10.12*#	Employment Agreement, dated as of August 16, 2011, by and among Michael Coury, Dollar Financial Group, Inc. and DFC Global Corp.
10.13*#	Amendment to Employment Agreement, dated as of June 6, 2012, by and among Michael Coury, Dollar Financial Group, Inc. and DFC Global Corp.
10.14*	Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(6)

Exhibit No.	Description of Document
10.15*	Form of Stock Option Agreement for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.16*	Form of Stock Option Grant Notice for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.17*	Canadian Form of Restricted Stock Unit Award Agreement under the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(9)
10.18*	Form of Restricted Stock Grant Document for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(13)
10.19*	Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan (International Grantee)(13)
10.20*	Dollar Financial Corp. 2007 Equity Incentive Plan, as amended(23)
10.21*#	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan
10.22*	Form of Stock Option Agreement for 2007 Equity Incentive Plan(24)
10.23*	Form of Stock Option Grant Notice for 2007 Equity Incentive Plan(24)
10.24*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan (International Grantee)(11)
10.25*	Form of Restricted Stock Grant Document for the 2007 Stock Incentive Plan(13)
10.26*	Dollar Financial Corp. Amended and Restated Deferred Compensation Plan effective as of January 1, 2009(10)
10.27*	Dollar Financial Corp. Amended and Restated Supplemental Executive Conditional Deferred Award Plan for U.K. Participants(10)
10.28*	Dollar Financial Corp. Supplemental Executive Deferred Award Plan for Canadian Participants(7)
10.29*	DFC Global Corp. Executive and Key Management Bonus Program(24)
10.30*	DFC Global Corp. Long-Term Incentive Compensation Program(24)
10.31	Detailed Settlement Agreement by and among Kenneth Smith, as Estate Trustee of the last Will and Testament of Margaret Smith, deceased, and Ronald Adrien Oriet, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants, dated November 6, 2009(14)
10.32	Settlement Agreement effective as of March 4, 2010 and executed as of May 6, 2010 by and among Kurt MacKinnan and Louise Parsons, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants(17)
10.33	Indenture dated April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017(28)
10.34	Confirmation regarding convertible bond hedge transactions dated April 10, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(28)
10.35	Confirmation regarding convertible bond hedge transactions dated April 10, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(28)
10.36	Confirmation regarding warrant transactions dated April 10, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(28)
10.37	Confirmation regarding warrant transactions dated April 10, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(28)
10.38	Confirmation regarding convertible bond hedge transactions dated April 11, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(28)

Exhibit No.	Description of Document
10.39	Confirmation regarding convertible bond hedge transactions dated April 11, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(28)
10.40	Confirmation regarding warrant transactions dated April 11, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(28)
10.41	Confirmation regarding warrant transactions dated April 11, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(28)
21.1#	Subsidiaries of DFC Global Corp.
23.1#	Consent of Ernst & Young LLP
31.1#	Certification of Chief Executive Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
32.1#	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Label Linkbase Document
101.LAB	XBRL Taxonomy Extension Definition Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(1)	Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 23, 2003 (File No. 333-111473)
(2)	Incorporated by reference to the Registration Statement on Form S-1/A filed by Dollar Financial Corp. on June 3, 2004 (File No. 333-113570)
(3)	Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on July 16, 2004 (File No. 333-113570)
(4)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 11, 2005 (File No. 000-50866)
(5)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)
(6)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 5, 2007 (File No. 000-50866)
(7)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 17, 2007 (File No. 000-50866)
(8)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2007 (File No. 000-50866)

Exhibit No.	Description of Document
(9)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 9, 2008 (File No. 000-50866
(10)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 29, 2008 (File No. 000-50866)
(11)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 5, 2008 (File No. 000-50866)
(12)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on March 20, 2009 (File No. 000-50866)
(13)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Corp. on September 3, 2009 (File No. 000-50866)
(14)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2009 (File No. 000-50866)
(15)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 2, 2009 (File No. 000-50866)
(16)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)
(17)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2010 (File No. 000-50866)
(18)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on January 5, 2011 (File No. 000-50866)
(19)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 9, 2011 (File No. 000-50866)
(20)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on March 9, 2011 (File No. 000-50866)
(21)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on April 5, 2011 (File No. 000-50866)
(22)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2011 (File No. 000-50866)
(23)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2011 (File No. 000-50866)
(24)	Incorporated by reference to the Annual Report on Form 10-K filed by DFC Global Corp. on August 29, 2011 (File No. 000-50866)
(25)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on September 7, 2011 (File No. 000-50866)
(26)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on November 14, 2011 (File No. 000-50866)
(27)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on December 30, 2011 (File No. 000-50866)
(28)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on April 16, 2012 (File No. 000-50866)

* Management contracts and compensatory plans and arrangements

Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DFC GLOBAL CORP.

By: /s/ Randy Underwood

Randy Underwood

Executive Vice President and Chief Financial Officer (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY A. WEISS **Jeffrey A. Weiss**	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	August 29, 2012
/s/ RANDY UNDERWOOD **Randy Underwood**	Executive Vice President and Chief Financial Officer (principal financial officer)	August 29, 2012
/s/ WILLIAM M. ATHAS **William M. Athas**	Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller (principal accounting officer)	August 29, 2012
/s/ DAVID JESSICK **David Jessick**	Director	August 29, 2012
/s/ CLIVE KAHN **Clive Kahn**	Director	August 29, 2012
/s/ JOHN GAVIN **John Gavin**	Director	August 29, 2012
/s/ RON MCLAUGHLIN **Ron McLaughlin**	Director	August 29, 2012
/s/ MICHAEL KOOPER **Michael Kooper**	Director	August 29, 2012

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of DFC Global Corp. of our reports dated August 29, 2012, with respect to the Consolidated Financial Statements of DFC Global Corp., and the effectiveness of internal control over financial reporting of DFC Global Corp., included in this Annual Report (Form 10-K) for the year ended June 30, 2012.

(1) Registration Statement (Form S-8 Nos. 333-172294 and 333-147495) pertaining to the Dollar Financial Corp. 2007 Equity Incentive Plan, as amended;

(2) Registration Statement (Form S-8 No. 333-134262) pertaining to the Dollar Financial Corp. Amended and Restated Deferred Compensation Plan;

(3) Registration Statement (Form S-8 No. 333-123320) pertaining to the Dollar Financial Corp. 1999 Stock Incentive Plan and Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan;

(4) Registration Statement (Form S-3 Nos. 333-139580, 333-146205 and 333-164097) of Dollar Financial Corp.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2012

Exhibit 31.1

CERTIFICATION

I, Jeffrey A. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey A. Weiss

Jeffery A. Weiss
Chief Executive Officer

August 29, 2012

Exhibit 31.2

CERTIFICATION

I, Randy Underwood, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2012

Exhibit 31.3

CERTIFICATION

I, William Athas, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Jeffry A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

August 29, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2012

Exhibit 32.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2012

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Our Worldwide Locations



Canada
488 Locations



United States
304 Locations



Sweden
22 Locations



Spain
8 Locations



Finland
13 Locations



United Kingdom and
Republic of Ireland
555 Locations



Poland
In-Home Lending in 10 Territories
and 9 Retail Locations

In addition to the above, the Company also offers internet lending in the United Kingdom, Finland, Sweden, Poland and in the provinces of Ontario, Nova Scotia and Alberta, Canada.

The Money Shop
SUPER EFECTIVO
PRESTAMOS SOBRE VALORES
Money Mart
Money Now!
Pieniądze od ręki
CCS Financial Services

The Check Cashing Store
risicum
Arkielämän rahoitusratkaisuja
Dealers' Financial Services, LLC
SUTTONS & ROBERTSONS
FINE JEWELLERS & PAWNBROKERS SINCE 1770
mce
Merchant Cash Express

Sefina
ok money
MEM CONSUMER FINANCE LTD
optima
PAYDAY express
iKassa

TURUN PANTTI Sefina
HELSINGIN PANTTI Sefina
TAMPEREEN PANTTI Sefina
The Money Shop pawnbroker



DFC GLOBAL CORP

DFC GLOBAL CORP.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400

www.dfcglobalcorp.com
NASDAQ: DLLR

DFC
GLOBAL CORP

October 8, 2012

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of DFC Global Corp., a Delaware corporation, to be held at The Boca Raton Bridge Hotel located at 999 East Camino Real, Boca Raton, Florida 33432 on Thursday, November 8, 2012, at 8:30 a.m., Eastern Standard Time.

We describe in detail the actions that we expect to take at our Annual Meeting in the attached Notice of 2012 Annual Meeting of Stockholders and proxy statement. Included with the proxy statement is a copy of our Annual Report for our fiscal year ended June 30, 2012. We encourage you to read our Annual Report. It includes information on our operations and services, as well as our consolidated audited financial statements.

Please use this opportunity to take part in our corporate affairs by voting on the business to come before the Annual Meeting. Whether or not you plan to attend our Annual Meeting, please complete, sign, date and return the accompanying proxy in the enclosed postage-paid envelope or vote electronically via the Internet or telephone. See "How Do I Vote?" in the proxy statement for more details. Returning the proxy or voting electronically does NOT deprive you of your right to attend the Annual Meeting or to vote your shares owned of record by you in person for the matters acted upon at the meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Jeffrey A. Weiss
Chairman and Chief Executive Officer

DFC
GLOBAL CORP
1436 LANCASTER AVENUE, SUITE 300
BERWYN, PA 19312

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	8:30 a.m. Eastern Standard Time on Thursday, November 8, 2012.
PLACE	The Boca Raton Bridge Hotel, located at 999 East Camino Real, Boca Raton, Florida 33432
ITEMS OF BUSINESS	(1) The election of two Class B directors to serve through the 2015 Annual Meeting of Stockholders; (2) An advisory resolution relating to executive compensation; (3) Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending June 30, 2013; and (4) Any other business that may properly come before the meeting.
RECORD DATE	In order to vote, you must have been a stockholder at the close of business on September 21, 2012.
PROXY VOTING	It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. You also have the option of voting your shares on the Internet or by telephone. Voting instructions are printed on your proxy card and included in the accompanying proxy statement. You can revoke a proxy at any time prior to its exercise at the Annual Meeting by following the instructions in the proxy statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 8, 2012: The Notice of Annual Meeting, Proxy Statement and 2012 Annual Report to Stockholders are available at http://www.dfcglobalcorp.com/ir.

By order of the Board of Directors

Roy W. Hibberd

Roy W. Hibberd
Senior Vice President,
General Counsel and Secretary

TABLE OF CONTENTS

DFC GLOBAL CORP.

1436 LANCASTER AVENUE, SUITE 300
BERWYN, PA 19312
(610) 296-3400

PROXY STATEMENT

DATED OCTOBER 8, 2012

FOR THE ANNUAL MEETING OF STOCKHOLDERS

to be held on November 8, 2012

We are providing these proxy materials to you in connection with our 2012 Annual Meeting of Stockholders, which we refer to in these proxy materials as the Annual Meeting. This proxy statement and the attached Annual Report on Form 10-K for our fiscal year ended June 30, 2012, which we refer to in these proxy materials as fiscal 2012, are being made available to our stockholders beginning on or about October 8, 2012. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

ABOUT THE ANNUAL MEETING

Who is soliciting my vote?

Our board of directors is soliciting your vote at the 2012 Annual Meeting of Stockholders.

What is the purpose of the Annual Meeting?

You will be voting on:

- the election of two Class B directors to serve through the 2015 Annual Meeting of Stockholders;
- an advisory resolution relating to executive compensation;
- ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending June 30, 2013; and
- any other business that may properly come before the meeting.

What is the board of directors' recommendations?

Our board of directors recommends a vote:

- for the election of each of David Jessick and Michael Kooper to serve as directors through the 2015 Annual Meeting of Stockholders;
- for approval, on an advisory basis, of the compensation for our named executive officers;
- for the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ended June 30, 2013; and
- for or against other matters that come before the Annual Meeting, as the proxy holders deem to be advisable.

Who is entitled to vote at the Annual Meeting?

Our board of directors has set September 21, 2012 as the record date for the Annual Meeting, which we refer to in these proxy materials as the record date. All stockholders who owned our common stock at the close of business on September 21, 2012 may vote at the Annual Meeting, either in person or by proxy.

How many votes do I have?

You have one vote for each share of our common stock that you owned at the close of business on the record date, provided that on the record date those shares were either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered to be the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by us. As a stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the Annual Meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in "street name," and this proxy statement and the accompanying materials are being forwarded to you by your broker, bank or nominee, which is considered to be the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a proxy, executed in your favor, from the holder of record of such shares.

How many votes can be cast by all stockholders?

Each share of our common stock is entitled to one vote. There is no cumulative voting. As of the record date, there were 43,273,834 shares of common stock outstanding and entitled to vote.

How many votes must be present to hold the Annual Meeting?

A majority of the outstanding shares of our common stock as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a "quorum." Your shares will be counted as being present at the Annual Meeting if either you are present and vote in person at the Annual Meeting or a proxy card has been properly submitted by you or on your behalf and such proxy card indicates a vote on at least one matter to be considered at the Annual Meeting. Both abstentions and "broker non-votes" (under certain circumstances described below) are counted as present for the purpose of determining the presence of a quorum.

What if I don't vote for some of the items listed on my proxy card or voting instruction card?

If you return your signed proxy card in the enclosed envelope but do not mark selections, your shares will be voted in accordance with the recommendations of our board of directors. If you indicate a choice with respect to any matter to be acted upon on your proxy card, your shares will be voted in accordance with your instructions.

If you are a beneficial owner and hold your shares in street name through a broker and do not give voting instructions to the broker, the broker will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting firms, but do not have discretion to vote on non-routine matters, including the uncontested election of directors. As a result, if you are a beneficial owner and hold your shares in street name, but do not give your broker or other nominee instructions on how to vote your shares with respect to the election of directors, no votes will be cast on your behalf.

If you do not provide voting instructions to your broker, and your broker indicates on its proxy card that it does not have discretionary authority to vote on a particular proposal, your shares will be considered to be "broker non-votes" with regard to that matter. Proxy cards that reflect a broker non-vote with respect to at least one proposal to be considered at the Annual Meeting (so long as they do not apply to all proposals to be considered) will be considered to be represented for purposes of determining a quorum but generally will not be considered to be entitled to vote with respect to that proposal. Broker non-votes are not counted in the tabulation of the voting results with respect to proposals that require a plurality of the votes cast or proposals that require a majority of the votes cast. With respect to a proposal that requires a majority of the outstanding shares (of which there are presently none for this Annual Meeting), a broker non-vote has the same effect as a vote against the proposal.

What is the vote required to pass each proposal to be presented at the Annual Meeting?

Proposal		Vote Required	Broker Discretionary Voting Allowed
Proposal No. 1 —	Election of Directors	Plurality of Votes Cast	No
Proposal No. 2 —	Advisory Vote Related to Executive Compensation	Majority of Votes Cast	No
Proposal No. 3 —	Ratification of Selection of Independent Registered Public Accounting Firm	Majority of Votes Cast	Yes

With respect to Proposal No. 1, you may vote "For" both nominees, "Withhold" your vote as to both nominees, or vote "For" one nominee and "Withhold" your vote for the other nominee. The two nominees receiving the most "For" votes will be elected. A properly executed proxy marked "Withhold" with respect to the election of either or both directors will not be voted with respect to the director or directors indicated. Proxies may not be voted for more than two nominees for director, and stockholders may not cumulate votes in the election of directors.

With respect to Proposals Nos. 2 and 3, you may vote "For", "Against" or "Abstain". If you "Abstain" from voting on either of these Proposals, the abstention will have the same effect as an "Against" vote.

Can I change or revoke my vote after I return my proxy card or voting instruction card?

Yes. Even if you sign the proxy card or voting instruction card in the form accompanying this proxy statement, vote by telephone or vote on the Internet, you retain the power to revoke your proxy or change your vote. If you are a stockholder of record, you can revoke your proxy or change your vote at any time before it is exercised by giving written notice to our Secretary, DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312, specifying such revocation. You may also change your vote by timely delivery of a later-dated vote by telephone or on the Internet, or by voting by ballot at the Annual Meeting. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and submitting a later dated voting instruction card.

Who can attend the Annual Meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Each stockholder may also bring one guest to the Annual Meeting, space permitting. Only stockholders of record will be entitled to speak at the Annual Meeting.

What do I need to attend the Annual Meeting and when should I arrive?

In order to be admitted to the Annual Meeting, a stockholder must present an admission ticket or proof of ownership of our common stock on the record date.

An admission ticket is provided on the back cover page of your proxy statement. If you plan to attend the Annual Meeting, please keep this ticket and bring it with you to the Annual Meeting. If a stockholder does not bring an admission ticket, proof of ownership of our common stock on the record date will be needed to be admitted. If your shares are held in the name of a bank, broker or other holder of record, a brokerage statement or letter from the bank or broker is an example of proof of ownership.

Any holder of a proxy from a stockholder must present the proxy card, properly executed, and an admission ticket to be admitted. Stockholders and proxy holders must also present a form of government-issued photo identification such as a passport or driver's license.

Admission to the Annual Meeting will begin at 8:00 a.m., Eastern Standard Time on November 8, 2012. Seating will be limited. In order to ensure that you are seated by the commencement of the Annual Meeting at 8:30 a.m., we recommend that you arrive early.

The Annual Meeting will be held at The Boca Raton Bridge Hotel located at 999 East Camino Real, Boca Raton, Florida 33432. When you arrive, signs will direct you to the appropriate meeting room. Please note that due to security reasons, all bags will be subject to search. We will be unable to admit anyone who does not comply with these security procedures. Cameras and other recording devices will not be permitted in the meeting room.

Who pays for the proxy solicitation and how will we solicit votes?

We will bear the expense of printing and mailing proxy materials. In addition to this solicitation of proxies by mail, our directors, officers and other employees may solicit proxies by personal interview, telephone, facsimile or e-mail. They will not be paid any additional compensation for such solicitation. We will request brokers and nominees who hold shares of our common stock in their names to furnish proxy materials to beneficial owners of the shares. We will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

How can I access DFG Global Corp.'s proxy materials and annual report electronically?

This proxy statement and our 2012 Annual Report are available on our website at http://www.dfcglobalcorp.com/ir.

Is a list of stockholders available?

A list of stockholders of record entitled to vote at the Annual Meeting will be available for review by stockholders at the Annual Meeting. The list will also be available for ten days prior to the Annual Meeting for any purpose germane to the Annual Meeting, during normal business hours, at our principal executive offices at DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312.

How do I find out the voting results?

Preliminary voting results will be announced at the Annual Meeting, and final voting results will be published in a Current Report on Form 8-K which we will file with the SEC within 4 business days following the Annual Meeting. After that Form 8-K has been filed, you may obtain a copy by visiting our website, by contacting our Investor Relations by writing to Investor Relations, DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312 or by sending an email to investor@dfg.com.

What is the address of DFC Global Corp.'s principal executive offices?

Our principal executive offices are located at 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312.

HOW DO I VOTE?

Your vote is important. You may vote by telephone, on the Internet, by mail or by attending the Annual Meeting and voting by ballot, all as described below. For our stockholders of record, telephone and Internet voting facilities are available now and will be available 24 hours a day until 11:59 p.m., Eastern Standard Time, on November 7, 2012.

Vote by Telephone

- If you are a stockholder of record, you can vote your shares by calling the toll-free telephone number on your proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.
- If your shares are held in the name of a broker, bank or other nominee, you may vote your shares over the telephone by following the telephone voting instructions, if any, provided on the voting instruction card you receive from such broker, bank or other nominee.

Vote on the Internet

- If you are a stockholder of record, you can vote your shares over the Internet by following the instructions on your proxy card. As with telephone voting, you can confirm that your instructions have been properly recorded.
- If your shares are held in the name of a broker, bank or other nominee, you may vote your shares over the Internet by following the voting instructions, if any, provided on the voting instruction card you receive from such broker, bank or other nominee.
- If you vote on the Internet, please note that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies for which you will be responsible.

Vote by Mail

- If you are a stockholder of record, you can vote your shares by mail simply by marking your proxy card, dating and signing it, and returning it in the postage-paid envelope provided.
- If your shares are held in the name of a broker, bank or other nominee, you may vote your shares by mail by following the voting instructions, if any, provided on the voting instruction card you receive from such broker, bank or other nominee.

Voting at the Annual Meeting

The method or timing of your vote will not limit your right to vote at the Annual Meeting if you attend the meeting and vote in person. However, if your shares are held in the name of a broker, bank or other nominee, you must obtain a proxy, executed in your favor, from the holder of record of your shares to be able to vote at the Annual Meeting. You should allow yourself enough time prior to the Annual Meeting to obtain this proxy from the holder of record of your shares.

Those shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual Meeting. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy card will be voted as recommended by our board of directors.

BOARD OF DIRECTORS

Our board of directors is composed of six directors. Our bylaws provide for a classified board of directors, consisting of three classes of directors (Class A, Class B and Class C), with each class serving a staggered three-year term. As a result, only a portion of our board of directors is elected each year. The two director nominees identified below are nominated for election by our stockholders at the Annual Meeting as Class B directors, each to hold office for a three-year term expiring in 2015 or until his successor is duly elected and qualified.

Unless otherwise specified in the accompanying proxy, the shares voted pursuant thereto will be cast for each of David Jessick and Michael Kooper. If, for any reason, either nominee is unable or unwilling to serve, the persons named in the proxy will use their best judgment in selecting and voting for a substitute candidate or our board of directors may reduce the number of directors. Our board of directors, however, has no reason to believe that either of the nominees will be unable or unwilling to be a candidate for election at the time of the Annual Meeting.

The following biographical information is furnished as to each nominee for election as a director and each of our current directors:

Proposed Nominees for Election as Class B Directors for a Three-Year Term Continuing Until the 2015 Annual Meeting of Stockholders

David Jessick, 59, has served as a director since 2005. Self-employed since 2005, Mr. Jessick served as a consultant to the Chief Executive and Senior Financial staff at Rite Aid Corporation, a drugstore chain, from July 2002 to February 2005. Mr. Jessick served as Rite Aid's Senior Executive Vice President and Chief Administrative Officer from December 1999 to June 2002. Prior to that, from February 1997 to June 1999, Mr. Jessick was the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc., a retail food chain. From 1979 to 1996, he held various roles of increasing responsibility at Thrifty PayLess Holdings, Inc., a pharmacy holding company, including Executive Vice President and Chief Financial Officer from 1993 to 1996. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co., an accounting firm. He currently serves on the board of directors of Big 5 Sporting Goods Corporation (audit committee chair, nominating committee member and compensation committee member) and Rite Aid Corporation (audit committee chair). From 2005 to 2007, Mr. Jessick served as the chairman of the board of directors of Pathmark Stores, Inc., from 2005 to 2008, Mr. Jessick served as a member of the board of directors of Pinnacle Foods Group, Inc., and from 2005 to 2009, Mr. Jessick served as a member of the board of directors of Source Interlink Companies, Inc. We believe that Mr. Jessick is qualified to serve on our board of directors because of his extensive accounting and financial experience, his current and prior service on the board of directors of other publicly and privately held companies, including membership on multiple audit committees, and his management and operational experience, including his more than 30 years' experience as a corporate executive and chief financial officer of publicly traded companies in the retail sector.

Michael Kooper, 77, has served as a director since 2008. Since November 2004, Mr. Kooper has been the Area Chairman of Gallagher Benefit Services, Inc., a benefits consulting firm. From December 1998 until November 2004, Mr. Kooper was the President of The Kooper Group, a benefits consulting firm. We believe that Mr. Kooper is qualified to serve on our board of directors because of his extensive management and strategic experience, including his experience in the employee benefits area.

Class C Members of the Board of Directors Continuing in Office for a Term Expiring at the 2013 Annual Meeting

Clive Kahn, 55, has served as a director since 2007. Mr. Kahn, a chartered accountant, has served since August 2007 as the Chief Executive Officer of Cardsave Group, Ltd., a provider of point of sale terminals and credit card processing facilities. Prior to that, Mr. Kahn was the Chief Executive Officer of Travelex Limited, a provider of foreign exchange and international payment services. Prior to becoming Chief Executive Officer, Mr. Kahn was the Chief Financial Officer of Travelex. Mr. Kahn was employed by Travelex for 21 years. Prior to his employment with Travelex, Mr. Kahn practiced as a chartered accountant with the firm of BDO Stoy Hayward, an audit, accounting and business services firm. We believe that Mr. Kahn is qualified to serve on our board of directors because of his extensive management and operational experience, including his experience in the foreign exchange and financial services industries, as well as his financial and accounting experience.

John Gavin, 56, has served as a director since 2007. Presently, Mr. Gavin is serving as an Operating Partner with LLR Partners, a growth-oriented private equity firm with $1.3 billion under management. Mr. Gavin previously served as the Vice Chairman, and was the Chief Executive Officer and President of DBM (Drake, Beam, Morin), an international career management and transitions management firm. Before joining DBM in 2006, Mr. Gavin was President and Chief Operating Officer of Right Management Consultants, a global provider of integrated consulting solutions across the employment lifecycle. Mr. Gavin originally joined Right Management as Executive Vice President of Business Development in 1996. Prior to joining Right Management, Mr. Gavin was a partner at Andersen Worldwide, an international management and systems consulting firm. Mr. Gavin also previously served as a director of Interline Brands, Inc., a distributor of maintenance, repair and operating products, and CSS Industries, Inc., a consumer products company. From 2000 to 2005, Mr. Gavin was a director of Opinion Research Corporation, a global marketing research firm. We believe that Mr. Gavin is qualified to serve on our board of directors because of his extensive management and operational experience, his current and prior service on the board of directors of other publicly and privately held companies and his financial and accounting experience, including his experience as a certified public accountant with a nationally recognized public accounting firm and his service on the audit committees of other publicly held companies.

Class A Members of the Board of Directors Continuing in Office for a Term Expiring at the 2014 Annual Meeting

Jeffrey A. Weiss, 69, has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc., an investment banking firm, acquired us in 1990. Until 1992, Mr. Weiss was also a Managing Director at Bear Stearns & Co. with primary responsibility for that firm's investments in small to mid-sized companies, in addition to serving as chairman and chief executive officer for several of these companies. We believe that Mr. Weiss is qualified to serve on our board of directors because of his extensive operational experience with us and his knowledge of our industry.

Ronald McLaughlin, 61, has served as a director since 2008. Mr. McLaughlin founded Chapman Inc., a consulting firm, in 2000 and since that time has worked with a variety of clients, directly and through Chapman Inc. or a partnership with McLaughlin-Moses, a consulting firm, on a diverse array of mandates, including raising investment capital, strategic government relations and developing strategic alternatives for businesses that would benefit from effective partnering with the Canadian government. From 1997 to 2000, Mr. McLaughlin was the Chief of Staff for the Premier of the Province of Ontario. He also previously served on the board of directors of Pro-Demnity Insurance Company. We believe that Mr. McLaughlin is qualified to serve on our board of directors because of his extensive management and operational experience and his understanding of matters relating to the Canadian marketplace.

PRACTICES AND STRUCTURE OF THE BOARD OF DIRECTORS

Meetings of Our Board of Directors

Our business, property and affairs are managed under the direction of our board of directors. Members of our board of directors are kept informed of our business through discussions with our Chairman and Chief Executive Officer, our President, our Executive Vice President and Chief Financial Officer, and other officers and employees, by reviewing materials provided to them, by visiting our offices and by participating in meetings of our board of directors and its committees.

Our board of directors met eight times during fiscal 2012. Each incumbent director attended at least 75% of the aggregate meetings of our board during fiscal 2012 that were held following his election and of the meetings held by all committees on which he served.

Director Attendance at the Annual Meeting

It is our policy that all of our board members attend annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances or conflicts. All of our directors attended our 2011 annual meeting of stockholders.

Communications with Our Board of Directors

Our board of directors recommends that stockholders deliver any communications with our board in writing by sending them in care of our Secretary. Stockholders may send such communications by email to Roy W. Hibberd, our Senior Vice President, General Counsel and Secretary, at roy.hibberd@dfg.com, or by mail to Secretary, DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312. The name(s) of any specific intended board recipient(s) should be noted in the communication.

Director Independence

No director is deemed to be independent unless our board of directors affirmatively determines that the director has no material relationship with us, directly or as an officer, stockholder or partner of an organization that has a material relationship with us and, in doing so, our board of directors considers information regarding the relationships between each director and his family, on the one hand, and us, on the other. In assessing director independence, our board of directors considers all commercial, charitable or other business relationships that any director may have with us and our affiliates, including those reported under *"Certain Relationships and Related Transactions"* below. The "independence" definition of the Nasdaq Global Select Market, which we refer to as Nasdaq, includes a series of objective tests, such as that the director is not an employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by Nasdaq listing requirements, our board of directors has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. As a result of its review, our board of directors affirmatively determined that all of our directors (other than Mr. Weiss) are independent of us and our management under Nasdaq's "independence" definition and that the audit committee, corporate governance and nominating committee and human resources and compensation committee are comprised exclusively of independent directors under applicable Nasdaq rules. Mr. Weiss is not considered to be independent because of his employment as one of our executives. Our board of directors has determined that the directors who serve as members of the audit committee are also "independent" for purposes of Section 10(A)(3) of the Securities Exchange Act of 1934, as amended.

Committees of our Board of Directors

Our board of directors maintains standing audit, corporate governance and nominating and human resources and compensation committees, each of which is described below.

Audit Committee

The audit committee assists our board of directors in overseeing:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independence and qualifications of our independent registered public accounting firm; and
- the performance of our internal audit function and independent registered public accounting firm.

The audit committee's charter was adopted by our board of directors in February 2005, and was amended most recently in April 2005. A current copy of the audit committee charter is available on our website at http://www.dfg.com/corporategovernance.asp.

Our *Code of Business Conduct and Ethics* includes information regarding procedures established by the audit committee for the submission of complaints about our accounting or auditing matters. Our Code of Business *Conduct and Ethics* is applicable to our executives, employees and directors, and reflects and reinforces our commitment to integrity in the conduct of our business. Amendments to our *Code of Business Conduct and Ethics* and any grant of a waiver from a provision of our *Code of Business Conduct and Ethics* requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on our website, http://www.dfcglobalcorp.com. A copy of our *Code of Business Conduct and Ethics* is available at http://www.dfg.com/ethics.asp. A copy of our *Code of Business Conduct and Ethics* may also be obtained upon request by writing to Secretary, DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312.

The audit committee currently consists of Messrs. Jessick (Chairman), Gavin and Kahn, each of whom is independent within the meaning of the Securities and Exchange Commission regulations and the listing requirements of Nasdaq. The audit committee met eight times during fiscal 2012.

Each member of the audit committee is financially literate, knowledgeable and qualified to review financial statements. Our board of directors has determined that Mr. Jessick is qualified as an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations. Our board of directors reached its conclusion as to the qualifications of Mr. Jessick based on his education and experience in analyzing financial statements of a variety of companies, most notably as the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. from February 1997 to June 1999 and as the Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. from 1993 to 1996. He is currently also a director of Rite Aid Corporation, where he serves as the audit committee chairman, and Big 5 Sporting Goods Corporation, where he serves as the audit committee chairman and a nominating committee and compensation committee member. Consistent with Nasdaq listing requirements, our board of directors has determined that Mr. Jessick's concurrent service on these boards and committees does not impair his ability to effectively serve on the audit committee.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee is responsible for:

- identifying individuals qualified to become board members and recommending to our board of directors the nominees for election to our board;
- leading our board of directors in its annual review of our board's performance, and making recommendations to our board of directors regarding board organization, membership, function and effectiveness, as well as committee structure, membership, function and effectiveness; and
- recommending to our board of directors nominees for each committee of our board.

The corporate governance and nominating committee amended its charter on September 24, 2008. A current copy of the amended and restated corporate governance and nominating committee charter is available on our website at http://www.dfg.com/corporategovernance.asp. The corporate governance and nominating committee met one time during fiscal 2012.

The corporate governance and nominating committee currently consists of Messrs. Gavin (Chairman), Kahn, Kooper, Jessick and McLaughlin, each of whom is independent within the meaning of Nasdaq listing requirements and the charter of the corporate governance and nominating committee.

Human Resources and Compensation Committee

The human resources and compensation committee is authorized to determine compensation for our senior executives and non-employee directors. The human resources and compensation committee met ten times during fiscal 2012. The human resources and compensation committee amended its charter on September 24, 2008. A current copy of the amended and restated human resources and compensation committee charter is available on our website at http://www.dfg.com/corporategovernance.asp.

The human resources and compensation committee currently consists of Messrs. McLaughlin (Chairman) and Kooper, each of whom is independent within the meaning of Nasdaq listing requirements, a "nonemployee director" within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

See *"Executive Officer and Executive Compensation — Compensation Discussion and Analysis"*, *"— Report of the Compensation Committee"* and *"— Human Resources and Compensation Committee Processes and Procedures"* below for more information regarding the human resources and compensation committee.

Board Leadership Structure

Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of our board of directors, as our board of directors believes it is in our best interests to make that determination based on the position and direction of the Company and the membership of our board of directors. Our board of directors has determined that having our Chief Executive Officer serve as Chairman of our board of directors is in the best interest of the our stockholders at this time. This structure makes the best use of our Chief Executive Officer's extensive knowledge of us and our industry, as well as fostering greater communication between our management and our board of directors. Our board of directors has not appointed a lead independent director. The non-management members of our board of directors, however, meet periodically, and no less than twice per fiscal year, in executive session to discuss the effectiveness of our management, the quality of our board of directors meetings and any other issues or concerns.

Director Nominations

In making its recommendations as to nominees for election to our board of directors, the corporate governance and nominating committee may consider, in its sole judgment, recommendations of our Chief Executive Officer, other directors, senior executives, stockholders and third parties. The corporate governance and nominating committee may also retain third-party search firms to identify potential nominees.

Stockholders desiring to recommend nominees should submit their recommendations in writing to Secretary, DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312. Recommendations for nominees for director for the 2013 annual meeting of stockholders must be received by June 10, 2013 to be eligible to be included in the proxy statement for that meeting. Recommendations from stockholders should include pertinent information concerning the proposed nominee's background and experience. The corporate governance and nominating committee may consider, as one of the factors in its evaluation of stockholder recommended nominees, the size and duration of the interest of the recommending stockholder or stockholder group in our capital stock. The corporate governance and nominating committee may also consider the extent to which the recommending stockholder intends to continue holding its interest in our capital stock, including, in the case of nominees recommended for election at an annual meeting of stockholders, whether the recommending stockholder intends to continue holding its interest at least through the time of such annual meeting.

Based on the information provided to the corporate governance and nominating committee, it will make an initial determination whether to conduct a full evaluation of a candidate. As part of the full evaluation process, the corporate governance and nominating committee may conduct interviews, obtain additional background information and conduct reference checks of potential nominees. The corporate governance and nominating committee may also ask potential nominees to meet with management and other members of our board of directors. After completing this evaluation process, the corporate governance and nominating committee makes a recommendation to the full board of directors, which makes the final determination whether to nominate the candidate as a director.

In evaluating a candidate, our board of directors, with the assistance of the corporate governance and nominating committee, takes into account a variety of factors as it deems appropriate, including the following:

- the nominee's understanding of our business and the industries in which we operate in general;
- the nominee's ability to regularly attend meetings of our board of directors and of any committees on which the director would serve;
- the nominee's ability to review in a timely manner and understand materials circulated to our board of directors regarding us or our industry;
- the nominee's ability to participate in meetings and decision making processes in an objective and constructive manner; and
- the nominee's ability to be reasonably available, upon request, to advise our officers and management.

The corporate governance and nominating committee also considers such other factors as it deems appropriate, including a nominee's integrity, experience, achievements, judgment, intelligence, personal character and capacity to make independent analytical inquiries, ability and willingness to devote adequate time to board duties, and the likelihood that he or she will be able to serve on our board for a sustained period. The corporate governance and nominating committee also considers factors such as global experience, experience as a director of a public company and knowledge of relevant industries. Although neither the corporate governance and nominating committee nor our board of directors has a specific policy with regard to the consideration of diversity in identifying director nominees, the corporate governance and nominating committee gives due consideration to our board's overall balance of diversity of perspectives, backgrounds and experiences when selecting individuals for nomination for election to our board of directors.

Risk Oversight

Our board of directors assumes an active role, as a whole and also at the committee level, in overseeing management of our risks. Our board of directors regularly receives reports from senior management on areas of material risk to us, including our credit, liquidity, operational and legal and regulatory risks. Pursuant to its charter, the audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, and it also meets periodically with management to discuss risk assessment and risk management. In addition, the human resources and compensation committee oversees the management of risks relating to our executive and non-executive compensation plans and arrangements, and the nominating and corporate governance committee manages risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee oversees certain risks and the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Ethics Hotline

We encourage our employees to raise possible ethical issues which they believe may exist within our Company. We maintain an ethics hotline that is available 24 hours a day, seven days a week, and which is centrally answered by an independent, third-party service. Callers may remain anonymous and, to further protect the caller's anonymity, the telephone compliance hotline staff does not identify the gender of the caller, tape record the call or use "caller ID" or other methods to identify the telephone number of the caller. We prohibit retaliatory action against any individual for raising possible ethical issues, and employees at all levels are prohibited from retribution against anyone for reporting or supplying information about an ethical concern.

Director Compensation

Compensation for Fiscal 2012

The following table sets forth compensation paid to our non-employee directors during the year ended June 30, 2012:

Name	Fees Earned or Paid in Cash	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David Jessick	$84,500	$ 92,865	$92,865	—	—	—	$270,230
Kenneth Schwenke(1)	$45,250	$ 34,688	$34,688	—	—	—	$114,626
John Gavin	$76,000	$ 92,865	$92,865	—	—	—	$261,730
Clive Kahn	$30,240	$138,125	$92,865	—	—	—	$261,230
Michael Kooper	$74,000	$ 92,865	$92,865	—	—	—	$259,730
Ronald McLaughlin	$80,750	$ 92,865	$92,865	—	—	—	$266,480

(1) Mr. Schwenke resigned from the board of directors on November 10, 2011. Mr. Schwenke was subsequently appointed to serve as our President on November 14, 2011. Compensation paid to Mr. Schwenke with respect to his employment as our President on and after November 14, 2011 is reflected elsewhere in this proxy statement in the "*2012 Summary Compensation Table*".

(2) The amounts shown in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to fiscal 2012. The valuation assumptions for our stock options are described in Note 4 to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal 2012. On November 10, 2011, each of Messrs. Gavin, Jessick, Kahn, Kooper and McLaughlin received an option to purchase 10,258 shares of our common stock with a grant date fair value of $93,083 and restricted stock units to purchase 4,846 shares of our common stock with a grant date fair value of $93,083. During fiscal 2012, Mr. Kahn also elected to receive 2,366 restricted stock units with an aggregate grant date fair value of $45,260 as payment of the same amount of fees otherwise due to him. As of June 30, 2012, Mr. Jessick held options to purchase an aggregate of 96,348 shares of common stock and 35,828 restricted stock units, Mr. Gavin held options to purchase an aggregate of 85,098 shares of common stock and 35,828 restricted stock units, Mr. Kahn held options to purchase an aggregate of 85,098 shares of common stock and 48,179 restricted stock units, Mr. Kooper held options to purchase an aggregate of 73,646 shares of common stock and 35,723 restricted stock units, and Mr. McLaughlin held options to purchase an aggregate of 73,646 shares of common stock and 35,723 restricted stock units.

Compensation of Independent Directors

Our independent directors are eligible to receive the following annual compensation:

- Annual retainer of $40,000;
- Annual retainer for members of the audit committee of $5,000;
- Annual retainer for members of the human resources and compensation committee of $3,000;
- Annual retainer for members of the corporate governance and nominating committee of $3,000;
- Annual retainer for chairman of the audit committee of $10,500;
- Annual retainer for chairman of the human resources and compensation committee of $7,500;

- Annual retainer for chairman of the corporate governance and nominating committee of $6,500;
- Board meeting attendance fee of $2,000 per meeting attended; and
- Committee meeting attendance fee of $1,500 per meeting attended.

In addition, at the first board meeting after each annual meeting of stockholders, the then-current non-employee members of our board of directors are entitled to receive a grant of restricted stock units as well as options to purchase shares of our common stock. These awards vest on the earliest of (a) the date of the next annual meeting of stockholders, (b) the first anniversary of the grant, (c) the death of the recipient, or (d) our change in control. The aggregate annual award to each non-employee board member is made in an amount, calculated in accordance with generally accepted accounting principles, equal to two-times the average annual cash compensation for the non-employee members who served on our board of directors for the entire prior fiscal year, with one-half of such value represented as an option grant to purchase shares of our common stock and one-half of such value represented as restricted stock units. If a board member joins our board of directors after a grant date, such director will receive a prorated award on the date of joining our board.

The shares of our common stock purchased on exercise of the options issued to non-employee directors cannot be sold until the earlier of (a) our change in control, or (b) the 91st day after the recipient ceases to serve on our board of directors, except to the extent necessary to generate funds to pay taxes incurred upon exercise of options. Shares of our common stock underlying restricted stock units granted to our non-employee directors will be delivered upon the first to occur of (a) our change in control, or (b) the earlier of (i) the 91st day after the recipient ceases to serve on the board or (ii) the 15th day of the third month following the calendar year in which the recipient ceases to serve on the board or in any employment or consulting role with us, except to the extent (subject to compliance with Section 409A of the Internal Revenue Code) necessary to generate funds to pay taxes incurred with regard to the units.

At the election of a non-employee member of our board of directors, such member's board retainer and meeting fees will be paid in vested restricted stock units (subject to the delivery rules set forth in the paragraph above) rather than in cash. The election to receive board retainer and meeting fees in vested restricted stock units must be made by the non-employee director prior to December 31st of the calendar year preceding the fiscal year in which such fees are earned.

In addition, Messrs. Gavin, Jessick, Kooper and McLaughlin participate in our health benefit program with the full cost paid by us.

SECURITIES OWNERSHIP

The following table sets forth information as of September 21, 2012 regarding the beneficial ownership of our common stock by each director, by each executive officer named in the "*2012 Summary Compensation Table*" appearing elsewhere in this proxy statement, by all directors and executive officers as a group, and by each person known to us to be the beneficial owner of more than 5% of our outstanding common stock. Except as indicated below, to our knowledge, all of such common stock is owned directly, and the indicated person has sole voting and investment power.

We have calculated beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of September 21, 2012 are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding those options, but are not deemed outstanding for calculating the percentage of any other person. As of September 21, 2012, there were a total of 43,273,834 shares of our common stock issued and outstanding. Unless otherwise indicated below in the footnotes to the table, the address of each officer and director is c/o DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312.

Name and Address of Beneficial Owner:	Amount of Beneficial Ownership	Percent of Class
Directors:		
Jeffrey A. Weiss	1,155,165(1)	2.62%
John Gavin	120,926(2)	*
Clive Kahn	133,277(3)	*
Michael Kooper	109,369(4)	*
David Jessick	132,176(5)	*
Ronald McLaughlin	109,369(6)	*
Other Named Executive Officers:		
Michael Coury	35,741(7)	*
Norman Miller	371,689(8)	*
Kenneth Schwenke	71,939(9)	
Randy Underwood	306,351(10)	*
5% Stockholders:		
Wellington Management Company, LLP	4,748,325(11)	10.97%
BlackRock, Inc.	4,471,116(12)	10.33%
Alydar Capital, LLC	4,270,000(13)	9.87%
FMR, LLC	3,110,330(14)	7.12%
Wasatch Advisors, Inc	2,243,637(15)	5.18%
All directors and executive officers as a group (15 persons)	2,898,304(16)	6.38%

* Less than 1%

(1) Includes (i) 15,217 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 790,458 shares of common stock, (iii) 15,950 restricted shares of common stock and (iv) options to purchase 28,688 shares of common stock and 27,004 restricted stock units which are exercisable within 60 days of September 21, 2012.

(2) Includes (i) 30,982 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 74,840 shares of common stock and (iii) options to purchase 10,258 shares of common stock and 4,846 restricted stock units which are exercisable within 60 days of September 21, 2012.

(3) Includes (i) 43,333 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 74,840 shares of common stock and (iii) options to purchase 10,258 shares of common stock and 4,846 restricted stock units which are exercisable within 60 days of September 21, 2012.

(4) Includes (i) 30,877 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 63,388 shares of common stock and (iii) options to purchase 10,258 shares of common stock and 4,846 restricted stock units which are exercisable within 60 days of September 21, 2012.

(5) Includes (i) 30,982 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 86,090 and (iii) options to purchase 10,258 shares of common stock and 4,846 restricted stock units which are exercisable within 60 days of September 21, 2012.

(6) Includes (i) 30,877 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 63,388 shares of common stock and (iii) options to purchase 10,258 shares of common stock and 4,846 restricted stock units which are exercisable within 60 days of September 21, 2012.

(7) Includes (i) fully vested options to purchase 16,299 shares of common stock and (ii) options to purchase 1,942 shares of common stock and 1,916 restricted stock units which are exercisable within 60 days of September 21, 2012.

(8) Includes (i) fully vested options to purchase 239,409 shares of common stock and (ii) options to purchase 6,639 shares of common stock and 4,298 restricted stock units which are exercisable within 60 days of September 21, 2012.

(9) Includes (i) 33,621 fully vested but undistributed restricted stock units, (ii) fully vested options to purchase 12,585 shares of common stock and (iii) options to purchase 4,327 shares of common stock and 2,804 restricted stock units which are exercisable within 60 days of September 21, 2012.

(10) Includes (i) fully vested options to purchase 179,409 shares of common stock and (ii) options to purchase 6,639 shares of common stock and 4,298 restricted stock units which are exercisable within 60 days of September 21, 2012.

(11) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2012 by Wellington Management Company, LLP, a registered investment advisor, a Massachusetts limited liability partnership with its principal place of business located at 280 Congress Street, Boston, MA 02210.

(12) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 16, 2012 by BlackRock, Inc. BlackRock, Inc., a parent holding company, holds or shares on its behalf of: BlackRock Japan Co. Ltd; BlackRock Asset Management Australia Limited; BlackRock Capital Management, Inc.; BlackRock Fund Advisors; BlackRock Advisors LLC; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management, LLC; BlackRock Asset Management Canada Limited. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(13) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012 by Alydar Partners, LLC. John A. Murphy, an individual, is Manager of Alydar Capital, LLC and Alydar Partners, LLC, both Delaware limited liability companies. Alydar Capital, LLC is the general partner of Alysheba Fund, L.P. and Alysheba QP Fund, L.P. Alydar Partners, LLC is the investment manager of Alysheba Fund L.P., Alysheba QP Fund, L.P. and Alysheba Fund Limited. John A. Murphy disclaims beneficial ownership of the securities. The address of Alydar Capital, LLC is 222 Berkeley Street, 17th Floor, Boston, MA, 02116.

(14) Information based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012 by FMR LLC. The principal business address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(15) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2012 by Wasatch Advisors, Inc., a registered investment advisor, with a principal place of business at 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(16) Includes fully vested but undistributed restricted stock units of 215,889, fully vested options of 1,807,010 and options to purchase 99,525 shares of common stock and 64,550 restricted stock units which are exercisable within 60 days of September 21, 2012 and 15,950 restricted shares of common stock.

EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers

The following are biographical summaries of our executive officers, except for Mr. Weiss, whose biography is included under the heading "*Board of Directors*."

Kenneth Schwenke, 59, has served as our President since November 14, 2011, and prior to that he served as a member of our board of directors from 2006 through November 10, 2011. Prior to his employment with us, Mr. Schwenke was a managing partner of Gravitas LLC, a consulting and executive search firm that he founded in 2007. In 2001, Mr. Schwenke started and managed the Off-Campus Dining Network, which was sold to Sodexo, Inc. in 2006. Prior to that, Mr. Schwenke held a series of positions, including roles as a senior human resources executive for companies including PepsiCo, a food and beverage company, Honeywell, a technology and manufacturing company, and Aramark, a provider of managed services to business, educational, healthcare, governmental and other institutions. Mr. Schwenke left Aramark as its Senior Vice President of Human Resources in 2001. Mr. Schwenke graduated from Syracuse University and served as an officer in the U.S. Marine Corps. He earned an MBA degree from Duke University in 1986. Mr. Schwenke serves on the boards of four privately held companies and as a Trustee of the Haverford School.

Randy Underwood, 62, has served as our Executive Vice President, Chief Financial Officer and Assistant Secretary since 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc., a global manufacturer and reseller of outdoor recreation products. Prior to his tenure at Coleman, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2001 and with Thorn EMI, plc, an international global music and retailing conglomerate, and the parent company of Rent-A-Center, Inc., an international operator of retail rent-to-own stores, including Senior Vice President and Chief Financial Officer of Global Operations and Division President, from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of KPMG, an international public accounting firm.

Norman Miller, 51, has served as our Executive Vice President and Chief Operating Officer since 2007. Previously, Mr. Miller was employed by Aramark, Inc., a provider of managed services to business, educational, healthcare, governmental and other institutions, where he served from 2003 to 2006 as its Group President of Sports & Entertainment. He also served from 2002 to 2003 as Aramark's President of Correctional Services. From 1992 to 1997, Mr. Miller was a Regional General Manager at Nestle, a food and beverage company. From 1989 to 1992, Mr. Miller was employed by Kraft General Foods, a food and beverage company, as a Regional Sales Manager. From 1988 to 1989, Mr. Miller was employed by PepsiCo as a Regional Operations Manager. Mr. Miller is a 1983 graduate of the United States Military Academy at West Point.

Michael Coury, 48, has served as our Chief Information Officer since 2010. Previously, Mr. Coury was employed with Capital One Financial Corporation, a bank and finance services company, from 1998 to 2010, where he held several positions, including Chief Information Officer, Mortgage Business; Vice President, Information Technology Risk Office; and Vice President of Global Integration. Before joining Capital One, Mr. Coury worked for Central Fidelity Banks, Inc. (now part of Wells Fargo), where he held positions of increasing responsibility during his tenure, rising from a Systems Analyst to Vice President of Investment Technology. Mr. Coury received his BS in Computer Information Systems from DeVry Institute of Technology and his MBA from Lynchburg College.

Roy W. Hibberd, 59, has served as our Senior Vice President and General Counsel since July 2005, and as our corporate Secretary since June 2008. Prior to joining us, Mr. Hibberd served as a Managing Director of Smooth Engine, Inc., a consulting company, and as a Managing Director of Millennium Services, a franchise and business consulting firm, from July 2002 to July 2005. From 2000 until 2002, he served as the General Counsel and Managing Director (US) for the United States operations of Virtual Internet, plc, a London based public company providing internet services, and from 1996 to 1999 as the Vice President and General Manager, The Americas, of the American Express Company.

William Athas, 50, has served as our Senior Vice President of Finance and Corporate Controller since January 2007, and was named as our Chief Accounting Officer in May 2011. Previously, he was our Vice President, Finance and Corporate Controller. Prior to joining us in 2000, he was the divisional controller of Timet, a titanium metals company, from December 1998 until January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from 1987 to 1998, where he was the assistant corporate controller. Mr. Athas is a graduate of Boston College and attained his Certified Public Accountant certification in 1989.

Melissa Soper, 46, has served as our Senior Vice President, Government Affairs and Administration, since July 2012. Previously, Ms. Soper served as our Senior Vice President of Corporate Administration from July 2007 through July 2012, our Vice President and General Manager, We the People Division, from July 2005 until July 2007, and our Vice President, Corporate Human Resources from October 1996 through July 2005, with overall responsibility for development of our global human resources department and for compliance with state and federal labor laws.

Compensation Discussion and Analysis

As a global provider of financial products and services to the unbanked and under-banked community, we believe that the value we deliver to our customers, and ultimately to our stockholders, depends in large part upon the quality and capabilities of our people. Our business model is based on our ability to attract new, and to maintain relationships with existing, customers as well as to maintain our mission, customer focus and entrepreneurial spirit. As with all of our employees, the recruitment, retention and motivation of our executive officers in a highly competitive global talent market are critical factors to our business success. We believe that the senior leadership provided by our Chairman and Chief Executive Officer, President, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer and Chief Information Officer (Messrs. Weiss, Schwenke, Underwood, Miller and Coury), to whom we refer in this proxy statement as our named executive officers, is the cornerstone to successfully implementing and achieving our global strategic plans. Through the following questions and answers, we will explain the material elements of our executive compensation programs.

What are the objectives of our executive compensation programs?

Our compensation philosophy is to provide a strong focus on overall company financial performance, business development and creation of stockholder value. As a growth-oriented and entrepreneurial company, our executive compensation programs are designed to align compensation with corporate performance and the creation of stockholder value. We seek to compensate our executives at levels that are competitive with our peer companies, which consist of both companies within our traditionally defined industry as well as organizations that reflect the broad multi-national and multi-channel nature of our business and our global growth strategy, in order to attract, retain and motivate superior quality and highly experienced executives with the experience required to maintain and expand our business. Accordingly, our executive compensation programs emphasize variable pay in the form of annual and long-term incentive programs which tie a significant portion of each executive's compensation to our success in achieving our key strategic and financial goals.

For our executive compensation programs for fiscal 2012 and fiscal 2013, the human resources and compensation committee of our board of directors (which we refer to in this Compensation Discussion and Analysis as the Committee) retained Exequity, an executive compensation consulting firm, to gather data regarding the types and amount of compensation that our peer companies as well as other international retail and consumer companies from which we typically recruit, pay their executives and other key employees. For more information on our peer group and its composition, see "*— To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?*" below. Exequity assists the Committee in its review of relevant data and the determination of appropriate executive compensation levels. These reviews provide us with valuable data regarding the compensation levels and practices of our peer and other targeted companies, which, in turn, assist us in setting our compensation levels at competitive levels.

We set annual compensation for each of fiscal 2012 and fiscal 2013 based, in part, on detailed reports from Exequity with respect to fiscal 2012 and 2013, respectively. These reports included:

- a description of the compensation elements and practices of the peer companies selected by the Committee;
- a comparison of the compensation levels and pay mix of each of our named executive officers and certain other executives with those of our peer companies;

- a comparison of the compensation levels of our named executive officers and certain other executives to survey data provided by Exequity with respect to fiscal 2012 and fiscal 2013; and
- a review of the long-term incentive plan design practices among our peer group and the general market and recommendations for our long-term incentive program.

Our Chairman and Chief Executive Officer and our President (and our Chairman and Chief Executive Officer alone with regard to our President), provided the Committee with:

- an assessment of each named executive officer's performance contributions for the prior year as well as sustained performance contributions over a number of years; and
- significant changes in responsibilities delegated to each named executive officer during the year.

After discussions with our Chairman and Chief Executive Officer, our President and Exequity of the data and recommendations referenced above, as well as additional factors such as retention issues, our short and long-term performance goals and our overall compensation philosophy, the Committee approved our senior executives' base pay and our annual cash bonus and long-term incentive programs.

The Committee is directly responsible for:

- reviewing and approving the goals and objectives relating to the compensation payable to our Chairman and Chief Executive Officer;
- evaluating the performance of our Chairman and Chief Executive Officer in light of such goals and objectives; and
- based on that evaluation, setting the compensation level, perquisites and other benefits to which each of our Chairman and Chief Executive Officer is entitled.

How did we address the results of the say-on-pay vote of our stockholders at our 2011 annual meeting of stockholders?

At our 2011 annual meeting of stockholders held on November 10, 2011, we conducted an advisory vote on our executive compensation, which we refer to as the "say-on-pay" vote, as well as the frequency with which we will conduct such advisory votes in the future. Recognizing the importance of soliciting our stockholders' views on our executive compensation philosophy, policies and programs, as well as the desire of the holders of a majority of the shares voted at that meeting, our board of directors elected to allow our stockholders the opportunity, on an advisory basis, to participate in a say-on-pay vote on our executive compensation on an annual basis. To the extent there is any significant vote against, or only limited support for, the compensation of our named executive officers, we will consider our stockholders' feedback and the Committee will evaluate whether any actions are necessary to address such feedback.

Since the 2011 annual meeting of stockholders, we have actively engaged in dialogue with a significant number of large stockholders who voted against the say-on-pay proposal to understand their concerns with our compensation programs. As a result of this engagement process, we learned that these stockholders are generally pleased with our compensation programs and believe such programs are well-aligned with long-term company performance. However, several stockholders have expressed concerns regarding the appropriateness of certain discrete elements of our executive compensation program, primarily the provision of an excise tax gross-up upon a change of control to our Chairman and Chief Executive Officer under the terms of his employment agreement with us. We first granted the right to an excise tax gross-up to Mr. Weiss in an employment agreement entered into in 2007, and that excise tax gross-up has been carried through in each successive employment agreement with Mr. Weiss, including the most recent agreement that we entered into with Mr. Weiss in September 2011. Given Mr. Weiss' long history with our company, his successful track record and his knowledge of our industry, we strongly believe that we should take all reasonable steps, including the excise tax gross-up, to incentivize Mr. Weiss to remain employed by us in the event that a change of control is threatened or is imminent. We have not provided, and do not intend to provide, excise tax gross-ups to any of our other executive officers.

The Committee also considered the voting results on our say-on-pay proposals in making its decisions on our executive compensation for fiscal 2013. As a result, the Committee believes that our compensation program, which emphasizes both performance-based elements (primarily though our annual cash bonuses and long term cash incentives) and our equity compensation awards (which reward recipients for growth in stockholder value through increases in the price of our common stock), reflect an appropriate balance that allows us to attract and retain the high caliber of executive talent that is required to manage and grow our global business while appropriately reflecting the value that we and our stockholders receive from our executives.

On the whole, we continue to believe that our executive compensation programs are viewed favorably by our stockholders. As the Committee has done in prior years, we have engaged an executive compensation consultant (Exequity) to assist us in evaluating our executive compensation programs relative to our peers. As a result of the most recent reviews conducted by Exequity (prior to the execution of new employment agreements with Messrs. Weiss, Underwood and Miller in September 2011 and Mr. Schwenke in November 2011, and with respect to compensation decisions made with respect to each of our named executive officers for fiscal 2013), we continue to believe that the amounts and types of compensation that we offer our executive officers are competitive with our peers and reflect, in the aggregate, a targeted upper one-third percentile of our peer group. In addition to market-based peer data, the Committee will continue to consider the outcome of our say-on-pay proposals when making future compensation decisions for our named executive officers and other key employees.

What are the principal components of our executive compensation programs?

Our executive compensation programs consist of three key elements: (i) base salary; (ii) a performance-based annual bonus, payable in cash; and (iii) long-term incentive compensation, which for fiscal 2012 and fiscal 2013 included restricted stock units, options to purchase our common stock and long-term cash incentives. Generally, as an executive's responsibilities increase, the Committee allocates a greater portion of his or her total compensation potential from fixed components, such as base salary, to variable components, such as annual cash bonus and long-term incentive compensation. We believe that this allocation approach reflects our pay-for-performance compensation philosophy due to the greater influence that most of our senior executives have on our annual and long-term business results. In addition, we offer certain additional compensation items to each of our named executive officers pursuant to employment agreements that recognize and reflect the respective role each such individual undertakes within our organization. Each of these principal components is described in more detail below.

Base Salary: We use base salary as a significant retention tool to provide executives with a base level of income. Historically, base salary determinations for our named executive officers take into account many factors, including:

- the depth and breadth of an individual's past business experience;
- the individual's current and historical performance and contributions to us;
- the individual's future potential with us;
- the individual's role and unique skills and prior experience;
- consideration of external market data relating to compensation for similar positions at peer companies, adjusted to reflect the relative scope of responsibilities and uniqueness of the role; and
- subjective positional performance criteria.

In addition to the factors described above, the Committee also considered the findings of Exequity in making its base salary determinations for fiscal 2012 and fiscal 2013. Consistent with our compensation objectives of attracting and retaining top executive talent in a highly competitive global talent market with the experience necessary to support our multi-channel focus, international operations and growth strategy, we believe that the base salaries of our named executive officers should be set at levels which are strongly competitive with those of our peer group. As such, the Committee, with the input of our Chairman and Chief Executive Officer and our President, have determined that the appropriate base salary target for our named executive officers should reflect a combination of the upper one-third percentile of the base salaries of comparable executives at our peer companies as a group as well as the aforementioned surveys and methodological data provided by Exequity, with the ability to move higher based on the factors noted above as deemed relevant by the Committee. Given our international business model and multi-channel focus and global growth strategy, we seek executive talent with large, international public company experience, preferably including substantial consumer retail, and where appropriate for the position, e-commerce-related experience. Therefore, we consider benchmarking against the consumer/retail services industries to be more relevant than specialized financial services companies, which in most cases do not possess a size, geographical diversity and/or operational complexity that is comparable to our business. We believe that benchmarking our executive pay to this broader industry group has enabled us to attract and retain high caliber executives from that group. For more information on our peer group and its composition, see "*— To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?*" below.

On August 16, 2011, we entered into an employment agreement with Mr. Coury, who prior to such time did not have an employment agreement with us. Pursuant to the terms of the agreement, Mr. Coury's base salary was increased from $350,000 to $425,000, reflecting Mr. Coury' role within our organization as well as his expected contributions to our long-term business strategies and objectives.

On September 7, 2011, we entered into new employment agreements with each of Messrs. Weiss, Underwood and Miller. Pursuant to the terms of those employment agreements and based upon input from Exequity, the base salaries for fiscal 2012 for each of Messrs. Weiss, Underwood and Miller were increased effective as of July 1, 2011 in order to maintain each executive's salary within a targeted upper one-third percentile of our peer group, after taking into account each executive's respective role and level of responsibility within our organization as well as his expected contributions to our long-term business strategies and objectives.

On November 14, 2011, we appointed Kenneth Schwenke to serve as our President. Mr. Schwenke had previously served as a member of our board of directors since 2006 (a position from which he resigned prior to his appointment as our President). In connection with his appointment as our President, we entered into an employment agreement with Mr. Schwenke providing for an annual base salary of $550,000, subject to increase upon the approval of our board of directors.

After review of peer group data provided by Exequity for fiscal 2012, and considering the base salary increases awarded to each of Mr. Weiss, Mr. Underwood and Mr. Miller in fiscal 2012 pursuant to their new employment agreements, we did not increase the base salaries of these individuals for fiscal 2013. On June 21, 2012, based upon data from Exequity, the Committee approved an increase in Mr. Schwenke's base salary to $700,000, reflecting Mr. Schwenke's role as our President, his contributions to our company since his appointment to that position and his expected contributions to our long-term business strategies and objectives. On such date, the Committee also increased the base salary of Mr. Coury for fiscal 2013 to $450,000 in order to maintain Mr. Coury's compensation within the targeted upper one-third percentile of our peer group.

Set forth in the table below are the base salaries of each our named executive officers for each of fiscal 2012 and fiscal 2013:

Named Executive Officer	Fiscal 2012 Annual Base Salary	Fiscal 2013 Annual Base Salary
Jeffrey A. Weiss	$1,000,000	$1,000,000
Kenneth Schwenke	$550,000	$700,000
Randy Underwood	$550,000	$550,000
Norman Miller	$550,000	$550,000
Michael Coury	$425,000	$450,000

Annual Bonus: Each of our named executive officers is eligible to receive an annual cash bonus pursuant to the terms of his respective employment agreement with us.

The fiscal 2012 annual cash bonuses payable to each of our named executive officers were determined by the extent to which we, on a consolidated basis, achieved predetermined levels of Adjusted EBITDA, as further defined below, for fiscal 2012.

For the purposes of calculating the performance targets by which annual bonuses for our named executive officers are determined, we define Adjusted EBITDA as earnings before interest expense, income tax provision, depreciation and amortization, stock-based compensation expense, loss on store closings, litigation settlements, unrealized foreign exchange (gain) loss, loss (gain) on derivatives not designated as hedges, loss on extinguishment of debt, and acquisition costs. We make additional adjustments for purposes of calculating annual bonuses such that the foreign exchange rates in effect at the time the target Adjusted EBITDA was determined are used in computing the actual Adjusted EBITDA for the year.

In addition to using Adjusted EBITDA to determine annual bonuses, we have historically presented Adjusted EBITDA to the investment public in the form of prospective earnings guidance and historical results as an indication of operating performance, as well as to illustrate our ability to service our debt and to meet our future capital expenditure requirements.

The target annual bonus award for each of our named executive officers is dictated by his respective employment agreement. Under the terms of each employment agreement, the named executive officer was entitled to receive a stated percentage of his base salary as an annual bonus to the extent that we satisfied the Adjusted EBITDA target for fiscal 2012.

For fiscal 2012, the Committee set the consolidated Adjusted EBITDA target at $288.9 million. We refer to this target Adjusted EBITDA amount as the Target Amount. Our named executive officers were only entitled to receive a portion of their respective annual cash bonus, which we refer to as the Target Bonus, for fiscal 2012 if we achieved 90% of the applicable Adjusted EBITDA target, or $260.0 million in Adjusted EBITDA, which we refer to as the Lower Threshold. To the extent the Adjusted EBITDA for fiscal 2012 was above the Lower Threshold but less than the Target Amount, each named executive officer was entitled to a Target Bonus determined based on linear interpolation between such amounts. Each named executive officer was also eligible to receive an additional bonus, which we refer to as the Stretch Bonus, to the extent that the actual Adjusted EBITDA exceeded the Target Amount, with the additional Stretch Bonus amount determined based on linear interpolation between the Target Amount and the actual Adjusted EBITDA up to the Stretch Bonus Adjusted EBITDA. For fiscal 2012, the maximum Stretch Bonus Adjusted EBITDA was $303.3 million.

The table set forth below summarizes the annual cash Target Bonus and Stretch Bonus opportunities for each of our named executive officers for fiscal 2012:

	Target Bonus Opportunity as a Percentage of Salary		Stretch Bonus Opportunity as a Percentage of Salary		Total Bonus Opportunity for Fiscal 2012	
Executive	**Business Unit EBITDA**	**Company Consolidated EBITDA**	**Business Unit EBITDA**	**Company Consolidated EBITDA**	**% of Base Salary**	**Amount in Local Currency**
Jeffrey A. Weiss	N/A	125%	N/A	125%	250%	$2,500,000
Kenneth Schwenke	N/A	90%	N/A	90%	180%	$ 609,232(1)
Randy Underwood	N/A	90%	N/A	90%	180%	$ 990,000
Norman Miller	N/A	90%	N/A	90%	180%	$ 990,000
Michael Coury	N/A	50%	N/A	50%	100%	$ 425,000

(1) Mr. Schwenke's bonus targets were prorated for fiscal 2012 to reflect the commencement of his employment on November 14, 2011.

Our actual consolidated Adjusted EBITDA, adjusted for currency rates consistent with those used to determine the Target Amount, for fiscal 2012 was $306.9 million.

Based on the metrics described above and our financial results for fiscal 2012, the Committee determined that the following cash Target Bonuses and Stretch Bonuses were earned by our named executive officers for fiscal 2012, and are also reflected in the *"2012 Summary Compensation Table"* below:

	Target Bonus Achieved as a Percentage of Salary	Stretch Bonus Achieved as a Percentage of Salary	Total Bonus Achieved for Fiscal 2012	
Executive	Company Consolidated EBITDA Results	Company Consolidated EBITDA Results	% of Base Salary	Amount In Local Currency
Jeffrey A. Weiss	125%	125%	250%	$2,500,000
Kenneth Schwenke	90%	90%	180%	$ 609,232
Randy Underwood	90%	90%	180%	$ 990,000
Norman Miller	90%	90%	180%	$ 990,000
Michael Coury	50%	50%	100%	$ 425,000

On June 21, 2012, based upon data from Exequity, our board of directors approved an increase in Mr. Schwenke's annual cash bonus targets (from 90-180% to 100-200% of his base annual salary) for fiscal 2013 and for the remainder of the term of his employment to reflect Mr. Schwenke's role as our President. The Target Bonus and Stretch Bonus opportunities for each of our named executive officers for fiscal 2013 are set forth in the table below:

	Percentage of Base Salary	
Executive	Target Bonus Opportunity as a Percentage of Base Salary	Stretch Bonus Opportunity as a Percentage of Base Salary
Jeffrey A. Weiss	125%	250%
Kenneth Schwenke	100%	200%
Randy Underwood	90%	180%
Norman Miller	90%	180%
Michael Coury	50%	100%

Our board of directors has indicated that it may award additional bonuses from time to time in its discretion based upon individual and company-wide performance against strategic objectives.

Long-Term Incentive Compensation: Our equity-based awards to executives have typically taken the form of shares of restricted common stock, restricted stock units or options to purchase shares of our common stock granted under our 2005 Equity Incentive Plan and our 2007 Equity Incentive Plan. Awards are approved by the Committee upon the recommendation of our Chairman and Chief Executive Officer and our President, and are based on discretionary factors including but not limited to an executive's position, level and breadth of responsibility, and significant contributions to us.

The Committee approved the adoption of a long-term incentive program, which we refer to as our LTIP, for fiscal 2012, and approved awards under such LTIP to eligible members of our management team, including Mr. Coury but excluding Messrs. Weiss, Underwood and Miller, on June 24, 2011. On September 7, 2011, the Committee made LTIP awards to Messrs. Weiss, Underwood and Miller with respect to both fiscal 2012 and fiscal 2013 pursuant to the amended and restated employment agreements we entered into with them on that date. Upon his appointment as our President on November 14, 2011, the Committee approved an award for fiscal 2012 to Mr. Schwenke under our LTIP.

The Committee approved the adoption of our LTIP for fiscal 2013 on June 21, 2012. Mr. Schwenke and Mr. Coury received awards under our LTIP for fiscal 2013. Pursuant to the terms of their employment agreements, none of Messrs. Weiss, Underwood or Miller received awards under our LTIP for fiscal 2013.

Our annual LTIP is intended to achieve the following objectives:

- to enhance our ability to attract, motivate and retain desired talent;
- to reward both achievement of annual goals as well as sustained performance over time;

- to align executives' interests with stockholders' interests; and
- to limit shareholder dilution.

Each year, we consider a number of alternatives for our long-term incentives to our executives. We continue to believe that including restricted stock units, non-qualified options to purchase shares of our common stock and long-term cash incentives in our LTIP provides us with the opportunity to achieve the largest number of these objectives.

The parameters for each of the components of our annual LTIP are as follows:

- Restricted Stock Units and Non-Qualified Stock Options. Restricted stock unit awards and option awards vest ratably on a quarterly basis over a three-year period. The fiscal 2012 awards to Messrs. Weiss, Underwood and Miller, vest ratably on a quarterly basis beginning with the quarter ending December 31, 2012. The award made to Mr. Schwenke upon the commencement of his employment, vests on a quarterly basis beginning with the quarter ending March 31, 2012. A special award was made to Mr. Coury of 2,500 restricted stock units on December 15, 2011, which vests in approximately equal amounts on each of December 31, 2012, 2013 and 2014. The vesting of those restricted stock unit awards and option awards is contingent on the recipient remaining employed by us on each applicable vesting date, thereby achieving what we believe to be a desired balance between short-term and long-term retention objectives for our key management and executives.
- Long-Term Cash Incentives. Awards for each of fiscal 2012 and fiscal 2013 vest ratably on an annual basis over a three-year period, provided that we meet certain EBITDA targets and/or the Committee has determined that the strategic objectives were met for fiscal 2012 and fiscal 2013, respectively, and the award recipient remains employed with us on each respective payment date over the three-year period.

For fiscal 2012, long-term incentives were provided to our named executive officers in the form of restricted stock units, options to purchase shares of our common stock and long-term incentive cash awards. Restricted stock units and options to purchase shares of our common stock each represent approximately forty percent (40%) of the total value of the LTIP awards to each recipient, with long-term incentive cash awards representing twenty percent (20%) of the total award value. Based on the market volatility at the time, we believed restricted stock units and long-term cash incentives were more likely to enhance management retention. For fiscal 2012, our named executive officers received the following LTIP awards:

Executive	Restricted Stock Units (in Shares)	Options (in Shares)	Long-Term Cash Incentive(1)
Jeffrey A. Weiss	108,548	223,776	$1,200,000
Kenneth Schwenke	16,103	33,245	$ 150,000
Randy Underwood	27,137	55,944	$ 300,000
Norman Miller	27,137	55,944	$ 300,000
Michael Coury(2)	6,308	6,390	$ 130,000

(1) Awards vest on an annual basis over a three-year period, provided that we met our annual EBITDA target as determined by our board of directors for the fiscal year ending June 30, 2012 and the named executive officer remains employed with us on each respective payment date - June 30, 2012, June 30, 2013 and June 30, 2014. The applicable EBITDA target established by the Committee for fiscal 2012 was consolidated EBITDA of $288.9 million. Our board of directors and the Committee determined on June 24, 2012 that we had met the EBITDA target for fiscal 2012.

(2) For Mr. Coury, restricted stock units and long-term incentive cash awards each represent approximately forty percent (40%) of his awards for fiscal 2012, with options to purchase shares of our common stock valued at the remaining twenty percent (20%).

For fiscal 2013, long-term incentives were provided to Mr. Schwenke and Mr. Coury in the form of restricted stock units, options to purchase shares of our common stock and long term cash awards. Restricted stock units and long-term incentive cash awards each represented approximately 40% of the total value of the LTIP awards for fiscal 2013 with options representing the remaining 20% of the awards.

For fiscal 2013, our named executive officers received the following awards under our LTIP program:

Executive	Restricted Stock Units (in Shares)	Options (in Shares)	Long-Term Cash
Jeffrey A. Weiss	—	—	—
Kenneth Schwenke	17,544	18,673	$300,000
Randy Underwood	—	—	—
Norman Miller	—	—	—
Michael Coury	7,602	8,092	$130,000

Deferred Compensation Plan: Certain of our key executives, including our named executive officers, are eligible to participate in our executive Deferred Compensation Plan. Our Deferred Compensation Plan provides participants with the opportunity to save and accumulate additional income on a pre-tax basis which otherwise would be lost under our tax qualified 401(k) plan on account of Internal Revenue Code provisions which limit the compensation that may be taken into account, and the benefits that may be accrued under, a qualified plan.

Similar to a qualified 401(k) plan, our Deferred Compensation Plan enables each plan participant to defer a percentage of his or her base salary and or bonus compensation and to choose how such deferred amounts are invested. Furthermore, as with our 401(k) plan, our Deferred Compensation Plan allows each plan participant to earn a rate of return, based on the participant's investment elections, on their account balance on a tax-deferred basis. In addition, our Deferred Compensation Plan offers the flexibility of saving for retirement or for a shorter period of time. From time-to-time, we may make discretionary contributions to our Deferred Compensation Plan on an executive's behalf. These contributions are subject to vesting conditions as established by our board of directors. We made no discretionary contributions to our Deferred Compensation Plan during fiscal 2012.

Other Compensation: In addition to our standard compensation elements, we have agreed to provide to each of our named executive officers certain additional amounts pursuant to employment or other agreements with each such officer, including the following:

- Supplemental Bonuses. Messrs. Weiss, Underwood and Miller possess industry experience and company knowledge that the Committee believes is critical to our success. In order to enhance the likelihood that we retain their continued service to us, pursuant to their employment agreements, each of Messrs. Weiss, Underwood and Miller are eligible to earn a cash bonus, which we refer to as a supplemental bonus, on December 31, 2013 and December 31, 2014, subject to their respectively remaining continuously employed with us through such dates. On each such date, Mr. Weiss is eligible to earn $1,000,000 and Messrs. Underwood and Miller are each eligible to earn $750,000. With respect to 75% of the supplemental bonus, payment is further conditioned on achievement of applicable cumulative EBITDA targets through the applicable vesting dates, and with respect to 25% of the supplemental bonus, payment is further conditioned on the Committee determining that certain non-financial goals were met.
- Signing Bonus. Mr. Schwenke's employment agreement provides for a signing bonus in an aggregate amount equal to $150,000, one-third of which was paid to Mr. Schwenke on December 13, 2011, and one-third of which is payable to Mr. Schwenke if he remains employed by us through each of December 15, 2012 and 2013.
- Retention Bonus. On August 31, 2012, Mr. Coury received $100,000 under the terms of a retention bonus award granted to him in July 2011.
- Weiss Capstone and Incremental Capstone Award. Pursuant to the terms of his employment agreement with us, Mr. Weiss is entitled to receive a supplemental retirement benefit, which we refer to as the capstone award, upon certain qualifying terminations of Mr. Weiss's employment. The capstone award is a lump-sum

payment which is the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing the month that follows the applicable vesting date and a $150,000 annual survivor benefit payable on his subsequent death to his surviving spouse for her lifetime.

Under the terms of his employment agreement, Mr. Weiss is also entitled to receive an additional supplemental retirement benefit, which we refer to as the incremental capstone award, if (i) Mr. Weiss' employment terminates by reason of his retirement on or after June 30, 2012 or for any reason after June 30, 2014, (ii) Mr. Weiss' employment is terminated by us for reason of disability or without cause (as defined in his employment agreement), (iii) Mr. Weiss resigns his employment for good reason (as defined in his employment agreement), or (iv) a change in control (as defined in his employment agreement) occurs during the term of Mr. Weiss' employment with us, which such dates we refer to as incremental vesting dates. The incremental capstone award is a lump-sum payment which is the actuarial equivalent of an annual benefit of $75,000 payable to Mr. Weiss in equal monthly installments during his lifetime, commencing the first business day of the calendar month that follows the applicable incremental vesting date, with a $37,500 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime. $1.0 million of the incremental capstone award (or, if the value of the incremental capstone award is less than $1.0 million, then all of such incremental capstone award) will be payable on the first anniversary of the incremental vesting date, with any balance thereof payable on the first business day of the calendar month that follows the applicable incremental capstone vesting date.

- Supplemental RSU Grant. In part to accomplish our retention objectives and in part to ensure the implementation of appropriate succession planning, pursuant to the terms of his employment agreement, Mr. Weiss received a restricted stock unit award under our 2007 Equity Incentive Plan on July 2, 2012, which we refer to as the supplemental RSU grant. The supplemental RSU grant consisted of 228,261 shares of our common stock, representing $4,200,000 divided by $18.40, the closing price of our common stock on July 2, 2012. The supplemental RSU grant vests in substantially equal monthly installments on the last day of each month beginning July 31, 2012 and ending December 31, 2014, provided that Mr. Weiss remains employed by us on those dates. Any vested shares subject to the supplemental RSU grant will generally be delivered to Mr. Weiss on January 2, 2015. For a further discussion of Mr. Weiss' cash awards, plan awards, capstone award, incremental capstone award, supplement RSU grant and supplemental bonus see *"— Potential Payments upon Termination or Change in Control — Jeffrey A. Weiss"* below.

- Underwood Retention and Incremental Retention Bonus. Pursuant to the terms of his employment agreement with us, Mr. Underwood is entitled to receive an annual retention bonus at the rate of $150,000 per year, which we refer to as the annual retention bonus. Mr. Underwood's annual retention bonus is payable to him in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, his spouse will be entitled to receive an annual benefit of $75,000 payable in equal monthly installments during her lifetime). Mr. Underwood will be entitled to receive the annual retention bonus commencing the first month after his termination of employment, except in the case of a termination by Mr. Underwood of his employment for good reason or termination by us without cause, in which case payments with respect to the annual retention bonus would not commence until the expiration of a severance period of 12 months during which Mr. Underwood would be entitled to receive his base salary and cash bonus at the time of such termination. Upon a change of control (as defined in his employment agreement), Mr. Underwood will be entitled to receive in a lump sum equal to the actuarial equivalent of the value of the annual retention bonus in lieu of any future payments with respect to the annual retention bonus.

  Under the terms of his employment agreement, Mr. Underwood is also entitled to receive an incremental retention bonus, which we refer to as the incremental retention bonus, upon certain qualifying terminations of Mr. Underwood's employment described below. Mr. Underwood's incremental retention bonus is an annual benefit of $50,000 payable to Mr. Underwood in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, in which case his spouse will be entitled to receive an annual benefit of $25,000 payable in equal monthly installments during her lifetime). Pursuant to the terms of the Mr. Underwood's employment agreement, the incremental retention bonus will become payable if Mr. Underwood's employment is terminated (i) for any reason on or after December 31, 2012, (ii) by the Company without cause, or by Mr. Underwood with good reason, or (iii) by reason of Mr. Underwood's death or disability. Mr. Underwood will be entitled to receive the incremental retention bonus commencing the first month after such a qualifying termination, except in the case of a termination by Mr. Underwood of his employment for good reason or termination by us without cause, in which case payments with respect to the incremental retention bonus would not commence until the expiration of a severance period of 12 months during which Mr. Underwood would be entitled to receive his base salary and cash bonus at the time of such termination. Upon a change of control (as defined in his employment agreement), Mr. Underwood will be entitled to receive in a lump sum equal to the actuarial equivalent of the value of the incremental retention bonus in lieu of any future payments with respect to the incremental retention bonus (and regardless of whether Mr. Underwood's right to the incremental retention bonus had otherwise vested at the time of the change of control). For additional discussion of Mr. Underwood's annual retention bonus and incremental retention bonus, see *"— Potential Payments upon Termination or Change in Control — Randy Underwood"* below.

- *What do we seek to reward and accomplish through our executive compensation programs?*

We believe that our compensation programs, collectively, should enable us to attract, retain and motivate high quality executives with international and public company experience, especially in businesses employing a multi-channel approach with retail and Internet-based sales. We provide annual bonus awards primarily to motivate key employees to meet business unit and corporate annual performance targets that take into account, and that we believe enhance, our performance. We evaluate our performance by reference both to our annual performance targets as compared to our annual internal EBITDA goals and to strategic objectives established by our board of directors. Strategic objectives are annual objectives which contribute to our long-term growth strategies, such as leadership team effectiveness and growth of new product competencies and channels across geographies. We design long-term incentive awards primarily to retain as well as to motivate and reward key employees over longer periods, generally ranging up to three years. Through the vesting and forfeiture provisions that we include in annual awards of stock options, restricted stock units, and long-term cash incentives, we believe that we provide an additional incentive to executives to act in furtherance of our long-term and our stockholder's interests.

- *Why have we selected each principal component of our executive compensation programs?*

We have selected programs that we have found to be commonly used by international public companies, both within and outside of our industry and peer group, because we believe that such commonly used programs are well understood by our stockholders, our executives, executives we seek to hire, and analysts and credit rating agencies. Moreover, we selected each program only after we have first confirmed, with the assistance of outside professional advisors, that the program comports with settled legal and tax rules.

- *How do we determine the amount of each principal component of compensation to our executives?*

The Committee exercises judgment and discretion in setting compensation for our senior executives only after it has first reviewed industry data and peer company practices, compensation surveys, addressed targeted compensation with an independent compensation consultant, evaluated the recommendations of our Chairman and Chief Executive Officer and our President, and evaluated our corporate performance. The Committee has generally attempted to set our executive compensation as a whole within the upper one-third percentile of the range of comparative pay based on our peer group companies and compensation surveys, as described in more detail below under the heading *"To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?"*

Employment agreements that we have entered into with certain of our named executive officers provide for salary and target annual bonus percentages, at fixed rates agreed to by the parties, and therefore, these components cannot be reduced at the discretion of the Committee.

- *What specific items of corporate performance do we take into account in setting compensation policies and making compensation decisions?*

Generally, achievement of our targeted EBITDA at the consolidated level and the achievement of strategic objectives established by our board of directors have been the primary incentive targets under our annual bonus and long-term incentive compensation programs. For purposes of determining whether annual EBITDA targets have been achieved, the Committee may make adjustments to our EBITDA results in any objective manner it deems appropriate in its discretion to take into account the impact of extraordinary or non-recurring events such as a significant investment, disposition or acquisition, or performance toward and achievement of our strategic objectives. Additionally, under our LTIP for each of fiscal 2012 and fiscal 2013, we make payments for the long-term cash incentive compensation component if we meet certain EBITDA targets and/or the Committee has determined that the strategic objectives were met for the respective fiscal years, and the named executive officer remains employed with us on each respective payment date.

- *What factors do we consider in decisions to increase or decrease compensation materially?*

As stated above under the heading *"How do we determine the amount of each principal component of compensation to our executives?"*, we have contractual commitments with each of our named executive officers with respect to a rate of base salary and annual target bonuses, mutually agreed upon as a result of the arms' length negotiation of each such named executive officer's employment agreement with us, thereby limiting our ability to decrease those components of their compensation during the respective terms of their employment agreements. The factors that we consider in decisions to increase compensation include the individual performance of the executive, our corporate performance, and the annual benchmarking initiatives as discussed throughout this Compensation Discussion and Analysis.

- *How do accounting considerations impact our compensation practices?*

Prior to implementation of a compensation program and the granting of awards under the program, we evaluate the cost of the program and awards in light of our current performance and anticipated budgeted performance. We also review the design of compensation programs to assure that the recognition of expense for financial reporting purposes is consistent with our financial modeling. We designed our fiscal 2012 and fiscal 2013 programs so that overall costs fell within a budgeted dollar amount and that the awards under those programs would be accounted for under standards governing equity-based arrangements and, more specifically, so that they would be afforded fixed treatment under those standards.

- *How do tax considerations impact our compensation practices?*

Prior to our implementation of a compensation program and awards under the program, we evaluate the Federal and international income tax consequences, both to us and to our executives, of the contemplated program and awards. Before approving a program, the Committee receives an explanation from our outside professionals as to the tax treatment of the program and awards under the program, and assurances from our outside professionals that the tax treatment should be respected by domestic and international taxing authorities.

Section 162(m) of the Internal Revenue Code limits our tax deduction each year for compensation to each of our Chairman and Chief Executive Officer and our three other highest paid executive officers (not including our Chief Financial Officer) to $1 million unless, in general, the compensation is paid under a plan that is performance-related, non-discretionary and has been approved by our shareholders. The Committee monitors, and will continue to monitor, the effect of Section 162(m) on our compensation programs. However, given our significant net operating losses in the United States, we have not attempted to structure compensation to be fully deductible under Section 162(m).

We adopted our Deferred Compensation Plan primarily for our U.S. executives to provide them with an opportunity to save for the future without paying a current tax on the deferred amounts.

- *Why have we entered into agreements with named executive officers that provide for post-employment payments following a change-in-control?*

We believe that it is in our best interest to have agreements with certain of our named executive officers to assure that we will have the continued dedication and objectivity of those individuals, notwithstanding the possibility, threat or occurrence of a change in control. The agreements with each of our named executive officers provide for post-employment payments following a change in control as described under "— *Payments upon Termination of Employment and Change in Control*" below.

- *To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?*

In setting compensation for our named executive officers for fiscal 2012 and 2013, the Committee compared the elements of total compensation to compensation provided by peer groups of industry, financial services and broader consumer/retail services peers, preferably with international operations. The Committee used peer group data and compensation surveys primarily as a frame of reference to set executive compensation as a whole within the upper one-third percentile range of comparative pay at the peer group companies.

For fiscal 2012, our peer group consisted of the following companies:

Industry Peers	Retail Peers
Aaron's Inc.	Abercrombie & Fitch Co.
Cash America International, Inc.	Aeropostale, Inc.
EZCorp, Inc.	Ascena Retail Group Inc.
First Cash Financial Services, Inc.	Brown Shoe Company Inc.
Global Payments Inc.	Charming Shoppes Inc.
Green Dot Corporation	Chicos Fashion Inc.
H&R Block Inc.	Dollar General Corp.
Hartland Payments Systems	Dollar Tree Inc.
Moneygram International Inc.	DSW Inc.
NetSpend Holdings, Inc.	Hot Topic Inc.
Rent-A-Center Inc	J Crew Group Inc.
VeriFone Systems, Inc.	Limited Brands Inc.
Western Union Holdings, Inc.	Pep Boys
	Pricemart Inc.
	Ross Stores Inc.
	Stage Stores Inc.
	Talbots Inc.
	Williams Sonoma Inc.

We believe that we are unique among the group that is traditionally deemed to be our industry peers due to several factors, including the array of products that we offer, the various platforms through which we offer those products, and the several geographical markets in which we operate our businesses. Over the past two years, we have rapidly expanded our retail footprint in the United Kingdom by opening over 100 new storefront locations, acquiring the largest Internet-based providers of short-term single-payment consumer loans in both the United Kingdom and Finland, and became what we believe to be the largest pawn lender in Europe by expanding our pawn offerings in the United Kingdom and acquiring the largest pawn lender in Scandinavia.

Because of the relative diversity of our operations, and the rapid expansion of our operations through acquisitions and organic growth, we and our current executive compensation consulting firm, Exequity, assembled the peer group in order to provide a range of pay benchmarking information from a group of companies that we believe to collectively represent the breadth of our operations.

The portion of our peer group designated as "Industry Peers" consists of a group of 13 similarly sized U.S.-based corporations that have relatively similar operational dynamics as those of the Company. Although each of these "Industry Peer" companies either offers products, or caters to a customer demographic base, similar to ours, none of the "Industry Peer" companies maintains a combination of geographical and product offerings and platforms comparable to that of the Company. Nevertheless, because of the similarities in customer base and products, we have historically included these or similar "Industry Peers" in our compensation peer group.

We, however, believe that given our retail focus, international operations and global growth strategy, we have more sophisticated management needs than our traditionally defined "Industry Peers." Furthermore, we believe that a broader consumer/retail services peer group is frequently more reflective of the companies with which we compete for executive and management talent than our industry peers.

For several years, the Committee has concluded that a broader consumer and retail services peer group is more representative of the caliber of executive and management talent needed to manage a high growth, multi-location, multi-product and multi-national business such as ours. For fiscal 2012, several new retailers, such as Abercrombie & Fitch Co., Limited Brands Inc. and Williams Sonoma Inc., were added to our peer group, primarily due to the significant operational and structural similarities of those companies to us, including brick and mortar store networks and strong Internet presences with themed branding strategies. Although several of the retailers in our peer group may be perceived to service a different customer demographic than our various businesses, we believe that a broader peer group better reflects our focus on our sizeable retail and Internet operations and against which we compete for executive and management talent having the skills and experience appropriate for our current and potential future international and multi-channel operations. Conversely, we do not believe that employment with most of the Industry Peers provides the experience and skills necessary for our present and future needs.

As indicated in the biographies of our executive officers included elsewhere in this proxy statement, several of our named executive officers and other executive officers have been employed with us for a number of years. Each of these employees, however, also came to us with experience outside our "industry," including Mr. Weiss, who has a background in investment banking, Mr. Underwood, who previously worked for The Coleman Company, Inc., and before that, Thorn EMI, plc, Mr. Miller, who was previously employed by Aramark, and Mr. Coury, who previously was employed by Capital One. The prior employment experience of Mr. Schwenke, who was recently appointed to serve as our President, was in the food service and talent management industries.

We have also hired a number of other key management personnel within the past three years, each of whom came to us with significant experience outside our traditionally defined "industry." Our recent hiring efforts have focused almost exclusively on executive talent with experience outside our "industry," perhaps most notably on individuals with experience with retail businesses and international operations.

In order for us to expand and grow our business geographically and otherwise, and to continue to expand our efforts to market our services and products across multiple platforms, we firmly believe that we must attract and retain executive talent that has experience in multi-national, diverse companies which have effectively executed on multi-channel retail and Internet-based strategies. We believe that the delivery of our services and products, through retail outlets, over the Internet, or otherwise, is as important to our success as the services and products themselves.

Because we focus our hiring efforts on executive talent with significant experience that we deem to be relevant to our business but which may otherwise be viewed as being outside its traditionally defined "industry", we believe that the compensation that we offer our executive talent, including our named executive officers as well as other key management personnel, must be consistent both with that "non-industry" experience as well as with the relative value offered by each executive employee to us. Accordingly, we have constructed our peer group with both our traditional "peer group" as well as other retail companies in order to benchmark the compensation of our named executive officers, as well as our other key management personnel, in order to construct a compensation structure that reflects our performance relative to both our "industry peers" as well as the companies with which we believe that we compete to retain our executive talent.

- *Do we recoup compensation based on performance measures that are later reduced?*

We have not adopted a policy that provides for recovery of an award if a performance measure used to calculate the award is subsequently adjusted in a manner that would reduce the size of the award. Although, we have not previously experienced any such restatements or adjustments, if we were to experience such an adjustment, the Committee would assess the circumstances relating to the adjustment and take such actions as it believes to be appropriate. Additionally, pursuant to their employment agreements, each of our named executive officers (other than Mr. Coury) will be subject to any compensation recoupment policy developed by our board of directors or the Committee that is necessary to comply with applicable law.

- *What is the role of our executive officers in the compensation process?*

The Committee meets periodically with our Chairman and Chief Executive Officer and our President to address executive compensation, including the rationale for our compensation programs and the efficacy of the programs in achieving our compensation objectives. The Committee invites representatives of our executive compensation consulting firm to join pertinent meetings and occasionally requests one or more other members of senior management to participate in certain meetings. Through these meetings, the Committee directs senior management and the compensation consultant to provide industry data, including levels and forms of compensation provided at peer companies, and legal, tax and financial analyses and counsel. The Committee also relies on senior management to evaluate compensation programs to assure that they are designed and implemented in compliance with laws and regulations, including SEC reporting requirements. The Committee principally relies on the recommendations of our Chairman and Chief Executive Officer regarding the performance of his direct reports. At a meeting held on June 21, 2012, the Committee received recommendations from our Chairman and Chief Executive Officer regarding salary adjustments, discretionary bonus awards and long-term incentive awards for fiscal 2013 for our executive officers other than himself. The Committee accepted these recommendations after concluding that the recommendations comported with the Committee's objectives and philosophy and its evaluation of our performance, and industry and other supporting data.

- *Do we consider the relative risks of our compensation programs to us and our business?*

When establishing and reviewing our executive compensation programs, the Committee and our board of directors consider whether the programs encourage risks which are reasonably likely to have a material adverse affect on us. In May 2012, the Committee received from its compensation consultant, Exequity, factors to consider in determining the extent to which the features of our compensation programs aggravate or mitigate risk. In reviewing these considerations, in light of the our broad-based plans, including those in which our named executive officers participate, the Committee determined that our compensation programs are not reasonably likely to have a material adverse effect on us. A review of those features and our compensation programs is highlighted below:

Risk Aggravating Feature	***Our Compensation Programs***
A compensation mix overly weighted toward short-term incentives	The mix of pay, and blend of equity, is appropriately balanced between fixed and variable, short- and long-term, and time and performance based.
Highly leveraged payout curves and uncapped payouts	Maximum payout levels for our annual cash bonuses upon achievement of financial goals are capped; the payout curves are appropriately calibrated to afford for reasonable leverage; there is direct alignment between pay and performance.
Unreasonable goals or thresholds	Considering our performance history, the goals and thresholds are appropriate.
Use of inappropriate metrics	Our performance based programs consider EBITDA targets and strategic objectives as set by our board of directors. These metrics are within the influence of management's performance and are aligned with stockholders' interests.
Contiguous performance periods (without additional holding or vesting requirements)	The long-term incentive plan is built on overlapping annual cycles.

The Committee has noted that it does not believe that we engage in the practices that aggravate risk and further noted a number of design features of our annual cash bonus plan and long-term incentive plan reduce the likelihood of excessive risk taking. For example, the Committee believes that our annual cash bonus program appropriately balances risk and the desire to focus executives on specific short-term financial goals important to our success. Furthermore, a significant portion of the compensation provided to our named executive officers is in the form of long-term equity awards that are important to help further align executives' interests with those of our stockholders. The Committee determined and the our board of directors concurred that, for all employees, our compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Compensation Committee Report

Our human resources and compensation committee has reviewed and discussed the Compensation Discussion and Analysis with our management and, based on the review and discussion, recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement and thereby incorporated by reference into our Annual Report on Form 10-K. Our board of directors accepted the recommendation of the human resources and compensation committee. This report is made by the undersigned members of the human resources and compensation committee.

Ron McLaughlin (Chair)
Michael Kooper

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the Securities and

Exchange Commission, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission and shall not be deemed to be incorporated by reference into any such filing.

Human Resources and Compensation Committee Processes and Procedures

The human resources and compensation committee's charter has been approved by our board of directors upon the recommendation of the corporate governance and nominating committee. The human resources and compensation committee and the corporate governance and nominating committee review the charter no less frequently than annually. Under its charter, the human resources and compensation committee's responsibilities include:

- reviewing and approving our goals and objectives relating to our Chairman and Chief Executive Officer's compensation, evaluating the performance of our Chairman and Chief Executive Officer in light of such goals and objectives, and setting our Chairman and Chief Executive Officer's compensation level, perquisites and other benefits based on this evaluation;
- in consultation with our Chairman and Chief Executive Officer, reviewing and approving the compensation, perquisites and other benefits including, but not limited to, (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) retirement benefits, if any, for each of our executive officers, including the named executive officers, in each such case taking into account the recommendations of our Chairman and Chief Executive Officer and such other information as the human resources and compensation committee believes appropriate;
- periodically reviewing and approving new compensation programs for our executive officers; reviewing annually our executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes; and establishing and periodically reviewing policies for the administration of executive compensation programs;
- reviewing and recommending to our board of directors the appropriate structure and amount of compensation for the non-employee directors;
- establishing and periodically reviewing policies in the area of senior management perquisites;
- reviewing and approving material changes in our employee benefit plans; making recommendations to our board of directors generally with respect to incentive-compensation plans, equity-based plans and deferred compensation plans; establishing criteria for the granting of options and other stock-based awards to our executive officers and other employees and review and approving the granting of options and other stock-based awards to our executive officers, including administering our 2005 stock incentive plan, our 2007 equity incentive plan and any other incentive-compensation plans, equity-based plans and deferred compensation plans; and administering our incentive and equity-based plans and programs;
- reviewing and approving the terms of any employment agreement executed by us with an executive officer, including any of our named executive officers;
- exercising sole authority to retain, and to terminate, any third party consultants to assist in the evaluation of director, Chairman and Chief Executive Officer or executive compensation and exercising sole authority to approve such consultant's fees and other retention terms;
- reviewing and reassessing annually the adequacy of the human resources and compensation committee charter and recommending any proposed changes to our board and annually evaluating its own performance;
- reviewing the Compensation Discussion and Analysis section to be included in our annual proxy statement or other report or filing, discussing the Compensation Discussion and Analysis with our management, and recommending to our board of directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K and/or proxy statement; and
- reviewing our succession planning process for our Chairman and Chief Executive Officer and all executive officers and making recommendations to our board of directors regarding succession planning issues.

In the questions and answers set forth above under the caption "— *Compensation Discussion and Analysis*" above, we have addressed the role of executive officers in the executive compensation process. See the question "*What is the role of our executive officers in the compensation process?*" under the caption "— *Compensation Discussion and Analysis*" above. With respect to compensation of directors, the role of our executive officers is limited to furnishing such industry data, summaries and legal and financial analyses as the human resources and compensation committee requests from time to time.

As discussed under the caption "— *Compensation Discussion and Analysis*" above, our human resources and compensation committee has engaged Exequity since fiscal 2011 to provide it with peer group and industry compensation data, compensation surveys and advice on compensation best practices. The instructions given by our human resources and compensation committee to Exequity will vary yearly but typically will include a request: (i) that the firm prepare an executive compensation peer group analysis that covers our senior executives; (ii) that the firm compile current data with regard to industry compensation trends and practices; and (iii) for a recommendation as to ranges for base salary, annual incentives and long-term incentives for executives officers and directors. Pursuant to the terms of its engagement by the human resources and compensation committee, Exequity is directed to recommend programs that are fair, reasonable and balanced and designed to attract, retain, motivate and reward executives for performance, while closely aligning the interests of executives with those of our stockholders. We paid Exequity $327,595 in the aggregate for all the services that it provided to us in fiscal 2012.

2012 Summary Compensation Table

The following table sets forth summary information concerning compensation of our principal executive officer and principal financial officer and each of the next three most highly compensated current executive officers whose total compensation (excluding any compensation as a result of a change in pension value and non-qualified deferred compensation earnings) exceeded $100,000 during fiscal 2012. We refer to these persons in this proxy statement as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(19)	Total ($)
Jeffrey A. Weiss,	2012	$1,000,000	$4,235,000(4)	$2,400,000	$2,400,000	$531,333(5)	$ 776,833(18)	$204,186	$11,547,352
Chairman of the	2011	$ 985,000	$2,708,750(4)	—	—	$131,333(5)	$1,043,074(18)	$205,413	$ 5,073,570
Board and Chief Executive Officer	2010	$ 985,000	$1,723,750(4)	$1,460,702	$ 495,125	—	$ 618,941(18)	$193,592	$ 5,477,110
Kenneth Schwenke, President	2012	$ 338,462	$ 659,232(14)	$ 600,000	$ 450,000	$ 50,000(16)	—	$ 15,009	$ 2,112,703
Randy Underwood,	2012	$ 550,000(1)	$1,240,000(6)	$ 600,000	$ 600,000	$283,618(7)	—	$107,062	$ 3,380,680
Executive Vice	2011	$ 505,000(1)	$ 909,000(6)	—	—	$263,618(8)	—	$128,083	$ 1,805,701
President and Chief Financial Officer	2010	$ 451,923(1)	$ 909,000(6)	$ 584,947	$ 306,471	$265,983(9)	$ 471,457(18)	$125,169	$ 3,114,950
Norman Miller,	2012	$ 550,000(1)	$1,240,000(10)	$ 600,000	$ 600,000	$283,618(11)	—	$ 36,274	$ 3,309,892
Executive Vice	2011	$ 505,000(1)	$ 909,000(10)	—	—	$263,618(12)	—	$ 22,550	$ 1,700,168
President and Chief Operating Officer	2010	$ 450,000(1)	$ 720,000(10)	$ 584,947	$ 306,471	$265,983(13)	—	$ 22,380	$ 2,349,781
Michael Coury, Chief Information Officer	2012	$ 425,000	$ 525,000(15)	$ 173,800	$ 65,000	$114,018(17)	—	$ 12,312	$ 1,315,130

(1) Includes salary deferred by the named executive officer under our Deferred Compensation Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement.

(2) The amounts shown in this column reflect the aggregate grant date fair value for stock awards granted in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

(3) The amounts shown in this column reflect the aggregate grant date fair value for option awards granted in fiscal 2010, fiscal 2011 and fiscal 2012, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

(4) Consists of (i) for fiscal 2012, (x) $2,500,000 cash bonus award pursuant to our annual cash bonus program, (y) $750,000 discretionary bonus award and (z) the payment of the $985,000 cash award under the terms of Mr. Weiss' prior employment agreement; (ii) for fiscal 2011, (x) $1,723,750 cash bonus award pursuant to our annual cash bonus program, and (y) the payment of the $985,000 cash award under the terms of Mr. Weiss' prior employment agreement and (iii) for fiscal 2010, a $1,723,750 cash bonus award pursuant to our annual cash bonus program.

(5) Consists of (i) for fiscal 2012, (x) the vesting and payment of $131,333 of the $394,000 long-term cash incentive awarded in fiscal 2010 and (y) the vesting and payment of $400,000 of the $1,200,000 long-term cash incentive awarded in fiscal 2012 and (ii) for fiscal 2011, the vesting and payment of $131,333 of the $394,000 long-term cash incentive awarded in fiscal 2010.

(6) Consists of (i) for fiscal 2012, (x) $990,000 cash bonus award pursuant to our annual cash bonus program and (y) a $250,000 discretionary bonus award, (ii) for fiscal 2011, a $909,000 cash bonus award pursuant to our annual cash bonus program and (iii) for fiscal 2010, a $909,000 cash bonus award pursuant to our annual cash bonus program.

(7) Consists of (i) the vesting and payment of $100,000 of the $300,000 long-term cash incentive awarded in fiscal 2012; (ii) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011, and (iii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010. The $100,000 portion of the long-term cash incentive was awarded effective July 1, 2011 and was conditioned upon achieving the fiscal 2012 annual EBITDA target and/or strategic objectives as established by our board of directors. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving the fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal year 2012 and, accordingly, these awards vested.

(8) Consists of (i) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011; (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive granted in fiscal 2009. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving the fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving the fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal year 2011 and, accordingly, these awards vested.

(9) Consists of (i) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010; (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon

achieving the fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving the fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(10) Consists of (i) for fiscal 2012, (x) $990,000 cash bonus award pursuant to our annual cash bonus program and (y) a $250,000 discretionary bonus award, (ii) for fiscal 2011, a $909,000 cash bonus award pursuant to our annual cash bonus program and (iii) for fiscal 2010, a $720,000 cash bonus award pursuant to our annual cash bonus program.

(11) Consists of (i) the vesting and payment of $100,000 of the $300,000 long-term cash incentive awarded in fiscal 2012; (ii) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011, and (iii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010. The $100,000 portion of the long-term cash incentive was awarded effective July 1, 2011 and was conditioned upon achieving the fiscal 2012 annual EBITDA target and/or strategic objectives as established by our board of directors. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving the fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal 2012 and, accordingly, these awards vested.

(12) Consists of (i) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011; (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive granted in fiscal 2009. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving the fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving the fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal 2011 and, accordingly, these awards vested.

(13) Consists of (i) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010; (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, and (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving the fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving the fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal 2010 and, accordingly, these awards vested.

(14) Consists of (i) $609,232 cash bonus award pursuant to our annual cash bonus program and (ii) the vesting and payment of $50,000 of a $150,000 signing bonus award granted upon Mr. Schwenke's appointment as our President during fiscal 2012.

(15) Consists of (i) a $425,000 cash bonus award pursuant to our annual cash bonus program and (ii) a $100,000 retention bonus to be paid to Mr. Coury on August 31, 2012, provided he remains in our employ as of that date.

(16) Consists of the vesting and payment of $50,000 of the $150,000 long-term cash incentive awarded in fiscal 2012. The $50,000 portion of the long-term cash incentive was awarded effective November 14, 2011 and was conditioned upon achieving the fiscal 2012 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal 2012 and, accordingly, this award vested.

(17) Consists of (i) the vesting and payment of $43,333 of the $130,000 long-term cash incentive awarded in fiscal 2011; (ii) the vesting and payment of $36,291 of the $108,874 long-term cash incentive awarded in fiscal 2010 and (iii) the vesting and payment of $34,393 of the $77,385 long-term cash incentive awarded in fiscal 2010. The $43,333 portion of the long-term cash incentive was awarded effective July 1, 2011 and was conditioned upon achieving the fiscal 2012 annual EBITDA target and/or strategic objectives as established by our board of directors. The $36,291 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving the fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $34,393 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving the fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and the board of directors determined that we met the strategic objectives for fiscal 2012 and, accordingly, these awards vested.

(18) This amount reflects the present value of the certain post-retirement awards to which Mr. Weiss and Mr. Underwood are entitled under the terms of their employment agreements (the capstone award and incremental capstone award, with respect to Mr. Weiss, and the retention bonus and incremental retention bonus, with respect to Mr. Underwood), as if such individuals retired as of June 30, 2011 and December 31, 2012, respectively, the dates upon which they first become eligible for their respective awards). For more information on these post-retirement benefits, see "*Compensation Discussion and Analysis—What are the principal components of our executive compensation programs?*" above. Mr. Weiss and Mr. Underwood were entitled to the capstone award and the retention bonus, respectively, under employment agreements that were effective prior to fiscal 2010. As a result of new employment agreements entered into in fiscal 2010, Mr. Weiss became entitled to the incremental capstone award and Mr. Underwood entitled to the incremental retention bonus. The amounts for Mr. Weiss for fiscal 2010, fiscal 2011 and fiscal 2012 represent changes in the present value of the capstone award and the incremental capstone award, and the amount for Mr. Underwood in fiscal 2010 represents the present value of the incremental retention bonus.

(19) Includes the following additional compensation:

Name	Year	401(k) Match	Discretionary Deferred Compensation Contributions	Life Insurance(a)	Perquisites(b)
Jeffery A. Weiss	2012	$10,000	—	$151,782	$ 42,404
	2011	$ 8,616	—	$132,570	$ 64,227
	2010	$ 8,205	$1,595	$130,850	$ 52,942
Kenneth Schwenke	2012	—	—	—	$ 15,009
Randy Underwood	2012	$10,000	—	$ 7,960	$ 89,102
	2011	$ 8,134	$1,666	$ 7,110	$111,173
	2010	$ 8,123	$1,678	$ 6,510	$108,858
Norman Miller	2012	$10,000	—	$ 2,520	$ 23,754
	2011	$ 2,385	$5,865	$ 2,300	$ 12,000
	2010	$ 2,370	$5,880	$ 2,130	$ 12,000
Michael Coury	2012	$12,225	—	$ 990	$ 12,312

(a) Consists of premiums paid by us for life insurance for which we are not the named beneficiary under this policy.

(b) Includes the following perquisites:

Name	Year	Automobile(i)	Country Club(ii)	Housing Allowance(iii)	Benefits Allowance(iv)	Personal Expenses
Jeffery A. Weiss	2012	$ 774	$18,300	—	—	$23,330(v)
	2011	$ 2,754	$46,855	—	—	$14,618(v)
	2010	$ 1,510	$34,523	—	—	$16,909(v)
Kenneth Schwenke	2012	$15,009	—	—	—	—
Randy Underwood	2012	$24,197	—	$36,000	$28,905	—
	2011	$24,000	—	$36,000	$51,173	—
	2010	$24,000	—	$36,000	$48,858	—
Norman Miller	2012	$23,754	—	—	—	—
	2011	$12,000	—	—	—	—
	2010	$12,000	—	—	—	—
Michael Coury	2012	$12,312	—	—	—	—

(i) Includes the personal benefits associated with the use of a car paid by us in the case of Mr. Weiss. In calculating these benefits, we took the annual cost of the car to us (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percent of personal use claimed by the executive. Messrs. Schwenke, Underwood, Miller and Coury received an annual car allowance for the amounts shown.

(ii) Includes the personal benefits associated with the use of country club memberships paid by us. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percent of personal use claimed by the executive.

(iii) Mr. Underwood receives a monthly housing allowance.

(iv) Mr. Underwood receives a monthly benefits allowance for the reimbursement of life and long-term disability insurance premiums and in fiscal 2010 and 2011 a tax gross-up allowance for allowances received.

(v) Represents personal tax and legal services paid by us.

Fiscal 2012 Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to our named executive officers for fiscal 2012 and, with respect to non-equity incentive plan awards, represents the threshold, target and maximum payouts designated under our annual bonus plans discussed above under "— Compensation Discussion and Analysis" in the Proxy Statement.

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)				
Jeffrey A. Weiss		$125,000(1)	$1,250,000(1)	$2,500,000(1)	—	—	—	—
		$400,000(2)	$1,200,000(2)	$1,200,000(2)	—	—	—	—
	9/7/2011	—	—	—	108,548	—	—	$2,400,000
	9/7/2011	—	—	—	—	223,776	$10.73	$2,400,000
Kenneth Schwenke		$ 30,462(1)	$ 304,616(1)	$ 609,232(1)	—	—	—	—
		$ 50,000(2)	$ 150,000(2)	$ 150,000(2)	—	—	—	—
	11/14/2011	—	—	—	16,103	—	—	$ 300,000
	11/14/2012	—	—	—	—	33,245	$ 9.02	$ 300,000
	6/21/2012	—	—	—	17,544	—	—	$ 300,000
	6/21/2012	—	—	—	—	18,673	$ 8.03	$ 150,000
Randy Underwood		$ 49,500(1)	$ 495,000(1)	$ 990,000(1)	—	—	—	—
		$100,000(2)	$ 300,000(2)	$ 300,000(2)	—	—	—	—
	9/7/2011	—	—	—	27,137	—	—	$ 600,000
	9/7/2011	—	—	—	—	55,944	$10.73	$ 600,000
Norman Miller		$ 49,500(1)	$ 495,000(1)	$ 990,000(1)	—	—	—	—
		$100,000(2)	$ 300,000(2)	$ 300,000(2)	—	—	—	—
	9/7/2011	—	—	—	27,137	—	—	$ 600,000
	9/7/2011	—	—	—	—	55,944	$10.73	$ 600,000
Michael Coury		$ 21,250(1)	$ 212,500(1)	$ 425,000(1)	—	—	—	—
		$ 43,333(2)	$ 130,000(2)	$ 130,000(2)	—	—	—	—
	12/15/2011	—	—	—	2,500	—	—	$ 43,800
	6/21/2012	—	—	—	7,602	—	—	$ 130,000
	6/21/2012	—	—	—	—	8,092	$ 8.03	$ 65,000

(1) Includes the fiscal 2012 threshold, target and maximum payouts designated under our annual cash bonus program. For a discussion of the terms of our annual cash bonus program and the amount earned thereunder by the named executive officer during fiscal 2012, see *"— Compensation Discussion and Analysis — Annual Bonus"* above.

(2) Includes the threshold, target and maximum payouts designated under the long-term cash component of our long-term incentive plan. For a discussion of the terms of our long term incentive plan and the amounts earned thereunder by the named executive officer during fiscal 2012, see "*— Compensation Discussion and Analysis — Long-Term Incentive Compensation*" in the Proxy Statement.

Narrative Disclosure Relating to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table

As required by the rules of the Securities and Exchange Commission, the information set forth above under *"— 2012 Summary Compensation Table"* and the *"— 2012 Grants of Plans-Based Awards Table"* reflects not only compensation earned and paid in the respective fiscal year, but also amounts representing the opportunity to earn future compensation under performance-driven compensation incentives that may be forfeited based on future performance and/or time vesting. As a result of mixing compensation earned/paid and contingent compensation, the "total" shown under *"— 2012 Summary Compensation Table"* includes amounts that the named executive officers may never receive.

We have employment agreements with each of our named executive officers who is currently employed by us. The material terms of each employment agreement are summarized below, except that termination payments provided under each agreement are summarized below under the heading "*— Potential Payments Upon Termination or Change of Control.*" In addition, pursuant to each employment agreement, each named executive officer is eligible to receive annual cash incentive awards if performance objectives established by our board of directors and/or human resources and compensation committee are met and to receive future equity grants under such long-term incentive programs as we may maintain from time to time. See "*— Compensation Discussion and Analysis*" above for more information on our long term incentive program.

Jeffrey A. Weiss

The information set forth above under "*— 2012 Summary Compensation Table*" and the "*— 2012 Grants of Plans-Based Awards Table*" reflects compensation for the applicable periods as provided for in the employment agreement entered into by us and Mr. Weiss, our Chief Executive Officer, on September 7, 2011, which we refer to as the 2011 Weiss Agreement. The 2011 Weiss Agreement replaced a prior employment agreement dated October 30, 2009, which we refer to as the 2009 Weiss Agreement. Prior to that, we and Mr. Weiss were parties to an employment agreement dated October 5, 2007, as amended on December 18, 2008, which we refer to as the 2007 Weiss Agreement.

Comparison of 2011 Weiss Agreement and 2009 Weiss Agreement

Set forth in the table below is a comparison of the salary, bonuses and long term compensation awards to which Mr. Weiss is entitled under the 2011 Weiss Agreement, relative to the salary, bonuses and long term compensation awards to which Mr. Weiss was entitled during our fiscal year ended June 30, 2011 under the terms of the 2009 Weiss Agreement.

	2009 Weiss Agreement	**2011 Weiss Agreement**							
	Fiscal 2011 (Actual)	**Fiscal 2012**	**Percentage Increase - Decrease over Prior Year**	**Fiscal 2013**	**Percentage Increase - Decrease over Prior Year**	**Fiscal 2014**	**Percentage Increase - Decrease over Prior Year**	**Fiscal 2015**	**Percentage Increase - Decrease over Prior Year**
Salary	$ 985,000	$1,000,000	1.5%	$1,000,000	0.0%	$1,000,000	0.0%	$1,000,000	0.0%
Annual Bonus*(1)	$1,723,750	$2,500,000	45.0%	$2,500,000	0.0%	$2,500,000	0.0%	$2,500,000	0.0%
Long Term Incentive Compensation(2)						$3,000,000	—	$3,000,000	0.0%
Equity-based	$ 591,000	$4,800,000	712.2%	—	—				
Cash	$1,379,000*	$1,200,000*	(13.0)%	—	—				
Supplemental Cash Bonus(3)	—	—	—	—	—	$1,000,000*	—	$1,000,000*	0.0%
Supplemental Restricted Stock Award(4)	—	—	—	$4,200,000	—	—	—	—	—
Total	$4,678,750	$9,500,000	103.0%	$7,700,000	(18.9)%	$7,500,000	(2.6)%	$7,500,000	0.0%

* Performance-based compensation

(1) Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus of 175% of his base salary, based upon our performance measured by the extent to we achieved consolidated annual earnings before income taxes, depreciation, amortization and other items, or EBITDA, targets set by our board of directors. Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus of 250% of his base salary, based upon our performance measured by the extent to we achieve consolidated annual EBITDA targets set by our board of directors. For the purposes of this table, we have assumed that Mr. Weiss earns his maximum annual target cash bonus amount, or 250% of his base salary, for each fiscal year under the 2011 Weiss Agreement.

(2) The amounts shown reflect (i) the aggregate grant date fair value for stock and options awards, in accordance with ASC Topic 718, in each case pursuant to our equity compensation plans, and (ii) the full value of the long term cash incentive vesting, which Mr. Weiss received under the 2009 Weiss Agreement and which he has received, or will be entitled to receive, under the 2011 Weiss Agreement. Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual award under our long term incentive compensation plan in an amount equal to 100% of his then current base salary. Under the terms of the 2011 Weiss Agreement, Mr. Weiss received an award under our long term incentive compensation plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of \$6,000,000, one half of which constituted an award with respect to fiscal 2012 and the other half of which constituted an award with respect to fiscal 2013. For fiscal years beginning on and after June 30, 2013, Mr. Weiss is entitled to receive long term incentive compensation with an annualized aggregate grant date value of at least \$3,000,000, with the allocation of such award between equity and cash to be determined by our human resources and compensation committee. For the purposes of this table, we have indicated that Mr. Weiss will be entitled to an award with an aggregate value of \$3,000,000 for each of the fiscal years ended June 30, 2014 and 2015, but have not assumed how such awards will be allocated between equity or cash awards, or whether all or any portion of such awards will be performance based compensation.

Equity awards made to Mr. Weiss under both the 2009 Weiss Agreement and the 2011 Weiss Agreement vest ratably on a quarterly basis over a three-year period, provided that he remains employed by us on such dates, and is not based on our performance and/or that of Mr. Weiss. The long term cash incentive awards granted to Mr. Weiss under the 2009 Weiss Agreement vest ratably on an annual basis over a three-year period, subject to our achievement of certain EBITDA targets and/or the determination of our human resources and compensation committee that strategic objectives are met by us. Of the \$1,200,000 in cash-based awards granted to Mr. Weiss under the 2011 Weiss Agreement in the fiscal year ended June 30, 2012, (1) \$480,000 vests over a three-year period, with one-third of such amount vesting on each of June 30, 2012, 2013 and 2014, provided Mr. Weiss remains continuously employed by us through each such date, and (2) \$720,000 vests over a vests over a three-year period, with one-third of such amount vesting on each of June 30, 2012, 2013 and 2014, subject to the achievement of performance conditions determined by our human resources and compensation committee and based on our performance and Mr. Weiss' performance beginning on July 1, 2011 and ending on the applicable vesting date. Under the terms of the 2009 Weiss Agreement, Mr. Weiss received a cash bonus in the amount of 100% of his then current base salary in recognition of his efforts to assist us in planning for the succession of his chief executive officer position.

(3) Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive supplemental cash bonus awards of \$1,000,000 on each of December 31, 2013 and December 31, 2014, with \$250,000 of each such award subject to the satisfaction of non-financial performance objectives, and \$750,000 subject to our achievement of EBITDA targets, in each case as determined by our human resources and compensation committee. Each of such awards is also subject to Mr. Weiss remaining employed by us on each award date.

(4) Under the terms of the 2011 Weiss Agreement, Mr. Weiss received on July 2, 2012 a supplemental restricted stock unit award with a grant date value of \$4,200,000. Such restricted stock unit award vests in substantially equal monthly installments on the last day of each month beginning on July 31, 2012 and ending on December 31, 2014, provided that Mr. Weiss is employed by us on such dates, and is not based on our performance and/or that of Mr. Weiss.

2011 Weiss Agreement

On September 7, 2011, we and Mr. Weiss entered into the 2011 Weiss Agreement, which replaced the 2009 Weiss Agreement. The initial term of the 2011 Weiss Agreement expires on December 31, 2014, after which time our board of directors, in its sole discretion, may renew the agreement for successive one-year periods unless either party provides a notice of nonrenewal.

Under the terms of the 2011 Weiss Agreement, Mr. Weiss receives an annual base salary of \$1,000,000, effective July 1, 2011, and an annual target bonus opportunity based on the achievement of certain objectives, as determined by the human resources and compensation committee, equal to 125% of his base salary, with the ability to receive a maximum bonus of 250% of his base salary.

On September 7, 2011, pursuant to terms of the 2011 Weiss Agreement, Mr. Weiss received an award under our long term incentive plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of $6,000,000, one half of which constitutes an award with respect to fiscal 2012 and the other half of which constitutes an award with respect to fiscal 2013. The award consists of non-qualified stock options having a grant date value of $2,400,000, restricted stock units having a grant date value of $2,400,000, and $1,200,000 in cash. Restricted stock units and non-qualified stock options granted pursuant to the award vest ratably on a quarterly basis over a three-year period beginning on October 1, 2011, subject to Mr. Weiss remaining continuously employed with us through the applicable vesting dates. Cash awards granted pursuant to the award vest ratably on an annual basis over a three-year period, with one-third of such award vesting on each of June 30, 2012, June 30, 2013 and June 30, 2014, subject to Mr. Weiss remaining continuously employed with us through the applicable vesting date and, with respect to $720,000 of the cash award, subject to performance conditions established by the human resources and compensation committee as described in *"Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long-Term Incentive Compensation"* above.

Mr. Weiss is not entitled under the terms of the 2011 Weiss Agreement to receive any additional awards under our long term incentive plan until July 1, 2013. For fiscal years beginning on and after July 1, 2013, Mr. Weiss will be eligible to receive additional awards under our long term incentive plan having an annualized aggregate grant date value, determined in accordance with United States generally accepted accounting principles, of at least $3,000,000. Such awards will consist of cash, stock options, restricted stock units and/or any other equity award, or combination thereof, and shall have vesting conditions, in each case as determined by the human resources and compensation committee.

All outstanding plan awards granted to Mr. Weiss pursuant to the 2011 Weiss Agreement will vest immediately upon a change in control. See *"— Potential Payments Upon Termination or Change of Control-Jeffrey A. Weiss"* below.

In recognition of Mr. Weiss' service on our board of directors, including his service as Chairman, and in recognition of Mr. Weiss' prior and future service to us as our Chief Executive Officer, Mr. Weiss is also eligible under the terms of the 2011 Weiss Agreement to receive a supplemental cash bonus with a targeted aggregate value of $2,000,000. Mr. Weiss is eligible to earn one half of such supplemental bonus on December 31, 2013, and the remainder of such bonus on December 31, 2014, subject to Mr. Weiss remaining continuously employed with us through such vesting dates. Additionally, payment of 25% of the supplemental bonus is subject to the satisfaction of non-financial objectives and payment of 75% of the supplemental bonus is subject to the satisfaction of cumulative EBITDA targets, in each case as determined by the human resources and compensation committee and based on the period beginning July 1, 2011 and ending on the applicable vesting date, as described under *"Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation"* above. Any unpaid portion of the supplemental cash bonus will become fully vested as of the effective date of the termination of Mr. Weiss' employment by us without cause or by Mr. Weiss for good reason and will be immediately payable in a lump sum.

Pursuant to the terms of the 2011 Weiss Agreement, on July 2, 2012, Mr. Weiss received a supplemental restricted stock unit award with a grant date value of $4,200,000. Such restricted stock unit award vests in substantially equal monthly installments on the last day of each month beginning on July 31, 2012 and ending on December 31, 2014, provided that Mr. Weiss is employed by us on such dates. The vested shares subject to the supplemental restricted stock unit award will generally be delivered to Mr. Weiss on January 2, 2015. The supplemental restricted stock unit award will become fully vested as of the effective date of the termination of Mr. Weiss' employment by us without cause or by Mr. Weiss for good reason.

In addition, in recognition of Mr. Weiss' service on our board, including his service as Chairman, and in recognition of Mr. Weiss' prior and future service to us, Mr. Weiss is entitled pursuant to the terms of his employment agreement to receive certain supplemental retirement benefits. See *"Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation"* above.

Under the 2011 Weiss Agreement, we provide Mr. Weiss with health, welfare and tax qualified retirement benefits generally available to our other senior management employees and, in addition: (i) a leased automobile; (ii) reimbursement of up to $100,000 annually for the payment of premiums for term life and/or disability insurance; (iii) reimbursement of tax and financial planning costs, not to exceed $15,000 annually; (iv) a Company-purchased or self-insured term life insurance policy on the life of Mr. Weiss with a face amount of $4.2 million insuring the period from the date of the agreement through July 1, 2012; (v) uninsured medical and dental costs, not to exceed $15,000 annually; and (vi) five weeks paid vacation.

2009 Weiss Agreement

Under the terms of the 2009 Weiss Agreement, Mr. Weiss received an annual base salary of $985,000, subject to increase as determined by our board of directors or the human resources and compensation committee, and was eligible to receive an annual target bonus opportunity based on the achievement of certain objectives, as determined by the human resources and compensation committee, equal to 125% of his base salary, with the ability to receive a maximum bonus of 175% of his base salary.

The 2009 Weiss Agreement also provided that, if Mr. Weiss was employed by us as of June 30 of each year during the initial term of his employment agreement, Mr. Weiss was also entitled to receive an award equal to 200% of his base salary for such completed fiscal year, one-half of which was payable in cash, which we refer to as the cash awards, and one-half of which was payable in a combination of restricted stock units, non-qualified stock options and cash, which we refer to as the plan awards.

The cash awards were payable upon (i) the appointment by our board of directors of Mr. Weiss' permanent successor as Chief Executive Officer of the Company, (ii) in a given year if our board of directors concluded, in its reasonable discretion, that satisfactory progress has been achieved by Mr. Weiss in planning for the succession of his Chief Executive Officer position, or (iii) upon a change of control, in each case subject to the condition that Mr. Weiss had remained continuously employed by us through such date. On each of July 28, 2010 and July 27, 2011, the human resources and compensation committee approved the grant to Mr. Weiss of a cash award for an amount equal to his then-current base salary of $985,000, and determined that the requisite succession planning conditions had been met and that such cash award was immediately payable to Mr. Weiss as of each of such dates with respect to fiscal 2010 and fiscal 2011, respectively.

As required by the terms of the 2009 Weiss Agreement, each plan award granted to Mr. Weiss was apportioned between restricted stock units, non-qualified stock options and cash in the same proportion as other members of our management that participate in our long term incentive plan. The plan awards in the form of restricted stock units and stock options vest ratably on a quarterly basis over a three-year period from the grant date provided Mr. Weiss remains continuously employed by us through such dates. The cash component of the plan awards vest annually over a three-year period from the grant date, provided that we meet EBITDA targets and/or other strategic objectives as determined by our board of directors.

Notwithstanding the foregoing, all outstanding plan awards granted to Mr. Weiss will vest immediately upon a change in control, which is discussed in more detail below under "*— Potential Payments Upon Termination or Change of Control — Jeffrey A. Weiss*" below.

Under the 2009 Weiss Agreement, we provided him with health, welfare and tax qualified retirement benefits generally available to our other senior management employees and, in addition: (i) a leased automobile; (ii) reimbursement of up to $100,000 annually for the payment of premiums for a life insurance policy on Mr. Weiss of which his designees are the beneficiaries; (iii) reimbursement of tax and financial planning costs, not to exceed $15,000 annually; (iv) uninsured medical and dental costs, not to exceed $15,000 annually; and (v) five weeks paid vacation.

2007 Weiss Agreement

Under the terms of the 2007 Weiss Agreement, Mr. Weiss received an annual base salary of $850,000, subject to increase as determined by our board of directors or the human resources and compensation committee. Mr. Weiss' annual base salary was increased to $900,000 for fiscal 2009. The 2007 Weiss Agreement also provided that Mr. Weiss was also eligible for an annual target bonus opportunity based on the achievement of certain objectives, as determined by the human resources and compensation committee, equal to 100% of his base salary, with the ability to receive a maximum bonus of 150% of his base salary.

The 2007 Weiss Agreement also provided that, in November of each year, Mr. Weiss was also entitled to receive an annual equity award in the form of either options to purchase shares of our common stock or restricted shares of our common stock, as determined by our human resources and compensation committee in its discretion, in an amount equal to 100% of the annual bonus earned for the immediately preceding fiscal year. The number of options or restricted shares subject to this annual equity award was determined by dividing the target dollar value to be granted by the fair value of the award, as determined in accordance with generally accepted accounting principles. The annual equity award vested in equal annual installments over three years, subject to acceleration in the event Mr. Weiss' employment is terminated without Cause, for Good Reason or as a result of his death, Disability or Retirement (all as further defined in the 2007 Weiss Agreement). Mr. Weiss received his fiscal 2009 equity award on November 13, 2008. The number of shares of our common stock subject to this award was determined in the manner described above, with reference to the annual bonus he earned for fiscal 2008, or $1,134,421.

Under the 2007 Weiss Agreement, we provided Mr. Weiss with health, welfare and tax qualified retirement benefits generally available to our other senior management employees and, in addition: (i) a monthly auto allowance, (ii) reimbursement of up to $100,000 annually for the payment of premiums for a life insurance policy on Mr. Weiss of which his designees are the beneficiaries, (iii) reimbursement of tax and financial planning costs, not to exceed $10,000 annually, (iv) uninsured medical and dental costs, not to exceed $15,000 annually, and (v) five weeks paid vacation.

Kenneth Schwenke

On November 14, 2011, we entered into an employment agreement with our President, Mr. Schwenke, which we refer to as the 2011 Schwenke Agreement. The initial term of Mr. Schwenke's employment agreement expires on December 31, 2014, after which time our board of directors, in its sole discretion, may renew the agreement for successive one-year periods.

Pursuant to the 2011 Schwenke Agreement, Mr. Schwenke is entitled to receive an annual base salary of $550,000, and an annual target bonus opportunity based on the achievement of overall corporate performance objectives, to be determined by the human resources and compensation committee, equal to 90% of his base salary, with the ability to receive a maximum bonus of 180% of his base salary. On June 21, 2012, based upon data from our compensation consultant, the human resources and compensation committee approved an increase in Mr. Schwenke's base salary to $700,000 commencing on July 1, 2012, reflecting Mr. Schwenke's role as our President, his contributions to our company since his appointment to that position and his expected contributions to our long-term business strategies and objectives, and also increased Mr. Schwenke's annual target bonus opportunity to 100% of his base salary, with the ability to receive a maximum bonus of 200% of his base salary.

Mr. Schwenke's employment agreement provides for a signing bonus in an aggregate amount equal to $150,000, payable to Mr. Schwenke in one-third installments if he remains employed by us through each of December 15, 2011, 2012 and 2013.

Mr. Schwenke is eligible under the 2011 Schwenke Agreement to receive awards under our long term incentive plan having an annualized aggregate grant date value, determined in accordance with United States generally accepted accounting principles, of at least $750,000. Such awards will consist of cash, stock options, restricted stock units and/or any other equity award, or combination thereof, and shall have vesting conditions, in each case as determined by the human resources and compensation committee.

Randy Underwood

The information set forth above under "*— 2012 Summary Compensation Table*" and the "*— 2012 Grants of Plans-Based Awards Table*" reflects compensation for the applicable periods as provided for in the employment agreement entered into between us and Mr. Underwood, our Executive Vice President and Chief Financial Officer, on September 7, 2011, which we refer to as the 2011 Underwood Agreement. The 2011 Underwood Agreement replaced a prior employment agreement dated May 17, 2010, which we refer to as the 2010 Underwood Agreement. Prior to that, we and Mr. Underwood were parties to an employment agreement dated May 15, 2008, which we refer to as the 2008 Underwood Agreement.

2011 Underwood Agreement

The initial term of the 2011 Underwood Agreement expires on December 31, 2014, after which time our board of directors, in its sole discretion, may renew the agreement for successive one-year periods.

Pursuant to the 2011 Underwood Agreement, Mr. Underwood receives an annual base salary of $550,000 and an annual target bonus opportunity based on the achievement of overall corporate performance objectives, to be determined by the human resources and compensation committee, equal to 90% of his base salary, with the ability to receive a maximum bonus of 180% of his base salary.

Under the terms of the 2011 Underwood Agreement, Mr. Underwood received an award under our long term incentive plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of $1,500,000, one half of which constitutes an award with respect to fiscal 2012 and the other half of which constitutes an award with respect to fiscal 2013. The award consists of non-qualified stock options having a grant date value of $600,000, restricted stock units having a grant date value of $600,000, and $300,000 in cash. Restricted stock units and non-qualified stock options granted pursuant to the award vest ratably on a quarterly basis over a three-year period beginning on October 1, 2011, subject to Mr. Underwood remaining continuously employed with us through the applicable vesting dates. Cash awards granted pursuant to the award vest ratably on an annual basis over a three-year period, with one-third of such award vesting on each of June 30, 2012, June 30, 2013 and June 30, 2014, subject to Mr. Underwood remaining continuously employed with us through the applicable vesting date and, with respect to $180,000 of the cash award, subject to performance conditions established by the human resources and compensation committee as discussed under "*Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long-Term Incentive Compensation*" above.

Mr. Underwood is not entitled under the terms of the 2011 Underwood Agreement to receive any additional awards under our long term incentive plan until July 1, 2013. For fiscal years beginning on and after July 1, 2013, Mr. Underwood will be eligible to receive additional awards under our long term incentive plan having an annualized aggregate grant date value, determined in accordance with United States generally accepted accounting principles, of at least $750,000. Such awards will consist of cash, stock options, restricted stock units and/or any other equity award, or combination thereof, and shall have vesting conditions, in each case as determined by the human resources and compensation committee.

In recognition of Mr. Underwood's prior and future service to our Company, Mr. Underwood is also eligible under the terms of the 2011 Underwood Agreement to receive a supplemental cash bonus with a targeted aggregate value of $1,500,000. Mr. Underwood is eligible to earn one half of such supplemental bonus on December 31, 2013, and the remainder of such bonus on December 31, 2014, subject to Mr. Underwood remaining continuously employed with us through such vesting dates. Additionally, payment of 25% of the supplemental bonus is subject to the satisfaction of non-financial objectives and payment of 75% of the supplemental bonus is subject to the satisfaction of cumulative EBITDA targets, in each case as determined by the human resources and compensation committee and based on the period beginning July 1, 2011 and ending on the applicable vesting date, as described under "*Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation*" above. Any unpaid portion of the supplemental cash bonus will become fully vested as of the effective date of the termination of Mr. Underwood's employment by us without cause or by Mr. Underwood for good reason and will be immediately payable in a lump sum.

In addition, in recognition of Mr. Underwood's prior and future service to us, Mr. Underwood will be entitled pursuant to the terms of the 2011 Employment Agreement to receive certain supplemental retirement benefits. See "*Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation*" above. Mr. Underwood is also entitled to receive retiree medical coverage upon the termination of his employment with us for any reason.

2010 Underwood Agreement

Under the terms of the 2010 Underwood Agreement, Mr. Underwood received an annual base salary of $505,000, subject to increase as determined by our board of directors or the human resources and compensation committee, and an annual target bonus opportunity based on the achievement of certain metrics, as determined by the human resources and compensation committee, equal to 90% of his base salary, with the ability to receive a maximum bonus of 180% of his base salary.

As provided for in the 2010 Underwood Agreement, Mr. Underwood was also entitled to receive annual awards under our long term incentive plans that are at a level commensurate with his position within our organization and with other comparable senior executives. The awards to Mr. Underwood under our long term incentive plan were required to consist of 20% non-qualified stock options, 40% restricted stock units and 40% cash, based on the value of the awards. The long term incentive plan awards for each of fiscal 2011 and fiscal 2010 received by Mr. Underwood and reflected under "*— 2012 Summary Compensation Table*" and "*— Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long Term Incentive Compensation*" above are consistent with the terms of the 2010 Underwood Agreement.

2008 Underwood Agreement

Under the terms of the 2008 Underwood Agreement, Mr. Underwood received an annual base salary of a minimum of $420,000, which was increased by the human resources and compensation committee to $445,000 for fiscal 2009. Mr. Underwood was also eligible to receive and an annual target bonus of not less than 80% of his base salary for the applicable fiscal year, if specified business unit and corporate performance goals, as determined by our board or human resources and compensation committee, were met for that year.

Norman Miller

The information set forth above under "*— 2012 Summary Compensation Table*" and the "*— 2012 Grants of Plans-Based Awards Table*" reflects compensation for the applicable periods as provided for in the employment agreement entered into between us and Mr. Miller, our Executive Vice President and Chief Operating Officer, on September 7, 2011, which we refer to as the 2011 Miller Agreement. The 2011 Miller Agreement replaced a prior employment agreement dated May 14, 2018, which we refer to as the 2008 Miller Agreement.

2011 Miller Agreement

The initial term of the 2011Miller Agreement expires on December 31, 2014, after which time our board of directors, in its sole discretion, may renew the agreement for successive one-year periods.

Pursuant to the 2011 Miller Agreement, Mr. Miller receives an annual base salary of $550,000 and an annual target bonus opportunity based on the achievement of overall corporate performance objectives, to be determined by the human resources and compensation committee, equal to 90% of his base salary, with the ability to receive a maximum bonus of 180% of his base salary.

Under the terms of the 2011 Miller Agreement, Mr. Miller received an award under our long term incentive plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of $1,500,000, one half of which constitutes an award with respect to fiscal 2012 and the other half of which constitutes an award with respect to fiscal 2013. The award consists of non-qualified stock options having a grant date value of $600,000, restricted stock units having a grant date value of $600,000, and $300,000 in cash. Restricted stock units and non-qualified stock options granted pursuant to the award vest ratably on a quarterly basis over a three-year period beginning on October 1, 2011, subject to Mr. Miller remaining continuously employed with us through the applicable vesting dates. Cash awards granted pursuant to the award vest ratably on an annual basis over a three-year period, with one-third of such award vesting on each of June 30, 2012, June 30, 2013 and June 30, 2014, subject to Mr. Miller remaining continuously employed with us through the applicable vesting date and, with respect to $180,000 of the cash award, subject to performance conditions established by the human resources and compensation committee, as described under "*Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long-Term Incentive Compensation*" above

The long term incentive plan awards for each of fiscal 2011 and fiscal 2012 received by Mr. Miller and reflected under "*— 2012 Summary Compensation Table*" and "*— Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long Term Incentive Compensation*" above are consistent with the terms of his prior employment agreement with us.

Mr. Miller is not entitled under the terms of the 2011 Miller Agreement to receive any additional awards under our long term incentive plan until July 1, 2013. For fiscal years beginning on and after July 1, 2013, Mr. Miller will be eligible to receive additional awards under our long term incentive plan having an annualized aggregate grant date value, determined in accordance with United States generally accepted accounting principles, of at least $750,000. Such awards will consist of cash, stock options, restricted stock units and/or any other equity award, or combination thereof, and shall have vesting conditions, in each case as determined by the human resources and compensation committee.

In recognition of Mr. Miller's prior and future service to our Company, Mr. Miller is also eligible under the terms of the 2011 Miller Agreement to receive a supplemental cash bonus with a targeted aggregate value of $1,500,000. Mr. Miller is eligible to earn one half of such supplemental bonus on December 31, 2013, and the remainder of such bonus on December 31, 2014, subject to Mr. Miller remaining continuously employed with us through such vesting dates. Additionally, payment of 25% of the supplemental bonus is subject to the satisfaction of non-financial objectives and payment of 75% of the supplemental bonus is subject to the satisfaction of cumulative EBITDA targets, in each case as determined by the human resources and compensation committee and based on the period beginning July 1, 2011 and ending on the applicable vesting date, as described under "*Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation*" above. Any unpaid portion of the supplemental cash bonus will become fully vested as of the effective date of the termination of Mr. Miller's employment by us without cause or by Mr. Miller's for good reason and will be immediately payable in a lump sum.

2008 Miller Agreement

Under the terms of the 2008 Miller Agreement, Mr. Miller received an annual base salary of a minimum of $425,000, which was increased by the human resources and compensation committee to $450,000 for fiscal 2009 and fiscal 2010 and to $505,000 for fiscal 2011. Mr. Miller was also entitled to an annual target cash bonus, as determined by our board of directors or the human resources and compensation committee, of not less than 80% of Mr. Miller's then current salary, if specified corporate performance goals are met for that year.

Michael Coury

Effective August 16, 2011, we entered into an employment agreement with our Chief Information Officer, Mr. Coury, which we refer to as the 2011 Coury Agreement. The term of the 2011 Coury Agreement shall continue unabated until it is terminated by either Mr. Coury or us.

Pursuant to the 2011 Coury Agreement, Mr. Coury receives an annual base salary of $425,000, effective July 1, 2011, and an annual target bonus opportunity based on the achievement of overall corporate performance objectives, to be determined by the human resources and compensation committee, equal to 50% of his base salary, with the ability to receive a maximum bonus of 100% of his base salary. On June 21, 2012, the Committee increased the base salary of Mr. Coury for fiscal 2013 to $450,000 in order to maintain Mr. Coury's compensation within the targeted upper one-third percentile of our peer group.

Mr. Coury is also eligible to receive annual awards under our long term incentive plans that are at a level commensurate with his position within our organization and with other comparable senior executives.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth unexercised stock options, stock that has not yet vested and equity incentive plan awards outstanding as of June 30, 2012 for each of our named executive officers.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($)(1) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested ($) (j)
Jeffrey A. Weiss	315,424	—	—	$ 7.80	4/27/15	—	—	—	—
	315,424	—	—	$10.67	4/27/15	—	—	—	—
	24,177	—	—	$19.61	11/15/17	—	—	—	—
	24,183	—	—	$ 6.25	11/13/18	—	—	—	—
	19,363	—	—	$11.11	8/27/19	—	—	—	—
	14,758(2)	7,380(2)	—	$15.24	11/11/19	15,950(2)	$ 293,959	—	—
	21,276(6)	10,639(3)	—	$11.98	6/7/20	10,964(4)	$ 202,067	—	—
	55,943(11)	167,833(11)	—	$22.11	9/7/21	81,412(12)	$1,500,423	—	—
Kenneth Schwenke	7,045(5)	—	—	$19.33	11/19/17	33,621(5)	$ 619,635	—	—
	5,540(6)	27,705(6)	—	$18.63	11/14/21	13,420(6)	$ 247,331	—	—
	—	18,673(7)	—	$17.10	6/21/22	17,544(7)	$ 323,336	—	—
Randy Underwood	37,500	—	—	$ 7.80	4/27/15	—	—	—	—
	37,500	—	—	$10.67	4/27/15	—	—	—	—
	11,875	—	—	$11.09	6/26/18	—	—	—	—
	60,096	—	—	$ 4.65	12/4/18	—	—	—	—
	27,637	—	—	$10.57	8/11/19	—	—	—	—
	10,816(6)	7,909(3)	—	$11.98	6/7/20	8,151(4)	$ 150,223	—	—
	13,895(11)	41,959(11)	—	$22.11	9/7/21	20,353(12)	$ 375,106	—	—
Norman Miller	75,000	—	—	$15.83	4/2/17	—	—	—	—
	46,875	—	—	$11.09	6/26/18	—	—	—	—
	60,096	—	—	$ 4.65	12/4/18	—	—	—	—
	27,637	—	—	$10.57	8/11/19	—	—	—	—
	15,816(6)	7,909(6)	—	$11.98	6/7/20	8,151(4)	$ 150,223	—	—
	13,895(11)	41,959(11)	—	$22.11	9/7/21	20,353(12)	$ 375,106	—	—
Michael Coury	8,292	—	—	$16.17	4/1/20	7,500(10)	$ 138,225	—	—
	5,878(3)	2,940(3)	—	$11.98	6/7/20	3,030(4)	$ 55,843	—	—
	2,129(8)	4,261(8)	—	$20.61	6/24/21	4,206(8)	$ 77,517	—	—
	—	8,092(7)	—	$17.10	6/21/22	7,602(7)	$ 140,105	—	—
						2,500(9)	$ 46,075	—	—

(1) Non-Qualified Stock Option grants with an exercise price equal to or greater than 100% of the fair market value of our common stock on the date of grant.

(2) Awards vest in equal annual installments over a three year period beginning November 11, 2009.

(3) Discretionary grant of option awards on June 7, 2010. These option awards vest quarterly over 12 quarters beginning September 30, 2010.

(4) Discretionary grant of restricted stock units on June 7, 2010. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2010.

(5) Mr. Schwenke received these grants while he was a member of our board of directors. Shares of our common stock underlying restricted stock units granted to Mr. Schwenke in his capacity as a non-employee director will be delivered upon the first to occur of (a) our change in control, or (b) the earlier of (i) the 91st day after Mr. Schwenke ceases to serve as a member of our board of directors or as an employee or consultant of ours, or (ii) the 15th day of the third month following the calendar year in which Mr. Schwenke ceases to serve as a member of our board of directors or an employee, except to the extent (subject to compliance with Section 409A of the Internal Revenue Code) necessary to generate funds to pay taxes incurred with regard to the units.

(6) Discretionary grant of options and restricted stock unit awards on November 14, 2011. These awards vest quarterly over 12 quarters beginning March 31, 2012.

(7) Discretionary grant of options and restricted stock unit awards on June 21, 2012. These awards vest quarterly over 12 quarters beginning September 30, 2012.

(8) Discretionary grant of options and restricted stock unit awards on June 24, 2011. These awards vest quarterly over 12 quarters beginning September 30, 2011.

(9) Discretionary grant of restricted stock unit awards on December 15, 2011. These awards vest annually over three years beginning December 31, 2012.

(10) Discretionary grant of restricted stock unit awards on April 1, 2010. One quarter of each award vested as of April 1, 2011, one quarter vested as of April 1, 2012 and the remaining one-half will vest as of April 1, 2013, subject to certain terms and conditions as set forth in the grant agreement.

(11) Discretionary grant of option awards on September 7, 2011. These option awards vest quarterly over 12 quarters beginning December 31, 2011.

(12) Discretionary grant of restricted stock units on September 7, 2011. These restricted stock unit awards vest quarterly over 12 quarters beginning December 31, 2011.

Options Exercised and Stock Vested (2012)

The following table sets forth certain information regarding the exercise of stock options and shares acquired upon vesting by our named executive officers during fiscal 2012.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Jeffrey A. Weiss	—	—	102,424	$1,964,691
Kenneth Schwenke	81,857	$489,280	2,683	$ 50,038
Randy Underwood	50,000	$569,639	56,380	$1,042,330
Norman Miller	—	—	56,380	$1,042,330
Michael Coury	—	—	11,317	$ 217,294

Pension Benefits (2012)

The following table sets forth certain information regarding certain supplemental retirement benefits granted to two of our executive officers as of June 30, 2012.

Name	Plan Name	Number of Years Credited Service (3)	Present Value of Accumulated Benefits	Payments During Last Fiscal Year
Jeffrey A. Weiss	(1)	N/A	$6,622,738	$0
Randy Underwood	(2)	N/A	$1,710,826	$0

(1) Pursuant to the terms of his current employment agreement, Mr. Weiss is eligible to receive an annual retirement benefit and a supplemental retirement benefit which we refer to as the capstone award and incremental capstone award, respectively. Pursuant to the terms of the capstone award and the incremental capstone award, Mr. Weiss is entitled to receive a lump sum payment on the first business day of the calendar month following the award triggering event which would equal the actuarial equivalent of an annual benefit of $300,000 and $150,000, respectively, payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such payment date, with a $150,000 and $75,000 per year, respectively, survivor benefit payable on his subsequent death to his surviving spouse. The actuarial present value of these awards at June 30, 2012 assumes Mr. Weiss' retirement on or after December 31, 2010, with respect to the capstone

award, and June 30, 2012, with respect to the incremental capstone award, which are the respective dates upon which he first becomes eligible for the awards, and a discount rate of 3.05% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Weiss' capstone award and incremental capstone award, see *"— Potential Payments upon Termination or Change in Control — Jeffrey A. Weiss"* below.

(2) Pursuant to the terms of his current employment agreement, Mr. Underwood is eligible to receive an annual retention bonus and an incremental retention bonus. Pursuant to the terms of the annual retention bonus and the incremental retention bonus, Mr. Underwood is entitled to an annual benefit of $150,000 and $50,000, respectively, payable to Mr. Underwood in equal monthly installments during his lifetime commencing on the first business day of the calendar month following the award triggering event, with a $75,000 and $25,000 per year, respectively, survivor benefit payable on his subsequent death to his surviving spouse. The actuarial present value of this award at June 30, 2012 assumes Mr. Underwood's retirement as of June 30, 2012, with respect to the annual retention bonus, and December 31, 2012, with respect to the incremental retention bonus, which are the dates upon which he first becomes eligible for the awards, and a discount rate of 6.98% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Underwood's annual retention bonus and incremental retention bonus, see "— Potential Payments upon Termination or Change in Control — Randy Underwood" below.

(3) Years of service are not relevant in determining the amount of the benefit.

Non-Qualified Deferred Compensation (2012)

The following table sets forth certain information with respect to our Deferred Compensation Plan as of June 30, 2012.

Name (a)	Executive Contributions in Last FY ($)(1)(2) (b)	Company Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate/ Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Jeffrey A. Weiss	—	—	$47,759	—	$1,241,734
Kenneth Schwenke	—	—	—	—	—
Randy Underwood	$230,723	—	$23,167	—	$ 618,795
Norman Miller	$172,773	—	$21,012	—	$ 515,084
Michael Coury	—	—	—	—	—

(1) Participants in our Deferred Compensation Plan can defer 50% of base salary and 100% of cash bonuses.

(2) Amounts shown in this column represent a portion of the amounts shown in column entitled "Non Equity Incentive Plan Compensation" of the 2011 Summary Compensation Table above.

(3) Executives invest monies in their deferred compensation accounts using investment vehicles with investment risk profiles similar to those offered in our 401(k) plan. Earnings will depend on what investment decisions the named executive officers make.

Potential Payments upon Termination or Change in Control

We have entered into agreements with certain of our named executive officers that provide for payments and benefits to the executive in the event of his termination of employment under various circumstances, including a change of control. The following tables reflect the amount of compensation payable to each of our named executive officers upon: (i) an involuntary termination with "cause"; (ii) a voluntary resignation without "good reason"; (iii) a termination due to death; (iv) a termination due to disability; (v) retirement; (vi) an involuntary termination without "cause;" (vii) a resignation for "good reason"; and (viii) an involuntary termination without "cause" or resignation for "good reason" following a change in control. The amounts shown assume that such termination was effective as of June 30, 2012, the last business day of our fiscal year. The actual amounts to be paid out could only be determined at the time the events described above could occur.

General Amounts Due Upon Termination. Generally, upon a termination of employment for any reason, each named executive officer is entitled to receive an immediate cash payment of certain accrued obligations, including:

- base salary through the date of termination, to the extent not paid;
- any accrued, but unused, vacation pay; and
- any unreimbursed business expenses.

These payments and benefits are in addition to any regular retirement benefits that the named executive officers are entitled to receive under our 401(k) plan and under our Deferred Compensation Plan.

Jeffrey A. Weiss

The following describes the potential payments to Mr. Weiss upon a termination of employment or change of control pursuant to the terms of his current employment agreement, the 2011 Weiss Agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of the 2011 Weiss Agreement, Mr. Weiss may be terminated by us without "cause" or he may resign for "good reason."

Mr. Weiss' employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) his willful and continued failure to substantially perform his material duties for us; (ii) his conviction of, or entry of a plea of guilty or nolo contendere to (A) a felony (other than a minor traffic violation) or (B) a crime involving moral turpitude; or (iii) his willful gross neglect in carrying out his employment duties which causes material harm to us or our business or his willful and material misconduct relating to our business.

Mr. Weiss may resign for "good reason," after providing us with 30 days' written notice of his intention to do so, upon the occurrence of any of the following: (i) any material diminution in his authorities, titles or offices; (ii) any change in the reporting structure so that Mr. Weiss reports to someone other than our board of directors as Chief Executive Officer or to the board of Dollar Financial Group, Inc., which we refer to in this proxy statement as DFG, as Chief Executive Officer of DFC; (iii) any material diminution in his base salary, target bonus opportunity, maximum bonus opportunity, or LTIP award opportunity; (iv) failure to appoint or re-elect Mr. Weiss as a member of our board of directors and the board of directors of DFG and as our Chief Executive Officer or the Chief Executive Officer of DFG, or removal of Mr. Weiss from any such position; (v) failure of Mr. Weiss to be our (including DFG) sole senior most executive officer or, following a change in control, his failure to be a member of the board of directors and the chief executive officer of the successor entities; (vi) any material breach of the employment agreement committed by us, DFG, DFC or any of our affiliates; or (vii) the dissolution or liquidation of us or DFG or DFC or any failure by us or DFG or DFC to obtain the assumption in writing of its obligation to perform his employment agreement by any successor to all or substantially all of its assets at the time of any merger, consolidation, sale or similar transaction, except where such assumption occurs by operation of law.

Upon a termination of employment by us without "cause" or as a result of Mr. Weiss' resignation for "good reason," Mr. Weiss will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination, for a period of 24 months following termination of employment, payable in bi-weekly installments, the amount of which we refer to as Mr. Weiss' base severance;
- two times his annual target bonus, payable in 24 equal monthly installments, the amount of which we refer to as Mr. Weiss' bonus severance;
- a pro-rata portion of his target annual bonus with respect to the fiscal year during which the termination of Mr. Weiss' employment occurs, with such amount payable in a lump sum;
- contribution by us to the cost of coverage under our group health plan for a period of 24 months or, if shorter, the maximum period of time allowable under COBRA. In the event Mr. Weiss' eligibility for COBRA coverage expires sooner than 24 months following the termination of his employment, we will make payments to him, on an after-tax basis, of an amount equal to the premium we would have otherwise contributed to COBRA coverage had he been eligible for the entire 24-month period;

- accelerated vesting of his outstanding equity awards, cash awards and plan awards (as further described below) and, if applicable, the equity component of such awards will remain exercisable for a period ending on the sooner of (i) 24 months following his termination of employment, (ii) the latest date the award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the award, and, under the 2009 Weiss Agreement, any cash award would have been paid within thirty (30) days following such termination;
- (i) any unpaid annual bonus with respect to any fiscal year which ended prior to the termination date to which Mr. Weiss is entitled; (ii) any unpaid reimbursement or payment due on or prior to the date of termination related to car allowances, employee benefits or LTIP awards to which Mr. Weiss is entitled; (iii) any unpaid right, payment or benefit that accrued or became due to Mr. Weiss prior to the termination date related to retirement benefits, the capstone award, LTIP awards or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Weiss participated as of the termination date; and (iv) any right, payment or benefit due or that becomes payable pursuant to his employment agreement related to Section 280G of the Code, indemnification, or attorneys' fees and expenses, which we collectively refer to as the accrued and other obligations;
- any unpaid portion of the $2,000,000 supplemental bonus will become fully vested and shall be immediately payable (and, for purposes of determining the amount of the supplemental bonus payable, all applicable performance goals shall be deemed fully achieved at targeted levels), and if granted and outstanding, the supplemental restricted stock unit award will become fully vested and the shares underlying the supplement restricted stock unit award shall be immediately deliverable.

Upon the termination of his employment, Mr. Weiss will be entitled to receive a capstone award in the form of a lump-sum payment on the first business day of the calendar month following the qualified termination event in an amount equal to the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such payment date and a $150,000 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime. Mr. Weiss will also be entitled to receive an incremental capstone award in the form of a lump-sum payment in an amount equal to the actuarial equivalent of an annual benefit of $75,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on the first business day of the calendar month following the qualified termination event and a $37,500 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime. $1,000,000 of such lump sum will be paid on the first anniversary of such qualified termination of Mr. Weiss' employment by us, with the remaining balance being paid on the first business day of the calendar month that follows such termination event.

Death or Disability. In the event that Mr. Weiss' employment with us terminates due to his death or disability, he will be entitled to the same payments and/or benefits described above under "*— Termination Without 'Cause' or Resignation for 'Good Reason'*" as if such termination for death or disability was without "cause" or for "good reason", except that he will not be entitled to receive base severance or bonus severance.

Retirement. Under the terms of his employment agreement, Mr. Weiss may terminate his employment by reason of "retirement", which is defined in his employment agreement as the voluntary termination by Mr. Weiss of his employment before June 30, 2012 or the termination by us of Mr. Weiss' employment for "cause" before June 30, 2014, or "delayed retirement", which is defined in his employment agreement as the voluntary termination by Mr. Weiss of his employment after June 30, 2012 or the termination by us of Mr. Weiss' employment for any reason after June 30, 2014.

In the event of Mr. Weiss' retirement or delayed retirement, Mr. Weiss will be entitled to the following payments and/or benefits:

- contribution by us to the cost of coverage under our group health plan for a period of 24 months or, if shorter, the maximum period of time allowable under COBRA. In the event Mr. Weiss' eligibility for COBRA coverage expires sooner than 24 months following the termination of his employment, we will make payments to him, on an after-tax basis, of an amount equal to the premium we would have otherwise contributed to COBRA coverage had he been eligible for the entire 24-month period;

- a pro-rata portion of his target annual bonus with respect to the fiscal year during which the termination of Mr. Weiss' employment occurs (determined assuming he met any personal or subjective performance objectives at no less than target), with such amount payable in a lump sum;
- Mr. Weiss' equity awards, other than those awards granted pursuant to the 2009 Weiss Agreement and 2011 Weiss Agreement, held at the date of termination will immediately become fully vested and, if applicable, remain exercisable for the period ending on the sooner of (i) twenty four (24) months from the termination date, (ii) the latest date upon which the equity award would have expired by its original terms if Mr. Weiss remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award; and
- the accrued and other obligations described under "— Termination Without "Cause" or "Resignation for Good Reason" above.

In the case of Mr. Weiss' delayed retirement, he will become entitled to his incremental capstone award on the terms described under *"— Termination Without 'Cause' or Resignation for 'Good Reason'"* above, and immediate vesting of any outstanding plan awards under the 2009 Weiss Agreement held by him as of the termination date and such awards, as applicable, will remain exercisable for the period ending on the sooner of (i) twenty four (24) months from the termination date, (ii) the latest date upon which the award would have expired by its original terms if Mr. Weiss remained employed with us or (iii) the 10th anniversary of the original date of grant of the award.

Change in Control. In the event of a "change in control," any plan awards granted to Mr. Weiss pursuant to the 2009 Weiss Agreement and outstanding at the time of a "change in control" will become immediately vested and Mr. Weiss will be entitled to receive payment of the capstone award and the incremental capstone award. In addition, in the event Mr. Weiss' employment is terminated by us without "cause," or if he resigns for "good reason," within 24 months following a "change in control," he will be entitled to receive the same payments and/or benefits described above under *"— Termination Without "Cause" or Resignation for "Good Reason"* "as if such termination was without "cause" or for "good reason," except that he will not be entitled to receive base severance or bonus severance, and instead, he will receive an amount equal to two times his base salary and target bonus at the time of termination, payable in a lump sum within 60 days following such termination.

The "change in control" provisions of Mr. Weiss' employment agreement will be triggered upon the first to occur of:

- a sale or transfer of substantially all of our assets or the assets of DFG in any transaction or series of related transactions (other than sales in the ordinary course of business);
- any person becoming a beneficial owner of twenty five percent (25%) or more of our voting securities except as a result of (i) any acquisition of the voting securities by us or DFG or (ii) any acquisition of our voting securities directly from us or DFG, as authorized by our board of directors;
- any sale or series of sales of shares of our capital stock by the holders thereof which results in any person or group of affiliated persons owning capital stock holding twenty five percent (25%) or more of the voting power of DFG at the time of such sale or series of sales;
- if after the effective date of the employment agreement, the individuals who, at the beginning of such period, constitute our board of directors, cease for any reason to constitute at least a majority of our board of directors, unless the election or nomination for election of each director who is not a director on the effective date of the employment agreement was approved by a vote of no less than two-thirds (2/3) of the directors then still in office who are directors on the date hereof or are new directors approved by such vote;
- any merger, consolidation or reorganization to which either we or DFG is a party, except for an internal reorganization or a merger, consolidation or reorganization in which we are the surviving corporation and, after giving effect to such merger, consolidation or reorganization, the holders of our outstanding common stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of our voting power;

- a liquidation, dissolution or winding up of either us or DFG; or
- if our common stock is no longer publicly traded on a major United States stock exchange such as the New York Stock Exchange or Nasdaq.

In addition to the benefits described above, in the event that it is determined that any payment by us to or for the benefit of Mr. Weiss would be a so-called "golden parachute payment" and, therefore, result in the imposition on Mr. Weiss of an excise tax under Section 4999 of the Code, Mr. Weiss shall receive a payment sufficient to place him in the same after tax position as if no excise tax had been imposed. We refer to this payment as the parachute gross-up payment. However, if the imposition of the excise tax could be avoided by the reduction of payments due to Mr. Weiss by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply, and no parachute gross-up payment will be made.

Mr. Weiss is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Weiss is required to execute and deliver a general release of claims against us.

Assuming one of the following events occurred on June 30, 2012, Mr. Weiss' payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Change in Control Severance	Pro-Rata Annual Bonus, and Supplemental Bonus Cash Award and Plan Award	Capstone Award(1)	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock and Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration	Parachute Gross-up Payment
Termination For Cause or Voluntary Resignation (without Good Reason) ...	—	—	—	—	—	—	—	—		—
Termination Without Cause or Voluntary Resignation for Good Reason	$2,000,000(2)	$2,500,000(3)	—	$2,000,000(4)	$6,622,738(5)	$26,130(6)	$92,164(10)	$6,203,298(7)	$931,333(11)	—
Termination Without Cause or Voluntary Resignation for Good Reason Following a Change in Control	—	—	$4,500,000(8)	$2,000,000(4)	—	$26,130(6)	$92,164(10)	$6,203,298(7)	$931,333(11)	$ 0(12)
Payment Upon a Change in Control(9)	—	—	—	—	$6,622,738(5)	—	—	—		—
Death	—	—	—	$2,000,000(4)	$4,094,670(5)	$26,130(6)	$92,164(10)	$6,203,298(7)	$931,333(11)	—
Disability	—	—	—	$2,000,000(4)	$6,622,738(5)	$26,130(6)	$92,164(10)	$6,203,298(7)	$931,333(11)	—

(1) On the earliest to occur, if any, of (i) the date that Mr. Weiss' employment is terminated by reason of "retirement" or "delayed retirement"; (ii) the date Mr. Weiss' employment is terminated by us without "cause" or Mr. Weiss resigns for "good reason"; (iii) the date that Mr. Weiss' employment terminates by reason of his disability; or (iv) the date that a "change in control" occurs during the term of his employment agreement, Mr. Weiss will be entitled to commence receiving payments due pursuant to his capstone award. Mr. Weiss will be entitled to commence receiving payments due pursuant to his incremental capstone award on each of the dates mentioned above, with the exception of retirement, in which case Mr. Weiss will not be entitled to receive an incremental capstone award.

(2) This amount represents the continuation of Mr. Weiss' base salary for 24 months and is payable over a 24 month period.

(3) This amount represents two times Mr. Weiss' annual target bonus and is payable over a 24 month period.

(4) Because we are assuming that his termination of employment occurred on the last business day of our fiscal year, the amount above does not reflect any pro-ration that would occur in the event his employment was terminated at an earlier time during the fiscal year.

(5) This amount represents the actuarial present value of Mr. Weiss' capstone award and incremental capstone award as of June 30, 2012 as if Mr. Weiss, or in the case of his death, his surviving spouse, had received his lump sum payment on the first business day of the calendar month following such date.

(6) This amount represents our portion of the premium payments for 24 months of health coverage.

(7) This amount represents the value of unvested grants of an aggregate of 336,587 shares of our common stock, based on $18.43, the closing price of our common stock on June 30, 2012.

(8) This amount represents two times Mr. Weiss' base salary and annual target bonus and is payable in a lump sum.

(9) Mr. Weiss will be entitled to receive his capstone award upon a change in control. For a discussion of other payments to be received by Mr. Weiss in the event of his termination without "cause" or resignation for "good reason" following a change in control, see the preceding row of this table.

(10) This amount represents the value of unvested stock options to purchase an aggregate of 18,019 shares of our common stock that were "in the money", based on $18.43, the closing price of our common stock on June 30, 2012.

(11) This amount represents the value of the unvested cash component of Mr. Weiss' plan award.

(12) The following material assumptions were used to calculate the "golden parachute payments" for purposes of determining the parachute gross-up payment: (i) equity is valued at $18.43, the closing price of our common stock on June 30, 2012; (ii) parachute payments for stock options and restricted stock units were valued using Tres. Reg. Section 1.280G-1 Q&A 24(c) without any presumption that awards granted within one year of June 30, 2012 are includible at full value; and (iii) the accelerated payment of Mr. Weiss' supplemental bonus and accelerated cash component of his plan awards are included at their full value.

Kenneth Schwenke

The following describes the potential payments to Mr. Schwenke upon a termination of employment or change of control pursuant to the terms of the 2011 Underwood Agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of the 2011 Schwenke Agreement, Mr. Schwenke may be terminated by us without "cause" or he may resign for "good reason.

Mr. Schwenke's employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) a material breach of any promise or obligation imposed under his employment agreement; (ii) material acts of embezzlement or misappropriation of funds; (iii) a serious breach of his fiduciary obligations; (iv) his conviction of a felony, plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude; (v) his willful unauthorized disclosure of confidential information; (vi) an intentional violation of any of our rules, regulations or policies; (vii) any willful act materially adverse to our interests or that is reasonably likely to result in material harm to us or to bring us into disrepute; or (viii) engaging in behavior that would constitute grounds for liability for harassment or other egregious conduct that violates laws governing the workplace.

Mr. Schwenke may resign for "good reason" upon the occurrence of any of the following: (i) any failure by us to pay the compensation and benefits provided under his employment agreement or any other material breach by us of any provision of his employment agreement, after written notice by Mr. Schwenke to cure such failure or breach, and failure by us to cure, within a period of fifteen (15) days following such written notice; (ii) any material adverse change in his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by us made without his permission after written notice by Mr. Schwenke to cure such material adverse change and failure by us to cure, within a period of fifteen (15) days following such written notice which results in: (A) a diminution in any material respect in his position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion or (B) relocation of his regular work address to a location more than thirty (30) miles from his location at the effective date of the employment agreement; or (iii) our failure to include him under any applicable directors' and officers' insurance policy provided by us after receiving written notice by Mr. Schwenke and our continued failure to cure.

Upon a termination of employment by us without "cause" or a resignation by Mr. Schwenke for "good reason," Mr. Schwenke will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;
- an amount equal to the average of the annual bonuses he received for the prior two years, payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period of 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months;
- all vested stock option awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment, (ii) the latest date the equity award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award;
- any unpaid portion of the $150,000 signing bonus awarded to Mr. Schwenke upon the execution of the 2011 Schwenke Agreement; and
- (i) any unpaid annual cash bonus payable pursuant to with respect to any fiscal year which ended prior to Mr. Schwenke's termination; (ii) any reimbursement or payment due to Mr. Schwenke prior to his termination that remains unpaid relating to deferred compensation, car allowance or other fringe benefits; (iii) any right, payment or benefit that accrued or became due to Mr. Schwenke prior to his termination which remains unpaid related to his retention bonus, LTIP awards, or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Schwenke participated as of his termination date; and (iv) any right, payment or benefit due or that becomes payable to Mr. Schwenke related to indemnification or attorneys' fees and expenses.

Death or Disability. In the event that Mr. Schwenke's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "*— Termination Without 'Cause' or Resignation for 'Good Reason'*" above.

Termination Following a Change in Control. In the event Mr. Schwenke's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "*— Termination without 'Cause' or Resignation for 'Good Reason,'*" above, except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

The "change in control" provisions of Mr. Schwenke's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Schwenke is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Schwenke is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2012, Mr. Schwenke's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$550,000(1)	$595,000(2)	$38,975(3)	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$825,000(4)	$842,500(5)	$58,463(3)	$24,835(6)	$1,190,302(7)	$400,000(8)
Death	$550,000(1)	$595,000(2)	$38,975(3)	—	—	—
Disability	$550,000(1)	$595,000(2)	$38,975(3)	—	—	—

(1) This amount represents the continuation of Mr. Schwenke's base salary for one year.

(2) This amount represents Mr. Schwenke's (i) annual target bonus, and (ii) unpaid signing bonus of $100,000.

(3) This amount represents our portion of the premium payments for 12 months of health, life, and disability coverage and 12 months of Mr. Schwenke's monthly auto allowance.

(4) This amount represents the continuation of Mr. Schwenke's base salary for 18 months.

(5) This amount represents (i) 1.5 times the target amount of Mr. Schwenke's annual bonus, and (ii) unpaid signing bonus of $100,000.

(6) This amount represents the value of unvested stock options to purchase an aggregate of 18,673 shares of our common stock that were "in the money", based on $18.43, the closing price of our common stock on June 30, 2012. The actual value realized will vary depending on the date the options are exercised.

(7) This amount represents the value of unvested grants of an aggregate of 64,585 shares of our common stock, based on $18.43, the closing price of our common stock on June 30, 2012.

(8) This amount represents the value of the unvested cash component of Mr. Schwenke's LTIP awards.

Randy Underwood

The following describes the potential payments to Mr. Underwood upon a termination of employment or change of control pursuant to the terms of the 2011 Underwood Agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of the 2011 Underwood Agreement, Mr. Underwood may be terminated by us without "cause" or he may resign for "good reason.

Mr. Underwood's employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) a material breach of any promise or obligation imposed under his employment agreement; (ii) material acts of embezzlement or misappropriation of funds; (iii) a serious breach of his fiduciary obligations; (iv) his conviction of a felony, plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude; (v) his willful unauthorized disclosure of confidential information; (vi) an intentional violation of any of our rules, regulations or policies; (vii) any willful act materially adverse to our interests or that is reasonably likely to result in material harm to us or to bring us into disrepute; or (viii) engaging in behavior that would constitute grounds for liability for harassment or other egregious conduct that violates laws governing the workplace.

Mr. Underwood may resign for "good reason" upon the occurrence of any of the following: (i) any failure by us to pay the compensation and benefits provided under his employment agreement or any other material breach by us of any provision of his employment agreement, after written notice by Mr. Underwood to cure such failure or breach, and failure by us to cure, within a period of fifteen (15) days following such written notice; (ii) any material adverse change in his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by us made without his permission after written notice by Mr. Underwood to cure such material adverse change and failure by us to cure, within a period of fifteen (15) days following such written notice which results in: (A) a diminution in any material respect in his position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion or (B) relocation of his regular work address to a location more than thirty (30) miles from his location at the effective date of the employment agreement; or (iii) our failure to include him under any applicable directors' and officers' insurance policy provided by us after receiving written notice by Mr. Underwood and our continued failure to cure.

Upon a termination of employment by us without "cause" or a resignation by Mr. Underwood for "good reason," Mr. Underwood will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;
- an amount equal to the average of the annual bonuses he received for the prior two years, payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period of 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months;
- continued payment by us (or reimbursement by us) of fringe benefits consisting of a housing allowance of $3,000 per month for a period of 12 months or such shorter time as required by applicable law, but only to the extent such payment is without any material adverse tax or financial accounting or reporting consequences to us;
- all vested stock option awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment, (ii) the latest date the equity award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award;
- retiree medical coverage, with survivor benefits, under our retiree medical plan as then in effect, commencing 12 months after his termination or resignation;
- (i) any unpaid annual cash bonus payable pursuant to with respect to any fiscal year which ended prior to Mr. Underwood's termination; (ii) any reimbursement or payment due to Mr. Underwood prior to his termination that remains unpaid relating to deferred compensation, car allowance or other fringe benefits; (iii) any right, payment or benefit that accrued or became due to Mr. Underwood prior to his termination which remains unpaid related to his retention bonus, LTIP awards, or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Underwood participated as of his termination date; and (iv) any right, payment or benefit due or that becomes payable to Mr. Underwood related to indemnification or attorneys' fees and expenses; and
- any unpaid portion of the $1,500,000 supplemental bonus will become fully vested and shall be immediately payable (and, for purposes of determining the amount of the supplemental bonus payable, all applicable performance goals shall be deemed fully achieved at targeted levels).

Upon the termination of his employment for any reason, Mr. Underwood will be entitled to receive an annual retention bonus at the rate of $150,000 per year. Mr. Underwood's annual retention bonus is payable to him in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, his spouse will be entitled to receive an annual benefit of $75,000 payable in equal monthly installments during her lifetime). Mr. Underwood will be entitled to receive the annual retention bonus commencing the first month following the termination date.

Upon certain qualifying terminations of his employment prior to December 31, 2012, including a termination of his employment by us without "cause" or as a result of Mr. Underwood's resignation for "good reason," or upon the termination of his employment for any reason on or after December 31, 2012, Mr. Underwood will also be entitled to receive an incremental retention bonus. Mr. Underwood's incremental retention bonus is an annual benefit of $50,000 payable to Mr. Underwood in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, in which case his spouse will be entitled to receive an annual benefit of $25,000 payable in equal monthly installments during her lifetime). Mr. Underwood will be entitled to receive the incremental retention bonus commencing the first month after the expiration of the 12 month period during which Mr. Underwood would be entitled to receive his base severance and his bonus severance, except in the event Mr. Underwood's employment terminates for any reason on or after December 31, 2012, in which event payments will commence the month following the termination date.

Death or Disability. In the event that Mr. Underwood's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "*— Termination Without "'Cause' or Resignation for 'Good Reason,'*" provided, that in the event of his death, his retention bonus, incremental retention bonus and retiree medical benefits shall commence in the month following his death, and in the event of his disability, his retention bonus and incremental retention bonus shall commence in the month following his termination by reason of disability and his retiree medical benefits shall commence 12 months after termination by reason of disability.

Termination after June 30, 2011 and December 31, 2012. Under the terms of the 2011 Underwood Agreement, if Mr. Underwood's employment is terminated for any reason after June 30, 2011, he will be entitled to receive the retention bonus and retiree medical benefits as described above in "*— Termination Without 'Cause' or Resignation for 'Good Reason'*" commencing in the month following his termination of employment. If Mr. Underwood's employment is terminated for any reason after December 31, 2012, he will also be entitled to receive the incremental retention bonus described above in "*— Termination Without 'Cause' or Resignation for 'Good Reason'*" commencing in the month following his termination of employment.

Termination Following a Change in Control. In the event Mr. Underwood's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "*— Termination without "'Cause' or Resignation for 'Good Reason,'*" except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, the vesting of any unvested non-equity based LTIP awards will be accelerated upon his termination, and with respect to any equity awards: (i) to the extent that Mr. Underwood has received or is eligible to receive any equity awards that are not fully exercisable and vested as of the termination date, such equity awards will become fully vested as of the day immediately prior to the termination date and (ii) all such equity awards will thereafter become immediately exercisable for a period ending on the sooner of (A) 12 months following his termination of employment, (B) the latest date the equity award would have expired by its original terms if he had remained employed with us or (C) the 10th anniversary of the original date of grant of the equity award.

Retention Bonus, Incremental Retention Bonus and Retiree Medical Coverage Upon a Change in Control. If the retention bonus or incremental retention bonus has commenced prior to a change in control, any unpaid retention bonus will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control. If the annual retention bonus or incremental retention bonus has not commenced as of the date of the change in control, such benefits will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control unless, with respect to the incremental retention bonus only,

Mr. Underwood had previously terminated his employment without "good reason" or we had previously terminated his employment for "cause" and such prior termination had occurred prior to December 31, 2012. Upon a change in control, Mr. Underwood's retiree medical coverage shall become non-forfeitable (to the extent it was not already).

The "change in control" provisions of Mr. Underwood's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Underwood is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Underwood is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2012, Mr. Underwood's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Retention Bonus and Incremental Retention Bonus	Retiree Medical Coverage	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$550,000(1)	$2,449,500(2)	$ 96,865(3)	$1,710,826(4)	10,635(5)	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$825,000(6)	$2,924,250(7)	$145,298(8)	—	—	$51,013(9)	$525,329(10)	$331,334(12)
Payment Upon a Change in Control(11)	—	—	—	$2,607,918(4)	10,635(5)	—	—	—
Death	$550,000(1)	$2,449,500(2)	$ 96,865(3)	$ 889,088(4)	10,635(5)	—	—	—
Disability	$550,000(1)	$2,449,500(2)	$ 96,865(3)	$1,710,826(4)	10,635(5)	—	—	—

(1) This amount represents the continuation of Mr. Underwood's base salary for one year.

(2) This amount represents (i) the average of Mr. Underwood's annual bonus payments for the prior two years and (ii) the unvested portion of a $1,500,000 supplemental bonus.

(3) This amount represents our portion of the premium payments for 12 months of health, life, and disability coverage and 12 months of Mr. Underwood's monthly auto and housing allowance.

(4) This amount represents the actuarial present value of Mr. Underwood's Retention Bonus and Incremental Retention Bonus as of June 30, 2012 as if Mr. Underwood, or in the case of his death, his surviving spouse, had received his lump sum payment on the first business day of the calendar month following such date.

(5) This amount represents the present value of our expenses for providing Mr. Underwood with retiree medical coverage.

(6) This amount represents the continuation of Mr. Underwood's base salary for 18 months.

(7) This amount represents (i) 1.5 times the average of Mr. Underwood's annual bonus payments for the prior two years and (ii) the unvested portion of a $1,500,000 supplemental bonus.

(8) This amount represents our portion of the premium payments for 18 months of health, life, and disability coverage and 18 months of Mr. Underwood's monthly auto and housing allowance.

(9) This amount represents the value of unvested stock options to purchase an aggregate of 7,909 shares of our common stock that were "in the money" at June 30, 2012, based on $18.43, the closing price of our common stock on June 30, 2012. The actual value realized will vary depending on the date the options are exercised.

(10) This amount represents the value of unvested grants of an aggregate of 28,504 shares of our common stock, based on $18.43, the closing price of our common stock on June 30, 2012.

(11) Mr. Underwood will be entitled to receive his annual retention bonus, incremental retention bonus and certain retiree medical benefits upon a change in control. For a discussion of other payments to be received by Mr. Underwood in the event of his termination without "cause" or resignation for "good reason" following a change in control, see the preceding line of this table.

(12) This amount represents the value of the unvested cash component of Mr. Underwood's LTIP awards.

Norman Miller

The following describes the potential payments to Mr. Miller upon a termination of employment or change of control pursuant to the terms of the 2011 Miller Agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of the 2011 Miller Agreement, Mr. Miller may be terminated by us without "cause" or he may resign for "good reason."

Mr. Miller's employment may be terminated by us for "cause" which is defined substantially as described above with respect to Mr. Underwood's "cause" definition.

Mr. Miller may resign for good reason which is defined substantially as described above with respect to Mr. Underwood's "good reason" definition.

Upon a termination of employment by us without "cause" or a resignation by Mr. Miller for "good reason," Mr. Miller will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;
- an amount equal to the average of the annual bonuses he received for the prior two years', payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months; and
- all vested stock option awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment, (ii) the latest date the equity award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award;
- (i) any unpaid annual cash bonus payable pursuant to with respect to any fiscal year which ended prior to Mr. Miller's termination; (ii) any reimbursement or payment due to Mr. Miller prior to his termination that remains unpaid relating to deferred compensation, car allowance or other fringe benefits; (iii) any right, payment or benefit that accrued or became due to Mr. Miller prior to his termination which remains unpaid related to his LTIP awards, or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Miller participated as of his termination date; and (iv) any right, payment or benefit due or that becomes payable to Mr. Miller related to indemnification or attorneys' fees and expenses; and
- any unpaid portion of the $1,500,000 supplemental bonus will become fully vested and shall be immediately payable (and, for purposes of determining the amount of the supplemental bonus payable, all applicable performance goals shall be deemed fully achieved at targeted levels).

Death or Disability. In the event that Mr. Miller's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "— *Termination Without 'Cause' or Resignation for 'Good Reason'*" above.

Termination Following a Change in Control. In the event Mr. Miller's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "— *Termination without 'Cause' or Resignation for 'Good Reason,'*" above, except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

The "change in control" provisions of Mr. Miller's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Miller is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Miller is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2012, Mr. Miller's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$550,000(1)	$2,449,500(2)	$37,355(3)	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$825,000(4)	$2,924,250(5)	$56,033(6)	$51,013(7)	$525,329(8)	$331,334(9)
Death	$550,000(1)	$2,449,500(2)	$37,355(3)	—	—	—
Disability	$550,000(1)	$2,449,500(2)	$37,355(3)	—	—	—

(1) This amount represents the continuation of Mr. Miller's base salary for one year.

(2) This amount represents (i) the average of Mr. Miller's annual bonus payments for the prior two years and (ii) the unvested portion of a $1,500,000 supplemental bonus.

(3) This amount represents our portion of the premium payments for 12 months of health, life and disability coverage and 12 months of Mr. Miller's monthly auto allowance.

(4) This amount represents the continuation of Mr. Miller's base salary for 18 months.

(5) This amount represents (i) 1.5 times the average of Mr. Miller's annual bonus payments for the prior two years and (ii) the unvested portion of a $1,500,000 supplemental bonus.

(6) This amount represents our portion of the premium payments for 18 months of health, life and disability coverage and 18 months of Mr. Miller's monthly auto allowance.

(7) This amount represents the value of unvested stock options to purchase an aggregate of 7,909 shares of our common stock that were "in the money" at June 30, 2012, based on $18.43, the closing price of our common stock on June 30, 2012. The actual value realized will vary depending on the date the options are exercised.

(8) This amount represents the value of unvested grants of an aggregate of 28,504 shares of our common stock, based on $18.43, the closing price of our common stock on June 30, 2012.

(9) This amount represents the value of the unvested cash component of Mr. Miller's LTIP awards.

Michael Coury

The following describes the potential payments to Mr. Coury upon a termination of employment or change of control pursuant to the terms of the 2011 Coury Agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of the 2011 Coury Agreement, Mr. Coury may be terminated by us without "cause" or he may resign for "good reason."

Mr. Coury's employment may be terminated by us for "cause" which is defined substantially as described above with respect to Mr. Underwood's "cause" definition.

Mr. Coury may resign for good reason which is defined substantially as described above with respect to Mr. Underwood's "good reason" definition.

Upon a termination of employment by us without "cause" or a resignation by Mr. Coury for "good reason," Mr. Coury will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;
- an amount equal to the average of the annual bonuses he received for the prior two years', payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months; and
- all vested stock option awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment, (ii) the latest date the equity award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award; and
- (i) any unpaid annual cash bonus payable pursuant to with respect to any fiscal year which ended prior to Mr. Coury's termination; (ii) any reimbursement or payment due to Mr. Coury prior to his termination that remains unpaid relating to deferred compensation, car allowance or other fringe benefits; (iii) any right, payment or benefit that accrued or became due to Mr. Coury prior to his termination which remains unpaid related to his LTIP awards, or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Coury participated as of his termination date; and (iv) any right, payment or benefit due or that becomes payable to Mr. Coury related to indemnification or attorneys' fees and expenses.

Death or Disability. In the event that Mr. Coury's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "— *Termination Without 'Cause' or Resignation for 'Good Reason'*" above.

Termination Following a Change in Control. In the event Mr. Coury's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "— *Termination without 'Cause' or Resignation for*

'Good Reason,'" above, except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

The "change in control" provisions of Mr. Coury's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Coury is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Coury is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2012, Mr. Coury's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$425,000(1)	$487,500(2)	$25,355(3)	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$637,500(4)	$681,250(5)	$38,033(6)	$29,725(7)	$457,764(8)	$252,958(9)
Death	$425,000(1)	$487,500(2)	$25,355(3)	—	—	—
Disability	$425,000(1)	$487,500(2)	$25,355(3)	—	—	—

(1) This amount represents the continuation of Mr. Coury's base salary for one year.

(2) This amount represents (i) the average of Mr. Coury's annual bonus payments for the prior two years and (ii) a $100,000 retention bonus to be paid to Mr. Coury on August 31, 2012, provided he remains in our employ as of that date.

(3) This amount represents our portion of the premium payments for 12 months of health, life and disability coverage and 12 months of Mr. Coury's monthly auto allowance.

(4) This amount represents the continuation of Mr. Coury's base salary for 18 months.

(5) This amount represents (i) 1.5 times the average of Mr. Coury's annual bonus payments for the prior two years and (ii) a $100,000 retention bonus to be paid to Mr. Coury on August 31, 2012, provided he remains in our employ as of that date.

(6) This amount represents our portion of the premium payments for 18 months of health, life and disability coverage and 18 months of Mr. Coury's monthly auto allowance.

(7) This amount represents the value of unvested stock options to purchase an aggregate of 11,032 shares of our common stock that were "in the money" at June 30, 2012, based on $18.43, the closing price of our common stock on June 30, 2012. The actual value realized will vary depending on the date the options are exercised.

(8) This amount represents the value of unvested grants of an aggregate of 24,838 shares of our common stock, based on $18.43, the closing price of our common stock on June 30, 2012.

(9) This amount represents the value of the unvested cash component of Mr. Coury's LTIP awards.

Employee Benefit Plans

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan, which we refer to as our 2007 plan, is intended to secure for us the benefits arising from stock ownership by selected key employees, directors, consultants and advisors as the human resources and compensation committee of our board may from time to time determine. Our board of directors adopted our 2007 plan on October 5, 2007, and our stockholders adopted our 2007 plan on November 15, 2007. The 2007 plan was subsequently amended on November 11, 2010 to increase the number of shares reserved for issuance under the plan. The following are the material terms of the 2007 plan:

Shares Subject to Plan. 10,500,000 shares of our common stock are reserved for issuance pursuant to the terms of the 2007 plan. The share reserve is reduced by 1.67 shares for each share that underlies an award granted under our 2007 plan on or after the date on which the amendment and restatement of our 2007 plan is approved by our stockholders for restricted stock, restricted stock units, performance awards or other awards under our 2007 plan for which the full value of such share is transferred by us to the award recipient. During fiscal 2012, our board approved the grant of 524,047 shares of restricted stock and restricted stock units and options to purchase 750,213 shares of common stock under the 2007 plan. Options to purchase 2,270,284 shares of our common stock granted under the 2007 plan were outstanding as of June 30, 2012. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination or exchange of shares, stock dividend or other similar corporate transaction or event.

Administration. The 2007 plan is administered by the human resources and compensation committee as designated by our board or by our board. Each member of the human resources and compensation committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The human resources and compensation committee or our board has authority to construe and interpret the 2007 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2007 plan.

Eligibility. Officers and employees, non-employee members of our board as well as independent consultants and contractors, in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the 2007 plan.

Type of Awards. The 2007 plan permits the human resources and compensation committee of our board or our board to grant stock options, stock appreciation rights, stock awards, restricted stock units, performance awards or a combination thereof upon the terms and conditions determined by the administrators of the plan. Stock options may be incentive stock options or non-qualified stock options that do not qualify as incentive stock options.

Amendment and Termination. Our board may amend or modify the 2007 plan at any time; provided, however, that stockholder approval will be required for any amendment which materially increases the number of shares of common stock authorized for issuance under the 2007 plan (other than in connection with certain changes to our capital structure), materially increases the benefits accruing to participants, materially expands the class of individuals eligible to participate in the 2007 plan, expands the types of awards which may be made under the 2007 plan or extends the term of the 2007 plan. Unless sooner terminated by our board, the 2007 plan will terminate on October 5, 2017.

Exercisability, Vesting and Price of Awards. Stock options will vest at the times and upon the conditions that the human resources and compensation committee or board may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, our right of repurchase, if any, and other conditions determined by the human resources and compensation committee or the board, will be reflected in each particular stock purchase right agreement. As a result of an amendment to the 2007 plan approved by our board of directors on June 27, 2011, each restricted stock, restricted stock units, performance awards or other awards under the 2007 plan for which the full value of such share is transferred by us to the award recipient is subject to at least one of the following forfeiture and restrictions and/or vesting conditions, which may in each case include the pro-rata lapsing of such restrictions and/or conditions over such applicable period: (i) if such award is subject to performance criteria, the vesting period must be at least one (1) year from the date of grant; or (ii) if such award is subject to a time-based vesting period, the vesting period must be at least three (3) years from the date of grant. Notwithstanding the foregoing, full value awards covering up to ten percent (10%) of the total number of shares that may be issued or delivered under the 2007 plan may be subject to a restricted period less than the periods described above.

Summary of 2005 Stock Incentive Plan

Shares Subject to Plan. During fiscal 2011, our board of directors did not approve any grants of restricted stock, restricted stock units nor options to purchase shares of common stock under our 2005 stock incentive plan.

Administration. Our 2005 stock incentive plan is administered by the human resources and compensation committee as designated by our board of directors. Each member of the human resources and compensation committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The human resources and compensation committee has authority to construe and interpret our 2005 stock incentive plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of our 2005 stock incentive plan.

Eligibility. All of our and our subsidiaries directors, officers, employees, consultants and advisors are eligible to participate in our 2005 stock incentive plan.

Type of Awards. Our 2005 stock incentive plan permits the human resources and compensation committee to grant stock options, stock purchase rights, shares of common stock, restricted stock units or a combination thereof upon the terms and conditions determined by the administrators of the plan. Stock options may be incentive stock options or non-qualified stock options that do not qualify as incentive stock options. Our board of directors amended and restated our 2005 equity incentive plan on June 28, 2007 to permit the issuance of restricted stock units under our 2005 equity incentive plan.

Amendment and Termination. Our 2005 stock incentive plan may be amended or terminated by our board of directors, at any time, subject to approval by our stockholders where necessary to satisfy federal tax or other applicable laws or stock market requirements. Our 2005 stock incentive plan will terminate no later than ten years after its adoption.

Exercisability, Vesting and Price of Awards. Stock options under our 2005 stock incentive plan will vest at the times and upon the conditions that the human resources and compensation committee may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, our right of repurchase, if any, and other conditions determined by the human resources and compensation committee, will be reflected in each particular stock purchase right agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the last fiscal year, Messrs. Schwenke, Kooper and McLaughlin served as members of our human resources and compensation committee. None of these individuals was at any time since July 1, 2011 or at any time prior thereto an officer or employee of ours (other than Mr. Schwenke, who resigned his position as a member of our board of directors on November 10, 2011, prior to him becoming our President on November 14, 2011). There are no compensation committee interlocks between us and any other entity involving us or such other entity's executive officers or members of our board of directors.

REPORT OF THE AUDIT COMMITTEE

The audit committee oversees our financial reporting process on behalf of our board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In fulfilling its oversight responsibilities, the audit committee has reviewed our audited financial statements for fiscal 2012, and discussed them with management and the independent registered public accounting firm (including discussions in executive sessions without the presence of management when appropriate), including the following aspects of the financial statements: (i) the quality, not just the acceptability, of their accounting principles; (ii) the reasonableness of the significant judgments reflected in the financial statements; and (iii) the clarity of their disclosures. The audit committee has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The audit committee has also received the written disclosures and the letters from our independent registered public accounting firm required by the Public Accounting Standards Board Rule 3526, Communication with Audit Committees Concerning Independence. The audit committee has discussed with the independent registered public accounting firm their independence from us and our management. In addition, the audit committee has considered whether the provision of non-audit services by the independent registered public accounting firm to us is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the reviews and discussions referred to above, the audit committee recommended to our board of directors that our audited financial statements be included in our Annual Report on Form 10-K for fiscal 2012. The recommendation of the audit committee was accepted by our board of directors.

This report is made by the undersigned members of the Audit Committee.

David Jessick (Chairman)
John Gavin
Clive Kahn

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission and shall not be deemed to be incorporated by reference into any such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions during Fiscal 2012

Other than compensation agreements and other arrangements which are described in the *"Director Compensation"* and *"Executive Officers and Executive Compensation"* sections of this proxy statement and the transactions described below, during our last fiscal year, there was not, and there is not currently proposed, any transaction or series of transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, nominees for director, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of the transactions set forth below are on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Stockholders Agreement

We are a party to an amended and restated stockholders agreement with parties, including GS Mezzanine Partners, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. and GS Mezzanine Partners Offshore, L.P., which we refer to collectively in this proxy statement as GS, Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., which we refer to together in this proxy statement as Ares, Green Equity Investors II, L.P., Jeffrey Weiss, Donald Gayhardt and C.L. and Sheila Jeffrey. Under the stockholders agreement, provisions relating to tag-along and first option rights, repurchase of shares, preemptive rights, drag-along rights and grants of proxy terminated in connection with our initial public offering in January 2005. Any stockholder party to the stockholders agreement owning 20% or more of the outstanding shares of our common stock has the right to demand that we file a registration statement under the Securities Act covering all or a portion of the shares of common stock that it holds. In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, may elect to include in, or "piggyback" on, the registration of all or a portion of the shares of common stock that it holds. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

The stockholders agreement will terminate on November 13, 2013. To our knowledge, GS, Ares and Green Equity Investors II, L.P. do not own any shares of our common stock and, therefore, they no longer have rights under the stockholders agreement.

Corporate Residence

Mr. Weiss voluntarily paid the Company $300,000 of costs incurred by us in connection with our purchase and sale, during fiscal 2012, of a corporate residence near our principal executive offices. Mr. Weiss occupied a portion of the residence for two months at a fair market rental.

Our Policies Regarding Related Party Transactions

The audit committee of our board of directors reviews transactions where any of the following persons or entities is a party: (i) any executive officer or vice president or board member or board nominee or any immediate family member or affiliate of any of the foregoing; (ii) any five percent or more stockholder; or (iii) any entity in which any of the foregoing has a one percent or more ownership interest. Transactions subject to review may proceed if the audit committee finds that the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, and, to the extent they involve compensation, if they are approved by our human resources and compensation committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no annual statements of beneficial ownership of securities on Form 5 were required to be filed, we believe that during fiscal 2012 our officers, directors and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has appointed Ernst & Young LLP as our independent registered public accounting firm for fiscal 2013. Ernst & Young LLP was first engaged as our independent registered public accounting firm in 1990 and has audited our financial statements for fiscal 2012. Representatives of Ernst & Young LLP will be present at the annual meeting to make any statement they may desire and to respond to appropriate questions from stockholders.

Pre-Approval of Services

All services provided by Ernst & Young LLP were pre-approved by the audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The audit committee has adopted pre-approval policies and procedures for audit and non-audit services. The audit services provided by Ernst & Young LLP are approved in advance by the audit committee. Under its pre-approval policy, the audit committee has delegated authority to its chairman to pre-approve audit-related and non-audit services the cost of which will not exceed $50,000; provided, that the chairman is required to report any pre-approval decisions to the audit committee at its next meeting. Any services that exceed the pre-approved dollar limit require specific pre-approval by the audit committee. The engagement of Ernst & Young LLP for non-audit accounting and tax services is limited to circumstances where these services are considered to be integral to the audit services that Ernst & Young LLP provides or where there is another compelling rationale for using Ernst & Young LLP. All audit, audit-related and permitted non-audit services for which Ernst & Young LLP was engaged were pre-approved by the audit committee in compliance with applicable Securities and Exchange Commission requirements.

Fees to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered to us or on our behalf by Ernst & Young LLP for the fiscal years ended on June 30, 2011 and June 30, 2012 are as follows:

	Fiscal 2011	Fiscal 2012
Audit Fees	$1,590,076	$2,940,938
Audit-Related Fees	$ 270,718	$ 233,404
Tax Fees	$ 412,592	$ 833,758
All Other Fees	—	$ 3,155

Audit Fees. Audit fees for fiscal 2011 and fiscal 2012 were for professional services rendered for the audits of our consolidated financial statements, review of the interim consolidated financial statements included in the quarterly reports, attestation services related to our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and services that generally only the independent registered public accounting firm can reasonably provide, including statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission. Audit fees for fiscal 2012 also included professional services rendered in connection with our convertible debt offering. Audit fees for fiscal 2011 also included professional services rendered in connection with our equity offering and in connection with our amended 2007 Equity Plan and related Form S-8 filing with the Securities and Exchange Commission.

Audit-Related Fees. During fiscal 2011 and fiscal 2012, there were no fees billed for assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audits or reviews of our financial statements, the effectiveness of our internal control over financial reporting and the effectiveness of management's assessment of our internal control over financial reporting, and are not reported under Audit Fees above. Audit related fees for fiscal 2011 and fiscal 2012 were related to the audit of our 401(k) plan and merger and acquisition due diligence services.

Tax Fees. Tax fees for fiscal 2011 and fiscal 2012 were for compliance, tax advice, and tax planning.

All Other Fees. There were no other fees paid for fiscal 2011 and other fees paid for fiscal 2012 consisted of the cost for online research subscription.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At our Annual Meeting, stockholders will elect two directors to hold office until our 2015 Annual Meeting of Stockholders. Nominees were recommended and approved for nomination by the corporate governance and nominating committee of our board of directors. The directors shall serve until their successors have been duly elected and qualified or until any such director's earlier resignation or removal. Proxies cannot be voted for a greater number of persons than the number of nominees named. If you sign and return the accompanying proxy, your shares will be voted for the election of the two nominees recommended by our board of directors unless you mark the proxy in such a manner as to withhold authority to vote or as to vote for one or more alternate candidates.

If, for any reason, either nominee is unable or unwilling to serve, the persons named in the proxy will use their best judgment in selecting and voting for a substitute candidate or our board of directors may reduce the number of directors. Our board of directors, however, has no reason to believe that either of the nominees will be unable or unwilling to be a candidate for election at the time of the Annual Meeting.

Directors

Each of David Jessick and Michael Kooper are being nominated for re-election to our board of directors, each to serve for a term through the 2015 Annual Meeting of Stockholders. We did not pay a fee to any third party to identify or evaluate any potential nominees. Please see the discussion under *"Board of Directors"* in this proxy statement for information concerning each of our nominees for director.

Required Vote

Directors are elected by a plurality of votes cast at the Annual Meeting.

The board of directors recommends a vote FOR the election of each of the nominated directors.

PROPOSAL NO. 2: ADVISORY VOTE RELATED TO EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the Dodd-Frank Act, requires that our stockholders vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail under the heading "Executive *Compensation — Compensation Discussion and Analysis*", our executive compensation programs are designed to attract, motivate, and retain our named executive officers, each of whom is critical to our success. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased stockholder value. Please read the *"Executive Compensation — Compensation Discussion and Analysis"* for additional details about our executive compensation programs, including information about the fiscal year 2012 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on us, our board of directors or the Human Resources and Compensation Committee of our board of directors. Our board of directors and our Human Resources and Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Human Resources and Compensation Committee of our board of directors will evaluate whether any actions are necessary to address those concerns.

Our board of directors has adopted a policy providing for annual advisory votes to approve the compensation of our named executive officers. Unless our board of directors modifies this policy, the next advisory vote will be held at our 2013 annual meeting of stockholders.

The board of directors unanimously recommends a vote FOR the approval of the compensation of the named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

PROPOSAL 3: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal 2013.

In deciding to engage Ernst & Young LLP, our Audit Committee noted that there were no auditor independence issues raised with Ernst & Young LLP.

Our board of directors recommends that stockholders ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. This appointment will be submitted to our stockholders for ratification at the Annual Meeting. Although stockholder ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise, our board of directors has decided to afford our stockholders the opportunity to express their opinions on the matter of our independent registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the appointment, the audit committee will take that fact into consideration, together with such other facts, as it deems relevant, in determining its next selection of an independent registered public accounting firm.

Our Audit Committee reviews audit and non-audit services performed by Ernst & Young LLP, as well as the fees charged by Ernst & Young LLP for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible effect of the performance of such services on the auditor's independence. Additional information concerning the Audit Committee and its activities with Ernst & Young LLP can be found in the following sections of this proxy statement: *"Practice and Structure of the Board of Directors — Audit Committee"* and *"Report of the Audit Committee of the Board of Directors"*. For additional information about Ernst & Young LLP see *"Independent Registered Public Accounting Firm"* elsewhere in this proxy statement.

Ratification of the appointment of Ernst & Young LLP requires the affirmative vote, affirmatively or negatively, of a majority of the votes cast on the matter.

The board of directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP.

STOCKHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission.

Proposals for Inclusion in Our 2013 Proxy Statement.

Proposals of stockholders intended to be presented for consideration at our 2013 annual meeting of stockholders, including stockholder recommendations for nominees, must be received by us no later than June 10, 2013 in order to be included in our 2013 proxy statement and form of proxy related to that meeting.

Proposals Not for Inclusion in Our Proxy Statement.

If a stockholder intends to timely submit a proposal for action at our 2013 annual meeting of stockholders which is not required to be included in our 2013 proxy statement and form of proxy relating to that meeting, the stockholder must satisfy certain requirements set forth in our bylaws and deliver a written notice (as such term is defined in our bylaws) to our Secretary at the following address: DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312 and in the manner set forth in the bylaws not later than the close of business on September 9, 2013 and not earlier than August 10, 2013; provided, however, if the 2013 annual meeting is held 30 days prior to, or 60 days after, the date of the 2012 Annual Meeting, a timely notice with respect to the meeting must be delivered not later than the close of business on the later of the (i) 60th day prior to the 2013 annual meeting or (ii) if the first public announcement of the date of the 2013 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

OTHER BUSINESS

Our board of directors does not presently intend to bring any other business before the meeting, and, so far as is known to our board of directors, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting. As to any business that may properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

Copies of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 are being furnished with this proxy statement to stockholders of record as of the record date for the Annual Meeting, including the consolidated financial statements and footnotes and a list of exhibits, as filed with the Securities and Exchange Commission. Our Annual Report on Form 10-K is also available on our website at http://www.dfcglobalcorp.com/ir.

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